AGORA SA

RECEIVED
2006 DEC 14 A 8:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No.: 82 – 4941

Warsaw, December 7th, 2006

06019165

United States
Securities and Exchange Commission
Washington D.C. 20549

Submission under Rule 12g3-2b exemption

SUPPL

Issuer: Agora SA
File No.: 82 – 4941

Enclosed, please find the Company's announcements released between February 21, 2006 and December 7, 2006. I also enclose copy of Agora's financial statement for the 1H 2006 nad for the 3rd quarter of 2006.

The information contained herein is being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 and shall not be deemed filed with SEC under that Act.

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

Sincerely,

Nina Graboś

Nina Graboś
Corporate Secretary

Phone: + 48 22 555 60 17
Fax: + 48 22 555 59 019

AGORA GROUP
REPORT FOR THE THIRD QUARTER OF 2006
PRESENTED ACCORDING TO
INTERNATIONAL FINANCIAL REPORTING STANDARDS

TABLE OF CONTENTS

VC

AGORA GROUP
MANAGEMENT DISCUSSION AND ANALYSIS (MD&A)
OF THE COMPANY'S RESULTS FOR THE THIRD QUARTER OF 2006
PRESENTED ACCORDING TO
INTERNATIONAL FINANCIAL REPORTING STANDARDS

AGORA GROUP MANAGEMENT DISCUSSION AND ANALYSIS (MD&A) OF THE COMPANY'S RESULTS FOR THE THIRD QUARTER OF 2006 PRESENTED ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

REVENUE PLN 834 MILLION, NET PROFIT PLN 17 MILLION, OPERATING EBITDA PLN 102 MILLION, OPERATING CASHFLOW PLN 100 MILLION, FREE CASH FLOW PLN 68 MILLION

Unless indicated otherwise, all data presented herein represent the period of January-September 2006, while comparisons refer to the same period of 2005. All data sources are presented in part IV of this MD&A.

Unless explicitly stated otherwise, advertising market data referred to herein are based on Agora's estimates adjusted for average discount rate and are stated in current prices. Given the discount pressure and advertising time and space sell-offs, these figures may not be fully reliable and will be adjusted in the consecutive reporting periods. The estimates refer to advertising expenditures in four media (TV, print, radio and outdoor), which in case of print do not include classifieds, inserts and obituaries. The estimates are based on rate card data obtained from the following sources: AGB Polska monitoring, CR Media monitoring, EXPERT MONITOR monitoring, Agora SA monitoring, Izba Gospodarcza Reklamy Zewnetrznej monitoring.

In this MD&A Agora has corrected the advertising figures for 2005 and the previous years. The data referred to herein are based on the corrected estimates of the Company. Presented figures on TV ad spend in the third quarter of 2006 are based on Starlink media house estimates which substantially differed from the Company's initial estimates of this market segment in the third quarter.

I. IMPORTANT EVENTS AND FACTORS WHICH INFLUENCE THE FINANCIALS OF THE GROUP

- In the first three quarters of 2006 revenues of the Group amounted to PLN 834 million (down 4.4% yoy). Advertising sales reached PLN 544 million, revenues from copy sales PLN 132 million and book sales PLN 97 million.
- In the third quarter of 2006, advertising spending for all media was worse than the Group expected. Spending for TV came as the largest surprise. According to Starlink media house, during the period, TV grew revenues by merely 2%. Spending for dailies declined ca 1% yoy.
- In the third quarter of 2006 *Gazeta's* advertising sales were PLN 107 million and its share in total newspaper advertising spending stood at 40%.
- In the third quarter of 2006 *Gazeta* sold on average 421 thousand copies and recorded 19.8% readership reach. In September, after the vacation period, *Gazeta's* average number of copies sold reached 451 thousand.
- Executing its internet strategy, Agora launched another thematic vortal, *dom.gazeta.pl.* In October 2006, the Company revamped its services: *gazeta.pl* and *gazetawyborcza.pl.* Also since October, *Gazeta's* readers have an every day access to the paid e-version of the newspaper.

Wanda Rapaczynski, President of the Management Board said:

"The third quarter advertising market disappointed. Spending grew below expectations, due to two factors: deepening seasonality effect and frontloading of spending at the end of the second quarter, in time for the World Cup.
The good news is that the growing competition in the newspaper market did not undermine *Gazeta Wyborcza*'s position in readership and copy sales. This is of vital importance as *Gazeta*'s franchise is the foundation on which we are building new internet businesses such as recruitment vortal or real-estate service launched in September."

II. EXTERNAL AND INTERNAL FACTORS IMPORTANT FOR THE DEVELOPMENT OF THE GROUP

1. EXTERNAL FACTORS

1.1. Advertising market

Advertising spending in the third quarter of 2006 was below the Group's expectations. According to Agora's estimates, during this period, advertising spending grew only 2% yoy and reached PLN 1.25 billion. Such weak performance of the ad market reflects the high base in the third quarter of 2005 due to significant spending for political campaigns before elections (according to Agora's estimates, in the third quarter of 2005, election committees spent about PLN 50 million on advertising), deepening seasonality effect and frontloading of spending at the end of the second quarter due to the World Cup. In the period of July-September 2006, the largest beneficiaries of advertising revenue were television stations (PLN 0.6 billion), though – according to Starlink media house estimates – their saw only 2% growth rate over last year.

In the third quarter of 2006 print recorded merely 1% revenue growth. Advertisers spent 3% more in magazines and 1% less in dailies. Such weak results of the segment stem from decelerated performance of newspaper advertising in August 2006 (the decline reached 7%). The highest rate of decline was recorded by national dailies (around 4%). This was due to tough competition of TV, as well as significant decrease in retail and official announcement categories. In the third quarter of 2006 free dailies saw very dynamic growth rate (37%), including Agora's *Metro* (up 62%). During the period, the share of free newspapers in total newspaper advertising spending increased to almost 4%.

In the third quarter of 2006 spending for outdoor recorded a low 1% growth rate. The weakening trend stems from the high base effect in the third quarter of last year reflecting intensive electoral spending. In July-September 2006 radio grew revenues by 3%.

In total, during the first three quarters of 2006 advertising spending in Poland in all media reached PLN 4.25 billion and grew by PLN 370 million yoy (10%). According to Agora's estimates, almost 49% of all advertising budgets went to TV which grew its share in total ad spend by over 1pp. During the period, advertisers spent PLN 13 million more on newspapers, PLN 39 million more on outdoor and further PLN 37 million more on radio.

1.2. Copy sales and readership of newspapers

According to ZKDP, in April-September 2006 (after the entry of new Springer's title) *Gazeta* sold on average 435 thousand copies. During the same period, *Dziennik's* average paid circulation was nearly two times lower (223 thousand copies). This gap even deepened in September, after the vacation period. At that time, *Gazeta's* average number of copies sold reached 451 thousand, while that of *Dziennik* was 209 thousand.

In April-September 2006 *Gazeta's* weekly readership reach was 20.3% (6.1 million readers). Over the same period, *Dziennik* reached nearly three times fewer readers (i.e. 2.3 million or 7.7%). At the same time, *Fakt* had 19.5% reach, *Rzeczpospolita* 5.6%, *Super Express* 8.9%, and Agora's free newspaper *Metro* had 7.4% audience.

Free newspapers emerged into significant players in the readership market. In the third quarter of 2006, all free papers distributed from Monday to Friday had 7.9% readers.

2. INTERNAL FACTORS

2.1. Revenues from *Gazeta Wyborcza*'s paid circulation

Following the announcement of the cover price of the new Axel Springer's product, in April 2006 Agora made a decision to lower *Gazeta's* cover price to PLN 1.50 across the country. To ensure the most loyal readers an every day access to *Gazeta*, in February 2006, the Company launched the kiosk subscription of the newspaper at the price of PLN 1 per issue. This further decreased *Gazeta's* average cover price. As a result, in the third quarter of 2006 *Gazeta's* revenues from copies sold shrunk by PLN 21 million yoy (in January-September 2006 by PLN 50 million).

2.2. Book collections

In the third quarter of 2006 revenues from sales of book collections were PLN 17 million and grew by nearly 14% yoy. In January-September of 2006 book collections made PLN 97 million in revenues and PLN 4 million in operating profit.

In the first three quarters of 2006 12 collections (10 series and two one-off projects) sold 6.8 million books (including books with DVDs/CDs).

2.3. Marketing and promotion cost

In the first three quarters of 2006 total marketing and promotion cost of the Group reached PLN 142 million and constituted 17% of the Group's sales. Marketing and promotion expense of the newspaper segment (including promotion cost of *Gazeta, Metro,* book collections, internet and *Nowy Dzien*) amounted to PLN 125 million and grew by PLN 47 million yoy. This amount reflects the expense of book collections in the amount of PLN 40 million (PLN 13 million more than last year) which included CD and DVD production cost in the amount of PLN 20 million (since September 2005, production cost of CDs and DVDs sold in collections are treated as promotional expense).

Other marketing and promotional expense reflect intensive marketing activities for *Gazeta Wyborcza* carried out in the context of increased competition in the newspaper market, including image campaign and promotion of the newspaper in the points of sale, as well as start-up cost of *Nowy Dzien* (PLN 8 million).

2.4. Staff cost and headcount

In the third quarter of 2006, staff cost decreased PLN 0.3 million yoy. This decline reflects a PLN 3.6 million decrease in holiday leave provision in September 2006.

In January-September 2006 the Group's staff cost (less non-cash incentive compensation) was PLN 191 million and grew by almost PLN 18 million. This growth is attributable to *Nowy Dzien* operations in the first quarter of 2006, consolidation of more radio stations, as well as salary increases in some areas enforced by competitive situation.

The Group's headcount at the end of the third quarter of 2006 was 3,547 employees and declined by 57 FTEs as compared to the second quarter of 2006. This decline is mainly due to the execution of group lay-offs after the closure of *Nowy Dzien.*

Estimated total cost related to incentive plans to be booked in the Group's 2006 profit and loss account will be ca PLN 33 million. According to accounting principles, the fair value of certificates is established as at the grant date and is based on the market value of Agora's shares (discounted) at the grant date of the certificates. The cost of certificates already purchased by employees is not revised following the change in market value of Agora's shares. It should be noted that the above amount includes estimated cost of execution of incentive plan in 2006. The Company does not know the stock price of Agora's shares at that reporting period. The difference in the cost of incentive plans as compared to the Company's prevoius estimates stems from the fact that the current market value of Agora's shares (as at the date of publication of this report) has been taken to calculate the value of certificates which will be purchased by employees in the fourth quarter of 2006.

3. PROSPECTS

3.1. Advertising market

In spite of worse-than-expected ad market performance in the third quarter of 2006, its total growth in 2006 will not materially differ from the Company's expectations (around 10-11% growth yoy). Slight corrections in growth rates of different market segments after the weaker third quarter will not impact ad market trends or change its structure. According to Agora's estimates, dailies will record the slowest growth rate (up to ca 4%). The largest advertising budgets will go to TV, which will increase revenues by around 13%. Radio and outdoor are expected to grow by about 11%.

3.2. Increasing operating efficiency of the Group

On 19 September 2006 the Company announced its plan to increase efficiency of its operations. Implementation of the plan will entail a material reduction in the operating expense of the Group. The Company's objective is to reduce its 2007 cost base by ca PLN 35 million.

The goal of the plan is to make business processes more dynamic and flexible. Increasing operating efficiency of the Group calls for an alignment of the Company's employment level. The group lay-offs in Agora SA will affect up to 250 persons in the period 20 September-31 December 2006.

In the third quarter of 2006, the Company booked PLN 5.1 million of restructuring provisions (including PLN 3.4 million cost of severances).

3.3. Growth of the internet business

The Company significantly accelerated its growth in the internet area. Agora's primary objective is to expand scale and reach of its internet business.

Executing its internet strategy, the Company continues to launch thematic vortals. In March 2006, Agora's internet offer was enhanced with the recruitment vortal, *praca.gazeta.pl.* The service leverages *Gazeta's* strong position in recruitment advertising. Since September 2006, *gazeta.pl* users have access to a new real-estate vortal, *dom.gazeta.pl.* The service includes primary market offers in Warsaw and the seven largest cities. Shortly, it will be

enriched by the secondary market offers. According to Agora's estimates, *dom.gazeta.pl* is the second largest real-estate service of this type in the Polish internet.

In October 2006, the Company re-launched *gazetawyborcza.pl* service. Along with content and functionality enhancements, the service offers e-version of *Gazeta Wyborcza* at PLN 1.50 per issue and PLN 35 per monthly subscription.

Agora will continue to implement its internet strategy. Along with protection of revenues from key advertising categories and leveraging key assets for the internet, the Company is working on building new internet-based businesses. The Company's growth in the internet area may be executed through both organic projects and acquisitions.

III. FINANCIAL RESULTS

1. THE AGORA GROUP

The consolidated financial statements of the Agora Group for the third quarter of 2006 include Agora SA, Agora Poligrafia Sp. z o.o., Art Marketing Syndicate SA Group (AMS Group), Agora TC and 25 subsidiary and associated companies of the radio business. Detailed list of companies of the Agora Group is presented in the note to the financial statements.

2. PROFIT AND LOSS ACCOUNT OF THE AGORA GROUP

Tab. 1

in PLN million	III Q 2006	III Q 2005	% change yoy	I-III Q 2006	I-III Q 2005	% change yoy
Sales	245.2	257.0	(4.6%)	834.3	872.9	(4.4%)
Advertising	171.9	165.6	3.8%	543.9	515.5	5.5%
Copy sales	37.6	57.7	(34.8%)	137.4	177.4	(22.5%)
Other	35.7	33.7	5.9%	153.0	180.0	(15.0%)
Operating cost net, incl.:	(239.4)	(226.4)	5.7%	(815.4)	(734.4)	11.0%
Raw materials, energy and consumables	(50.9)	(52.7)	(3.4%)	(184.3)	(206.2)	(10.6%)
D&A	(18.8)	(23.4)	(19.7%)	(56.9)	(71.0)	(19.9%)
Staff cost (2)	(58.8)	(59.1)	(0.5%)	(191.3)	(173.5)	10.3%
Non-cash expense relating to share-based payments	(3.7)	-	-	(24.8)	-	-
Promotion and marketing	(38.1)	(29.8)	27.9%	(141.9)	(96.0)	47.8%
Restructuring (3)	(5.1)	-	-	(5.1)	-	-
Operating profit - EBIT	5.8	30.6	(81.0%)	18.9	138.5	(86.4%)
Finance cost, net, incl.:	3.2	1.7	88.2%	5.2	5.0	4.0%
Revenue from short-term investment	5.2	3.9	33.3%	10.5	11.6	(9.5%)
Interest on loans and similar costs	(1.6)	(1.9)	(15.8%)	(5.0)	(7.2)	(30.6%)
Allowance for losses on investment, net	-	-	-	-	(0.9)	-
Share of results of associates	(0.1)	-	-	-	(0.1)	-
Profit before income tax	8.9	32.3	(72.4%)	24.1	143.4	(83.2%)
Income tax expense (1)	(1.5)	(6.9)	(78.3%)	(7.5)	(26.2)	(71.4%)
Net profit for the period	7.4	25.4	(70.9%)	16.6	117.2	(85.8%)
Attributable to:						
Equity holders of the parent	7.7	25.6	(69.9%)	17.4	118.2	(85.3%)
Minority interest	(0.3)	(0.2)	50.0%	(0.8)	(1.0)	(20.0%)
	7.4	25.4	(70.9%)	16.6	117.2	(85.8%)
EBIT margin (EBIT/Sales)	2.4%	11.9%	(9.5pp)	2.3%	15.9%	(13.6pp)
EBITDA	24.4	53.6	(54.5%)	75.3	208.4	(63.9%)
EBITDA margin (EBITDA/Sales)	10.0%	20.9%	(10.9pp)	9.0%	23.9%	(14.9pp)
Operating EBITDA (2)	29.7	53.6	(44.6%)	101.7	208.4	(51.2%)
Operating EBITDA margin (Operating EBITDA/Sales)	12.1%	20.9%	(8.8pp)	12.2%	23.9%	(11.7pp)
EBIT excluding *Nowy Dzien* and cost of share-based payments	10.1	30.6	(67.0%)	64.5	138.5	(53.4%)

(1) following changes described in note 2 of the financial statements, the comparative figures were restated.

(2) *excluding non-cash cost of share-based payments.*
(3) *including non-cash expense related to share-based payments in the amount of PLN 1.6 million.*

Major products and services, as well as operating revenue and cost of the Agora Group are presented in detail in part IV of this MD&A ("Operating review – major lines of business of the Agora Group").

Agora's business lines operating contribution to the Group's financials is presented in the underneath table (see 2.1.).

2.1. Financial results presented according to major lines of business of the Agora Group for the first three quarters of 2006

Tab. 2

in PLN million	Newspapers and Internet (1)	Magazines	Outdoor	Radio	Company's headquarters, New Business Development division	Eliminations	Total (consolidated) I-III 2006
Total sales	629.4	70.4	106.6	46.6	-	(18.7)	834.3
% Share	75.4%	8.4%	12.8%	5.6%	-	(2.2%)	100.0%
Total operating cost	(616.6)	(64.5)	(90.5)	(54.5)	(7.4)	18.1	(815.4)
EBIT	12.8	5.9	16.1	(7.9)	(7.4)	(0.6)	18.9
Finance cost, net							5.2
Share of results of associates							-
Income tax expense							(7.5)
Net profit							16.6
Attributable to:							
Equity holders of the parent							17.4
Minority interest							(0.8)
EBITDA	52.6	6.1	23.8	(5.7)	(1.1)	(0.4)	75.3
Operating EBITDA (2)	75.0	6.9	25.0	(4.0)	(0.7)	(0.5)	101.7
CAPEX	(6.8)	(0.6)	(19.9)	(0.8)	(0.0)	-	(28.1)

(1) the majority of overhead cost is included in "Newspapers and Internet" line of business.
(2) excluding non-cash cost of share-based payments.

2.2. Finance cost, net

Lower revenue from short-term investments reflects lower interest rates.

Decrease of interest of bank credits and loans results from lower interest rates. In addition, in the first quarter of 2005 the Group incurred cost of the extension of the bank credit.

3. BALANCE SHEET OF THE AGORA GROUP

Tab. 3

in PLN million	30/09/2006	30/06/2006	% change to 30/06/2006	31/12/2005	30/09/2005
Non-current assets	984.2	983.2	0.1%	1,001.2	1,010.2
share in balance sheet total	*65.5%*	*64.6%*	*0.9pp*	*66.6%*	*66.3%*
Current assets	518.0	539.3	(3.9%)	502.8	514.0
share in balance sheet total	*34.5%*	*35.4%*	*(0.9pp)*	*33.4%*	*33.7%*
TOTAL ASSETS	1,502.2	1,522.5	(1.3%)	1,504.0	1,524.2
Equity attributable to equity holders of the parent	1,139.9	1,128.6	1.0%	1,125.4	1,164.2
share in balance sheet total	*75.9%*	*74.1%*	*1.8pp*	*74.8%*	*76.5%*
Minority interest	(0.5)	(0.4)	25.0%	(0.2)	(0.5)
share in balance sheet total	-	-	-	-	-
Non-current liabilities and provisions	178.7	186.1	(4.0%)	200.3	198.6
share in balance sheet total	*11.9%*	*12.2%*	*(0.3pp)*	*13.3%*	*12.9%*
Current liabilities and provisions	184.1	208.2	(11.6%)	178.5	161.9
share in balance sheet total	*12.2%*	*13.7%*	*(1.5pp)*	*11.9%*	*10.6%*
TOTAL EQUITY AND LIABILITIES	1,502.2	1,522.5	(1.3%)	1,504.0	1,524.2

Following the changes described in note 2 of the financial statements, the comparative figures were restated.

3.1. Non-current assets

The change in the balance of non-current assets versus 30 June 2006 was due to the increase in deferred tax asset and the depreciation of tangible fixed assets and amortization of intangible fixed assets.

3.2. Current assets

The decrease of current assets versus 30 June 2006 was due to the decrease of cash and short-term securities (in September 2006 the Group paid out dividend).

3.3. Non-current liabilities and provisions

The decrease of non-current liabilities versus 30 June 2006 is caused mainly by the reclassification of bank loan in the amount of PLN 8.7 million as at 30 September 2006 from non-current to current part.

3.4. Current liabilities and provisions

The decrease of current liabilities and provisions versus 30 June 2006 results mainly from dividend payout, the increase in short-term borrowings as a result of the above re-classification, as well as restructuring provision set in the third quarter of 2006.

4. CASH FLOW STATEMENT OF THE AGORA GROUP

Tab. 4

in PLN million	III Q 2006	III Q 2005	% change yoy	I-III Q 2006	I-III Q 2005	% change yoy
Net cash from operating activities	28.2	75.1	(62.5%)	100.0	203.3	(50.8%)
Net cash from investment activities	42.2	(9.0)	-	2.8	(86.8)	-
Net cash from financing activities	(29.1)	(85.7)	(66.0%)	(32.5)	(91.9)	(64.6%)
Total movement of cash and cash equivalents	41.3	(19.6)	-	70.3	24.6	185.8%
Cash and cash equivalents at the end of period	260.0	252.0	3.2%	260.0	252.0	3.2%

Following the changes described in note 2 of the financial statements, the comparative figures were restated.

As at 30 September 2006, the Agora Group had PLN 301.8 million in cash and in short-term monetary assets, of which PLN 260.0 million was in cash and cash equivalents and PLN 41.8 million in short-term safe and liquid monetary assets.

Considering the cash position and the available loan facility (PLN 500 million less the drawing of PLN 139.5 million), the Agora Group does not anticipate any liquidity problems with regards to its further investment plans.

4.1. Operating activities

Net cash from operating activities declined in the third quarter of 2006 yoy as a results of higher marketing and promotion cost and the reduction of *Gazeta's* cover price.

4.2. Investment activities

Net inflow from investing activities in the third quarter of 2006 results from sales of short-term securities (investment of free cash). During the same period of the previous year the balance was negative. Also, in the third quarter of 2006 the Company sold shares and borrowings of Radio Mazowsze Sp. z. o.o.

4.3. Financing activities

In the third quarter of 2006 net cash from financing activities mainly included a dividend payout of PLN 27.5 million.

5. SELECTED FINANCIAL RATIOS *[4]*

Tab. 5

	III Q 2006	III Q 2005	% change yoy	I-III Q 2006	I-III Q 2005	% change yoy
Profitability ratios						
Net profit margin	3.2%	10.0%	(6.8pp)	2.1%	13.5%	(11.4pp)
Gross profit margin	38.6%	44.9%	(6.3pp)	40.4%	45.4%	(5.0pp)
Return on equity	2.7%	8.7%	(6.0pp)	2.0%	13.7%	(11.7pp)
Efficiency ratios						
Inventory turnover	10 days	10 days	-	10 days	10 days	-
Debtors days	73 days	69 days	5.8%	66 days	55 days	20.0%
Creditors days	36 days	39 days	(7.7%)	40 days	32 days	25.0%
Liquidity ratio						
Current ratio	2.8	3.2	(12.5%)	2.8	3.2	(12.5%)
Financing ratios						
Gearing ratio (1)	-	-	-	-	-	-
Interest cover	1.8	16.3	(89.0%)	3.9	21.4	(81.8%)
Free cash flow interest cover	4.2	32.3	(87.0%)	13.9	26.9	(48.3%)

(1) as at 30 September 2006 and 30 September 2005 the Group had net cash position.

Definitions of financial ratios *[4]* are presented at the end of part IV of this MD&A *("Operating review – major lines of business of the Agora Group")*.

IV. OPERATING REVIEW - MAJOR LINES OF BUSINESS OF THE AGORA GROUP

IV.A. NEWSPAPERS AND INTERNET

Tab. 6

in PLN million	III Q 2006	III Q 2005	% change yoy	I-III Q 2006	I-III Q 2005	% change yoy
Total sales	176.8	194.2	(9.0%)	629.4	679.8	(7.4%)
Copy sales	25.7	47.1	(45.4%)	99.7	144.6	(31.1%)
incl. *Gazeta Wyborcza*	*25.7*	*47.1*	*(45.4%)*	*94.5*	*144.5*	*(34.6%)*
Advertising revenue	114.9	112.8	1.9%	372.5	355.8	4.7%
incl. *Gazeta Wyborcza*	*106.5*	*107.4*	*(0.8%)*	*347.5*	*340.0*	*2.2%*
Book collections	17.3	15.2	13.8%	97.1	127.2	(23.7%)
Other revenue	18.9	19.1	(1.0%)	60.1	52.2	15.1%
Total operating cost, including	(173.2)	(160.8)	7.7%	(616.6)	(538.8)	14.4%
Raw materials, energy, consumables and printing services	(59.2)	(54.9)	7.8%	(211.4)	(214.6)	(1.5%)
Staff cost (1)	(43.2)	(43.6)	(0.9%)	(143.4)	(129.7)	10.6%
Non-cash expense relating to share-based payments	(3.1)	-	-	(20.8)	-	-
D&A	(12.8)	(15.7)	(18.5%)	(39.8)	(47.7)	(16.6%)
Promotion and marketing (2) (3)	(30.5)	(25.3)	20.6%	(125.3)	(78.8)	59.0%
Restructuring (4)	(4.7)	-	-	(4.7)	-	-
EBIT	3.6	33.4	(89.2%)	12.8	141.0	(90.9%)
EBIT margin	2.0%	17.2%	(15.2pp)	2.0%	20.7%	(18.7pp)
EBITDA	16.4	49.1	(66.6%)	52.6	188.7	(72.1%)
EBITDA margin	9.3%	25.3%	(16.0pp)	8.4%	27.8%	(19.4pp)
Operating EBITDA (1)	21.1	49.1	(57.0%)	75.0	188.7	(60.3%)
Operating EBITDA margin	11.9%	25.3%	(13.4pp)	11.9%	27.8%	(15.9pp)

(1) *excluding non-cash cost of share-based payments.*

(2) *the amounts do not include the revenue and the total cost of cross-promotion of Agora's different media (only the direct variable cost of campaigns carried out on advertising panels) if such promotion is executed without prior reservation.*

(3) *the figures include start-up cost of new collections (the free-of-charge volume and initial high promotion cost in media).*

(4) *including non-cash expense related to share-based payments in the amount of PLN 1.6 million.*

(5) *the majority of overhead cost is included in "Newspapers and Internet" line of business.*

1. GAZETA WYBORCZA

1.1. Revenue

1.1.1. Copy sales

In the third quarter of 2006, average paid circulation of *Gazeta Wyborcza* fell by 4% yoy to 421 thousand copies. The decrease by and large stems from the very high base in 2005. Last year *Gazeta's* sales were boosted by extremely popular series *Nasz Papiez* (Pope Chronicles). In the third quarter of 2004 average paid circulation was 415 thousand.

In the third quarter of 2006 *Gazeta's* Friday edition significantly grew copy sales (by over 70 thousand copies as compared to last year). The improved layout of *Gazeta Telewizyjna* (TV Guide) printed on coated paper since March 2006, was warmly received by the readers. In its annual report on the newspaper market the specialist weekly *Media & Marketing Polska* named *Gazeta Telewizyjna* the TV Guide of the Year.

In the third quarter of 2006 *Gazeta* posted good readership results. During the period, the newspaper had 6.0 million readers (19.8% weekly reach) of whom 46% were university graduates, 46% lived in cities over 100 thousand inhabitants and 61% were under 45 years of age.

Particularly pleasing are readership results of *Gazeta*'s magazine supplements printed on coated paper. *Gazeta Telewizyjna* had 3.0 million readers (10.1% weekly readership), while *Wysokie Obcasy* had 2.8 million readers (9.3% weekly readership). After the image campaign, in September the magazine's page-count reached a record of 88 pages.

1.1.2. Advertising sales

In the third quarter of 2006, *Gazeta*'s net advertising revenue (including display advertising, classifieds and inserts) decreased by 0.8%.

In the third quarter of 2006, *Gazeta*'s share in display advertising in national, Warsaw and local dailies (including paid and free newspapers) stood at about 40% and was down only 1pp as compared to last year, new competitor and dynamic growth of free press notwithstanding.

Gazeta's share in national display advertising was about 42%. In the third quarter of 2006 ad spend for national dailies decreased by 4%. This suggests that the entry of the new daily did not increase share of national newspapers in total ad spend. The fastest growing newspaper segment was free dailies, including Agora's *Metro.*

In the third quarter of 2006 *Gazeta Wyborcza's* share in Warsaw display advertising market (excluding classifieds, inserts and obituaries) decreased by ca 3pp yoy. Agora's share in the third quarter of 2006 reached 68% in Warsaw. *Gazeta Wyborcza* increased its share in local display advertising market (outside Warsaw) by ca 3pp.

In September 2006 *Gazeta* introduced "memosticks" - another (following "wings") innovative advertising tool. A"memostick" is a small piece of paper (72x73 mm) which is automatically sticked on the first page of the main issue of *Gazeta Wyborcza* as well on the first pages of its supplements (also during night shifts). Only Agora's printing plants offer such service in such a scale.

In the third quarter of 2006, together with the launch of *dom.gazeta.pl,* the advertisers received another two-media offer combining a daily with the internet (previously the company launched *praca.gazeta.pl*). Combined with the re-launched supplement *Dom (Home)* and the newly launched monthly *Warszawskie Domy, Mieszkania, Dzialki (Houses, Flats and Plots in Warsaw)* in September, the new internet offer constitutes one of the elements of *Gazeta's* broader strategy in the real-estate area.

In the third quarter of 2006, share of ad pages in the total pagecount of *Gazeta* amounted to over 41%, while the average number of ad pages published daily in all local and national editions amounted to ca 271.

1.1.3. Book collections

Tab. 7

	I Q 2005	II Q 2005	III Q 2005	IV Q 2005	I Q 2006	II Q 2006	III Q 2006
Revenue from book collections	63.0	49.0	15.2	53.6	51.7	28.1	17.3

In the third quarter of 2006 the Company run six publishing projects – five collections and a one one-off publication. Two of the series were completed, one project continued and three new projects commenced.

In August 2006, Agora concluded sale of the movie collection. The project started in February and consisted of 30-volume movie collection on DVDs. In September the last, sixteenth volume of *Illustrated Encyclopedia for the Whole Family* hit the news stands.

In the third quarter of 2006 Agora continued sale of 25-volume rock'n'roll music collection *Stars, idols, hits* (the series were recommended jointly by *Gazeta Wyborcza* and *Golden Oldies* radio station).

In September two new collections started: *School Literature* and *Great Encyclopedic Atlas of the World.* Each set of the 25-volume collection contains a description of the literary work and its cinema adaptation on DVD.

The series is available every Wednesday at PLN 19.99 plus the price of *Gazeta Wyborcza*. The second project – *Great Encyclopedic Atlas of the World* constitutes a collection of 18 volumes which combines the elements of an atlas, encyclopedia and a travel guide. Subsequent volumes are available every Thursday with *Gazeta Wyborcza* at PLN 24.90 plus the price of the newspaper. Another, one-off project run in September was a publication directed to football funs.

Three collections introduced at the end of the third quarter of 2006 significantly affected the project's financial results.

1.1.4. Other revenues

In the third quarter of 2006 the Group recorded a 1.4% growth in sales of printing services (more purchase orders from external clients).

1.2. Cost of production of *Gazeta Wyborcza* (newsprint and printing services)

Tab. 8

Cost of production of *Gazeta Wyborcza* in PLN million	III Q 2006	III Q 2005	% change yoy	I-III Q 2006	I-III Q 2005	% change yoy
Fixed cost	14.2	14.9	(4.7%)	42.3	47.1	(10.2%)
incl. D&A	7.3	8.8	(17.0%)	21.1	27.7	(23.8%)
Variable cost	36.8	29.8	23.5%	110.0	93.9	17.1%
incl. newsprint	29.4	24.4	20.6%	88.2	77.3	14.1%
TOTAL fixed and variable cost	51.0	44.7	14.1%	152.3	141.0	8.0%

The decrease of fixed cost of production *of Gazeta Wyborcza*'s in the third quarter of 2006 results mainly from the change of the depreciation cost due to review of the depreciation rates.

1.2.1. Newsprint and printing services

The increase of newsprint cost and cost of printing services in the third quarter of 2006 was mainly affected by change in newsprint quality of *Gazeta Telewizyjna* (TV Guide) and the shift of its production to external printing plants.

2. FREE PRESS

Metro is the largest free daily newspaper distributed in Poland (from Monday to Friday). It leads in readership rates in the free newspaper market and is one of the most-widely read national newspapers. In the third quarter of 2006, the newspaper had 2.0 million readers, whereas *Metropol* reached 1.1 million readers and *Rzeczpospolita* 1.6 million. In cities over 500 thousand inhabitants (important advertising and readership markets) *Metro's* readership stood at 24.9%, while that of *Fakt* was 18.9%. *Gazeta,* which is the most-widely read national newspaper in large cities, had 37.9% audience. In the third quarter of 2006 free newspapers sold 37% more advertising than last year, while *Metro* increased ad sales by 62%. During the same period, *Metro's* share in the newspaper display advertising market reached 2%.

During the International Publication Design Contest, *Metro* received the Bronze Chimera for its afternoon front cover of 7 July 2005 devoted the bomb attacks in London.

On 16 October 2006 *Metro* received a new layout. The newspaper has more news and its layout is now more transparent and easier to navigate. The changes were supported with advertising campaign designed to attract more readers and advertisers.

3. *NOWY DZIEN*

In the first three quarters of 2006 N*owy Dzien* depressed the results of the Newspapers and Internet line of business by PLN 19.2 million.

4. INTERNET *[5]*

In August 2006 the portal's reach among Polish internet users was 35.1%. *Gazeta.pl* number of users grew by 46.6% to 4.5 million. In August 2006 the number of page views from the territory of Poland amounted to 353.0 million (17.2% more than last year).

In the period of July-September of 2006 *Gazeta.pl* reported positive EBITDA (excluding vortals). Advertising revenues grew solidly (52.9% increase over last year excluding classifieds) and amounted to PLN 3.1 million.

In the third quarter of 2006 *Gazeta.pl* focused on development of its growth strategy through product and advertising offer enhancement. In September of 2006 the portal was enriched with a new real-estate service, *dom.gazeta.pl*. The vortal's unique content ranges from the description of the developer, through articles and photo galleries to expert opinions and discussion forums. The new vortal has an extensive database on home construction and a new search engine.

Also in September, Agora re-launched a re-designed and enhanced recruitment vortal, *praca.gazeta.pl*. The most significant changes included: better functionality and layout, improved search engine and more transparent categorization of ads. We also added a new section devoted to work abroad, *Praca za granica,* which offers advertising content from 20 countries.

According to Megapanel PBI/Gemius, in August 2006, Agora's recruitment service was ranked first most-widely used recruitment service in the Polish internet. According to the Company's estimates, Agora's real-estate vortal is the second largest service of this type in the Polish internet.

Starting 9 October 2006, Agora's portal received a new home page. It has enhanced and modern layout with more pictures and an easy-to-operate user interface.

On 17 October 2006 Agora launched a new internet service of *Gazeta - gazetawyborcza.pl*. The service's attraction is the e-version of *Gazeta Wyborcza*. The digital edition of *Gazeta* is based on one of the most advanced technologies in the world. Readers of the e-version simply use the internet browser to access the complete edition of the newspaper. They can also access texts in the audio format. The e-version of *Gazeta* is available at the retail price of PLN 1.50 per issue and in subscriptions.

IV.B. THE MAGAZINES

In the third quarter of 2006, the top titles of the group sold more copies than last year. Average copy sales of the monthly *Poradnik Domowy* reached 435 thousand and were over 53% higher than last year. *Avanti, Ladny Dom, Kwietnik* and *Dziecko* recorded 5%, 5%, 7% and 16% growth rates, respectively. Copy sales results of *Logo* are promising as well. In March, the magazine changed into a monthly. In the third quarter of 2006 its paid circulation exceeded 67 thousand copies.

During *Media & Marketing Polska* Media Trends 2006, *Logo* received the Debut of the Year commendation and was awarded the Bronze Chimera in the International Publication Design Contest.

Tab. 9

in PLN million	III Q 2006	III Q 2005	% change yoy	I-III Q 2006	I-III Q 2005	% change yoy
Total sales, including	23.3	22.5	3.6%	70.4	68.2	3.2%
Copy sales	10.7	10.1	5.9%	32.2	32.4	(0.6%)
Advertising revenue	12.4	12.4	-	37.9	35.7	6.2%
Total operating cost, including	(20.2)	(19.2)	5.2%	(64.5)	(63.2)	2.1%
Raw materials, energy, consumables and printing services	(7.5)	(7.4)	1.4%	(23.8)	(23.8)	-
Staff cost (1)	(4.7)	(4.4)	6.8%	(14.6)	(13.6)	7.4%
Non-cash expense relating to share-based payments	(0.1)	-	-	(0.8)	-	-
D&A	(0.1)	(0.1)	-	(0.2)	(0.2)	-
Promotion and marketing (2)	(6.1)	(5.8)	5.2%	(20.1)	(20.6)	(2.4%)
Restructuring	(0.4)	-	-	(0.4)	-	-
EBIT	3.1	3.3	(6.1%)	5.9	5.0	18.0%
EBIT margin	13.3%	14.7%	(1.4pp)	8.4%	7.3%	1.1pp
EBITDA	3.2	3.4	(5.9%)	6.1	5.2	17.3%
EBITDA margin	13.7%	15.1%	(1.4pp)	8.7%	7.6%	1.1pp
Operating EBITDA (1)	3.3	3.4	(2.0%)	6.9	5.2	33.3%
Operating EBITDA margin	14.3%	15.1%	(0.8pp)	9.8%	7.6%	2.2pp

(1) excluding non-cash cost of share-based payments.

(2) the amounts do not include revenues and the total cost of cross-promotion of Agora's different media (only the direct variable cost of campaigns carried out on advertising panels) if such promotion is executed without prior reservation.

1. REVENUE

1.1. Copy sales

Tab. 10

	III Q 2006	III Q 2005	% change yoy	I-III Q 2006	I-III Q 2005	% change yoy
Average copy sales (in thousand of copies)	1,030.0	841.6	22.4%	1,061.0	968.8	9.5%

The increase of revenue from copy sales in the third quarter of 2006 reflects better paid circulation results of particular titles.

1.2. Advertising sales

In the third quarter of 2006 advertising sales remained flat yoy.

In the third quarter of 2006, magazines reached 6.6% share in the magazine advertising market (up ca 0.8 pp).

2. COST

Increase in operating cost results mainly from change of *Logo*'s publication schedule, as well as the restructuring provision recognized.

IV.C. OUTDOOR (AMS GROUP)

Tab. 11

in PLN million	III Q 2006	III Q 2005	% change yoy	I-III Q 2006	I-III Q 2005	% change yoy
Total sales, including: (1)	33.8	34.1	(0.9%)	106.6	102.4	4.1%
Advertising revenue	33.3	34.1	(2.3%)	105.9	102.3	3.5%
Total operating cost, including:	(30.7)	(32.0)	(4.1%)	(90.5)	(92.0)	(1.6%)
Execution of campaigns	(6.8)	(6.4)	6.3%	(19.9)	(17.1)	16.4%
Maintenance cost	(14.5)	(14.5)	-	(42.1)	(41.9)	0.5%
Staff cost (2)	(4.0)	(3.9)	2.6%	(12.4)	(12.2)	1.6%
Non-cash expense relating to share-based payments	(0.2)	-	-	(1.2)	-	-
Promotion and marketing	(1.9)	(1.0)	90.0%	(5.3)	(2.8)	89.3%
D&A	(2.9)	(4.3)	(32.6%)	(8.2)	(13.2)	(37.9%)
Other operating revenue /(cost) net	1.5	0.7	114.3%	3.5	3.2	9.4%
EBIT	3.1	2.1	47.6%	16.1	10.4	54.8%
EBIT margin	9.2%	6.2%	3.0pp	15.1%	10.2%	4.9pp
EBITDA	5.8	6.1	(4.9%)	23.8	22.5	5.8%
EBITDA margin	17.2%	17.9%	(0.7pp)	22.3%	22.0%	0.3pp
Operating EBITDA (2)	6.0	6.1	(1.6%)	25.0	22.5	11.1%
Operating EBITDA margin	17.8%	17.9%	(0.1pp)	23.5%	22.0%	1.5pp
Number of advertising faces (3)	24,184	23,712	2.0%	24,184	23,712	2.0%

(1) the amounts do not include the revenue and direct and variable costs of cross-promotion of Agora's other media on AMS panels if such promotion was executed without prior reservation.

(2) excluding non-cash cost of share-based payments.

(3) excluding advertising panels of Akcent Media Sp. z o.o. installed on petrol stations, small panels at bus shelters and advertising surface on buses and trams.

1. REVENUE

In the third quarter of 2006, the outdoor market saw significantly weaker growth rate yoy. This was due to the high base in the third quarter of 2005 (significant advertising budgets for election campaigns). Advertising revenues of AMS followed the above trend.

In the third quarter of 2006, estimated share of AMS in the outdoor advertising market (excluding advertising described in the footnote no 1, beneath the above table *[6])* stood at 25.3% (1.0pp down yoy). In the first three quarters of 2006, the company's share was 26.1% (2.1% down yoy).

2. COST

Growth of promotion and marketing costs in the third quarter of 2006 stems from the increase in the number of social-marketing campaigns.

Decrease of depreciation and amortization costs in the third quarter of 2006 is a consequence of change of amortization rates for large format panels.

Better result on other operating activities reflected revenues from sale of the company's shares in the right of perpetual usufruct in Poznan.

3. IMPORTANT EVENTS

In September 2006 AMS signed an agreement for the panel exchange with Jet Line. AMS will sell to Jet Line 17 sites of frontlight panels (12x4 meters format) located nearby highways while it will buy 17 sites of backlight panels (6x3 meters format) located in Warsaw.

In the third quarter of 2006 AMS was preparing the first stage of the investment project to build a new system of exclusive, lit scrolling panels (9 square meters). Due to the poster scroll mechanism this tool displays three images on the same panel. These elegant panels have a city furniture character and are located in the city centers. The panels will be located at the city centers or adjacent to major street crossings and important routes into the cities. Carefully selected sites guarantee high levels of pedestrian and street traffic slowed down by traffic lights and other speed limits. First construction works commenced in October. The first stage assumes installation of 200 scrolling display panels (600 exposure faces). Scrolling display panels are premium segment advertising tools.

In October AMS finished the first in Poland project of city furniture. The shopping arcade in Wroclaw was arranged with a set of benches, flowerbeds and original, modernly-designed litter bins. The Citylight poster panels and the lit poster pillar next to the entry street were placed between them. The satellite-driven clocks enhanced two Citylight panels. Through this project AMS became the first Polish outdoor company to design urban areas in a citizen-friendly manner which delivers benefits to both, city itself and the company.

Since September AMS has been using a brand new information tool – the *AMS TOProfiler (Target Objects Profiler)* which helps target an outdoor advertising campaign. *AMS TOProfiler* combines the local database on target groups' location areas with the reservation system of the outdoor operator. Profiled campaigns are more effective in reaching proper target groups than traditional methods used by AMS's competitors.

IV.D. RADIO

Agora's radio group consists of 18 *Golden Oldies* (*Zlote Przeboje)* radio stations, six rock radio stations (*Radio Roxy FM)* and a superregional news radio *TOK FM* broadcasting in nine cities. Grupa Radiowa Agory includes a few local stations which play in AC format (Adult Contemporary).

1. LOCAL RADIO STATIONS

In the third quarter of 2006 local radio stations again improved financial results: EBITDA (excluding non-cash expense related to share-based payments) was a negative of PLN 0.2 million (up 91% yoy), while revenues grew 8.6% yoy.

In the third quarter of 2006 radio *Roxy FM*, which began operations in October and November 2005, delivered 5.4% audience reach in its target group *[7]*. In the period of January-September 2006 promotion and marketing costs of introducing a new band in the market amounted to PLN 5.7 million (excluding promotion costs on AMS panels if such promotion was executed without prior reservation on space which was not sold to external clients).
In the third quarter of 2006 ad sales of *Roxy FM* radiostations grew by 41.2% yoy (up 11.5% yoy in the period of January-September).

In the third quarter of 2006, restructuring of Grupa Radiowa Agora Sp. z o.o.'s radiostations portfolio was continued. It included the following transactions:

- on 24 August 2006 Agora bought shares in Biuro Radiowe Obslugi Sp. z o.o., Multimedia Plus Sp. z o.o. (*Roxy FM*), Jan Babczyszyn Radio Jazz FM (*Zlote Przeboje*); after these transactions Agora is the only shareholder of the abovementioned companies;
- on 2 August 2006 Agora sold shares of Radio Mazowsze Sp. z o.o. with its seat in Lomianki.

Also, in July 2006 Biuro Obslugi Radiowej Sp. z o.o. and Partytura Sp. z o.o. (radio *Kiss FM* in Poznan) unbound the operating contracts.

The data presented below is the sum of financials of local radio stations and Radio Division consolidated pro forma. The data below excludes the financials of *TOK FM*, described separately in point 2.

Tab. 12

in PLN million	III Q 2006	III Q 2005	% change yoy	I-III Q 2006	I-III Q 2005	% change yoy
Total sales, including:	13.9	12.8	8.6%	45.3	39.2	15.6%
Advertising revenue (1)	13.1	12.4	5.6%	43.0	37.6	14.4%
Total operating cost, including:	(15.0)	(15.7)	(4.5%)	(51.2)	(43.8)	16.9%
Staff cost (2)	(6.2)	(6.7)	(7.5%)	(19.5)	(19.2)	1.6%
Non-cash expense relating to share-based payments	(0.3)	-	-	(1.7)	-	-
Licenses, rental and telecommunication costs	(1.8)	(1.9)	(5.3%)	(5.7)	(5.9)	(3.4%)
D&A	(0.6)	(0.7)	(14.3%)	(2.0)	(2.1)	(4.8%)
Promotion and marketing (3)	(2.8)	(4.1)	(31.7%)	(12.3)	(10.0)	23.0%
EBIT	(1.1)	(2.9)	62.1%	(5.9)	(4.6)	(28.3%)
EBIT margin	(7.9%)	(22.7%)	14.8pp	(13.0%)	(11.7%)	(1.3pp)
EBITDA	(0.5)	(2.2)	77.3%	(3.9)	(2.5)	(56.0%)
EBITDA margin	(3.6%)	(17.2%)	13.6pp	(8.6%)	(6.4%)	(2.2pp)
Operating EBITDA (2)	(0.2)	(2.2)	90.9%	(2.2)	(2.5)	12.0%
Operating EBITDA margin	(1.4%)	(17.2%)	15.8pp	(4.9%)	(6.4%)	1.5pp

(1) *barter sales from Agora SA constituted 9.2% of advertising revenue in the period of January-September 2006 (8.9% in the three quarters of 2005).*

(2) *excluding non-cash cost of share-based payments.*

(3) *the amounts do not include the revenues and total cost of cross-promotion of Agora's different media (only the direct variable cost of campaigns carried out on advertising panels) if such promotion is executed without prior reservation.*

Market share of Agora's local radio stations group in the first three quarters of 2006

Tab. 13

Cumulative:	Share in the radio advertising	Share in the local radio advertising	Audience share *[7]* (1)
2006	10.5%	30.3%	9.9%
2005	10.8%	31.4%	10.8%

(1) in 2006 new stations in Bialystok and Walbrzych were excluded.

In the period of January-September of 2006 total radio market grew by 11.1%, with local radios leading the growth (12.5%). National stations increased ad sales by 9%.

2. SUPERREGIONAL RADIO *TOK FM*

In the period of January-September 2006 *TOK FM* achieved 4.1% share in the Warsaw audience market as compared to 2.5% in 2005. In all cities of *TOK FM* operations, its audience share amounts to 2.7% (1.8% in the same period of the previous year).

In the three quarters of 2006, revenue of the station increased by 65.3% and the operating loss was reduced yoy.

NOTES

[1]Operating EBITDA = EBITDA + non-cash expense relating to share-based payments.

[2] The Group's net profit refers to "net profit attributable to equity holders of the parent".

[3] The data on the number of copies sold of daily newspapers is derived from the National Circulation Audit Office (ZKDP).The term "copy sales" used in this MD&A is consistent with the sales declarations of publishers to the National Circulation Audit Office.

Data on dailies readership are based on PBC General research carried out by SMG/KRC A Millward Brown Company on a random, nationwide sample of Poles over 15 years of age. Weekly readership index was used - percentage of respondents reading at least one edition of the title within 7 days of the week. Size of the samples: nationwide PBC General for April - September 2006 n = 23,482; for July - September 2006 n =12,028, July-September 2006, cities over 500 thousand citizens n = 1,031.

[4] Definition of ratios:

$$\text{Net profit margin} = \frac{\text{Net profit (loss) attributable to equity holders of the parent}}{\text{Sales of finished products, merchandise and materials}}$$

$$\text{Gross profit margin} = \frac{\text{Profit (loss) on sales}}{\text{Sales of finished products, merchandise and materials}}$$

$$\text{Return on equity} = \frac{\text{Net profit (loss) attributable to equity holders of the parent}}{\text{(Equity attributable to equity holders of the parent at the beginning of the period + Equity attributable to equity holders of the parent at the end of the period) / 2 / (1.33 for three quarters and 4 for quarterly results)}}$$

$$\text{Debtors days} = \frac{\text{(Trade receivables gross at the beginning of the period + Trade receivables gross at the end of the period) / 2}}{\text{Sales of finished products, merchandise and materials / no. of days}}$$

$$\text{Creditors days} = \frac{\text{(Trade creditors at the beginning of the period + Trade creditors at the end of the period) / 2}}{\text{Cost of sales / no. of days}}$$

$$\text{Inventory turnover} = \frac{\text{(Inventories at the beginning of the period + Inventories at the end of the period) / 2}}{\text{Cost of sales / no. of days}}$$

$$\text{Current ratio} = \frac{\text{Current Assets}}{\text{Current liabilities}}$$

$$\text{Gearing ratio} = \frac{\text{Current and non-current liabilities from loans – cash and cash equivalents – highly liquid short-term monetary assets}}{\text{Total equity and liabilities}}$$

$$\text{Interest cover} = \frac{\text{Operating profit / (loss)}}{\text{Interest charge}}$$

$$\text{Free cash flow interest cover} = \frac{\text{Free cash flow}}{\text{Interest charge}}$$

[5] Portal reach, real users and page views on the basis of MegaPanel PBI/Gemius for August 2006 and cover internet users age 7 years and above, connecting to internets from the territory of Poland.

[6] Source: report on sales of outdoor companies prepared by Izba Gospodarcza Reklamy Zewnetrznej (IGRZ) which include: AMS SA,, Cityboard Media, Clear Channel Poland, Stroeer Out of Home Media, News Outdoor Poland, Gigaboard Polska, Mini Media/Publiprox, Business Consulting and a new member – CAM Media. The report is prepared on the basis of financial data provided by member companies of IGRZ.

[7] Audience market data referred herein are based on Radio Track surveys, carried out by SMG/KRC A Millward Brown Company (all places, all days and all quarters of an hour of listening) for ROXY FM: in the cities of broadcasting and in the age group of 20-35, from July to September (sample for 2006: 1,774); for local radiostations: in cities of broadcasting and in the age group of 15+, from January to September (sample for 2005: 31,930, sample for 2006: 31,875); for TOK FM: in Warsaw and in the age group of 15+, from January to September (sample for 2005: 4,515; sample for 2006: 4,499); for TOK FM: in cities of broadcasting and in the age group of 15+, from January to September (sample for 2005: 23,506, sample for 2006: 23,445), for Roxy FM in the cities of broadcasting and in the age group of 20-35, from January to September (sample for 2006: 5,459).

V. ADDITIONAL INFORMATION

1. Important events

- In the current report published on 11 July 2006, the Company informed about admitting Agora's shares for trading on the main market of the Warsaw Stock Exchange. The shares were purchased by employees of Agora and other companies from Agora's capital group pursuant to stock participation programs executed by Agora in cooperation with Agora Holding Sp. z o.o.
- In the current report published on 11 July 2006, the Company informed about exceeding by Julius Baer Investment Management LLC, with its registered seat in New York the 5% threshold of voting rights during General Meeting of Shareholders of Agora SA.
- In the current report published on 19 September 2006, the Company informed about adoption of the plan to optimize the current business model of the Agora Group. The main objective is to increase the operating efficiency of the Company and to tailor it to changing market condition and growing competition in media. Implementation of the plan will entail a material reduction in the operating expense of the Group. The Company aims to reduce its 2007 cost base by ca PLN 35 million. The plan also calls for an alignment of the Company's employment level to its new business model. The Management Board notified the Labor Office of the planned group lay-offs in Agora SA which will affect up to 250 persons in the period of 20 September to 31 December 2006.
- In the current report published on 2 November 2006, the Company informed about the registration of the decrease of the Agora's share capital on 26 October 2006 (the District Court for the capital city of Warsaw, XIII KRS Commercial Division). The Company's share capital was decreased from PLN 56,757,525 to PLN 54,977,535 by PLN 1,779,990. The decrease of the share capital results from the redemption of 1,779,990 of the Company's shares with nominal value of PLN 1 per share, entitling to 1,779,990 votes at the General Meeting of Shareholders, purchased by the Company during the share buy - back program ("the Program") executed from 18 August 2005 till 30 November 2005. The redemption of shares is effective as of the decrease of the Company's share capital. The repurchase and redemption of the Company's shares were approved by the Company's shareholders. Total expenditure on the execution of the Program including the shares repurchase costs and other planned costs related to the Program amounted to PLN 120 million. Starting from 26 October 2006 the Company's share capital amounts to PLN 54,977,535.

2. Capital restructuring in the Agora Radio Group

- In the current report on 24 July 2006, the Company informed about the execution on 21 July 2006 of a conditional share purchase agreement of the shares in the share capital of Biuro Obslugi Radiowej Sp. z o.o. with its seat in Poznan (BOR), Multimedia Plus Sp. z o.o. with its seat in Srem (MP), Jan Babczyszyn Radio Jazz FM with its seat in Poznan (Jazz). Jazz holds the license for broadcasting local radio program *Radio 88.4 FM Zlote Przeboje* and MP holds the license for broadcasting local radio program *105.4 Roxy FM* in Poznan. BOR operates broadcasting services for Jazz and MP. The agreement was executed between two individuals (collectively referred to as the "Vendors") and Agora.
  On the basis of the aforementioned agreement the Vendors disposed of:
  - 2,036 shares in the share capital of BOR, constituting 50.0% of share capital of BOR,
  - 538 shares in MP, constituting 24.0% of share capital of MP,
  - 3,000 shares in Jazz constituting 50.0% of share capital of Jazz.

  As a result of the aforementioned transaction Agora shall hold 100% stake in BOR, MP and Jazz entitling Agora to exercise 100% of voting rights during general meetings of shareholders of the above mentioned companies. The condition precedent to the aforementioned agreement is the consent granted by the President of Office of Competition and Consumer Protection (OCCP) for the concentration as specified in the agreement or written information issued by the President of OCCP that such consent is not required.

- On 27 July 2006, the Company signed a conditional share disposal agreement of shares constituting 24.0% of share capital of Radio Mazowsze Sp. z o.o. with its seat in Lomianki, at the gross value of PLN 4,265 thousand and receivables at the nominal value of PLN 3,489 thousand with interest (the impairment loss reserve was created for both amounts). The selling price of the shares equaled PLN 64 thousand. Agora SA sold all shares of Mazowsze Sp. z o.o. An ownership of shares shall be transferred on the later of: the date of receiving the payment for the shares or the date of transfer of receivables. On 2 August 2006 the transaction was accomplished.

- On 25 August 2006, in connection with the current report dated 24 July 2006 (described above) regarding conditional share purchase agreement of the shares in the share capital of Biuro Obslugi Radiowej Sp. z o.o. with its seat in Poznan (BOR), Multimedia Plus with its seat in Srem (MP), Jan Babczyszyn Radio Jazz FM with its seat in Poznan (Jazz), the Company informed about the execution of the Annex to the aforementioned agreement on 24 August 2006 ("Annex"). The Annex abolished the condition precedent to the transfer of shares ownership in BOR, MP and Jazz. On the day of the Annex execution the Company acquired ownership of the aforementioned shares due to which the Company holds 100% stake in BOR, MP and Jazz entitling Agora to exercise 100% of voting rights during general meeting of shareholders of the above mentioned companies.

3. Changes in ownership of shares and rights to shares by Management Board members in the third quarter of 2006 and until the date of publication of the report

Changes in ownership of shares and rights to shares by the Management Board members resulting from disposal of shares are depicted in the table below:

Tab. 14

a. shares	as at 30/09/2006	decrease	increase	as at 30/06/2006
Wanda Rapaczynski	1,301,857	0	0	1,301,857
Piotr Niemczycki	1,548,372	0	0	1,548,372
Zbigniew Bak	130,850	0	0	130,850
Jaroslaw Szalinski	9,218	0	0	9,218

b. rights to shares	as at 30/09/2006	decrease	increase	as at 30/06/2006
Wanda Rapaczynski	0	0	0	0
Piotr Niemczycki	0	0	0	0
Zbigniew Bak	0	0	0	0
Jaroslaw Szalinski	0	0	0	0

a. shares	as at 07/11/2006	decrease	increase	as at 30/06/2006
Wanda Rapaczynski	1,301,857	0	0	1,301,857
Piotr Niemczycki	1,548,372	0	0	1,548,372
Zbigniew Bak	130,850	0	0	130,850
Jaroslaw Szalinski	9,218	0	0	9,218

The members of the Management Board participate in the incentive plan described in the note 5 of the financial statements.

4. Changes in ownership of shares or other rights to shares (options) by Supervisory Board members in the third quarter of 2006

Tab. 15

	as at 30/09/2006	decrease	increase	as at 30/06/2006
Tomasz Sielicki	33	0	0	33
Sanford Schwartz	0	0	0	0
Slawomir Sikora	0	0	0	0
Bruce Rabb	0	0	0	0
Andrzej Szlezak	0	0	0	0

The members of the Supervisory Board did not have any other rights to shares (options).

5. Shareholders entitled to exercise over 5% of total voting rights at the General Meeting of Shareholders, either directly or through affiliates as of the date of publication of the quarterly report

To the best of the Company's knowledge as of the day of publication of the report for the third quarter of 2006, the following shareholders are entitled to exercise over 5% of voting rights at the General Meeting of Shareholders in the Company:

Tab. 16

	no. of shares	% of share capital	no. of votes	% of voting rights
Agora-Holding Sp. z o.o.	10,200,748	18.6%	27,327,148	37.9%
Julius Baer Investment Management LLC	3,941,331	7.2%	3,794,001	5.3%

AGORA GROUP

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
as at 30 September 2006 and for 3 and 9 month period ended thereon
prepared under
INTERNATIONAL FINANCIAL REPORTING STANDARDS

Agora Group
Consolidated balance sheet as at 30 September 2006
(all amounts in PLN thousands unless otherwise indicated)

	As at 30 September 2006	As at 30 June 2006	As at 31 December 2005	As at 30 September 2005*
Assets				
Non-current assets:				
Intangible assets	282,735	277,109	273,404	253,840
Property, plant and equipment	651,553	658,499	680,144	698,915
Investments	7,532	7,597	8,630	20,354
Investments in associates	1,143	1,560	3,404	5,037
Receivables and prepayments	6,201	6,250	7,052	6,535
Deferred tax assets	35,046	32,149	28,552	25,556
	984,210	983,164	1,001,186	1,010,237
Current assets:				
Inventories	17,057	16,432	18,830	17,917
Accounts receivable and prepayments	193,635	202,270	209,192	173,903
Income tax receivable	5,281	4,988	9,598	3,131
Short-term securities and other financial assets	42,088	96,956	75,497	67,077
Cash and cash equivalents	259,960	218,695	189,656	251,995
	518,021	539,341	502,773	514,023
Total assets	1,502,231	1,522,505	1,503,959	1,524,260

* including changes described in note 2

Accompanying notes are an integral part of these interim consolidated financial statements.

Agora Group
Consolidated balance sheet as at 30 September 2006
(all amounts in PLN thousands unless otherwise indicated)

	Note	As at 30 September 2006	As at 30 June 2006	As at 31 December 2005	As at 30 September 2005*
Equity and liabilities					
Equity attributable to equity holders of the parent:					
Share capital		56,758	56,758	56,758	56,758
Treasury shares (negative figure)		(119,977)	(119,971)	(119,952)	(63,354)
Share premium		353,646	353,646	353,646	353,646
Retained earnings and other reserves		849,518	838,165	834,938	817,138
		1,139,945	1,128,598	1,125,390	1,164,188
Minority interest		(540)	(393)	(207)	(480)
Total equity		1,139,405	1,128,205	1,125,183	1,163,708
Non-current liabilities:					
Deferred tax liabilities		62,248	60,460	56,749	54,305
Interest bearing loans and borrowings	3	113,780	122,812	140,642	140,706
Retirement severance provision		1,209	1,203	1,083	1,518
Deferred revenues and accruals		1,458	1,644	1,849	2,108
		178,695	186,119	200,323	198,637
Current liabilities:					
Retirement severance provision		159	159	145	12
Accounts payable		99,350	138,041	131,345	110,915
Income tax liabilities		1,775	1,300	58	1,636
Short-term borrowings	3	28,708	17,710	1	-
Provisions		8,870	6,808	4,405	4,719
Deferred revenues and accruals		45,269	44,163	42,499	44,633
		184,131	208,181	178,453	161,915
Total equity and liabilities		1,502,231	1,522,505	1,503,959	1,524,260
Weighted average number of shares (1)		54,977,535	54,977,535	56,324,104	56,488,323

(1) number of shares has changed following the share buy-back programme carried out in 2005.

* including changes described in note 2

Accompanying notes are an integral part of these interim consolidated financial statements.

Agora Group
Consolidated income statement for three and nine months ended 30 September 2006
(all amounts in PLN thousands unless otherwise indicated)

	Note	Three months ended 30 September 2006	Nine months ended 30 September 2006	Three months ended 30 September 2005*	Nine months ended 30 September 2005*
Sales	4	245,178	834,298	256,930	872,879
Cost of sales		(150,468)	(497,310)	(141,544)	(476,361)
Gross profit		94,710	336,988	115,386	396,518
Selling expenses		(64,989)	(225,916)	(55,689)	(173,633)
Administrative expenses		(21,690)	(87,423)	(28,962)	(84,212)
Other operating income		4,922	14,859	5,367	16,786
Other operating expenses		(7,155)	(19,612)	(5,531)	(16,957)
Operating profit	4	5,798	18,896	30,571	138,502
Finance income		5,258	11,141	4,072	13,900
Finance costs		(2,009)	(5,889)	(2,349)	(8,847)
Share of results of associates		(109)	(32)	(30)	(142)
Profit before income taxes		8,938	24,116	32,264	143,413
Income tax expense		(1,555)	(7,550)	(6,931)	(26,221)
Net profit for the period		7,383	16,566	25,333	117,192
Attributable to:					
Equity holders of the parent		7,724	17,356	25,608	118,160
Minority interests		(341)	(790)	(275)	(968)
		7,383	16,566	25,333	117,192
Earnings per share (in PLN)		0.14	0.32	0.45	2.09

* including changes described in note 2

Accompanying notes are an integral part of these interim consolidated financial statements.

(all amounts in PLN thousands unless otherwise indicated)

	Equity attributable to equity holders of the parent						Minority interest	Total equity
	Share capital	Treasury shares (negative figure)	Share premium	Retained earnings	Other	Total		
Three months ended 30 September 2006								
As at 30 June 2006	56,758	(119,971)	353,646	838,165	-	1,128,598	(393)	1,128,205
Additional contribution of minority shareholder	-	-	-	-	-	-	194	194
Adjustment from consolidation of subsidiaries previously accounted for using equity method	-	-	-	(87)	-	(87)	-	(87)
Total income and expense for the period recognized directly in equity	-	-	-	(87)	-	(87)	194	107
Net profit / (loss) for the period	-	-	-	7,724	-	7,724	(341)	7,383
Share-based payments	-	-	-	3,716	-	3,716	-	3,716
Share buy-back for their redemption (1)	-	(6)	-	-	-	(6)	-	(6)
As at 30 September 2006	56,758	(119,977)	353,646	849,518	-	1,139,945	(540)	1,139,405

(1) in 2006 the share buy-back programme was not carried out. The change in the value of treasury shares represents direct costs related to execution of this programme.

(all amounts in PLN thousands unless otherwise indicated)

	Equity attributable to equity holders of the parent						Minority interest	Total equity
	Share capital	Treasury shares (negative figure)	Share premium	Retained earnings	Other	Total		
Nine months ended 30 September 2006								
As at 31 December 2005	56,758	(119,952)	353,646	834,938	-	1,125,390	(207)	1,125,183
Additional contribution of minority shareholder								
Adjustment from consolidation of subsidiaries previously accounted for using equity method	-	-	-	-	-	-	1,145	1,145
Total income and expense for the period recognized directly in equity	-	-	-	(126)	-	(126)	-	(126)
	-	-	-	(126)	-	(126)	1,145	1,019
Net profit / (loss) for the period	-	-	-	17,356	-	17,356	(790)	16,566
Share-based payments	-	-	-	24,839	-	24,839	-	24,839
Share buy-back for their redemption (1)	-	(25)	-	-	-	(25)	-	(25)
Dividends declared	-	-	-	(27,489)	-	(27,489)	-	(27,489)
Dividends of subsidiaries	-	-	-	-	-	-	(688)	(688)
As at 30 September 2006	56,758	(119,977)	353,646	849,518	-	1,139,945	(540)	1,139,405

(1) in 2006 the share buy-back programme was not carried out. The change in the value of treasury shares represents direct costs related to execution of this programme.

Agora SA

Consolidated statement of changes in equity for three and nine months ended 30 September 2006

(all amounts in PLN thousands unless otherwise indicated)

	Share capital	Treasury shares (negative figure)	Share premium	Retained earnings	Other	Total	Minority interest	Total equity
	Equity attributable to equity holders of the parent							
Twelve months ended 31 December 2005								
As at 31 December 2004	56,758	-	353,646	725,449	1,147	1,137,000	1,554	1,138,554
Additional contribution of minority shareholder	-	-	-	-	-	-	8,841	8,841
Adjustment from consolidation of subsidiaries previously accounted for using equity method	-	-	-	2,887	-	2,887	(8,441)	(5,554)
Total income and expense for the period recognized directly in equity	-	-	-	2,887	-	2,887	400	3,287
Net profit / (loss)	-	-	-	126,713	-	126,713	(1,100)	125,613
Reclassification	-	-	-	1,147	(1,147)	-	-	-
Share-based payments	-	-	-	7,121	-	7,121	-	7,121
Share buy-back for their redemption	-	(119,952)	-	-	-	(119,952)	-	(119,952)
Dividends declared	-	-	-	(28,379)	-	(28,379)	-	(28,379)
Dividends of subsidiaries	-	-	-	-	-	-	(1,061)	(1,061)
As at 31 December 2005	56,758	(119,952)	353,646	834,938	-	1,125,390	(207)	1,125,183

(all amounts in PLN thousands unless otherwise indicated)

	Equity attributable to equity holders of the parent						Minority interest	Total equity
	Share capital	Treasury shares (negative figure)	Share premium	Retained earnings	Other	Total		
Nine months ended 30 September 2005*								
As at 31 December 2004	56,758	-	353,646	725,449	1,147	1,137,000	1,554	1,138,554
Additional contribution of minority shareholder								
Adjustment from consolidation of subsidiaries previously accounted for using equity method	-	-	-	-	-	-	8,436	8,436
Total income and expense for the period recognized directly in equity	-	-	-	761	-	761	(8,441)	(7,680)
Net profit / (loss)	-	-	-	761	-	761	(5)	756
	-	-	-	118,160	-	118,160	(968)	117,192
Reclassification	-							
Share buy-back for their redemption	-	(63,354)	-	1,147	(1,147)	-	-	-
Dividends declared	-	-	-	-	-	(63,354)	-	(63,354)
Dividends of subsidiaries	-	-	-	(28,379)	-	(28,379)	-	(28,379)
				-	-	-	(1,061)	(1,061)
As at 30 September 2005	56,758	(63,354)	353,646	817,138	-	1,164,188	(480)	1,163,708

* including changes described in note 2

Accompanying notes are an integral part of these interim consolidated financial statements.

Agora Group
Consolidated cash flow statement for the three and nine months ended 30 September 2006
(all amounts in PLN thousands unless otherwise indicated)

	Three months ended 30 September 2006	Nine months ended 30 September 2006	Three months ended 30 September 2005*	Nine months ended 30 September 2005*
Cash flows from operating activities				
Profit / (loss) before income taxes	8,938	24,116	32,264	143,413
Adjustments for:				
Share of results of associates	109	32	30	142
Depreciation of property, plant and equipment	17,610	53,914	23,161	70,391
Amortization of intangible assets and goodwill	1,213	3,033	222	605
Interest, net	1,662	4,757	1,880	6,483
(Profit) / loss on investing activities	(8,229)	(8,599)	40	(1,725)
(Decrease) / increase in provisions	2,030	4,548	(218)	2,199
(Increase) / decrease in inventories	(625)	1,773	(5,654)	(362)
(Increase) / decrease in receivables and prepayments	15,253	24,067	25,769	(25,209)
(Decrease) / increase in payables	(13,084)	(25,637)	2,693	22,001
(Decrease) / increase in deferred revenues and accruals	466	1,889	4,350	4,497
Other adjustments	5,383	24,503	(507)	(1,040)
Cash generated from operations	30,726	108,396	84,030	221,395
Income taxes (paid) / returned	(2,522)	(8,379)	(8,918)	(18,109)
Net cash from operating activities	28,204	100,017	75,112	203,286
Cash flows from investing activities				
Proceeds from sale of property, plant and equipment, and intangibles	214	441	145	229
Disposal of subsidiaries (net of cash disposed) and associates	64	694	-	2,214
Disposal of financial assets	1,119	2,436	-	1,329
Loan repayment received	63	277	-	-
Interest received	1,325	1,542	268	563
Disposal of short-term securities	52,867	98,438	24,893	57,451
Purchase of property plant and equipment, and intangibles	(14,747)	(31,860)	(14,304)	(28,783)
Acquisition of subsidiary (net of cash acquired) and associates	(9)	(3,178)	(51)	174
Acquisition of financial assets	1,278	-	-	(1,259)
Acquisition of short-term securities	-	(65,987)	(19,985)	(118,141)
Loans granted	-	-	(2)	(552)
Net cash used in investing activities	42,174	2,803	(9,036)	(86,775)

Agora Group

Consolidated cash flow statement for the three and nine months ended 30 September 2006

(all amounts in PLN thousands unless otherwise indicated)

	Three months ended 30 September 2006	Nine months ended 30 September 2006	Three months ended 30 September 2005*	Nine months ended 30 September 2005*
Cash flows from financing activities				
Proceeds from borrowings	-	584	937	937
Repurchase of own shares (1)	(6)	(25)	(56,350)	(56,350)
Dividends paid to equity holders of the parent	(27,477)	(27,477)	(28,367)	(28,367)
Dividends paid to minority shareholders	-	(688)	-	(1,059)
Repayment of borrowings	-	(1)	-	(2)
Interest paid	(1,630)	(4,909)	(1,880)	(6,483)
Other	-	-	-	(604)
Net cash used in financing activities	(29,113)	(32,516)	(85,660)	(91,928)
Net increase / (decrease) in cash and cash equivalents	41,265	70,304	(19,584)	24,583
Cash and cash equivalents				
At start of period	218,695	189,656	271,579	227,412
At end of period	259,960	259,960	251,995	251,995

(1) in 2006 the share buy-back programme was not carried out. The cash outflow for repurchase of own shares represents direct costs related to execution of this programme.

* including changes described in note 2

Accompanying notes are an integral part of these interim consolidated financial statements.

(all amounts in PLN thousands unless otherwise indicated)

1. General information

Agora SA with its registered seat in Warsaw, Czerska 8/10 street ("the Company") principally produces, sells and promotes daily newspapers (including flagship *Gazeta Wyborcza*), magazines, other periodicals and carries out the internet activity. The Company also controls or exercises significant influence over 25 radio operating companies and is active in the outdoor segment through an acquired subsidiary, Art Marketing Syndicate SA ("AMS").

As at 30 September 2006 the Group comprised Agora SA and 29 subsidiaries. Additionally Agora SA exercised significant influence over 1 associate company.

The Group operates in all the major cities in Poland.

Financial statements are presented as at and for three and nine months ended 30 September 2006, with comparative figures presented as at and for three and nine months ended 30 September 2005 and as at 31 December 2005.

The financial statements were authorized for issue by the Management Board on 7 November 2006.

2. Statement of compliance

The Consolidated Balance Sheet as of 30 September 2006, the Consolidated Income Statement, the Consolidated Cash Flow Statement and the Consolidated Statement of Changes in Equity for the three and nine months ended 30 September 2006 have neither been audited nor reviewed. The Consolidated Balance Sheet as of 31 December 2005, the Consolidated Income Statement, the Consolidated Cash Flow Statement and the Consolidated Statement of Changes in Equity for the twelve months ended 31 December 2005 have been audited by independent auditor who issued unqualified opinion.

The Condensed Consolidated Financial Statements have been prepared under International Accounting Standard 34 "Interim Financial Reporting", according to art. 45 point 1a-1c of Accounting Act (Official Journal from 2002, No 76, item 694 with amendments), regulations issued based on that Act and the Minister of Finance Decree of 19 October 2005 on current and periodic information provided by issuers of securities (Official Journal from 2005, No 209, item 1,744).

These unconsolidated and consolidated financial statements were prepared according to the International Financial Reporting Standards (IFRS), adopted by the European Union. As at the day of publication of these interim consolidated financial statements, taking into account the adaptation process of IFRS by the European Union, there are no differences between IFRS and IFRS adopted by the European Union with respect to the financial reporting of the Group.

Except for the change of presentation of minority interest in Inforadio Sp. z o.o. described below, in the preparation of these condensed consolidated financial statements, the Group has followed the same accounting policies as used in the Consolidated Financial Statements as at 31 December 2005. The Consolidated Financial Statements as at 31 December 2005 have been prepared in accordance with International Financial Reporting Standards ("IFRS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB ("IFRIC") published in the form of regulations of the European Union. The 30 September 2006 Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements as at 31 December 2005.

(all amounts in PLN thousands unless otherwise indicated)

Following the changes described in the financial statements for 2005, the financial data as at and for nine months ended 30 September 2005 has been restated. These changes related to:

- change of method of accounting for tax exemption in Special Economic Zone,
- recalculation of lease rentals.

The summary of changes is presented in the table below:

	Data presented in the report for the third quarter of 2005	Restatement	Comparative data presented in the report for the third quarter of 2006
Deferred tax assets as at 30 September 2005	14,306	11,250	25,556
Equity attributable to equity holders of the parent as at 30 September 2005	1,151,128	13,060	1,164,188
Accounts payable as at 30 September 2005	112,725	(1,810)	110,915
Income tax expense for nine months ended 30 September 2005	(26,971)	750	(26,221)
Net profit attributable to equity holders of the parent for nine months ended 30 September 2005	117,410	750	118,160
EPS for nine months ended 30 September 2005 (PLN)	2.07	0.02	2.09

Comparing to the financial statements for 2005 the method of presentation of minority interest relating to Inforadio Sp. z o.o. changed. Due to the existence of obligation of minority shareholder to provide additional investments in Inforadio in proportion to shares held, loans received by Inforadio from its minority shareholder are presented net with share of this shareholder in Inforadio's equity.

	Data presented in the financial statements for the third quarter 2005	Restatement	Comparative data presented in the report for the third quarter of 2006
Minority interest as at 30 September 2005	(18,343)	17,863	(480)
Interest bearing loans and borrowings as at 30 September 2005	153,981	(13,275)	140,706
Short-term borrowings as at 30 September 2005	4,588	(4,588)	-

(all amounts in PLN thousands unless otherwise indicated)

3. Long-term and short-term borrowings

As at 30 September 2006 the Group had a PLN 500 million long-term loan facility available from Bank Pekao SA, on the basis of the loan agreement dated 5 April 2002. The tranches drawn as at 30 September 2006 amounted to PLN 139,480 thousand, including PLN 113,327 thousand presented in the non-current part.

BOR Sp. z o.o. had also loan facility. The outstanding balance of short-term liability as at 30 September 2006 amounted to PLN 2,034 thousand.

Additionally, Group's subsidiary - Inforadio Sp. z o.o. has loan liability to a minority shareholder in the amount of PLN 19,413 thousand.

4. Sales and segment information

	Three months ended 30 September 2006	Nine months ended 30 September 2006	Three months ended 30 September 2005	Nine months ended 30 September 2005
Sales				
Press and other media	214,297	739,093	226,162	779,269
Outdoor	40,436	134,805	42,448	128,583
Consolidation eliminations	(9,555)	(39,600)	(11,680)	(34,973)
Consolidated	245,178	834,298	256,930	872,879
Operating profit / (loss)				
Press and other media	(1,158)	(13,142)	22,545	109,778
Outdoor	9,032	39,921	9,176	32,251
Consolidation eliminations	(2,076)	(7,883)	(1,150)	(3,527)
Consolidated	5,798	18,896	30,571	138,502
(Impairment loss recognized) / reversal of impairment losses				
Press and other media	(1,388)	(2,824)	(1,765)	(1,360)
Outdoor	(170)	282	42	73
Consolidation eliminations	-	-	67	-
Consolidated	(1,558)	(2,542)	(1,656)	(1,287)
Restructuring				
Press and other media	(5,086)	(5,086)	-	-
Outdoor	-	-	-	-
Consolidation eliminations	-	-	-	-
Consolidated	(5,086)	(5,086)	-	-

5. Share-based payment

In Agora Group the share incentive plans fueled by Agora's shares are run. This plans fall within the scope of IFRS 2 "Share-based Payment" which came into force from 1 January 2005.
Eligible employees are entitled to purchase investment certificates in closed end mutual fund. The fair value of certificates is determined by applying valuation techniques and is included in staff cost with corresponding increase in equity.

According to transitional provisions of IFRS 2, the standard should be applied to equity instruments that were granted after 7 November 2002 and vested or will vest after 1 January 2005. All restricted stock purchased within incentive plans up to 2004 inclusive was granted to employees either before 7 November 2002 or was vested before 1 January 2005. Consequently, shares purchased by employees up to the end of 2004 fall outside scope of IFRS 2 and they do not affect the income statement of the Group.

(all amounts in PLN thousands unless otherwise indicated)

A. Incentive plan based on investment certificates

The impact of share-based payments on the financial statements of the Group:

	Three months ended 30 September 2006	Nine months ended 30 September 2006	Twelve months ended 31 December 2005
Income statement – staff costs	3,716	24,839	7,121
Equity	3,716	24,839	7,121

The impact on the financial statements of the Group described above, result exclusively from recognition of costs in the first three quarters of 2006 of the plans carried out in 2005. Details about the plan are described in the financial statements for 2005.

The table below shows the number of certificates purchased by the employees of the Group in incentive scheme in the fourth quarter of 2005 (in number of certificates, including certificates purchased by the Management Board of Agora SA):

	Three months ended 30 September 2006	Nine months ended 30 September 2006	Twelve months ended 31 December 2005
At the beginning of the period	499,623	865,168	-
Granted	-	-	865,168
Forfeited	(1,060)	(12,287)	-
Vested	-	(354,318)	-
At the end of the period	498,563	498,563	865,168

In the first three quarters of 2006 employees of the Group did not acquire investment certificates.

Investment certificates acquired by Management Board of Agora SA in the fourth quarter of 2005 (number of certificates):

	As at 30 September 2006	Sold in the first three quarters of 2006	Acquired in the first three quarters of 2006	As at 31 December 2005
Wanda Rapaczynski	145,321	-	-	145,321
Piotr Niemczycki	16,286	-	-	16,286
Zbigniew Bak	11,896	(11,896)	-	23,792
Jaroslaw Szalinski	7,462	(7,463)	-	14,925
	180,965	(19,359)	-	200,324

B. Employee Stock Purchase Plan and Stock Incentive Plan for management (carried out until the end of 2004)

In these plans, Agora Holding Sp. z o.o. sold Agora's shares to eligible employees for fixed price of PLN 1 for each share with following restrictions: they were registered, not admitted for public trade and could not be sold for a period up to 10 years.

During the vesting period Agora Holding Sp. z o.o. has an irrevocable right to buy back shares for PLN 1 in case of non-compliance with share incentive plan regulations by employees.

The number of shares granted depended on eligible managers meeting performance criteria (non-market criteria).

(all amounts in PLN thousands unless otherwise indicated)

Movements in the shares outstanding are as follows (including shares granted to Management Board members):

	Three months ended 30 September 2006	Nine months ended 30 September 2006	Twelve months ended 31 December 2005
At the beginning of the period	3,283,106	5,164,378	8,019,343
Granted	-	-	-
Forfeited	(3,093)	(13,974)	(62,570)
Vested	-	(1,870,391)	(2,792,395)
At the end of the period	3,280,013	3,280,013	5,164,378

The shares granted have vesting and selling restrictions (with selling obligation) for the period from 5 to 10 years (up to 2010).

The shares not yet vested as at 31 December 2004 were granted before 7 November 2002; consequently they are outside the scope of IFRS 2 (they are not valuated and recognised in the books). As a result they do not affect the results and equity of the Group.

All shares have full dividend and voting rights.

The movements in shares purchased by Management Board of Agora are shown in point V.3 of the Management Discussion and Analysis.

6. Provisions and impairment losses

In the period from 1 January 2006 to 30 September 2006 the following impairment losses were changed (in brackets figures for the third quarter of 2006):

- impairment loss for receivables: decrease by PLN 3,222 thousand (increase by PLN 220 thousand),
- impairment loss for financial assets: decrease by PLN 6,492 thousand (decrease by PLN 6,780 thousand) – mainly due to the sale of shares of Radio Mazowsze Sp. z o.o.,
- impairment loss for inventory: increase by PLN 4,153 thousand (decrease by PLN 581 thousand),
- impairment loss for property, plant and equipment and intangible assets: decrease by PLN 1,825 thousand (decrease by PLN 1,519 thousand).

Additionally in the period from 1 January 2006 to 30 September 2006 the following provisions were changed:

- provision for certain and probable losses: decrease by 2,646 thousand (decrease by PLN 81 thousand),
- provision for restructuring: increase by PLN 7,110 thousand (increase by PLN 2,142 thousand),
- retirement severance provision: increase by PLN 139 thousand (increase by PLN 7 thousand).

7. Equity

According to IAS 29 "Financial Reporting in Hyperinflationary Economies", the Polish economy was regarded as hyperinflationary up to 1996.

IAS 29 requires the share capital of the Group to be restated by applying the general price index.

Retrospective application of IAS 29 with regard to equity would result in an increase of share capital of the Group with corresponding decrease of retained earnings by the same amount.

Consequently, the restatement of equity due to hyperinflation does not affect the value of equity of the Group, only the structure of the equity is affected.

Polish regulations, commercial code in particular, do not rule the way how this type of adjustment should be carried out (especially adjustments to equity of companies).

Consequently, due to lack of impact on equity of the Group following the hyperinflationary adjustment and lack of regulations in polish law, the Group did not post any adjustment to equity as a consequence of IAS 29 application.

(all amounts in PLN thousands unless otherwise indicated)

8. Capital and investment commitments

Contractual capital and investment commitments (mainly relating to fixed assets) existing at the balance sheet date amounted to PLN 2,979 thousand (30 June 2006: PLN 4,659 thousand, 31 December 2005: PLN 6,818 thousand, 30 September 2005: PLN 9,048 thousand).

9. Contingencies

As of 30 September 2006 the Group had contingent liabilities in respect of guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise, other than those noted below.

Benefiting party	Debtor	Valid till	Amount	Provisions booked
	Guarantees provided by Agora SA			
Bank BPH SA	BOR Sp. z o.o.	31.05.2007	2,900	-
Pekao SA	Agora's employees	31.03.2008 / 31.05.2008 / 30.09.2009	675	-
	Guarantees provided by AMS SA			
VOX Chemia Sp. z o.o.	AMS SA	31.12.2012	1,467	-
PKiN Sp. z o.o.	AMS SA	Not specified	200	-
Others	AMS SA	29.12.2006	90	-
			5,332	-

The total amount of the guarantees does not exceed 10% of the Group's equity.

10. Court cases

As for 30 September 2006 the Group has not entered into litigation or has been litigated for claims or liabilities that in total exceed 10% of the Group's equity.

11. Seasonality

Advertising revenues are subject to seasonality – revenues earned in the first and third quarter are lower than in the second and fourth quarter.

12. Restructuring

On 19 September 2006 the Management Board of Agora SA approved the plan to optimize the current business model of the Agora Group. The main objective is to increase the operating efficiency of the Company and to tailor it to changing market condition and growing competition in media. Implementation of the plan will entail a material reduction in the operating expense of the Group. The Company aims to reduce its 2007 cost base by ca PLN 35 million. The plan also calls for an alignment of the Company's employment level to its new business model. On 19 September 2006 the Management Board notified the Labor Office of the planned group lay-offs in Agora SA which will affect up to 250 persons in the period of 20 September to 31 December 2006. According to the Company's estimates, total cost of restructuring will reach PLN 5 million (including PLN 3.4 million cost of severances). The Company will set all necessary restructuring provisions for the mentioned costs in the Group's 2006 profit and loss account.

(all amounts in PLN thousands unless otherwise indicated)

13. Related-party transactions

(a) Management Board's remuneration

Remuneration of Management Board members of Agora SA paid pursuant to employment and management contracts amounted to PLN 1,889 thousand (nine months ended 30 September 2005: PLN 1,948 thousand).

Management Board members did not acquire Agora's shares and investment certificates as part of incentive plans in the nine months ended 30 September 2006.

Non-cash expense of investment certificates acquired by Management Board of Agora in the fourth quarter of 2005 recognized according to IFRS 2 amounted to PLN 1,317 thousand in the third quarter of 2006 (PLN 5,001 thousand in the three quarters of 2006).

(b) Other entities

There were no material transactions and balances with entities other that disclosed below:

	Three months ended 30 September 2006	Nine months ended 30 September 2006	Three months ended 30 September 2005	Nine months ended 30 September 2005
Associates and non-consolidated subsidiaries				
Sales	555	2,888	1,334	4,053
Purchases of goods and services	(1,157)	(4,879)	(1,854)	(7,534)
Impairment losses on loans granted	-	-	-	(865)

	As at 30 September 2006	As at 31 March 2006	As at 31 December 2005	As at 30 September 2005
Associates and non-consolidated subsidiaries				
Receivables	524	1,132	1,439	1,823
Payables	172	8,564	1,746	906
Loans granted and debt securities	1,372	3,000	4,419	13,680

All transactions carried out between related parties are of routine nature.

14. Selected consolidated financial data together with translation into EURO

Selected financial data presented in the financial statements has been translated into EURO in the following way:

- income statement and cash flow statement figures using arithmetic average of exchange rates published by NBP and ruling on the last day of each month during the first, the second and the third quarter. For first three quarters of 2006 EURO 1 = 3.9138; for first three quarters of 2005 EURO 1 = 4.0651.
- balance sheet figures using the average exchange rates published by NBP and ruling on the last day of the third quarter of 2006. Exchange rate as at 30 September 2006 – EURO 1 = 3.9824; as at 30 September 2005 – EURO 1 = 3.9048.

	PLN thousand		EURO thousand	
	Nine months ended 30 September 2006	Nine months ended 30 September 2005	Nine months ended 30 September 2006	Nine months ended 30 September 2005
Sales	834,298	872,879	213,168	214,725
Operating profit	18,896	138,502	4,828	34,071
Profit before income taxes	24,116	143,413	6,162	35,279
Net profit for the period attributable to equity holders of the parent	17,356	118,160	4,435	29,067
Net cash from operating activities	100,017	203,286	25,555	50,008
Net cash used in investing activities	2,803	(86,775)	716	(21,346)
Net cash used in financing activities	(32,516)	(91,928)	(8,308)	(22,614)
Net increase / (decrease) in cash and cash equivalents	70,304	24,583	17,963	6,047
Total assets	1,502,231	1,524,260	377,218	390,355
Non-current liabilities	178,695	198,637	44,871	50,870
Current liabilities	184,131	161,915	46,236	41,466
Equity attributable to equity holders of the parent	1,139,945	1,164,188	286,246	298,143
Share capital	56,758	56,758	14,252	14,535
Weighted average number of shares	54,977,535	56,488,323	54,977,535	56,488,323
Earnings per share (in PLN / in EURO)	0.32	2.09	0.08	0.51
Book value per share (in PLN / in EURO)	20.73	20.61	5.21	5.28

(all amounts in PLN thousands unless otherwise indicated)

15. Description of the Group

The list of companies from the Group:

		% of shares held (effectively)	
	Subsidiaries consolidated	30 September 2006	30 June 2006
1	Agora Poligrafia Sp. z o.o., Tychy	100.0%	100.0%
2	Art Marketing Syndicate SA (AMS), Poznan	100.0%	100.0%
3	KKK FM S.A., Wroclaw (1)	100.0%	100.0%
4	Elita Sp. z o.o., Bydgoszcz (1)	100.0%	100.0%
5	Radio Trefl Sp. z o.o., Sopot (1)	99.9%	99.9%
6	IM 40 Sp. z o.o., Warsaw	72.0%	72.0%
7	Grupa Radiowa Agory Sp. z o.o., Warsaw	100.0%	100.0%
8	O'le Sp. z o.o., Opole (1)	100.0%	100.0%
9	Karolina Sp. z o.o., Tychy (1)	100.0%	100.0%
10	CITY Radio Sp. z o.o., Czestochowa (1)	100.0%	100.0%
11	Radio Na Fali Sp. z o.o., Szczecin (1)	100.0%	100.0%
12	ROM Sp. z o.o., Warsaw (1)	100.0%	100.0%
13	Barys Sp. z o.o., Tychy (1)	89.8%	89.8%
14	Agencja Reklamowa Jowisz Sp. z o.o., Jelenia Gora (1)	100.0%	100.0%
15	Radio Pomoże Sp. z o.o., Bydgoszcz (1)	100.0%	100.0%
16	Twoje Radio Sp. z o.o., Walbrzych (1)	100.0%	100.0%
17	Wibor Sp. z o.o., Nowy Sacz (1)	100.0%	100.0%
18	Adpol Sp. z o.o., Warsaw (2)	100.0%	100.0%
19	Akcent Media Sp. z o.o., Poznan (2)	100.0%	100.0%
20	Radio Wanda Sp. z o.o., Cracow (1)	100.0%	100.0%
21	Radio Klakson Sp. z o.o., Wroclaw (1)	100.0%	100.0%
22	Multimedia Plus Sp. z o.o., Srem	100.0%	76.0%
23	Lokalne Radio w Opolu Sp. z o.o., Opole	100.0%	100.0%
24	Inforadio Sp. z o.o., Warsaw	66.1%	66.1%
25	Regionalne Przedsiębiorstwo Związkowe Sp. z o.o., Tychy	100.0%	100.0%
26	Tres Sp. z o.o., Sieradz	100.0%	100.0%
27	Agora TC Sp. z o.o., Warsaw	100.0%	100.0%
28	BOR Sp. z o.o., Poznan	100.0%	50.0%
29	Jan Babczyszyn Radio Jazz FM Sp. z o.o., Poznan	100.0%	50.1%
	Associate companies valued using the equity method		
30	Radio Mazowsze Sp. z o.o., Lomianki	-	24.0%
31	Bis Media Sp. z o.o., Lublin	49.0%	49.0%
	Companies excluded from consolidation and equity accounting		
32	Polskie Badania Internetu Sp. z o.o., Warsaw	20.0%	20.0%
33	Radio Wawel Sp. z o.o., Cracow	50.0%	50.0%
34	Projekt Inwestycyjny Sp. z o.o., Warsaw	100.0%	100.0%
35	Polskie Badania Outdooru Sp. z o.o., Warsaw (2)	41.0%	41.0%
36	Media System Sp. z o.o., Warsaw (2)	100.0%	100.0%

(1) indirectly through Grupa Radiowa Agory Sp. z o.o.

(2) indirectly through AMS SA.

(all amounts in PLN thousands unless otherwise indicated)

16. Business combinations

- On 21 July 2006, the Company informed about the execution of a conditional share purchase agreement of the shares in the share capital of Biuro Obslugi Radiowej Sp. z o.o. with its seat in Poznan (BOR), Multimedia Plus Sp. z o.o. with its seat in Srem (MP), Jan Babczyszyn Radio Jazz FM with its seat in Poznan (Jazz). Jazz holds the license for broadcasting local radio program *Radio 88.4 FM Złote Przeboje* and MP holds the license for broadcasting local radio program *105.4 Roxy FM* in Poznan. BOR operates broadcasting services for Jazz and MP. The agreement was executed between two individuals (collectively referred to as the "Vendors") and Agora.

  On the basis of the aforementioned agreement the Vendors were to dispose of:
  - 2,036 shares in the share capital of BOR, constituting 50.0% of share capital of BOR,
  - 538 shares in MP, constituting 24.0% of share capital of MP,
  - 3,000 shares in Jazz constituting 50.0% of share capital of Jazz.

  The condition precedent to the aforementioned agreement is the consent granted by the President of Office of Competition and Consumer Protection (OCCP) for the concentration as specified in the agreement or written information issued by the President of OCCP that such consent is not required.

  On 24 August 2006, Agora signed the Annex to the aforementioned agreement. The Annex abolished the condition precedent to the transfer of shares ownership in BOR, MP and Jazz. On the day of the Annex execution the Company acquired ownership of the aforementioned shares due to which the Company holds 100% stake in BOR, MP and Jazz entitling Agora to exercise 100% of voting rights during general meeting of shareholders of the above mentioned companies.

  The assets and liabilities of these three companies consolidated pro forma at the date of acquisition are as follows:

	Carrying amounts	Recognized values
Intangible assets	189	1,886
Property, plant and equipment	447	447
Deferred tax asset	208	208
Operating working capital, except cash and cash equivalents	(518)	(518)
Cash and cash equivalents	92	92
Interest-bearing loans and borrowings	(4,124)	(4,124)
	(3,706)	(2,009)
Net identifiable assets and liabilities		(775)
Goodwill on acquisition (1)		3,805
Total consideration		3,030
Purchase consideration settled in cash		3,030
Cash and cash equivalents in subsidiaries acquired		(92)
Cash outflow on acquisition		2,938

  (1) Goodwill includes items which cannot be individually separated and reliably measured from the acquiree, due to their nature.

  Assuming the consolidation of BOR and Jazz from 1 January 2006 the Group's revenue for the three quarters of 2006 would be PLN 835,403 thousand and the net profit PLN 17,434 thousand.

- On 27 July 2006, the Company signed a conditional share disposal agreement of shares constituting 24.0% of share capital of Radio Mazowsze Sp. z o.o. with its seat in Lomianki, at the gross value of PLN 4,265 thousand and receivables at the nominal value of PLN 3,489 thousand with interest (the impairment loss reserve was created for both amounts). The selling price of the shares equaled to PLN 64 thousand. Agora SA sold all shares of Mazowsze Sp. z o.o. An ownership of shares shall be transferred on the later of: the date of receiving the payment for the shares or the date of transfer of receivables. On 2 August 2006 the transaction was accomplished.

(all amounts in PLN thousands unless otherwise indicated)

17. Events after the balance sheet date

- In the current report published on 2 November 2006, the Company informed about the registration of the decrease of the Agora's share capital on 26 October 2006 (the District Court for the capital city of Warsaw, XIII KRS Commercial Division). The Company's share capital was decreased from PLN 56,757,525 to PLN 54,977,535 by PLN 1,779,990. The decrease of the share capital results from the redemption of 1,779,990 of the Company's shares with nominal value of PLN 1 per share, entitling to 1,779,990 votes at the General Meeting of Shareholders, purchased by the Company during the share buy - back program ("the Program") executed from 18 August 2005 till 30 November 2005. The redemption of shares is effective as of the decrease of the Company's share capital. The repurchase and redemption of the Company's shares were approved by the Company's shareholders. Total expenditure on the execution of the Program including the shares repurchase costs and other planned costs related to the Program amounted to PLN 120 million. Starting from 26 October 2006 the Company's share capital amounts to PLN 54,977,535.

(all amounts in PLN thousands unless otherwise indicated)

18. Condensed unconsolidated financial statements of Agora SA

Unconsolidated balance sheet as at 30 September 2006

	As at 30 September 2006	As at 30 June 2006	As at 31 December 2005	As at 30 September 2005
Assets				
Non-current assets:				
Intangible assets	82,350	82,242	83,093	75,284
Property, plant and equipment	456,894	466,551	486,717	503,410
Investments	311,765	309,006	295,534	311,138
Receivables and prepayments	87,111	89,932	95,979	95,714
Deferred tax assets	18,202	16,045	13,488	11,732
	956,322	963,776	974,811	997,278
Current assets:				
Inventories	12,632	11,824	15,056	15,003
Accounts receivable and prepayments	167,731	176,647	183,424	150,881
Income tax receivable	5,281	4,417	8,764	3,101
Short-term securities and other financial assets	42,570	95,852	73,481	70,452
Cash and cash equivalents	230,909	191,967	178,517	237,076
	459,123	480,707	459,242	476,513
Total assets	1,415,445	1,444,483	1,434,053	1,473,791

(all amounts in PLN thousands unless otherwise indicated)

	As at 30 September 2006	As at 30 June 2006	As at 31 December 2005	As at 30 September 2005
Equity and liabilities				
Equity:				
Share capital	56,758	56,758	56,758	56,758
Treasury shares (negative figure)	(119,977)	(119,971)	(119,952)	(63,354)
Share premium	353,646	353,646	353,646	353,646
Other reserves	28,091	24,842	6,336	156
Retained earnings	765,129	767,320	794,291	797,222
	1,083,647	1,082,595	1,091,079	1,144,428
Non-current liabilities:				
Deferred tax liabilities	65,474	64,139	60,514	57,755
Interest bearing loans and borrowings	113,327	122,045	139,480	139,480
Retirement severance provision	1,099	1,099	995	1,350
Deferred revenues and accruals	2	1	4	6
Other	77	67	35	20
	179,979	187,351	201,028	198,611
Current liabilities:				
Retirement severance provision	156	156	143	12
Accounts payable	85,282	114,148	112,430	97,069
Short-term borrowings	26,152	17,435	-	-
Provisions	7,688	5,761	3,089	3,269
Deferred revenues and accruals	32,541	37,037	26,284	30,402
	151,819	174,537	141,946	130,752
Total equity and liabilities	1,415,445	1,444,483	1,434,053	1,473,791
Weighted average number of shares (1)	54,977,535	54,977,535	56,324,104	56,488,323

(1) number of shares has changed following the share buy-back programme carried out in 2005.

(all amounts in PLN thousands unless otherwise indicated)

Unconsolidated income statement for three and nine months ended 30 September 2006

	Three months ended 30 September 2006	Nine months ended 30 September 2006	Three months ended 30 September 2005	Nine months ended 30 September 2005
Sales	200,187	699,012	215,512	752,199
Cost of sales	(118,908)	(405,332)	(110,051)	(388,366)
Gross profit	81,279	293,680	105,461	363,833
Selling expenses	(64,505)	(236,157)	(57,582)	(186,177)
Administrative expenses	(19,453)	(75,963)	(22,735)	(70,283)
Other operating income	2,414	9,178	3,260	9,963
Other operating expenses	(5,953)	(17,260)	(4,475)	(13,428)
Operating profit / (loss)	(6,218)	(26,522)	23,929	103,908
Finance income	4,033	35,492	3,252	67,792
Finance costs	(1,124)	(10,667)	(3,108)	(10,520)
Profit / (loss) before income taxes	(3,309)	(1,697)	24,073	161,180
Income tax expense	1,115	13	(5,035)	(23,287)
Net profit / (loss) for the period	(2,194)	(1,684)	19,038	137,893
Earnings per share (in PLN)	(0.04)	(0.03)	0.34	2.44

(all amounts in PLN thousands unless otherwise indicated)

Unconsolidated statement of changes in equity for three and nine months ended 30 September 2006

	Share capital	Treasury shares (negative figure)	Share premium	Other reserves	Retained earnings	Total equity
Three months ended 30 September 2006						
As at 30 June 2006	56,758	(119,971)	353,646	24,842	767,320	1,082,595
Net profit / (loss)	-	-	-	-	(2,194)	(2,194)
Share-based payments	-	-	-	3,253	-	3,253
Share buy-back for their redemption (1)	-	(6)	-	-	-	(6)
Other	-	-	-	(4)	3	(1)
As at 30 September 2006	56,758	(119,977)	353,646	28,091	765,129	1,083,647
Nine months ended 30 September 2006						
As at 31 December 2005	56,758	(119,952)	353,646	6,336	794,291	1,091,079
Net profit / (loss)	-	-	-	-	(1,684)	(1,684)
Share-based payments	-	-	-	21,766	-	21,766
Share buy-back for their redemption (1)	-	(25)	-	-	-	(25)
Dividends declared	-	-	-	-	(27,488)	(27,488)
Other	-	-	-	(11)	10	(1)
As at 30 September 2006	56,758	(119,977)	353,646	28,091	765,129	1,083,647

(1) in 2006 the share buy-back programme was not carried out. The change in the value of treasury shares represents direct costs related to execution of this programme.

(all amounts in PLN thousands unless otherwise indicated)

	Share capital	Treasury shares (negative figure)	Share premium	Other reserves	Retained earnings	Total equity
Twelve months ended 31 December 2005						
As at 31 December 2004	56,758	-	353,646	180	687,683	1,098,267
Net profit / (loss)	-	-	-	-	134,953	134,953
Share-based payments	-	-	-	6,190	-	6,190
Share buy-back for their redemption	-	(119,952)	-	-	-	(119,952)
Dividends declared	-	-	-	-	(28,379)	(28,379)
Other	-	-	-	(34)	34	-
As at 31 December 2005	56,758	(119,952)	353,646	6,336	794,291	1,091,079
Nine months ended 30 September 2005						
As at 31 December 2004	56,758	-	353,646	180	687,683	1,098,267
Net profit / (loss)	-	-	-	-	137,893	137,893
Share buy-back for their redemption	-	(63,354)	-	-	-	(63,354)
Dividends declared	-	-	-	-	(28,379)	(28,379)
Other	-	-	-	(24)	25	1
As at 30 September 2005	56,758	(63,354)	353,646	156	797,222	1,144,428

(all amounts in PLN thousands unless otherwise indicated)

Unconsolidated cash flow statement for the three and nine months ended 30 September 2006

	Three months ended 30 September 2006	Nine months ended 30 September 2006	Three months ended 30 September 2005	Nine months ended 30 September 2005
Cash flows from operating activities				
Profit / (loss) before income taxes	(3,309)	(1,697)	24,073	161,180
Adjustments for:				
Depreciation of property, plant and equipment	11,408	35,091	14,606	44,484
Amortization of intangible assets and goodwill	582	2,154	73	232
Foreign exchange (gain) / loss	92	281	107	(322)
Interest, net	286	625	133	(542)
(Profit) / loss on investing activities	(4,268)	(628)	289	(539)
Dividend income	-	(23,769)	-	(37,726)
(Decrease) / increase in provisions	1,928	4,717	(189)	2,717
(Increase) / decrease in inventories	(808)	2,424	(5,640)	(496)
(Increase) / decrease in receivables and prepayments	7,119	32,771	23,040	(25,358)
(Decrease) / increase in payables	(3,696)	(20,267)	1,309	19,863
(Decrease) / increase in deferred revenues and accruals	(4,495)	6,254	2,509	4,827
Other adjustments	4,794	21,835	(523)	(252)
Cash generated from operations	9,633	59,791	59,787	168,068
Income taxes (paid) / returned	(570)	(2,046)	(7,313)	(15,307)
Net cash from operating activities	9,063	57,745	52,474	152,761
Cash flows from investing activities				
Proceeds from sale of property, plant and equipment, and intangibles	103	312	144	228
Disposal of subsidiaries and associates	64	3,496	-	2,198
Disposal of financial assets	2,436	3,158	-	723
Dividends received	3,000	10,769	30,000	32,726
Repayment of loans granted	244	721	10,143	20,716
Interest received	2,660	5,598	1,843	7,415
Disposal of short-term securities	52,867	97,799	19,911	49,911
Repayment of finance lease receivables	1,676	5,014	1,657	4,789

YL

(all amounts in PLN thousands unless otherwise indicated)

	Three months ended 30 September 2006	Nine months ended 30 September 2006	Three months ended 30 September 2005	Nine months ended 30 September 2005
Purchase of property plant and equipment, and intangibles	(3,352)	(11,028)	(6,721)	(15,950)
Acquisition of subsidiaries and associates and other investments in subsidiaries and associates	(31)	(2,974)	(51)	(759)
Acquisition of short-term financial assets	-	(65,987)	(20,000)	(110,000)
Loans granted	(656)	(19,734)	(690)	(9,102)
Other	-	-	-	(68)
Net cash used in investing activities	59,011	27,144	36,236	(17,173)
Cash flows from financing activities				
Repurchase of own shares (1)	(6)	(25)	(56,350)	(56,350)
Dividends paid out	(27,477)	(27,477)	(28,367)	(28,367)
Interest paid	(1,614)	(4,890)	(1,880)	(6,482)
Other	(35)	(105)	(35)	(708)
Net cash used in financing activities	(29,132)	(32,497)	(86,632)	(91,907)
Net increase / (decrease) in cash and cash equivalents	38,942	52,392	2,078	43,681
Cash and cash equivalents				
At start of period	191,967	178,517	234,998	193,395
At end of period	230,909	230,909	237,076	237,076

(1) in 2006 the share buy-back programme was not carried out. The cash outflow for repurchase of own shares represents direct costs related to execution of this programme.

(all amounts in PLN thousands unless otherwise indicated)

Following the changes described in the financial statements for 2005, the financial data as at and for nine months ended 30 September 2005 has been restated. These changes related to the change of classification of printing presses lease agreements.

The summary of changes is presented in the table below:

	Data presented in the report for the third quarter of 2005	Restatement	Comparative data presented in the report for the third quarter of 2006
Net cash from operating activities for nine months ended 30 September 2005	161,728	(8,967)	152,761
Net cash used in investing activities for nine months ended 30 September 2005	(26,140)	8,967	(17,173)
Property, plant and equipment as at 30 September 2005	581,286	(77,876)	503,410
Non-current receivables and prepayments as at 30 September 2005	5,091	90,623	95,714
Current accounts receivables and prepayment as at 30 September 2005	144,105	6,776	150,881
Equity as at 30 September 2005	1,128,617	15,811	1,144,428
Deferred tax liabilities as at 30 September 2005	54,043	3,712	57,755
Sales for nine months ended 30 September 2005	761,165	(8,966)	752,199
Cost of sales for nine months ended 30 September 2005	(398,738)	10,372	(388,366)
Finance income for nine months ended 30 September 2005	55,289	12,503	67,792
Income tax expense for nine months ended 30 September 2005	(20,639)	(2,648)	(23,287)
Net profit for nine months ended 30 September 2005	126,632	11,261	137,893
EPS for nine months ended 30 September 2005 (PLN)	2.23	0.21	2.44

Additional information to unconsolidated financial statements of Agora SA

In the period from 1 January 2006 to 30 September 2006 the following impairment losses and provisions were changed (in brackets figures for the third quarter of 2006):

- impairment loss for receivables: decrease by PLN 2,649 thousand (decrease by PLN 575 thousand),
- impairment loss for financial assets: decrease by PLN 4,537 thousand (decrease by PLN 7,056 thousand), mainly due to sale of shares and borrowings of Radio Mazowsze Sp. z o.o.
- impairment loss for inventory: increase by PLN 4,339 thousand (decrease by PLN 497 thousand),
- provision for restructuring: increase by PLN 7,168 thousand (increase by PLN 2,117 thousand),
- provision for certain and probable losses: decrease by PLN 2,569 thousand (decrease by PLN 190 thousand),
- retirement severance provision: increase by PLN 117 thousand (no change).

Selected unconsolidated financial data together with translation into EURO

	PLN thousand		EURO thousand	
	Nine months ended 30 September 2006	Nine months ended 30 September 2005	Nine months ended 30 September 2006	Nine months ended 30 September 2005
Sales	699,012	752,199	178,602	185,038
Operating profit / (loss)	(26,522)	103,908	(6,777)	25,561
Profit / (loss) before income taxes	(1,697)	161,180	(434)	39,650
Net profit (loss)	(1,684)	137,893	(430)	33,921
Net cash from operating activities	57,745	152,761	14,754	37,579
Net cash used in investing activities	27,144	(17,173)	6,935	(4,224)
Net cash used in financing activities	(32,497)	(91,907)	(8,303)	(22,609)
Net increase / (decrease) in cash and cash equivalents	52,392	43,681	13,386	10,745
Total assets	1,415,445	1,473,791	355,425	377,431
Non-current liabilities	179,979	198,611	45,194	50,863
Current liabilities	151,819	130,752	38,122	33,485
Equity	1,083,647	1,144,428	272,109	293,082
Share capital	56,758	56,758	14,252	14,535
Weighted average number of shares	54,977,535	56,488,323	54,977,535	56,488,323
Earnings per share (in PLN / in EURO)	(0.03)	2.44	(0.01)	0.60
Book value per share (in PLN / in EURO)	19.71	20.26	4.95	5.19

Warsaw, 7 November 2006

Wanda Rapaczynski – President of the Management Board ....

Piotr Niemczycki – Deputy President of the Management Board ....

Zbigniew Bak – Deputy President of the Management Board ....

Jaroslaw Szalinski – Member of the Management Board ....

KPMG

CONSOLIDATED SEMI ANNUAL REPORT
OF AGORA S.A.
AS AT AND FOR SIX MONTH PERIOD
ENDED 30 JUNE 2006

INDEPENDENT AUDITORS' REVIEW REPORT ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

KPMG

KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa, Polska

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
contact_us@kpmg.pl
www.kpmg.pl

TRANSLATION

INDEPENDENT AUDITORS' REVIEW REPORT ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF AGORA S.A. GROUP FOR THE PERIOD FROM 1 JANUARY 2006 TO 30 JUNE 2006

To the Shareholders of Agora S.A.

We have reviewed the accompanying interim consolidated financial statements of Agora S.A. Group, with its registered office in Warszawa, ul. Czerska 8/10, that consist of the consolidated balance sheet as at 30 June 2006, with total assets of and total liabilities and equity of PLN 1,522,505 thousand, the consolidated profit and loss account for the period from 1 January 2006 to 30 June 2006 with a net profit of PLN 9,183 thousand, the consolidated statement of changes in equity for the period from 1 January 2006 to 30 June 2006 with an increase in equity of PLN 3,022 thousand, the consolidated cash flow statement for the period from 1 January 2006 to 30 June 2006 with an increase in cash amounting to PLN 29,039 thousand, and notes to the consolidated financial statements.

Management of Agora S.A. is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the International Financial Reporting Standard as applicable to interim financial reporting as adopted by the European Union and with respect to matters not regulated by the above Standard, in accordance with the Accounting Act dated 29 September 1994 (Official Journal from 2002, No. 76, item 694 with amendments) and the respective bylaws and in accordance with the requirements for issuers of securities admitted or sought to be admitted to trading on an official stock-exchange listing market. Our responsibility is to issue a report on these interim consolidated financial statements, based on our review.

We conducted our review in accordance with Standard No. 4 of the professional standards *General principles for the review of financial statements*, issued by the National Council of Certified Auditors and with the International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG

TRANSLATION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements do not present fairly, in all material respects, the financial position of Agora S.A. Group as at 30 June 2006, and its financial performance and its cash flows for the period from 1 January 2006 to 30 June 2006 in accordance with the International Financial Reporting Standard as applicable to interim financial reporting as adopted by the European Union.

signed on the Polish original

....

Certified Auditor No. 90046/7419
Marcin Domagała

signed on the Polish original

....

On behalf of KPMG Audyt Sp. z o.o.
ul. Chłodna 51, 00-867 Warsaw
Certified Auditor No. 90046/7419
Marcin Domagała
Member of the Management Board

Warsaw, 26 September 2006

CONSOLIDATED FINANCIAL STATEMENTS

KPMG

CONSOLIDATED SEMI ANNUAL REPORT
OF AGORA S.A.
AS AT AND FOR SIX MONTH PERIOD
ENDED 30 JUNE 2006

INDEPENDENT AUDITORS' REVIEW REPORT ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

KPMG

KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa, Polska

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
contact_us@kpmg.pl
www.kpmg.pl

TRANSLATION

INDEPENDENT AUDITORS' REVIEW REPORT ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF AGORA S.A. GROUP FOR THE PERIOD FROM 1 JANUARY 2006 TO 30 JUNE 2006

To the Shareholders of Agora S.A.

We have reviewed the accompanying interim consolidated financial statements of Agora S.A. Group, with its registered office in Warszawa, ul. Czerska 8/10, that consist of the consolidated balance sheet as at 30 June 2006, with total assets of and total liabilities and equity of PLN 1,522,505 thousand, the consolidated profit and loss account for the period from 1 January 2006 to 30 June 2006 with a net profit of PLN 9,183 thousand, the consolidated statement of changes in equity for the period from 1 January 2006 to 30 June 2006 with an increase in equity of PLN 3,022 thousand, the consolidated cash flow statement for the period from 1 January 2006 to 30 June 2006 with an increase in cash amounting to PLN 29,039 thousand, and notes to the consolidated financial statements.

Management of Agora S.A. is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the International Financial Reporting Standard as applicable to interim financial reporting as adopted by the European Union and with respect to matters not regulated by the above Standard, in accordance with the Accounting Act dated 29 September 1994 (Official Journal from 2002, No. 76, item 694 with amendments) and the respective bylaws and in accordance with the requirements for issuers of securities admitted or sought to be admitted to trading on an official stock-exchange listing market. Our responsibility is to issue a report on these interim consolidated financial statements, based on our review.

We conducted our review in accordance with Standard No. 4 of the professional standards *General principles for the review of financial statements,* issued by the National Council of Certified Auditors and with the International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity.* A review consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG

TRANSLATION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements do not present fairly, in all material respects, the financial position of Agora S.A. Group as at 30 June 2006, and its financial performance and its cash flows for the period from 1 January 2006 to 30 June 2006 in accordance with the International Financial Reporting Standard as applicable to interim financial reporting as adopted by the European Union.

signed on the Polish original

....

Certified Auditor No. 90046/7419
Marcin Domagała

signed on the Polish original

....

On behalf of KPMG Audyt Sp. z o.o.
ul. Chłodna 51, 00-867 Warsaw
Certified Auditor No. 90046/7419
Marcin Domagała
Member of the Management Board

Warsaw, 26 September 2006

CONSOLIDATED FINANCIAL STATEMENTS

AGORA SA.

CONSOLIDATED FINANCIAL STATEMENTS

as at 30 June 2006 and for 6 month period ended thereon

Contents

Agora SA

Consolidated balance sheet as at 30 June 2006

(all amounts in PLN thousands unless otherwise indicated) translation only

	Note	As at 30 June 2006	As at 31 December 2005*	As at 30 June 2005*
Assets				
Non-current assets:				
Intangible assets	3	277,109	273,404	253,968
Property, plant and equipment	4	658,499	680,144	705,012
Investments	5	7,597	8,630	20,301
Investments in associates	6	1,560	3,404	5,068
Receivables and prepayments		6,250	7,052	6,267
Deferred tax assets	14	32,149	28,552	26,065
		983,164	1,001,186	1,016,681
Current assets:				
Inventories	7	16,432	18,830	12,263
Accounts receivable and prepayments	8	202,270	209,192	200,046
Income tax receivable		4,988	9,598	19
Short-term securities and other financial assets	9	96,956	75,497	71,484
Cash and cash equivalents	10	218,695	189,656	271,579
		539,341	502,773	555,391
Total assets		1,522,505	1,503,959	1,572,072

* including changes described in note 41.

Accompanying notes are an integral part of these consolidated financial statements.

(all amounts in PLN thousands unless otherwise indicated) translation only

	Note	As at 30 June 2006	As at 31 December 2005*	As at 30 June 2005*
Equity and liabilities				
Equity attributable to equity holders of the parent				
Share capital	11	56,758	56,758	56,758
Treasury shares (negative figure)		(119,971)	(119,952)	-
Share premium		353,646	353,646	353,646
Retained earnings and other reserves	12	838,165	834,938	791,530
		1,128,598	1,125,390	1,201,934
Minority interest		(393)	(207)	(5,278)
Total equity		1,128,205	1,125,183	1,196,656
Non-current liabilities:				
Deferred tax liabilities	14	60,460	56,749	52,742
Interest-bearing loans and borrowings	13	122,812	140,642	140,806
Retirement severance provision	15	1,203	1,083	1,413
Deferred revenues and accruals	17	1,644	1,849	2,331
		186,119	200,323	197,292
Current liabilities:				
Retirement severance provision	15	159	145	12
Accounts payable	18	138,041	131,345	126,077
Income tax liabilities		1,300	58	2,394
Short-term borrowings	13	17,710	1	4,539
Provisions	16	6,808	4,405	5,042
Deferred revenues and accruals	17	44,163	42,499	40,060
		208,181	178,453	178,124
Total equity and liabilities		1,522,505	1,503,959	1,572,072

* including changes described in note 41.

Accompanying notes are an integral part of these consolidated financial statements.

(all amounts in PLN thousands unless otherwise indicated) translation only

	Note	Six months ended 30 June 2006	Six months ended 30 June 2005*
Sales	19	589,120	615,949
Cost of sales	20	(346,842)	(334,817)
Gross profit		242,278	281,132
Selling expenses	20	(160,927)	(117,944)
Administrative expenses	20	(65,733)	(55,250)
Other operating income	21	9,937	11,419
Other operating expenses	22	(12,457)	(11,426)
Operating profit		13,098	107,931
Finance income	26	5,883	9,828
Finance cost	27	(3,880)	(6,498)
Share of results of associates		77	(112)
Profit before income taxes		15,178	111,149
Income tax expense	28	(5,995)	(19,290)
Net profit for the period		9,183	91,859
Attributable to:			
Equity holders of the parent		9,633	92,552
Minority interest		(450)	(693)
		9,183	91,859
Earnings per share (in PLN)	30	0.18	1.63

* including changes described in note 41.

Accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in shareholders' equity for six months ended 30 June 2006

(all amounts in PLN thousands unless otherwise indicated) translation only

	Equity attributable to equity holders of the parent						Minority interest	Total equity
	Share capital	Treasury shares (negative figure)	Share premium	Retained earnings	Other	Total		
Six months ended 30 June 2006								
As at 31 December 2005	56,758	(119,952)	353,646	834,938	-	1,125,390	(207)	1,125,183
Additional contribution of minority shareholder	-	-	-	-	-	-	952	952
Adjustment from consolidation of subsidiaries previously accounted for using equity method	-	-	-	(39)	-	(39)	-	(39)
Total income and expense for the period recognized directly in equity	-	-	-	(39)	-	(39)	952	913
Net profit / (loss) for the period	-	-	-	9,633	-	9,633	(450)	9,183
Share-based payments	-	-	-	21,122	-	21,122	-	21,122
Share buy-back for their redemption (1)	-	(19)	-	-	-	(19)	-	(19)
Dividends declared	-	-	-	(27,489)	-	(27,489)	-	(27,489)
Dividends of subsidiaries	-	-	-	-	-	-	(688)	(688)
As at 30 June 2006	56,758	(119,971)	353,646	838,165	-	1,128,598	(393)	1,128,205

(1) in 2006 the share buy-back programme was not carried out. The change in treasury shares represents direct costs related to execution of this programme.

Accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in shareholders' equity for six months ended 30 June 2006

(all amounts in PLN thousands unless otherwise indicated)

translation only

	Equity attributable to equity holders of the parent						Minority interest	Total equity
	Share capital	Treasury shares (negative figure)	Share premium	Retained earnings	Other	Total		
Year ended 31 December 2005 *								
As at 31 December 2004	56,758	-	353,646	725,449	1,147	1,137,000	1,554	1,138,554
Additional contribution of minority shareholder	-	-	-	-	-	-	8,841	8,841
Adjustment from consolidation of subsidiaries previously accounted for using equity method	-	-	-	2,887	-	2,887	(8,441)	(5,554)
Total income and expense for the period recognized directly in equity	-	-	-	2,887	-	2,887	400	3,287
Net profit / (loss) for the period	-	-	-	126,713	-	126,713	(1,100)	125,613
Reclassification	-	-	-	1,147	(1,147)	-	-	-
Share-based payments	-	-	-	7,121	-	7,121	-	7,121
Share buy-back for their redemption	-	(119,952)	-	-	-	(119,952)	-	(119,952)
Dividends declared	-	-	-	(28,379)	-	(28,379)	-	(28,379)
Dividends of subsidiaries	-	-	-	-	-	-	(1;061)	(1,061)
As at 31 December 2005	56,758	(119,952)	353,646	834,938	-	1,125,390	(207)	1,125,183

* including changes described in note 41.

Accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in shareholders' equity for six months ended 30 June 2006

(all amounts in PLN thousands unless otherwise indicated)

	Equity attributable to equity holders of the parent						Minority interest	Total equity
	Share capital	Treasury shares (negative figure)	Share premium	Retained earnings	Other	Total		
Six months ended 30 June 2005 *								
As at 31 December 2004	56,758	-	353,646	725,449	1,147	1,137,000	1,554	1,138,554
Additional contribution of minority shareholder	-	-	-	-	-	-	3,362	3,362
Adjustment from consolidation of subsidiaries previously accounted for using equity method	-	-	-	761	-	761	(8,441)	(7,680)
Total income and expense for the period recognized directly in equity	-	-	-	761	-	761	(5,079)	(4,318)
Net profit / (loss) for the period	-	-	-	92,552	-	92,552	(693)	91,859
Reclassification	-	-	-	1,147	(1,147)	-	-	-
Dividends declared	-	-	-	(28,379)	-	(28,379)	-	(28,379)
Dividends of subsidiaries	-	-	-	-	-	-	(1,060)	(1,060)
As at 30 June 2005	56,758	-	353,646	791,530	-	1,201,934	(5,278)	1,196,656

* including changes described in note 41.

Accompanying notes are an integral part of these consolidated financial statements.

Agora SA

Consolidated cash flow statement for six months ended 30 June 2006

(all amounts in PLN thousands unless otherwise indicated) translation only

	Six months ended 30 June 2006	Six months ended 30 June 2005*
Cash flows from operating activities		
Profit before income taxes	15,178	111,149
Adjustments for:		
Share of results of associates	(77)	112
Depreciation of property, plant and equipment	36,304	47,230
Amortisation of intangible assets and other	1,820	383
Interest, net	3,095	4,603
(Profit) / loss on investing activities	(370)	(1,765)
(Decrease) / increase in provisions	2,518	2,417
(Increase) / decrease in inventories	2,398	5,292
(Increase) / decrease in receivables and prepayments	8,814	(50,978)
(Decrease) / increase in payables	(12,553)	19,308
(Decrease) / increase in deferred revenues and accruals	1,423	147
Other adjustments (1)	19,120	(533)
Cash generated from operations	77,670	137,365
Income taxes (paid) / returned	(5,857)	(9,191)
Net cash from operating activities	71,813	128,174
Cash flows from investing activities		
Proceeds from sale of property, plant and equipment and intangibles	227	84
Disposal of subsidiaries (net of cash disposed) and associates	630	2,214
Disposal of financial assets	1,317	1,329
Loan repayment received	214	-
Interest received	217	295
Disposal of short-term securities	45,571	32,558
Purchase of property plant and equipment and intangibles	(17,113)	(14,479)
Acquisition of subsidiary (net of cash acquired) and associates	(3,169)	225
Acquisition of financial assets	(1,278)	(1,259)
Acquisition of short-term securities	(65,987)	(98,156)
Loans granted	-	(550)
Net cash used in investing activities	(39,371)	(77,739)

Agora SA

Consolidated cash flow statement for six months ended 30 June 2006

(all amounts in PLN thousands unless otherwise indicated)

	Six months ended 30 June 2006	translation only Six months ended 30 June 2005*
Cash flows from financing activities		
Proceeds from borrowings	584	-
Repurchase of own shares (2)	(19)	-
Dividends paid to minority shareholders	(688)	(1,059)
Repayment of borrowings	(1)	(2)
Interest paid	(3,279)	(4,603)
Other	-	(604)
Net cash used in financing activities	(3,403)	(6,268)
Net increase (decrease) in cash and cash equivalents	29,039	44,167
Cash and cash equivalents		
At start of period	189,656	227,412
At end of period	218,695	271,579

* including changes described in note 41.

(1) "other adjustments" include mainly share-based payment costs in the amount of PLN 21,122 thousand.

(2) in 2006 the share buy-back programme was not carried out. The change in treasury shares represents direct costs related to execution of this programme.

Accompanying notes are an integral part of these consolidated financial statements.

KPMG

CONSOLIDATED SEMI ANNUAL REPORT OF AGORA S.A. AS AT AND FOR SIX MONTH PERIOD ENDED 30 JUNE 2006

INDEPENDENT AUDITORS' REVIEW REPORT ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

KPMG

KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa, Polska

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
contact_us@kpmg.pl
www.kpmg.pl

TRANSLATION

INDEPENDENT AUDITORS' REVIEW REPORT ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF AGORA S.A. GROUP FOR THE PERIOD FROM 1 JANUARY 2006 TO 30 JUNE 2006

To the Shareholders of Agora S.A.

We have reviewed the accompanying interim consolidated financial statements of Agora S.A. Group, with its registered office in Warszawa, ul. Czerska 8/10, that consist of the consolidated balance sheet as at 30 June 2006, with total assets of and total liabilities and equity of PLN 1,522,505 thousand, the consolidated profit and loss account for the period from 1 January 2006 to 30 June 2006 with a net profit of PLN 9,183 thousand, the consolidated statement of changes in equity for the period from 1 January 2006 to 30 June 2006 with an increase in equity of PLN 3,022 thousand, the consolidated cash flow statement for the period from 1 January 2006 to 30 June 2006 with an increase in cash amounting to PLN 29,039 thousand, and notes to the consolidated financial statements.

Management of Agora S.A. is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the International Financial Reporting Standard as applicable to interim financial reporting as adopted by the European Union and with respect to matters not regulated by the above Standard, in accordance with the Accounting Act dated 29 September 1994 (Official Journal from 2002, No. 76, item 694 with amendments) and the respective bylaws and in accordance with the requirements for issuers of securities admitted or sought to be admitted to trading on an official stock-exchange listing market. Our responsibility is to issue a report on these interim consolidated financial statements, based on our review.

We conducted our review in accordance with Standard No. 4 of the professional standards *General principles for the review of financial statements*, issued by the National Council of Certified Auditors and with the International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG

TRANSLATION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements do not present fairly, in all material respects, the financial position of Agora S.A. Group as at 30 June 2006, and its financial performance and its cash flows for the period from 1 January 2006 to 30 June 2006 in accordance with the International Financial Reporting Standard as applicable to interim financial reporting as adopted by the European Union.

signed on the Polish original

....

Certified Auditor No. 90046/7419
Marcin Domagała

signed on the Polish original

....

On behalf of KPMG Audyt Sp. z o.o.
ul. Chłodna 51, 00-867 Warsaw
Certified Auditor No. 90046/7419
Marcin Domagała
Member of the Management Board

Warsaw, 26 September 2006

CONSOLIDATED FINANCIAL STATEMENTS

KPMG

CONSOLIDATED SEMI ANNUAL REPORT OF AGORA S.A. AS AT AND FOR SIX MONTH PERIOD ENDED 30 JUNE 2006

INDEPENDENT AUDITORS' REVIEW REPORT ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

KPMG

KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa, Polska

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
contact_us@kpmg.pl
www.kpmg.pl

TRANSLATION

INDEPENDENT AUDITORS' REVIEW REPORT ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF AGORA S.A. GROUP FOR THE PERIOD FROM 1 JANUARY 2006 TO 30 JUNE 2006

To the Shareholders of Agora S.A.

We have reviewed the accompanying interim consolidated financial statements of Agora S.A. Group, with its registered office in Warszawa, ul. Czerska 8/10, that consist of the consolidated balance sheet as at 30 June 2006, with total assets of and total liabilities and equity of PLN 1,522,505 thousand, the consolidated profit and loss account for the period from 1 January 2006 to 30 June 2006 with a net profit of PLN 9,183 thousand, the consolidated statement of changes in equity for the period from 1 January 2006 to 30 June 2006 with an increase in equity of PLN 3,022 thousand, the consolidated cash flow statement for the period from 1 January 2006 to 30 June 2006 with an increase in cash amounting to PLN 29,039 thousand, and notes to the consolidated financial statements.

Management of Agora S.A. is responsible for the preparation and fair presentation of these interim consolidated financial statements in accordance with the International Financial Reporting Standard as applicable to interim financial reporting as adopted by the European Union and with respect to matters not regulated by the above Standard, in accordance with the Accounting Act dated 29 September 1994 (Official Journal from 2002, No. 76, item 694 with amendments) and the respective bylaws and in accordance with the requirements for issuers of securities admitted or sought to be admitted to trading on an official stock-exchange listing market. Our responsibility is to issue a report on these interim consolidated financial statements, based on our review.

We conducted our review in accordance with Standard No. 4 of the professional standards *General principles for the review of financial statements*, issued by the National Council of Certified Auditors and with the International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG

TRANSLATION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements do not present fairly, in all material respects, the financial position of Agora S.A. Group as at 30 June 2006, and its financial performance and its cash flows for the period from 1 January 2006 to 30 June 2006 in accordance with the International Financial Reporting Standard as applicable to interim financial reporting as adopted by the European Union.

signed on the Polish original

....

Certified Auditor No. 90046/7419
Marcin Domagała

signed on the Polish original

....

On behalf of KPMG Audyt Sp. z o.o.
ul. Chłodna 51, 00-867 Warsaw
Certified Auditor No. 90046/7419
Marcin Domagała
Member of the Management Board

Warsaw, 26 September 2006

CONSOLIDATED FINANCIAL STATEMENTS

AGORA SA.

CONSOLIDATED FINANCIAL STATEMENTS
as at 30 June 2006 and for 6 month period ended thereon

Contents

Agora SA

Consolidated balance sheet as at 30 June 2006

(all amounts in PLN thousands unless otherwise indicated) translation only

	Note	As at 30 June 2006	As at 31 December 2005*	As at 30 June 2005*
Assets				
Non-current assets:				
Intangible assets	3	277,109	273,404	253,968
Property, plant and equipment	4	658,499	680,144	705,012
Investments	5	7,597	8,630	20,301
Investments in associates	6	1,560	3,404	5,068
Receivables and prepayments		6,250	7,052	6,267
Deferred tax assets	14	32,149	28,552	26,065
		983,164	1,001,186	1,016,681
Current assets:				
Inventories	7	16,432	18,830	12,263
Accounts receivable and prepayments	8	202,270	209,192	200,046
Income tax receivable		4,988	9,598	19
Short-term securities and other financial assets	9	96,956	75,497	71,484
Cash and cash equivalents	10	218,695	189,656	271,579
		539,341	502,773	555,391
Total assets		1,522,505	1,503,959	1,572,072

* including changes described in note 41.

Accompanying notes are an integral part of these consolidated financial statements.

(all amounts in PLN thousands unless otherwise indicated) translation only

	Note	As at 30 June 2006	As at 31 December 2005*	As at 30 June 2005*
Equity and liabilities				
Equity attributable to equity holders of the parent				
Share capital	11	56,758	56,758	56,758
Treasury shares (negative figure)		(119,971)	(119,952)	-
Share premium		353,646	353,646	353,646
Retained earnings and other reserves	12	838,165	834,938	791,530
		1,128,598	1,125,390	1,201,934
Minority interest		(393)	(207)	(5,278)
Total equity		1,128,205	1,125,183	1,196,656
Non-current liabilities:				
Deferred tax liabilities	14	60,460	56,749	52,742
Interest-bearing loans and borrowings	13	122,812	140,642	140,806
Retirement severance provision	15	1,203	1,083	1,413
Deferred revenues and accruals	17	1,644	1,849	2,331
		186,119	200,323	197,292
Current liabilities:				
Retirement severance provision	15	159	145	12
Accounts payable	18	138,041	131,345	126,077
Income tax liabilities		1,300	58	2,394
Short-term borrowings	13	17,710	1	4,539
Provisions	16	6,808	4,405	5,042
Deferred revenues and accruals	17	44,163	42,499	40,060
		208,181	178,453	178,124
Total equity and liabilities		1,522,505	1,503,959	1,572,072

* including changes described in note 41.

Accompanying notes are an integral part of these consolidated financial statements.

Agora SA

Consolidated income statement for six months ended 30 June 2006

(all amounts in PLN thousands unless otherwise indicated) translation only

	Note	Six months ended 30 June 2006	Six months ended 30 June 2005*
Sales	19	589,120	615,949
Cost of sales	20	(346,842)	(334,817)
Gross profit		242,278	281,132
Selling expenses	20	(160,927)	(117,944)
Administrative expenses	20	(65,733)	(55,250)
Other operating income	21	9,937	11,419
Other operating expenses	22	(12,457)	(11,426)
Operating profit		13,098	107,931
Finance income	26	5,883	9,828
Finance cost	27	(3,880)	(6,498)
Share of results of associates		77	(112)
Profit before income taxes		15,178	111,149
Income tax expense	28	(5,995)	(19,290)
Net profit for the period		9,183	91,859
Attributable to:			
Equity holders of the parent		9,633	92,552
Minority interest		(450)	(693)
		9,183	91,859
Earnings per share (in PLN)	30	0.18	1.63

* including changes described in note 41.

Accompanying notes are an integral part of these consolidated financial statements.

Agora SA

Consolidated statement of changes in shareholders' equity for six months ended 30 June 2006

(all amounts in PLN thousands unless otherwise indicated)

translation only

	Equity attributable to equity holders of the parent						Minority interest	Total equity
	Share capital	Treasury shares (negative figure)	Share premium	Retained earnings	Other	Total		
Six months ended 30 June 2006								
As at 31 December 2005	56,758	(119,952)	353,646	834,938	-	1,125,390	(207)	1,125,183
Additional contribution of minority shareholder	-	-	-	-	-	-	952	952
Adjustment from consolidation of subsidiaries previously accounted for using equity method	-	-	-	(39)	-	(39)	-	(39)
Total income and expense for the period recognized directly in equity	-	-	-	(39)	-	(39)	952	913
Net profit / (loss) for the period	-	-	-	9,633	-	9,633	(450)	9,183
Share-based payments	-	-	-	21,122	-	21,122	-	21,122
Share buy-back for their redemption (1)	-	(19)	-	-	-	(19)	-	(19)
Dividends declared	-	-	-	(27,489)	-	(27,489)	-	(27,489)
Dividends of subsidiaries	-	-	-	-	-	-	(688)	(688)
As at 30 June 2006	56,758	(119,971)	353,646	838,165	-	1,128,598	(393)	1,128,205

(1) in 2006 the share buy-back programme was not carried out. The change in treasury shares represents direct costs related to execution of this programme.

Accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in shareholders' equity for six months ended 30 June 2006

(all amounts in PLN thousands unless otherwise indicated)

translation only

	Equity attributable to equity holders of the parent						Minority interest	Total equity
	Share capital	Treasury shares (negative figure)	Share premium	Retained earnings	Other	Total		
Year ended 31 December 2005 *								
As at 31 December 2004	56,758	-	353,646	725,449	1,147	1,137,000	1,554	1,138,554
Additional contribution of minority shareholder	-	-	-	-	-	-	8,841	8,841
Adjustment from consolidation of subsidiaries previously accounted for using equity method	-	-	-	2,887	-	2,887	(8,441)	(5,554)
Total income and expense for the period recognized directly in equity	-	-	-	2,887	-	2,887	400	3,287
Net profit / (loss) for the period	-	-	-	126,713	-	126,713	(1,100)	125,613
Reclassification	-	-	-	1,147	(1,147)	-	-	-
Share-based payments	-	-	-	7,121	-	7,121	-	7,121
Share buy-back for their redemption	-	(119,952)	-	-	-	(119,952)	-	(119,952)
Dividends declared	-	-	-	(28,379)	-	(28,379)	-	(28,379)
Dividends of subsidiaries	-	-	-	-	-	-	(1,061)	(1,061)
As at 31 December 2005	56,758	(119,952)	353,646	834,938	-	1,125,390	(207)	1,125,183

* including changes described in note 41.

Accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in shareholders' equity for six months ended 30 June 2006

(all amounts in PLN thousands unless otherwise indicated)

translation only

	Equity attributable to equity holders of the parent						Minority interest	Total equity
	Share capital	Treasury shares (negative figure)	Share premium	Retained earnings	Other	Total		
Six months ended 30 June 2005 *								
As at 31 December 2004	56,758	-	353,646	725,449	1,147	1,137,000	1,554	1,138,554
Additional contribution of minority shareholder	-	-	-	-	-	-	3,362	3,362
Adjustment from consolidation of subsidiaries previously accounted for using equity method	-	-	-	761	-	761	(8,441)	(7,680)
Total income and expense for the period recognized directly in equity	-	-	-	761	-	761	(5,079)	(4,318)
Net profit / (loss) for the period	-	-	-	92,552	-	92,552	(693)	91,859
Reclassification	-	-	-	1,147	(1,147)	-	-	-
Dividends declared	-	-	-	(28,379)	-	(28,379)	-	(28,379)
Dividends of subsidiaries	-	-	-	-	-	-	(1,060)	(1,060)
As at 30 June 2005	56,758	-	353,646	791,530	-	1,201,934	(5,278)	1,196,656

* including changes described in note 41.

Accompanying notes are an integral part of these consolidated financial statements.

Agora SA

Consolidated cash flow statement for six months ended 30 June 2006

(all amounts in PLN thousands unless otherwise indicated) translation only

	Six months ended 30 June 2006	Six months ended 30 June 2005*
Cash flows from operating activities		
Profit before income taxes	15,178	111,149
Adjustments for:		
Share of results of associates	(77)	112
Depreciation of property, plant and equipment	36,304	47,230
Amortisation of intangible assets and other	1,820	383
Interest, net	3,095	4,603
(Profit) / loss on investing activities	(370)	(1,765)
(Decrease) / increase in provisions	2,518	2,417
(Increase) / decrease in inventories	2,398	5,292
(Increase) / decrease in receivables and prepayments	8,814	(50,978)
(Decrease) / increase in payables	(12,553)	19,308
(Decrease) / increase in deferred revenues and accruals	1,423	147
Other adjustments (1)	19,120	(533)
Cash generated from operations	77,670	137,365
Income taxes (paid) / returned	(5,857)	(9,191)
Net cash from operating activities	71,813	128,174
Cash flows from investing activities		
Proceeds from sale of property, plant and equipment and intangibles	227	84
Disposal of subsidiaries (net of cash disposed) and associates	630	2,214
Disposal of financial assets	1,317	1,329
Loan repayment received	214	-
Interest received	217	295
Disposal of short-term securities	45,571	32,558
Purchase of property plant and equipment and intangibles	(17,113)	(14,479)
Acquisition of subsidiary (net of cash acquired) and associates	(3,169)	225
Acquisition of financial assets	(1,278)	(1,259)
Acquisition of short-term securities	(65,987)	(98,156)
Loans granted	-	(550)
Net cash used in investing activities	(39,371)	(77,739)

Agora SA

Consolidated cash flow statement for six months ended 30 June 2006

(all amounts in PLN thousands unless otherwise indicated) translation only

	Six months ended 30 June 2006	Six months ended 30 June 2005*
Cash flows from financing activities		
Proceeds from borrowings	584	-
Repurchase of own shares (2)	(19)	-
Dividends paid to minority shareholders	(688)	(1,059)
Repayment of borrowings	(1)	(2)
Interest paid	(3,279)	(4,603)
Other	-	(604)
Net cash used in financing activities	(3,403)	(6,268)
Net increase (decrease) in cash and cash equivalents	29,039	44,167
Cash and cash equivalents		
At start of period	189,656	227,412
At end of period	218,695	271,579

* including changes described in note 41.

(1) "other adjustments" include mainly share-based payment costs in the amount of PLN 21,122 thousand.

(2) in 2006 the share buy-back programme was not carried out. The change in treasury shares represents direct costs related to execution of this programme.

Accompanying notes are an integral part of these consolidated financial statements.

(all amounts in PLN thousands unless otherwise indicated) translation only

1. General information

(a) Core business activity

Agora SA ("the Company", "parent company") principally produces *Gazeta Wyborcza* daily newspaper, magazines and other periodicals. Additionally, the Company exercises significant influence over 26 radio companies. Agora's radio group consists of 18 *Golden Oldies* (*Zlote Przeboje)* radio stations, six rock radio stations (*Radio Roxy FM)* and a superregional news radio *TOK FM* broadcasting in nine cities. The Company is also active in the outdoor segment through its subsidiary, Art Marketing Syndicate SA ("AMS").

The Group comprises Agora SA and 27 subsidiaries. Additionally Agora SA exercises significant influence over 4 associate companies.

The Group operates in all the major cities in Poland.

(b) Registered Office

Czerska 8/10 street
00-732 Warsaw

(c) Registration of the Company in the National Court Register

Seat of the court:	Regional Court in Warszawa, XIII Commercial Department
Registration number:	KRS 0000059944

(d) Tax Office and Provincial Statistical Office registration of the Company

NIP:	526-030-56-44
REGON:	011559486

(e) Management Board

The Management Board of the Company comprised the following members:

Wanda Rapaczynski	President	for the whole six months
Piotr Niemczycki	Vice - President	for the whole six months
Zbigniew Bak	Vice - President	for the whole six months
Jarosław Szalinski	Member	for the whole six months

(f) Supervisory Board

The Supervisory Board of the Company comprised the following members:

Stansislaw Soltysinski	Chairman	from 1 January 2006 to 26 June 2006
Andrzej Szlezak	Chairman	from 27 June 2006 to 30 June 2006
Louis Zachary	Member	from 1 January 2006 to 26 June 2006
Slawomir Sikora	Member	for the whole six months
Tomasz Sielicki	Member	for the whole six months
Bruce Rabb	Member	from 26 June 2006 to 30 June 2006
Sanford Schwartz	Member	for the whole six months

(g) Information about the financial statements

The consolidated financial statements are presented as at and for six months ended 30 June 2006, with comparative figures presented as at and for six months ended 30 June 2005 and as at 31 December 2005.

The consolidated financial statements were authorised for issue by the Management Board on 26 September 2006.

(all amounts in PLN thousands unless otherwise indicated) translation only

2. Summary of significant accounting policies

(a) Statement of compliance

The Consolidated Balance Sheets as of 30 June 2006 and 30 June 2005, the Consolidated Income Statements, the Consolidated Cash Flows Statements and the Consolidated Statements of Changes in Shareholders' Equity for the six months ended 30 June 2006 and 30 June 2005 have been reviewed by independent auditors. The Consolidated Balance Sheet as of 31 December 2005, the Consolidated Income Statement, the Consolidated Cash Flows Statement and the Consolidated Statement of Changes in Shareholders' Equity for the twelve months ended 31 December 2005 have been audited.

These consolidated financial statements are prepared in accordance with International Financial Reporting Standard (IFRS) aplicable to interim financial reporting, adopted by the European Union and, in case of matters not covered by IFRS, in accordance with Accounting Act of 29 September 1994 (Official Journal from 2002, No 76, item 694 with amendments), regulations issued based on that Act and the Ministry of Finance Decree of 19 October 2005 on current and periodical information provided by issuers of securities (Official Journal from 2005, No 209, item 1744).

As of 1 January 2005 the amendments to the Accounting Act (art. 45 points 1a-1c of Accounting Act) required the consolidated financial statements to be prepared according to IFRS adopted by the European Union. As at the day of publication of these consolidated financial statements, taking into account the adaptation process of IFRS by the European Union, there are no differences between IFRS and IFRS adopted by the European Union with respect to the financial reporting of the Group.

(b) Basis of preparation

The financial statements are presented in Polish zloty, rounded to the nearest thousand (unless otherwise indicated). They are prepared on the historical cost basis except that financial instruments are stated at their fair value.

The consolidated financial statements of the Group were prepared with the assumption that the Group and its subsidiaries would continue their business activities in the foreseeable future. There are no threats that would prevent the companies from continuing their business operations, except for Barys Sp. z o.o. (radio company) and the subsidiary of AMS SA - Aktis Media Sp. z o.o. The uncertainty in case of Barys Sp. z o.o. is that its licence has not been renewed and therefore that company may be unable to continue its operations. Goodwill on consolidation has been fully amortised in the previous periods. In 2002 the management board of Aktis Media Sp. z o.o. filed for bankruptcy with the court. On 20 February 2003, the District Court in Poznan declared Aktis Media company bankrupt. The shares in Aktis Media has been provided for.

The accounting policies set out below were applied consistently to all periods presented in these consolidated financial statements and they are the same as described in the financial statements for 2005, except for the changes described in note 41 "Changes in accounting policies".

The accounting policies were applied consistently by Group entities.

(c) Basis of consolidation

(i) Subsidiaries

Subsidiaries are those entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii) Associates

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

(Summary of significant accounting policies continued)

(iii) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with associates are eliminated to the extent of the Group's interest in the entity. Unrealised gains arising from transactions with associates are eliminated against the investment in the associate.

(d) Property, plant and equipment

Items of property, plant and equipment are stated at historical cost less accumulated depreciation and impairment losses, if any (see accounting policy x).

The cost of property, plant and equipment comprises costs incurred in their purchase or manufacture and includes capitalised borrowing costs.

Depreciation is calculated on the straight line basis or on the reducing balance basis over the estimated useful life of each asset. Low-value assets (under PLN 3,500) are depreciated fully when brought into use, except for groups of low-value assets which are depreciated over the estimated useful life. Estimated useful life of property, plant and equipment, by significant class of asset, is as follows:

Perpetual leasehold of land	86 - 93 years
Buildings	10 - 40 years
Plant and machinery	2 - 20 years
Motor vehicles	5 - 8 years
Other equipment	3 - 10 years

Land is not depreciated.

Repairs and renewals are charged to the income statement when the expenditure is incurred; major improvements are capitalised when incurred, providing that they increase the future economic benefits embodied in the item of property, plant and equipment.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

(e) Intangible assets

Goodwill arising on an acquisition represents the excess of the cost of the acquisition over the fair value of the net identifiable assets acquired. Goodwill is stated at cost less impairment losses, if any (see accounting policy x). Goodwill is tested annually for impairment or more often if there are indications of impairment.

In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

Other intangible assets, except for the acquired magazine titles, that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses, if any (see accounting policy x).

Other intangibles are depreciated using the straight line basis over the estimated useful life of each asset. Low-value assets (under PLN 3,500) are depreciated fully when brought into use, except for groups of low-value assets which are depreciated over the estimated useful life.

Estimated useful lives of other intangible assets are between 3 and 7 years.

Acquired magazine titles have indefinite useful lives and are not amortised. Their market position and lack of legal and market barriers for their publishing determined such qualification. Instead they are tested annually for impairment or more often if there are indications of impairment (see accounting policy x).

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

(Summary of significant accounting policies continued)

(f) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and demand deposits.

(g) Derivative financial instruments

The Group is a party to contracts that contained derivative financial instruments embedded in rental and other non-financial instrument contracts denominated in foreign currencies. Upon acquisition of such financial instruments the Group assesses whether the economic characteristics of the embedded derivative instrument are closely related to the economic characteristics of the financial instrument ("host contract") and whether the financial instrument that embodies both the embedded derivative instrument and the host contract is currently measured at fair value with changes in fair value reported in earnings; and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. Derivatives embedded in foreign currency non-financial instrument contracts are not separated from the host contracts if these contracts are in currencies which are commonly used in the economic environment in which transactions take place. If the embedded derivative instrument is determined not to be closely related to the host contract and the embedded derivative instrument would qualify as a derivative instrument, the embedded derivative instrument is separated from the host contract and valued at fair value with changes recorded in the income statement.

Derivative financial instruments are recognized initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value. The Group does not apply hedge accounting and any gain or loss relating to the change in the fair value of the derivative financial instrument is recognized in the income statement.

(h) Loans

Loans originated by the Group are financial assets created by the Group providing money, goods, or services to a debtor, other than those created with the intent to be sold in the short-term. Loans originated by the Group comprise loans provided to associate entities, other non-consolidated entities and loans originating on the buy-sell back treasury bonds. Originated loans are carried at amortized cost, less impairment losses recognised (see accounting policy x). Accrued interest is included in net profit or loss for the period in which it arises. The Group immediately recognises impairment losses for all interest accrued on impaired loans.

(i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are those that the Group principally holds for the purpose of short-term profit taking. Subsequent to initial recognition (at which date available-for-sale financial assets are stated at cost), all available-for-sale financial assets are measured at fair value. Financial gains or losses on financial assets are recognised in net profit or loss for the period.

(j) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories of financial assets. Subsequent to initial recognition (at which date available-for-sale financial assets are stated at cost), all available-for-sale financial assets are measured at fair value. Unrealised gains or losses of available-for-sale financial assets are recognised in equity. For interest-bearing financial assets interest is calculated using the effective interest method and is recognised in the income statement.

(Summary of significant accounting policies continued)

(k) Derecognition of financial instruments

The derecognition of a financial instrument takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

(l) Foreign currency

Functional and presentation currency for Agora SA, its subsidiaries and associates is Polish zloty. Foreign currency transactions are translated at the foreign exchange rates prevailing at the date of the transactions using:

- the purchase or selling rate of the bank whose services are used by the Group – in case of foreign currency sales or purchase transactions, as well as of the debt or liability payment transactions,
- the average rate specified for a given currency by the National Bank of Poland as on the transaction date, unless a customs declarations or other document binding for the Group indicates other rate – in case of other transactions.

Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated income statement. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to PLN at the foreign exchange rate set by the National Bank of Poland ruling for that date.

(m) Receivables

Trade and other receivables are stated at amortised cost less impairment losses. The Group recognises impairment losses for receivables in dispute and doubtful debts. The losses are charged to operating or financial costs depending on the nature of the amount that was provided for.

(n) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimate of the selling price in the ordinary course of business, less VAT, discounts and the costs of completion and selling expenses.

Cost is determined by specific identification of their individual costs for paints and paper and by the first-in, first-out (FIFO) method for other materials, goods for resale and finished goods.

(o) Equity

(i) Share capital

The share capital of the parent company is also the share capital of the Group and is presented at the nominal value of registered stock, in accordance with the parent company's statute and commercial registration.

(ii) Treasury shares purchased for their redemption.

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Repurchased shares are classified as treasury shares and presented as a deduction from total equity.

(iii) Share premium

The share premium is a capital reserve arising on the Group's initial public offering ("IPO") during 1999 and is presented net of the IPO costs, decreased by the tax shield on the costs.

(iv) Retained earnings and other reserves

Retained earnings represent accumulated net profits / losses. Other reserve includes mainly the equivalent of costs of share-based payments recognised in accordance with IFRS 2.

(Summary of significant accounting policies continued)

(p) Income taxes and deferred income taxes

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax expense is calculated according to tax regulations.

Deferred income tax is provided, using the balance sheet liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, and for tax losses carried forward, except for:

(i) the initial recognition of assets or liabilities that in a transaction which is not a business combination and at the time of the transaction affect neither accounting nor taxable profit and

(ii) differences relating to investments in subsidiaries and associates to the extent the parent is able to control the timing of the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future.

The principal temporary differences arise on depreciation of property, plant and equipment and various transactions not considered to be taxable or tax-deductible until settlement. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. At each balance sheet date deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(q) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and the amount of the obligation can be measured with sufficient reliability. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.
A provision for restructuring is recognised when the Group has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating costs are not provided for.

(r) Retirement severance provision

The Group makes contributions to the Government's retirement benefit scheme. The state plan is funded on a pay-as-you-go basis, i.e. the Group is obliged to pay the contributions as they fall due and if the Group ceases to employ members of the state plan, it will have no obligation to pay any additional benefits. The state plan is defined contribution plan. The expense for the contributions is charged to the income statement in the period to which they relate.

Employees of the Group are entitled to retirement severance payment which is paid out on the non-recurrent basis at the moment of retiring. The amount of payment is defined in the labour law. The Group does not exclude assets that might serve in the future as a source of settling liabilities resulting from retirement payments. The Group creates provision for future liabilities in order to allocate costs to the periods they relate to. The Group's obligation in respect of retirement severance provision is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The amount of the liability is calculated by actuary and is based on forecasted individual's entitlements method.

(Summary of significant accounting policies continued)

(s) Interest-bearing borrowings

Borrowings are recognised initially in the amount of fair value of proceeds received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost using the effective yield method.

(t) Grants from the disabled fund

The Group's subsidiary (AMS SA) receives grants from the state to fund acquisition of fixed assets, which are recognised in the balance sheet initially as deferred income when there is reasonable assurance that they will be received and that the Group will comply with the conditions attaching thereto (related to employment of disabled persons). The grants are recognised in the income statement as other operating revenues on a systematic basis over the useful life of the respective assets.

(u) Trade and other payables

Trade and other payables are stated at their cost.

(v) Revenue recognition

Sales revenue comprises revenue earned (net of value added tax (VAT), returns, discounts and allowances) from the provision of services or goods to third parties.

(i) Sale of goods

Revenues are recognised when the conditions of sale have been met, no significant uncertainties remain regarding the acceptance of the goods (significant risk and rewards of ownership have been transferred to the buyer) and the amount can be measured reliably.

(ii) Sale of services

Revenue from sales of advertising services is recognized as services are provided.

(iii) Interest income

Revenue is recognised as the interest accrues (using the effective interest method).

(iv) Dividend income

Dividend income is recognised when the right to receive payment is established.

(w) Segment reporting

Segment reporting is based on business-segment format. A business segment is a distinguishable component of the Group that is engaged in providing products or services, which is subject to risks and rewards that are different from those of other segments.

The Group operates exclusively in Poland and all its assets are located in Poland. The Group is not segmented geographically.

(Summary of significant accounting policies continued)

(x) Impairment losses

The carrying amount of the Group's assets, other than inventories (see accounting policy n), and deferred tax assets (see accounting policy p) for which other procedures should be applied, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amount is estimated (the higher of net selling price and value in use). The value in use is assumed to be a present value of discounted future economic benefits which will be generated by the assets.

An impairment loss is recognized whenever the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

At each balance sheet date the Group reviews recognised impairment losses whether there is any indication showing that some of the recognised impairment losses should be reversed. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised. Reversal on an impairment loss is recognised in the income statement.

An impairment loss for goodwill is not reversed.

(y) Operating lease payments

Leases which do not transfer substantially all the risks and rewards incidental to ownership are classified as operating leases. Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense.

(z) Borrowing costs

Interest and other costs of borrowing are recorded in the income statement in the period to which they relate, unless directly related to investments in qualifying items of property, plant and equipment, in which case they are capitalised.

(aa) Share-based payments

In Agora Group the share incentive plans fueled by Agora SA's shares are run. These plans fall within the scope of IFRS 2 "Share-based Payment" which came into force from 1 January 2005.

Eligible employees are entitled to purchase investment certificates in closed end mutual fund. The fair value of certificates is determined by applying valuation model, which takes into consideration such variables as: market value of Agora's shares, specific characteristics and running costs of the fund as well as the kind of shares and rights associated with the certificates. The fair value of certificates is included in staff cost with corresponding increase in equity.

The fair value of certificates is established as at the grant date and posted to the income statement from the month following the month in which certificates are purchased. The costs are recognized over the vesting period.

According to transitional provisions of IFRS 2, the standard should be applied to equity instruments that were granted after 7 November 2002 and had not yet vested at 1 January 2005. As all restricted stock was granted to employees either before 7 November 2002 or was vested before 1 January 2005, the Standard does not apply to the Group incentive plan valid until 2004. Consequently, the fair value of the shares granted by the end of 2004 is not reflected in the accompanied financial statements and will not affect the Group's accounts in the future.

(all amounts in PLN thousands unless otherwise indicated) translation only

(Summary of significant accounting policies continued)

(ab) Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

(ac) Related parties

For the purposes of these financial statements, related parties comprise significant shareholders, non-consolidated subsidiaries, associated undertakings, members of the Management and Supervisory Boards of the Group entities and their immediate family, and entities under their control.

(ad) Accounting for tax exemption in Special Economic Zone (SEZ)

The Group's subsidiary (Agora Poligrafia Sp. z o.o.) operates in a Special Economic Zone. Income from activities in SEZ is exempt from taxation up to the amount defined by SEZ regulations. The tax exemption is recognised in the Group's income statement in the period to which it relates. Future tax benefits relating to tax exemption are treated as an investment relief and recognised, by analogy, based on the provisions of IAS 12, as deferred tax assets (as described in point p).

(ae) New accounting standards and interpretations of International Financial Reporting Interpretations Committee (IFRIC)

The Company did not early applied new standards and interpretations, which were published and endorsed by the European Union or which will be endorsed in the nearest future and which become effective after the balance sheet date.

1) Amendments to IAS 1 - Presentation of Financial Statements Capital Disclosures (effective from annual periods beginning on or after 1 January 2007)

The amendment complements the release of IFRS 7 "Financial Instruments: Disclosures" and introduces requirements to disclose:

- the entity's objectives, policies and processes for managing capital,
- quantitative data about what the entity regards as capital,
- whether the entity has complied with any capital requirements; and
- if it has not complied, the consequences of such non-compliance.

The Group will follow the new disclosure requirements from 1 January 2007.

2) IFRS 7 „Financial Instruments: Disclosures" (effective from annual periods beginning on or after 1 January 2007)

It replaces IAS 30 "Disclosures in the Financial Statements of Banks and Similar Financial Institutions" and some of the requirements in IAS 32 "Financial Instruments: Disclosure and Presentation". The Group will follow the new disclosure requirements.

3) IFRIC 7 "Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies" (effective from annual periods beginning on or after 1 March 2006)

IFRIC 7 provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when that economy was not hyperinflationary in the prior period. This interpretation will not affect the Group's financial statements.

4) IFRIC 8 „Scope of IFRS 2" (effective from annual periods beginning on or after 1 May 2006)

This interpretation clarifies that IFRS 2 "Share-based Payment" applies to arrangements where an entity makes share based payments for apparently nil or inadequate consideration. This interpretation will not affect the Group's financial statements.

5) IFRIC 9 „Reassessment of Embedded Derivatives" (effective from annual periods beginning on or after 1 June 2006)

Interpretation clarifies some issues connected with separation of the financial instruments. This interpretation will not affect the Group's financial statements.

(Summary of significant accounting policies continued)

6) IFRIC 10 „Interim Financial Reporting and Impairment" (effective from annual periods beginning on or after 1 November 2006)

Interpretation clarifies (in accordance with IAS 34 "Interim Financial Reporting" and other standards) when impairment loss in respect of goodwill and other financial assets should be recognised and reversed in the financial statements. The Group will follow new disclosure requirements.

(all amounts in PLN thousands unless otherwise indicated)

3. Intangible assets

	Magazine titles	Goodwill	Licences and patents	Development costs	Other	Total
Cost as at 1 January 2006	86,482	225,347	25,289	41	2,800	339,959
Additions	-	4,414	1,394	-	167	5,975
Acquisitions	-	-	723	-	167	890
Acquisitions through business combinations	-	4,414	140	-	-	4,554
Reclassifications	-	-	4	-	-	4
Other	-	-	527	-	-	527
Disposals	-	(335)	(144)	-	-	(479)
Sale	-	(335)	-	-	-	(335)
Liquidation	-	-	(114)	-	-	(114)
Reclassifications	-	-	(4)	-	-	(4)
Other	-	-	(26)	-	-	(26)
Cost as at 30 June 2006	86,482	229,426	26,539	41	2,967	345,455

(all amounts in PLN thousands unless otherwise indicated) translation only

3. **Intangible assets – cont.**

	Magazine titles	Goodwill	Licences and patents	Development costs	Other	Total
Amortisation and impairment losses as at 1 January 2006	14,944	37,420	11,889	41	2,261	66,555
Amortisation charge for the period	-	-	2,233	-	145	2,378
Acquisitions through business combinations	-	99	41	-	-	140
Sale	-	(42)	-	-	-	(42)
Liquidation	-	-	(114)	-	-	(114)
Other	-	(558)	(13)	-	-	(571)
Amortisation and impairment losses as at 30 June 2006	14,944	36,919	14,036	41	2,406	68,346
Carrying amounts						
As at 1 January 2006	71,538	187,927	13,400	-	539	273,404
As at 30 June 2006	71,538	192,507	12,503	-	561	277,109

(all amounts in PLN thousands unless otherwise indicated)

3. **Intangible assets – cont.**

	Magazine titles	Goodwill	Licences and patents	Development costs	Other	Total
Cost as at 1 January 2005	86,360	222,464	3,360	41	2,789	315,014
Additions	122	9,408	22,517	-	43	32,090
Acquisitions	-	-	4,508	-	33	4,541
Transfer from assets under construction	-	-	11	-	-	11
Acquisitions through business combinations	-	9,408	1,544	-	-	10,952
Reclassifications	-	-	15,461	-	-	15,461
Other	122	-	993	-	10	1,125
Disposals	-	(6,525)	(588)	-	(32)	(7,145)
Liquidation	-	-	(588)	-	-	(588)
Reclassifications	-	-	-	-	(32)	(32)
Removal of fully amortised assets	-	(6,525)	-	-	-	(6,525)
Cost as at 31 December 2005	86,482	225,347	25,289	41	2,800	339,959

(all amounts in PLN thousands unless otherwise indicated)

3. **Intangible assets – cont.**

	Magazine titles	Goodwill	Licences and patents	Development costs	Other	Total
Amortisation and impairment losses as at 1 January 2005	14,181	43,945	1,454	41	1,985	61,606
Amortisation charge for the period	-	-	4,289	-	290	4,579
Impairment losses	641	-	163	-	-	804
Acquisitions through business combinations	-	-	480	-	-	480
Reversal of impairment losses	-	-	(396)	-	-	(396)
Liquidation	-	-	(588)	-	-	(588)
Reclassifications	-	-	6,497	-	(32)	6,465
Other	122	-	(10)	-	18	130
Removal of fully amortised assets	-	(6,525)	-	-	-	(6,525)
Amortisation and impairment losses as at 31 December 2005	14,944	37,420	11,889	41	2,261	66,555
Carrying amounts						
As at 1 January 2005	72,179	178,519	1,906	-	804	253,408
As at 31 December 2005	71,538	187,927	13,400	-	539	273,404

(all amounts in PLN thousands unless otherwise indicated)

3. **Intangible assets – cont.**

	Magazine titles	Goodwill	Licences and patents	Development costs	Other	Total
Cost as at 1 January 2005	86,360	222,464	3,360	41	2,789	315,014
Additions						
Acquisitions	-	-	1,139	-	2	1,141
Acquisitions through business combinations	-	-	143	-	2	145
Reclassifications	-	-	1,014	-	-	1,014
Disposals	-	-	(18)	-	-	(18)
Removal of fully amortised assets	-	(6,525)	-	-	-	(6,525)
	-	(6,525)	-	-	-	(6,525)
Cost as at 30 June 2005	86,360	215,939	4,499	41	2,791	309,630

(all amounts in PLN thousands unless otherwise indicated).

3. **Intangible assets – cont.**

	Magazine titles	Goodwill	Licences and patents	Development costs	*Other*	Total
Amortisation and impairment losses as at 1 January 2005	14,181	43,945	1,454	41	1,985	61,606
Amortisation charge for the period	-	-	239	-	144	383
Acquisitions through business combinations	-	-	198	-	-	198
Removal of fully amortised assets	-	(6,525)	-	-	-	(6,525)
Amortisation and impairment losses as at 30 June 2005	14,181	37,420	1,891	41	2,129	55,662
Carrying amounts						
As at 1 January 2005	72,179	178,519	1,906	-	804	253,408
As at 30 June 2005	72,179	178,519	2,608	-	662	253,968

Amortisation of intangibles is recognised "cost of sales", "selling expenses" and "administrative expenses". Impairment losses are recognised in "other operating expenses" in the income statement. Reversals of impairment losses are recognised in "other operating income" in the income statement.

(all amounts in PLN thousands unless otherwise indicated)

3. **Intangible assets – cont.**

The rights to magazine titles purchased in the amount of PLN 71,538 thousand are pledged as security for loan facility, which is fully described in note 13.

The additions to goodwill resulted from:

	30 June 2006	31 December 2005	30 June 2005
Reclassifications from associates (change of status - to subsidiary)	3,999	3,462	-
Increase of interests in subsidiaries	415	5,946	-
	4,414	9,408	-

(all amounts in PLN thousands unless otherwise indicated)

4. Property, plant and equipment

	Land	Perpetual usufruct of land	Buildings	Plant, machinery and equipment	Vehicles	Other	Assets under construction	Total
Cost as at 1 January 2006	8,825	29,042	374,188	748,013	7,478	95,426	15,421	1,278,393
Additions	-	-	6,085	3,895	522	3,756	11,187	25,445
Acquisitions	-	-	396	2,936	475	340	11,187	15,334
Transfer from assets under construction	-	-	3,314	754	47	3,382	-	7,497
Acquisitions through business combinations	-	-	249	205	-	34	-	488
Reclassifications	-	-	2,126	-	-	-	-	2,126
Disposals	-	-	(1,043)	(5,146)	(203)	(2,970)	(7,496)	(16,858)
Sale	-	-	-	(1,593)	(203)	(73)	-	(1,869)
Liquidation	-	-	(1,043)	(1,425)	-	(2,897)	-	(5,365)
Reclassifications	-	-	-	(2,126)	-	-	-	(2,126)
Transfer from assets under construction	-	-	-	-	-	-	(7,496)	(7,496)
Other	-	-	-	(2)	-	-	-	(2)
Cost as at 30 June 2006	8,825	29,042	379,230	746,762	7,797	96,212	19,112	1,286,980

(all amounts in PLN thousands unless otherwise indicated)

4. Property, plant and equipment – cont.

	Land	Perpetual usufruct of land	Buildings	Plant, machinery and equipment	Vehicles	Other	Assets under construction	Total
Depreciation and impairment losses as at 1 January 2006	-	8,753	84,471	420,801	4,537	76,359	3,328	598,249
Depreciation charge for the period	-	114	8,476	23,780	542	3,392	-	36,304
Acquisitions through business combinations	-	-	6	54	-	34	-	94
Reversal of impairment losses	-	-	(31)	-	-	(178)	(51)	(260)
Sale	-	-	-	(1,516)	(203)	(73)	-	(1,792)
Liquidation	-	-	(454)	(1,405)	-	(2,253)	-	(4,112)
Reclassifications	-	-	1,142	(1,142)	-	-	-	-
Other	-	-	-	(2)	-	-	-	(2)
Depreciation and impairment losses as at 30 June 2006	-	8,867	93,610	440,570	4,876	77,281	3,277	628,481
Carrying amounts								
As at 1 January 2006	8,825	20,289	289,717	327,212	2,941	19,067	12,093	680,144
As at 30 June 2006	8,825	20,175	285,620	306,192	2,921	18,931	15,835	658,499

Following the analysis of depreciation rates carried out in 2005 the economic useful lives of fixed assets (mainly printing facilities and outdoor panels) have been extended. As a result of this change, the depreciation for the first half of 2006 was lower by ca. PLN 7 million than the one had no change in depreciation rates took place.

(all amounts in PLN thousands unless otherwise indicated)

4. Property, plant and equipment – cont.

	Land	Perpetual usefruct of land	Buildings	Plant, machinery and equipment	Vehicles	Other	Assets under construction	Total
Cost as at 1 January 2005	8,825	29,042	367,672	774,142	6,606	95,457	11,884	1,293,628
Additions	-	-	11,350	21,630	1,283	9,127	24,970	68,360
Acquisitions	-	-	2,311	15,135	1,283	980	21,352	41,061
Transfer from assets under construction	-	-	8,983	4,412	-	8,038	-	21,433
Built in-house	-	-	-	20	-	4	-	24
Acquisitions through business combinations	-	-	56	1,998	-	105	-	2,159
Reclassifications	-	-	-	-	-	-	3,618	3,618
Other	-	-	-	65	-	-	-	65
Disposals	-	-	(4,834)	(47,759)	(411)	(9,158)	(21,433)	(83,595)
Sale	-	-	(255)	(3,700)	(293)	(103)	-	(4,351)
Liquidation	-	-	(2,551)	(10,791)	(118)	(8,099)	-	(21,559)
Reclassifications	-	-	-	(15,385)	-	(44)	-	(15,429)
Transfer from assets under construction	-	-	-	-	-	-	(21,433)	(21,433)
Removal of fully depreciated assets	-	-	(2,028)	(14,690)	-	-	-	(16,718)
Other	-	-	-	(3,193)	-	(912)	-	(4,105)
Cost as at 31 December 2005	8,825	29,042	374,188	748,013	7,478	95,426	15,421	1,278,393

(all amounts in PLN thousands unless otherwise indicated)

4. **Property, plant and equipment – cont.**

	Land	Perpetual usufruct of land	Buildings	Plant, machinery and equipment	Vehicles	Other	Assets under construction	Total
Depreciation and impairment losses as at 1 January 2005	-	8,547	71,144	396,985	3,822	70,498	-	550,996
Depreciation charge for the period	-	233	16,344	60,347	1,028	13,913	-	91,865
Impairment losses	-	-	510	-	-	231	-	741
Acquisitions through business combinations	-	-	9	1,816	-	102	-	1,927
Reversal of impairment losses	-	-	-	-	-	(1,437)	(290)	(1,727)
Sale	-	-	-	(3,669)	(278)	(100)	-	(4,047)
Liquidation	-	-	(1,508)	(10,764)	(35)	(6,804)	-	(19,111)
Reclassifications	-	(27)	-	(6,044)	-	(44)	3,618	(2,497)
Other	-	-	-	(3,180)	-	-	-	(3,180)
Removal of fully depreciated assets	-	-	(2,028)	(14,690)	-	-	-	(16,718)
Depreciation and impairment losses as at 31 December 2005	-	8,753	84,471	420,801	4,537	76,359	3,328	598,249
Carrying amounts								
As at 1 January 2005	8,825	20,495	296,528	377,157	2,784	24,959	11,884	742,632
As at 31 December 2005	8,825	20,289	289,717	327,212	2,941	19,067	12,093	680,144

(all amounts in PLN thousands unless otherwise indicated)

4. Property, plant and equipment – cont.

	Land	Perpetual usufruct of land	Buildings	Plant, machinery and equipment	Vehicles	Other	Assets under construction	Total
Cost as at 1 January 2005	8,825	29,042	367,672	774,142	6,606	95,457	11,884	1,293,628
Additions	-	-	2,211	6,100	548	1,868	4,441	15,168
Acquisitions	-	-	49	4,168	548	177	4,441	9,383
Transfer from assets under construction	-	-	2,106	235	-	1,686	-	4,027
Built in-house	-	-	-	20	-	4	-	24
Acquisitions through business combinations	-	-	56	1,597	-	45	-	1,698
Reclassifications	-	-	-	44	-	(44)	-	-
Other	-	-	-	36	-	-	-	36
Disposals	-	-	(2,684)	(18,846)	(312)	(4,121)	(4,027)	(29,990)
Sale	-	-	-	(75)	(194)	(89)	-	(358)
Liquidation	-	-	(656)	(4,081)	(118)	(4,032)	-	(8,887)
Transfer from assets under construction	-	-	-	-	-	-	(4,027)	(4,027)
Removal of fully depreciated assets	-	-	(2,028)	(14,690)	-	-	-	(16,718)
Cost as at 30 June 2005	8,825	29,042	367,199	761,396	6,842	93,204	12,298	1,278,806

(all amounts in PLN thousands unless otherwise indicated)

Property, plant and equipment – cont.

	Land	Perpetual usufruct of land	Buildings	Plant, machinery and equipment	Vehicles	Other	Assets under construction	Total
Depreciation and impairment losses as at 1 January 2005	-	8,547	71,144	396,985	3,822	70,498	-	550,996
Depreciation charge for the period	-	114	8,022	31,693	520	6,881	-	47,230
Impairment losses	-	-	-	(378)	-	(1,067)	-	(1,445)
Acquisitions through business combinations	-	-	8	1,519	-	43	-	1,570
Sale	-	-	-	(51)	(179)	(86)	-	(316)
Liquidation	-	-	(391)	(4,069)	(36)	(3,399)	-	(7,895)
Reclassifications	-	(27)	-	71	-	(44)	-	-
Other	-	-	-	372	-	-	-	372
Removal of fully depreciated assets	-	-	(2,028)	(14,690)	-	-	-	(16,718)
Depreciation and impairment losses as at 30 June 2005	-	8,634	76,755	411,452	4,127	72,826	-	573,794
Carrying amounts								
As at 1 January 2005	8,825	20,495	296,528	377,157	2,784	24,959	11,884	742,632
As at 30 June 2005	8,825	20,408	290,444	349,944	2,715	20,378	12,298	705,012

All assets included above are owned by the Group.

Depreciation of property, plant and equipment is recognised "cost of sales", "selling expenses" and "administrative expenses". Impairment losses are recognised in "other operating expenses" in the income statement. Reversals of impairment losses are recognised in "other operating income" in the income statement.

(all amounts in PLN thousands unless otherwise indicated) translation only

4. Property, plant and equipment – cont.

The following property, plant and equipment with its respective net book values as at 30 June 2006 is pledged as security for a PLN 500 million loan facility (drawn up to PLN 139,480 thousand).

No.	Assets	Net book value at 30 June 2006
1	Perpetual usufruct	7,000
2	Land	8,604
3	Buildings	283,216
4	Plant, machinery and equipment	114,502
	Total	413,322

The Group is also an owner of fixed assets in the amount of PLN 2,095 thousand pledged for the short-term bank loan described in note 13.

Contractual capital and investment commitments are disclosed in note 34.

5. Investments

Investments include primarily shares in non-consolidated subsidiaries and associates, loans granted to non-consolidated subsidiaries and associates and advances for purchase of shares.

	First half of 2006	2005	First half of 2005
Balance as at beginning of the period	8,630	20,696	20,696
Shares	2,089	3,149	3,149
Loans granted	5,257	14,441	14,441
Additional paid-in capital	1,250	1,200	1,200
Advances for purchase of shares	34	1,460	1,460
Other	-	446	446
Additions	365	2,529	1,687
Shares	34	376	-
- acquisitions	-	224	-
- fair value adjustments	-	152	-
- reclassifications	34	-	-
Loans granted	306	2,030	1,273
- grant of loans	-	431	551
- interests charged	282	957	722
- other	24	642	-
Additional paid-in capital	25	122	51
- payments of paid-in capital	20	50	51
- fair value adjustments	-	52	-
- reclassifications	5	-	-
- other	-	20	-
Advances for purchase of shares	-	1	17

(all amounts in PLN thousands unless otherwise indicated) translation only

	First half of 2006	2005	First half of 2005
- payments of advances	-	1	17
Other	-	-	346
Disposals	(1,398)	(14,595)	(2,082)
Shares	(87)	(1,436)	(1,308)
- sale of shares	-	(1,284)	(1,308)
- other	(87)	(152)	-
Loans granted	(1,227)	(11,214)	(722)
- fair value adjustments	(282)	(4,012)	(722)
- reclassifications	(78)	(439)	-
- other	(867)	(6,763)	-
Additional paid-in capital	(50)	(72)	(52)
- fair value adjustments	-	(20)	(52)
- other	(50)	(52)	-
Advances for purchase of shares	(34)	(1,427)	-
- reclassifications	(34)	-	-
- other	-	(1,427)	-
Other	-	(446)	-
Balance as at end of the period	7,597	8,630	20,301
Shares	2,036	2,089	1,841
Loans granted	4,336	5,257	14,992
Additional paid-in capital	1,225	1,250	1,199
Advances for purchase of shares	-	34	1,477
Other	-	-	792

(all amounts in PLN thousands unless otherwise indicated) translation only

6. Investments in associates

	First half of 2006	2005	First half of 2005
Share in equity of associates	161	139	110
Net goodwill at the end of the period	1,399	3,265	4,958
Total investments in associates	1,560	3,404	5,068

Balance as at beginning of the period	3,404	5,180	5,180
Additions	77	238	-
Share in net results	77	238	-
Disposals	(1,921)	(2,014)	(112)
Share in net losses	-	-	(112)
Impairment losses	-	(2,014)	-
Reclassification to subsidiaries	(1,921)	-	-
Balance as at end of the period	1,560	3,404	5,068

The total amount of unrecognised losses of associates amount to PLN 41 thousand (31 December 2005: PLN 494 thousand, 30 June 2005: PLN 1,139 thousand). There are no legal or constructive obligations in respect of these losses.

A listing of associates of the Group is set out in Note 37.

7. Inventories

	30 June 2006	31 December 2005	30 June 2005
Raw materials and consumables	15,410	17,553	10,940
Work in progress	-	11	-
Goods for resale	1,022	1,266	1,323
	16,432	18,830	12,263
Impairment losses recognised	7,801	4,419	2,271
Total inventories, gross	24,233	23,249	14,534

The cost of inventories recognised as an expense amounted to PLN 122,344 thousand (the first half of 2005: PLN 144,491 thousand) and is presented in "cost of sales" in the income statement.

Impairment losses and reversals of impairment losses are recognised in "cost of sales" in the income statement.

(all amounts in PLN thousands unless otherwise indicated)

8. Accounts receivable and prepayments

	30 June 2006	31 December 2005	30 June 2005
Trade receivables (net of impairment losses)	169,878	177,462	166,641
Taxes, social security and similar	3,720	10,130	3,218
Prepayments and accrued income	14,299	9,922	10,161
Other	14,373	11,678	20,026
	202,270	209,192	200,046
Impairment losses recognised	32,189	35,565	42,044
Total accounts receivable and prepayments, gross	234,459	244,757	242,090

Other receivables include loans granted to employees from the Group's social fund of PLN 11,159 thousand (31 December 2005: PLN 9,983 thousand, 30 June 2005: PLN 11,458 thousand). Loans are granted for periods up to 5 years and are repayable in monthly instalments. Loans granted bear a fixed interest rate of 2% (till 31 December 2005 – 3%).

Trade receivables are non-interest bearing and payment terms vary from 7 to 30 days. Tax and social security receivables are non-interest bearing.

Impairment losses are recognised in "other operating expenses" in the income statement. Reversals of impairment losses are recognised in "other operating income" in the income statement.

9. Short-term securities and other financial assets

	30 June 2006	31 December 2005	30 June 2005
Certificates in investment funds	95,076	73,145	67,439
Loans granted	261	715	246
Short-term debt securities	1,486	1,507	1,467
Other	133	130	2,332
	96,956	75,497	71,484

10. Cash and cash equivalents

	30 June 2006	31 December 2005	30 June 2005
Cash at bank and in hand	64,124	130,201	72,313
Short-term bank deposits	154,479	59,346	84,272
Buy-sell back treasury bonds	-	-	114,984
Other	92	109	10
	218,695	189,656	271,579

Included in cash and cash equivalents is cash in the amount PLN 8,931 thousand representing cash held on behalf of the Group's social fund (31 December 2005: PLN 8,691 thousand; 30 June 2005: PLN 6,459 thousand).

(all amounts in PLN thousands unless otherwise indicated) translation only

11. Share capital

Registered share capital

Series	Type of shares	Type of preference	Amount of shares	Par value	Origin of capital
A	preference	voting	4,281,600	4,282	conversion
B	ordinary	none	39,108,900	39,109	conversion
C	ordinary	none	750,000	750	conversion
D	ordinary	none	2,267,025	2,267	issued
E	ordinary	none	9,000,000	9,000	issued
F	ordinary	none	1,350,000	1,350	issued
			56,757,525	56,758	

The nominal value of each share amounts to PLN 1.

The number of shares has not changed in the first half of 2006 and in 2005.

Each Registered A share carries five votes at general meetings.

All issued shares are fully paid.

The total authorised capital amounts to PLN 42,568,143.

As a result of share buy-back programme the Group is the owner of 1,779,990 of Agora's own shares.

The restatement of equity due to hyperinflation

According to IAS 29 "Financial Reporting in Hyperinflationary Economies", the Polish economy was regarded as hyperinflationary up to 1996.

IAS 29 requires the share capital of the Company to be restated by applying the general price index.

Retrospective application of IAS 29 with regard to equity would result in an increase of share capital of the Company with corresponding decrease of retained earnings by the same amount.

Consequently, the restatement of equity due to hyperinflation does not affect the value of equity of the Company, only the structure of the equity is affected.

Polish regulations, commercial code in particular, do not rule the way how this type of adjustment should be carried out (especially adjustments to equity of companies).

Consequently, due to lack of impact on equity of the Company following the hyperinflationary adjustment and lack of regulations in polish law, the Company did not post any adjustment to equity as a consequence of IAS 29 application.

(all amounts in PLN thousands unless otherwise indicated)

12. Retained earnings and other reserves

Dividends

Retained earnings may be distributed subject to certain minimum capital maintenance restrictions, stipulated in the commercial companies' code and according to dividend policy announced by the Company.

Frame dividend policy announced by the Company on 14 February of 2005 provides for return of excess cash to shareholders through annual dividend in the amount of PLN 0.5 per share and – if the situation warrants – share repurchases (with cancellation).

On 26 June 2006, Annual General Meeting of Shareholders (AGM) accepted Agora's Management Board recommendation regarding distribution of the Company's net profit for fiscal year 2005. According to resolutions adopted by the AGM, the Company paid a dividend in the amount of PLN 0.50 per share from 2005 profit. Payment of dividend took place on 5 September 2006. The share repurchase program finished in 2005. Since the commencement of the program, a total of 1,779,990 of Company's shares with the nominal value of PLN 1 each was repurchased. On 26 June 2006 Annual General Meeting of Shareholders decided about the cancellation of the repurchased shares. The resolution has not been registered by National Court Register.

13. Interest bearing loans and borrowings and short-term borrowings

	30 June 2006	31 December 2005	30 June 2005
Long term bank loans	122,045	139,480	139,480
Long term loans	767	1,162	1,326
Total long term borrowings	122,812	140,642	140,806
Short term bank loans	17,435	1	-
Short term loans	275	-	4,539
Total short term borrowings	17,710	1	4,539

(all amounts in PLN thousands unless otherwise indicated)

Creditor	Amount of loan acc. to agreement	Outstanding		Interest	Repayment schedule	Collaterals	Other
		30 June 2006	31 December 2005				
Long term							
Bank Pekao SA	500,000	122,045	139,480	WIBOR 1M or 3M + margin	quarterly from 31 March 2007 to 31 December 2010	guarantee of Agora Poligrafia Sp. z o.o., mortgages, pledges on fixed assets and insurance policies, pledges on Company's bank accounts, pledges on trademarks or future trademarks relating to Agora's magazines, transfer of copyrights and transfer of rights from selected agreements relating to magazines	bank loan granted to Agora SA
Grupa Wydawnicza Infor Sp. z o.o.	779	570	970	n/a	1 July 2007	none	loan granted to Inforadio Sp. z o.o.
BOR Sp. z o.o.	176	197	192	WIBOR 1Y+ margin	1 July 2007	none	loan granted to Multimedia Plus Sp. z o.o.
Polityka Spoldzielnia Pracy (1)	14,365	19,221	18,269	WIBOR 1Y+ margin, WIBOR 6M+ margin, LIBOR + margin	1 January 2008	none	loan granted to Inforadio Sp. z o.o.

(all amounts in PLN thousands unless otherwise indicated)

Creditor	Amount of loan acc. to agreement	Outstanding		Interest	Repayment schedule	Collaterals	Other
		30 June 2006	31 December 2005				
Short term							
Bank Peako SA	500,000	17,435	-	WIBOR 1M or 3M + margin	quarterly from 31 March 2007 to 31 December 2010	guarantee of Agora Poligrafia Sp. z o.o., mortgages, pledges on fixed assets and insurance policies, pledges on Company's bank accounts, pledges on trademarks or future trademarks relating to Agora's magazines, transfer of copyrights and transfer of rights from selected agreements relating to magazines	bank loan granted to Agora SA
Raiffeisen Bank Polska S.A.	5,000	-	1	WIBOR 1W + margin	30 November 2006	transfer of ownership of 54 bus shelters in Wroclaw, 97 bus shelters in Gdynia, 108 in Gdansk; transfer of receivables with turnover constituting 60% of company's turnover. Net value of bus shelters as at 30 June 2006 - PLN 2,095 thousand	bank loan granted to AMS SA
Grupa Wydawnicza Infor Sp. z o.o.	779	275	-	n/a	1 January 2007	none	loan granted to Inforadio Sp. z o.o.

(1) Due to the existence of obligation of minority shareholder to provide additional investments in Inforadio in proportion to shares held, loans received by Inforadio from its minority shareholder are presented net with share of this shareholder in Inforadio's equity.

(all amounts in PLN thousands unless otherwise indicated)

Debt repayment schedule:

	30 June 2006	31 December 2005	30 June 2005
More than 1 and less than 3 years	70,507	70,902	52,420
Between 3 and 5 years	52,305	69,740	69,809
More than 5 years	-	-	18,577
Total	122,812	140,642	140,806

14. Deferred income taxes

Recognised deferred tax assets and liabilities

	30 June 2006	31 December 2005	30 June 2005
Deductible temporary differences	169,205	150,274	137,184
Taxable temporary differences	318,211	298,679	277,589

Deferred income taxes are calculated using a rate of 19% (2005: 19%).

Deferred tax assets

	First half of 2006	2005	First half of 2005
Balance as at beginning of the period	28,552	26,410	26,410
Accruals	7,058	4,646	4,646
Financial assets and liabilities	374	-	-
F/x differences	13	130	130
Interests liabilities	125	426	426
Deferred revenues	5,442	3,001	3,001
Provisions	221	257	257
Impairment losses for property, pland and equipment and intangible assets	974	828	828
Impairment losses for financial assets	(14)	-	-
Impairment losses for inventories	505	-	-
Impairment losses for accounts receivable	2,052	-	-
Tax losses	86	6,198	6,198
Special Economic Zone	11,500	10,500	10,500
Other	216	424	424

(all amounts in PLN thousands unless otherwise indicated)

	First half of 2006	2005	translation only First half of 2005
Recognised in the income statement due to origination and reversal of temporary differences and tax loss	3,597	2,566	(345)
Accruals	1,671	2,412	1,531
Financial assets and liabilities	(374)	374	373
F/x differences	(12)	(117)	(130)
Interests liabilities	(123)	(301)	(214)
Deferred revenues	(270)	2,441	2,310
Provisions	23	(36)	(2)
Impairment losses for property, pland and equipment and intangible assets	98	146	(344)
Impairment losses for financial assets	14	(14)	-
Impairment losses for inventories	1,021	505	-
Impairment losses for accounts receivable	(300)	2,052	2,071
Tax losses	372	(5,688)	(6,098)
Special Economic Zone	1,525	1,000	500
Other	(48)	(208)	(342)
Recognised in equity due to origination and reversal of temporary differences and tax loss	-	(424)	-
Tax losses	-	(424)	-
Balance as at end of the period	32,149	28,552	26,065
Accruals	8,729	7,058	6,177
Financial assets and liabilities	-	374	373
F/x differences	1	13	-
Interests liabilities	2	125	212
Deferred revenues	5,172	5,442	5,311
Provisions	244	221	255
Impairment losses for property, pland and equipment and intangible assets	1,072	974	484
Impairment losses for financial-assets	-	(14)	-
Impairment losses for inventories	1,526	505	-
Impairment losses for accounts receivable	1,752	2,052	2,071
Tax losses	458	86	100
Special Economic Zone	13,025	11,500	11,000
Other	168	216	82

(all amounts in PLN thousands unless otherwise indicated) translation only

Deferred tax liabilities

	First half of 2006	2005	First half of 2005
Balance as at beginning of the period	56,749	49,003	49,003
Investment relief	8,115	9,214	9,214
Accelerated depreciation and amortisation	48,030	39,388	39,388
Financial assets and liabilities	596	118	118
Other	8	283	283
Recognised in the income statement due to origination and reversal of temporary differences and tax loss	3,711	7,746	3,739
Investment relief	(419)	(1,099)	(578)
Accelerated depreciation and amortisation	3,873	8,642	3,691
Financial assets and liabilities	151	478	48
F/x differences	-	-	10
Interests liabilities	-	-	197
Other	106	(275)	371
Balance as at end of the period	60,460	56,749	52,742
Investment relief	7,696	8,115	8,636
Accelerated depreciation and amortisation	51,903	48,030	43,079
Financial assets and liabilities	747	596	166
F/x differences	-	-	10
Interests liabilities	-	-	197
Other	114	8	654

(all amounts in PLN thousands unless otherwise indicated) translation only

	30 June 2006	31 December 2005	30 June 2005
Deferred tax assets:			
Long term	13,218	10,912	11,739
Short term	18,931	17,640	14,326
	32,149	28,552	26,065
Deferred tax liabilities:			
Long term	59,156	55,274	50,577
Short term	1,304	1,475	2,165
	60,460	56,749	52,742

Unrecognised tax assets

Due to uncertainty about availability of future tax profits (some radio companies) or uncertainty as to realisation for tax purposes the Group did not recognise certain deferred tax assets. The amounts of deductible temporary differences and unused tax losses available together with expiry dates for which a deferred tax asset has not been recognised are shown in the table below:

	30 June 2006	31 December 2005	30 June 2005	Expiry date
Unused tax losses	62,315	49,069	56,918	up to 2010
Impairment allowances for receivables	3,742	5,128	11,580	unlimited
Other deductible temporary differences	40,924	29,690	26,573	unlimited

Increase of unused tax losses is caused by consolidation of new radio companies.

Other deductible temporary differences refer mainly to accrued interests from received loans, impairment losses for other assets and costs incurred which will be tax allowed when paid.

15. Retirement severance provision

According to the Polish employment regulations, employees have the right to retirement severances payments. The amount provided as at 30 June 2006 amounted to PLN 1,362 thousand (31 December 2005: PLN 1,228 thousand, 30 June 2005: PLN 1,425 thousand). In the first half of 2006 costs of retirement severance provison amounted to PLN 133 thousand.

(all amounts in PLN thousands unless otherwise indicated) translation only

16. Provision

	First half of 2006	2005	First half of 2005
Balance as at beginning of the period	4,405	2,586	2,586
Provision for restructuring	801	1,183	1,183
Provision for guarantees	-	20	20
Provision for penalties, interests and similar	515	1,383	1,383
Provision for legal claims	3,089	-	-
Additional provisions	9,791	3,347	3,501
Provision for restructuring	9,650	258	-
Provision for penalties, interests and similar	-	-	1
Provision for legal claims	-	3,089	3,500
Other	141	-	-
Provisions used during the period	(4,830)	(579)	(897)
Provision for restructuring	(4,830)	(541)	(691)
Provision for penalties, interests and similar	-	(38)	(206)
Unused provisions reversed	(2,558)	(949)	(148)
Provision for restructuring	(131)	(99)	(128)
Provision for guarantees	-	(20)	(20)
Provision for penalties, interests and similar	(48)	(830)	-
Provision for legal claims	(2,379)	-	-
Balance as at end of the period	6,808	4,405	5,042
Provision for restructuring	5,490	801	364
Provision for penalties, interests and similar	467	515	1,178
Provision for legal claims	710	3,089	3,500
Other	141		-
Current part	6,808	4,405	5,042
Provision for restructuring	5,490	801	364
Provision for penalties, interests and similar	467	515	1,178
Provision for legal claims	710	3,089	3,500
Other	141	-	-

(i) Provision for restructuring

Provision for restructuring was recognised for the closure of *Nowy Dzien*.

(all amounts in PLN thousands unless otherwise indicated) translation only

(ii) Provision for penalties, interests and similar

Provision for penalties, interests and similar includes mainly provision for interests on overdue liabilities and VAT.

(iii) Provision for legal claims

The Group is a defendant in court cases. As at 30 June 2006 the Group evaluated the risk of loss and payment of indemnities in those cases. The amount of indemnities was determined based on consultation with Group's lawyers taking into account the present status of those cases and information available.

17. Non-current and current deferred revenues and accruals

	30 June 2006	31 December 2005	30 June 2005
Non-current			
Deferred revenues	141	-	-
- accrual for costs	141	-	-
Deferred revenues	1,503	1,849	2,331
- grants for financing property, plant and equipment	1,502	1,810	2,310
- other	1	39	21
	1,644	1,849	2,331
Current			
Accruals	37,339	35,965	31,040
- holiday leave pay provision	13,251	11,059	9,464
- employee incentive plan	3,693	6,317	5,116
- payroll accrual	2,071	2,027	3,199
- accrual for ZAIKS costs	1,021	819	-
- accrual for costs	17,303	15,743	13,261
Deferred revenues	6,824	6,534	9,020
- grants for financing property, plant and equipment	612	642	797
- prepayments for advertising services and subscribtion	4,589	3,105	5,325
- court costs to be recovered	1,331	1,168	1,338
- other	292	1,619	1,560
	44,163	42,499	40,060

(all amounts in PLN thousands unless otherwise indicated) translation only

18. Accounts payable

	30 June 2006	31 December 2005	30 June 2005
Trade payables	68,628	95,722	57,532
Other taxes and social security	19,114	12,565	19,126
Other	27,222	2,852	29,129
Social Fund	23,077	20,206	20,290
	138,041	131,345	126,077

Trade payables are non-interest bearing and are normally settled within 14 - 21 days. Taxes and social security payables are non-interest bearing and are usually settled monthly.

Other accounts payable include mainly dividend liability.

19. Sales and segment information

(a) Segment information

The Group comprises the following main business segments:

- press and other media,
- outdoor advertising.

The majority of the press and other media segment sales and operating profit are derived from the principal activity of the Group which is copy sales and advertising sales of the *Gazeta Wyborcza* newspaper in Poland. Additionally, the segment also included the magazine business, radio business and internet.

The outdoor advertising segment is represented by the AMS Group.

All Group's assets are located in Poland. Segment information is presented in respect of the Group's business segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income-earning assets and revenue, interest-bearing loans, borrowings and expenses, financial revenue and costs and income tax.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one year.

Inter-segment pricing is set on an arm's length basis.

(all amounts in PLN thousands unless otherwise indicated)

(a) Segment information, continued

	Six months ended 30 June 2006				Six months ended 30 June 2005			
	Press and other media	Outdoor	Consolidation eliminations	Consolidated	Press and other media	Outdoor	Consolidation eliminations	Consolidated
Revenue from external sales	524,324	64,796	-	589,120	552,635	63,314	-	615,949
Revenue from inter-segment sales	472	29,573	(30,045)	-	472	22,821	(23,293)	-
Total revenue	524,796	94,369	(30,045)	589,120	553,107	86,135	(23,293)	615,949
Costs of revenue from external customers	(536,317)	(39,705)	-	(576,022)	(465,487)	(42,531)	-	(508,018)
Costs of revenue from internal customers	(462)	(23,775)	24,237	-	(387)	(20,529)	20,916	-
Total operating costs	(536,779)	(63,480)	24,237	(576,022)	(465,874)	(63,060)	20,916	(508,018)
Operating profit - segment result	(11,983)	30,889	(5,808)	13,098	87,233	23,075	(2,377)	107,931
Net financial revenue and costs				2,003				3,330
Share of results of associates				77				(112)
Income tax expense				(5,995)				(19,290)
Net profit				9,183				91,859

(all amounts in PLN thousands unless otherwise indicated)

(a) Segment information, continued

	Six months ended 30 June 2006				Six months ended 30 June 2005			
	Press and other media	Outdoor	Consolidation eliminations	Consolidated	Press and other media	Outdoor	Consolidation eliminations	Consolidated
Assets	1,204,970	271,241	-	1,476,211	1,270,459	250,160	-	1,520,619
Investments in associates				1,560				5,068
Unallocated assets				44,734				46,385
Total assets				1,522,505				1,572,072
Liabilities	150,177	41,448	-	191,625	139,787	29,870	-	169,657
Unallocated liabilities				202,282				200,481
Total liabilities				393,907				370,138
Capital expenditure	(5,346)	(9,424)	-	(14,770)	(5,100)	(5,300)	-	(10,400)
Depreciation and amortisation	(32,830)	(5,852)	-	(38,682)	(38,758)	(8,855)	-	(47,613)
Impairment losses	(6,247)	(377)	-	(6,624)	(5,711)	(1,060)	-	(6,771)
Reversals of impairment losses	4,811	829	-	5,640	6,116	1,091	(67)	7,140
Share-based payment	20,137	985	-	21,122	-	-	-	-

Impairment losses recognised relate mainly to impairment losses for receivables in the amount of PLN 6,264 thousand (first half of 2005: PLN 5,845 thousand).

Impairment losses reversed relate mainly to impairment losses for receivables in the amount of PLN 5,426 thousand (first half of 2005: PLN 6,225 thousand).

(all amounts in PLN thousands unless otherwise indicated)

(b) Sales information

	First half of 2006	First half of 2005
Sales of advertising services	372,034	349,928
Sales of newspapers and magazine	99,788	119,723
Sales of goods for resale	78,735	111,649
Other sales	38,563	34,649
	589,120	615,949

Included in sales of advertising services are barter sales of PLN 19,843 thousand (for the first half of 2005: PLN 15,408 thousand).

20. Expenses by nature

	First half of 2006	First half of 2005
Depreciation of property, plant and equipment (note 4)	36,304	47,230
Amortisation of intangibles excluding goodwill (note 3)	2,378	383
Raw materials, energy and consumables	133,759	153,976
Advertising and promotion costs	103,848	66,155
Property operating lease rentals	4,308	4,510
Outdoor location lease rentals	22,167	24,134
Taxes and similar charges	3,025	4,581
Other external services rendered	114,480	93,142
Staff costs (note 23)	153,616	114,352
Total expenses by nature	573,885	508,463
Cost of production for in-house use	(383)	(452)
Total operating expenses	573,502	508,011
Selling expenses (negative figure)	(160,927)	(117,944)
Administrative expenses (negative figure)	(65,733)	(55,250)
Cost of sales	346,842	334,817

(all amounts in PLN thousands unless otherwise indicated) translation only

21. Other operating income

	First half of 2006	First half of 2005
Gain on disposal of non-financial non-current assets	150	41
Grants received	156	56
Reversal of impairment losses for receivables	5,426	6,225
Reversal of write-downs for inventories	-	79
Reversal of provision for restructuring	131	126
Reversal of impairment losses for non-financial non-current assets	171	876
Reversal of other provisions	43	4
Donations received	50	820
Liabilities written off	253	37
Straight-line settlement of deferred grant revenue relating to property, plant and equipment financed from the disabled fund and donations from disabled fund	654	1,036
Reversal of provision for legal claims	2,379	-
Other	524	2,119
	9,937	11,419

The reversal of impairment losses for receivables results from repayment of receivables, which were previously classified as doubtful.

22. Other operating expenses

	First half of 2006	First half of 2005
Impairment losses recognised for receivables	6,264	5,845
Impairment losses recognised for non-financial non-current assets	-	787
Impairment losses recognised for inventories	-	172
Donations	450	207
Provisions recognised	5,052	3,500
Other	691	915
	12,457	11,426

Impairment losses for receivables relate to receivables classified as doubtful.

(all amounts in PLN thousands unless otherwise indicated)

23. Staff costs

	First half of 2006	First half of 2005
Wages and salaries	108,861	93,581
Social security costs	23,633	20,771
Share-based payments	21,122	-
	153,616	114,352
Average number of persons employed	3,659	3,355

The headcount figure include employees of the companies consolidated using the full consolidation method (see note 37).

24. Management Board and Supervisory Board remuneration

Renumeration of Management Board and Supervisiory Board members of Agora SA:

	First half of 2006	First half of 2005
Management Board	1,372	1,431
Supervisory Board	198	121

Management Board and Supervisiory Board members did not receive any renumeration from subsidiaries and associate companies.

Total compensation paid to the management of associates and subsidiaries:

	First half of 2006	First half of 2005
In consolidated companies and in companies valued using the equity method		
Management Board members	3,540	2,819
Supervisory Board members	224	175
In companies excluded from consolidation		
Management Board members	37	60
Supervisory Board members	-	-

25. Share-based payments

In Agora Group the share incentive plans fueled by Agora's shares are run. These plans fall within the scope of IFRS 2 "Share-based Payment" which came into force from 1 January 2005.

During periods covered by these financial statements, the following incentive plans were carried out in the Group:

A. Incentive plan based on investment certificates

B. Employee Stock Purchase Plan and Stock Incentive Plan for management (carried out until the end of 2004)

A. Incentive plan based on investment certificates

Eligible employees participate in an incentive plan based on investment certificates in Participatory Closed Mutual Fund (PCMF), managed by Skarbiec Towarzystwo Funduszy Inwestycyjnych SA.

(all amounts in PLN thousands unless otherwise indicated) translation only

The number of certificates granted depends on meeting performance criteria, not on market conditions.
The summary of the plan:

a) grant date - date of the resolution of shareholders of Agora Holding Sp. z o.o. on grant of shares – 20 December 2005,

b) month in which certificates are purchased by eligible employees - October 2005,

c) total number of certificates purchased by employees of the Group: 865.2 thousand,

d) vesting date and vesting period:

   a. 25 June 2006, 8 months (November 2005 – June 2006) for 359.9 thousand of certificates,

   b. 25 June 2007, 20 months (November 2005 – June 2007) for 505.3 thousand of certificates.

e) vesting conditions: described in incentive plan regulations, specifically the employment in Group companies as at the vesting date,

f) during the vesting period Agora Holding Sp. z o.o. has a irrevocable, unconditional right to buy back certificates for purchase price,

g) purchase price of each certificate is PLN 1,

h) type of the plan: equity settled.

The fair value of certificates is determined by applying valuation model, which takes into consideration such variables as: market value of Agora's shares, specific characteristics and running costs of the fund as well as the kind of shares and rights associated with the certificates. Consequently, the discount factor was established at the level of 23.6% (detailed description of the valuation model is disclosed below).

The fair value of certificates is established as at the grant date and posted to the income statement from the month following the month in which certificates are purchased. The costs are recognized over the vesting period.

Historical ratio of forfeited certificates (FR ratio, described below) adjusts the number of certificates granted included in the calculation of incentive plan cost (due to non-compliance with conditions attached to the scheme - obligation to work in the Group, in particular).

The fair value of investment certificates and the total cost of the Group as at the grant date was determined using the following formula:
FMV = (B-S@grant date) x (1-CD),
Cost = FMV x IC x (1-FR)
where:

1. FMV - fair market value of certificate as at the grant date,

2. B-S@grant date - the value of certificates as at the grant date, calculated using Black - Scholes model (B-S), with following assumptions:

   a. the value of certificates as at the grant date was determined as weighted average of 6 month and 18 month European call option for Agora's shares as at that date for certificates vesting on 25 June 2006 and 25 June 2007 respectively,

b. parameters of B-S model:

Market value of base instrument (Agora' share)	PLN	69.5
Volatility of 6 month option	%	17%
Volatility of 18 month option	%	29%
Exercise price of the option	PLN	1.0
Risk-free rate	%	4.4%
6 month option value	PLN	68.5
18 month option value	PLN	68.6

3. CD - discount for closed mutual fund, representing:
   a. valuation of closed funds assets,
   b. rights of owners of PCMF certificates,
   c. PCMF's running costs.
4. IC - total number of certificates in PCMF purchased by employees,
5. FR - factor which adjusts the number of certificates by the historic percentage of forfeited shares by employees which did not fulfil vesting conditions in past schemes,
6. the valuation calculation:

B-S@grant date	PLN	68.5
CD	%	23.6%
Market value of certificates as at grant date	PLN	52.4
FR	%	3.0%
IC	in thousand	865.2
Total cost	PLN million	43.9

The impact of share-based payments on the financial statements of the Group:

	First half of 2006	2005	First half of 2005
Income statement – staff costs	21,122	7,121	-
Equity	21,122	7,121	-

The impact on the financial statements of the Group described above, result exclusively from recognition of costs in the first half of 2006 (and in 2005, accordingly) of the plans carried out in 2005.

The table below shows the number of certificates purchased by the employees of the Group in incentive scheme (in thousands of certificates, including certificates purchased by the Management Board of Agora SA):

	First half of 2006	2005	First half of 2005
At the beginning of the period	865.2	-	-
Granted	-	865.2	-
Forfeited	(11.2)	-	-
Vested	(354.3)	-	-
At the end of the period	499.7	865.2	-

(all amounts in PLN thousands unless otherwise indicated) translation only

In the first half of 2006 employees of the Group did not acquire investment certificates.

Investment certificates acquired by Management Board of Agora SA in the fourth quarter of 2005 (number of certificates):

	As at 30 June 2006	Acquired in the first half of 2006	As at 31 December 2005	Acquired in 2005
Wanda Rapaczynski	145,321	-	145,321	145,321
Piotr Niemczycki	16,286	-	16,286	16,286
Zbigniew Bak	23,792	-	23,792	23,792
Jarosław Szalinski	14,925	-	14,925	14,925
	200,324	-	200,324	200,324

Vesting date and vesting period for purchased certificates:

a) 25 June 2006, 8 months (November 2005 – June 2006) for 27.5 thousand of certificates,

b) 25 June 2007, 20 months (November 2005 – June 2007) for 172.8 thousand of certificates.

In the first half of 2006 non-cash expense of the investment certificates acquired by Management Board in the fourth quarter of 2005 recognized according to IFRS 2 amounted to PLN 3,684 thousand.

B – Employee Stock Purchase Plan and Stock Incentive Plan for management (carried out until the end of 2004).

In these plans, Agora Holding Sp. z o.o. sold Agora's shares to eligible employees for fixed price of PLN 1 for each share with following restrictions: they were registered, not admitted for public trade and could not be sold for a period up to 10 years.

During the vesting period Agora Holding Sp. z o.o. has an irrevocable right to buy back shares for PLN 1 in case of non-compliance with share incentive plan regulations by employees (including obligation to work for Group company during the vesting period).

The number of shares granted depended on eligible managers meeting performance criteria (non-market criteria).

The number of shares granted presents the table below (including shares granted to the Management Board of Agora SA):

	First half of 2006	2005	First half of 2005
Balance as at beginning of the period	5,164,378	8,019,343	8,019,343
Granted	-	-	-
Forfeited	(10,881)	(62,570)	(39,853)
Vested	(1,870,391)	(2,792,395)	-
Balance as at end of the period	3,283,106	5,164,378	7,979,490

The shares granted have vesting and selling restrictions (with selling obligation) for the period from 5 to 10 years (up to 2010).

(all amounts in PLN thousands unless otherwise indicated) translation only

The shares not yet vested as at 31 December 2004 were granted before 7 November 2002; consequently they are outside the scope of IFRS 2 (they are not valuated and recognised in the books). As a result they do not affect the results and equity of the Group.

All shares have full dividend and voting rights.

Shares purchased by Management Board of Agora (until 2004)

Agora's shares owned by the Management Board members acquired in accordance with the employee incentive plans as well as following the change of the legal form of the Company for PLN 1.

	As at 30 June 2006	As at 31 December 2005	As at 30 June 2005
Wanda Rapaczynski	1,301,857	1,301,857	1,351,345
Piotr Niemczycki	1,548,372	1,548,372	1,599,372
Zbigniew Bak	130,850	130,850	155,850
Jaroslaw Szalinski	9,218	9,218	9,218

26. Finance income

	First half of 2006	First half of 2005
Interests on loans and similar items	311	634
Other interest and income from short-term financial assets	4,995	3,280
Gain on sale of financial assets	351	5,047
Impairment losses for financial assets	-	723
F/x gains	218	-
Other	8	144
	5,883	9,828

27. Finance cost

	First half of 2006	First half of 2005
Interest on loans payable	3,742	4,795
Other interest	138	135
Impairment losses recognised for financial assets	-	865
F/x losses	-	97
Other	-	606
	3,880	6,498

No interest was capitalised either in the first half of 2006 or in the first half of 2005.

(all amounts in PLN thousands unless otherwise indicated) translation only

28. Income taxes

Income tax recognised in the consolidated income statement

	First half of 2006	First half of 2005
Current tax expense		
Current year	(5,758)	(14,790)
Adjustments for prior periods	(51)	(415)
	(5,809)	(15,205)
Deferred tax expense		
Origination and reversal of temporary differences	(811)	(6,537)
Origination of tax loss	283	
The amount of benefit from a previously unrecognised tax loss and tax credit	22	-
The amount of benefit from a previously unrecognised temporary difference of a prior period	320	2,448
Other	-	4
	(186)	(4,085)
Total tax expense recognised in the income statement	(5,995)	(19,290)

Current tax receivables and liabilities are expected to be recovered or settled within one year.

(all amounts in PLN thousands unless otherwise indicated) translation only

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate ruling in the particular year (19%) as follows:

	First half of 2006	First half of 2005
Profit before tax	15,178	111,149
Tax calculated at a rate of 19% (2005: 19%)	(2,884)	(21,118)
Tax effect of:		
Interests in results of associates	15	(21)
Reversal of impairment losses for receivables	725	1,105
Other non-taxable revenues	1,088	1,523
Share-based payments costs	(4,013)	-
Impairment losses for receivables	(1,099)	(798)
Impairment losses for other assets	(670)	(1,084)
Other non-deductible expenses	(226)	(1,127)
Temporary differences on which deferred tax was not recognised	2,376	2,600
Utilisation of tax losses on which deferred tax was not recognised	28	138
Tax losses on which deferred tax was not recognised	(1,624)	(526)
Recognition of deferred tax on tax losses from previous periods	14	18
Recognition of deferred tax on temporary differences from previous periods	296	-
Other	(21)	-
Tax calculated at an effective rate of 39% (2005: 17%)	(5,995)	(19,290)

29. Tax exemption in Special Economic Zone

The Group's subsidiary (Agora Poligrafia Sp. z o.o.) operates in a Special Economic Zone. Agora Poligrafia Sp. z o.o. was granted the right to tax exemption up to a maximum amount of 75% of capital expenditures incurred since the date of permit for activity in the Special Economic Zone to 31 December 2006 (at 30 June 2006 qualifying capital expenditures amounted to PLN 70,529 thousand). The printing activities conducted in the Special Economic Zone are subject to the tax exemption. As at 30 June 2006 the cumulative taxes not paid amounted to PLN 14,962 thousand (31 December 2005: PLN 13,446 thousand). Utilization of this tax exemption depends on the availability of future taxable income. In accordance with the prudence principle the company recognises the exemption in the period to which it relates.

(all amounts in PLN thousands unless otherwise indicated) translation only

30. Earnings per share

In calculating earnings per share the following variables were used:

a) as numerators – net profits attributable to equity holders of the parent for the respective years,

b) as denominators - the average number of shares issued for 2006 is 54,977,535 (total number of shares issued in the amount of 56,757,525 decreased by the number of shares repurchased in the amount of 1,779,990). The total number of shares for the first half of 2005 amounted to 56,757,525.

There are no dilutive factors as at 30 June 2006 and as at 30 June 2005.

31. Business combinations

- In the current report published on 8 February 2006, the Company informed about purchase of 51.5% shares of Tres Sp. z o.o. (Zlote *Przeboje 101.3 FM*). The purchase price amounted to PLN 2,222 thousand. Agora's share in Tres Sp. z o.o. after the transaction amounts to 100%.

The assets and liabilities arising from the acquisition are as follows:

	Carrying amounts	Recognized values
Intangible assets	99	626
Property, plant and equipment	393	393
Deferred tax assets	92	92
Operating working capital, except cash and cash equivalents	193	193
Cash and cash equivalents	203	203
Interest-bearing loans and borrowings	(1,099)	(1,099)
	(119)	408
Net identifiable assets and liabilities (51.5%)		210
Goodwill on acquisition (1)		2,012
Total consideration		2,222
Purchase consideration settled in cash		2,222
Cash and cash equivalents in subsidiaries acquired		(203)
Cash outflow on acquisition		2,019

(1) Goodwill includes items which cannot be individually separated and reliably measured from the acquiree, due to their nature.

The consolidation of Tres Sp. z o.o. from 1 January 2006 would not materially alter the revenues and profit of the Group for the first half of 2006.

- In the current report published on 17 January 2006, the Company informed about meeting two conditions precedent to the conditional sale agreement of shares in Radio Lokalne Zielona Gora. The detailed information about the agreement was disclosed in the current report published on 3 November 2005. The selling price amounted to PLN 630 thousand.
- In the current report published on 26 April 2006 the Company informed about disposal of shares by Agora in Elita Sp. z o.o., Klakson Sp. z o.o. Twoje Radio Sp. z o.o., City Radio Sp. z o.o. to Grupa Radiowa Agory Sp. z o.o. on the basis of share disposal agreement entered into on 25 April 2006 by Agora and the purchaser of shares - Grupa Radiowa Agory Sp. z o.o.

(all amounts in PLN thousands unless otherwise indicated) translation only

32. Financial risk management

Credit risk

Financial assets which potentially subject the Group to concentration of credit risk consist principally of cash, short-term deposits, short-term financial assets, loans granted and trade receivables.

The Group's cash equivalents are placed with high credit quality financial institutions or with related entities. All investments are made subject to procedures approved by the Management Board.

It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. Credit risk with respect to trade receivables is limited due to the large number of customers comprising the Group's customer base and their dispersion across different industries. Accordingly, the Group has no significant concentration of credit risk.

Foreign currency risk

Foreign exchange risk is related to purchases of newsprint which is contracted in EURO, fixed asset purchases and rent of premises which are also partly contracted in foreign currencies, mainly EURO and USD.

Cash and cash equivalents in foreign currency amounted to PLN 5,457 thousand (31 December 2005: PLN 4,306 thousand, 30 June 2005: PLN 3,924 thousand), principally in EURO and USD.

Accounts receivable in foreign currency amounted to PLN 1,951 thousand (31 December 2005: PLN 1,736 thousand, 30 June 2005: PLN 1,475 thousand), principally in EURO.

Accounts payable requiring settlement in foreign currency amounted to PLN 6,952 thousand (31 December 2005: PLN 5,585 thousand, 30 June 2005: PLN 5,175 thousand), payable principally in EURO and USD.

The Company does not hedge against exchange rate risk on a long term basis. From time to time, the Company may still enter into short term forward currency contracts with maturity up to three months.

Interest rate risk

The Group invests in short-term deposits and short-term securities with variable interest rates specific to liquid financial instruments of minimum risk, or other securities paying a premium on redemption. All the deposits and securities mature within one year.

Additionally, the Group has interest bearing bank loans with interest at a floating rate based on WIBOR + margin.

(all amounts in PLN thousands unless otherwise indicated)

33. Information about financial instruments

As at 30 June 2006:

1) General information

	Bank deposits	Short-term financial assets	Debt securities	Loans granted	Loans received
a) Classification	Loans granted	Certificates in investment funds – financial asset at fair value through profit or loss	Available-for-sale financial assets	Loans granted	Financial liability
b) Nature of the instrument	Short-term low risk or risk free investments	Short-term low risk or risk free investments	Debt securities of associates	8 long- and short-term loans	Bank loan Loan
c) Value of the instrument	PLN 154,479 thousand	Certificates in investment funds - PLN 95,076 thousand	PLN 1,486 thousand	PLN 4,597 thousand	Bank loan - PLN 139,480 thousand Loans – PLN 1,042 thousand Loans of subsidiary from minority shareholder - PLN 19,221 thousand
d) Value of the instrument in foreign currency, if applicable	n/a	n/a	n/a	n/a	n/a
e) Purpose of the instrument	Investing of cash surpluses	Investing of cash surpluses	Short-term financing of associates	Financing of associates	Bank loan – investment needs Loans – operating needs
f) Amount on which future payments are based	Total value of deposits	Total value of investments	Face value - PLN 1,544 thousand	Face value	Face value

(all amounts in PLN thousands unless otherwise indicated)

	Bank deposits	Short-term financial assets	Debt securities	Loans granted	Loans received
g) Amount and timing of future cash receipts or payments	Interest depending on maturity	Interest depending on maturity	Discount of PLN 58 thousand	Interest depending on maturity	Interests paid monthly
h) Date of repricing, maturity, expiry or execution	Liquid	Liquid	22 April 2007 and 30 November 2006	According to agreements	Bank loan – instalments paid quarterly from 31 March 2007 to 31 December 2010 Loans – 1 January 2008
i) Early settlement option	Any time	Any time	Any time	Termination of agreements	Possible
j) Execution price or range of prices	Face value plus interests	Face value plus interests	PLN 1,544 thousand	Face value plus interests	Face value plus interests
k) Option to convert or exchange instrument to other asset or liability	None	None	None	None	None
l) Stated rate or amount of interest, dividend or other periodic return and the timing of payments	Floating, WIBOR + margin Timing of payments–maturity	According to valuation of certificates and WIBOR + margin Timing of payments–maturity	5.1% - 6.3%	Most often – WIBOR + margin Timing of payments–instalments or at maturity date	Bank loans – WIBOR + margin Timing of payments–monthly Loans – WIBOR + margin Timing of payments–according to agreements
m) Collateral held or pledged	None	None	None	Majority of loans without collaterals, for other bills of exchange	Bank loans – collateral described in note 13. Loans without collaterals

	Bank deposits	Short-term financial assets	Debt securities	Loans granted	Loans received
n) Above information for the instrument in exchange for	n/a	n/a	n/a	n/a	n/a
o) Other conditions	None	None	None	None	Bank loan – it is repayable within 90 days when the level of 2 out of 3 financial ratios defined in the agreement falls outside levels set in the agreement.
p) Type of risk associated with the instrument	Interest rate, credit risk of financial institution	Interest rate, credit risk of financial institution	Interest rate, credit risk of associates	Interest rate, credit risk of associates	Interest rate
q) The amount of liabilities from the instruments	None	None	None	None	None
r) Fair value of the instrument	Equal to carrying value	Equal to carrying value	Equal to carrying value	Equal to carrying value	Equal to carrying value
s) Method of fair value determination	Discounted cash flow	Market quotations	Discounted cash flow	Discounted cash flow	Discounted cash flow

Interest rate risk

t) Description of the risk	Low due to floating rate	Low due to floating rate	Low due to change of rate	Low due to floating rate	Low due to floating rate
u) Contractual repricing or maturity date	See point h)	See point h)	See point h)	See point h)	See point h)
w) Effective interest rate	Close to nominal	Close to nominal	Close to nominal	Close to nominal	Close to nominal

Credit risk

	Bank deposits	Short-term financial assets	Debt securities	Loans granted	Loans received
x) Description of the risk	Depending on the creditworthiness of the bank	Depending on the creditworthiness of the financial institution	Depending on the creditworthiness of the associates	Depending on the creditworthiness of the associates	None
y) Maximum credit risk exposure	Amount deposited less amount from BFG	Amount deposited	Amount deposited	Amount deposited	n/a

(all amounts in PLN thousands unless otherwise indicated)

As at 30 June 2005:

1) General information

	Bank deposits	Short-term financial assets	Debt securities	Loans granted	Loans received
a) Classification	Loans granted	Buy-sell back – loans and receivables Certificates in investment funds – financial asset at fair value through profit or loss	Available-for-sale financial assets	Loans granted	Financial liability
b) Nature of the instrument	Short-term low risk or risk free investments	Short-term low risk or risk free investments	Debt securities of associates	9 long- and short-term loans	Bank loan Loan
c) Value of the instrument	PLN 84,272 thousand	Buy-sell-back - PLN 114,984 thousand Certificates in investment funds - PLN 67,439 thousand	PLN 1,467 thousand	PLN 15,238 thousand	Bank loan - PLN 139,480 thousand Loans – PLN 1,326 thousand Loans of subsidiary from minority shareholder - PLN 17,329 thousand
d) Value of the instrument in foreign currency, if applicable	n/a	n/a	n/a	n/a	n/a
e) Purpose of the instrument	Investing of cash surpluses	Investing of cash surpluses	Short-term financing of associates	Financing of associates	Bank loan – investment needs Loans – operating needs
f) Amount on which future payments are based	Total value of deposits	Total value of investments	Face value - PLN 1,555 thousand	Face value	Face value

(all amounts in PLN thousands unless otherwise indicated) translation only

	Bank deposits	Short-term financial assets	Debt securities	Loans granted	Loans received
g) Amount and timing of future cash receipts or payments	Interest depending on maturity	Interest depending on maturity	Discount of PLN 88 thousand	Interest depending on maturity	Interests paid monthly
h) Date of repricing, maturity, expiry or execution	Liquid	Liquid	2 December 2005 and 22 April 2006	According to agreements	Bank loan – instalments paid quarterly from 31 March 2007 to 31 December 2010 Loans – 1 January 2006 / 1 January 2007
i) Early settlement option	Any time	Any time	Any time	Termination of agreements	Possible
j) Execution price or range of prices	Face value plus interests	Face value plus interests	PLN 1,555 thousand	Face value plus interests	Face value plus interests
k) Option to convert or exchange instrument to other asset or liability	None	None	None	None	None
l) Stated rate or amount of interest, dividend or other periodic return and the timing of payments	Floating, WIBOR + margin Timing of payments – maturity	According to valuation of certificates and WIBOR + margin Timing of payments – maturity	6.7% - 8.2%	Most often – WIBOR + margin Timing of payments– instalments or at maturity date	Bank loans – WIBOR + margin Timing of payments– monthly Loans – WIBOR + margin Timing of payments– according to agreements
m) Collateral held or pledged	None	None	None	Majority of loans without collaterals, for other bills of exchange	Bank loans – collateral described in note 13. Loans without collaterals

	Bank deposits	Short-term financial assets	Debt securities	Loans granted	Loans received
n) Above information for the instrument in exchange for	n/a	n/a	n/a	n/a	n/a
o) Other conditions	None	None	None	None	Bank loan – it is repayable within 90 days when the level of 2 out of 3 financial ratios defined in the agreement falls outside levels set in the agreement.
p) Type of risk associated with the instrument	Interest rate, credit risk of financial institution	Interest rate, credit risk of financial institution	Interest rate, credit risk of associates	Interest rate, credit risk of associates	Interest rate
q) The amount of liabilities from the instruments	None	None	None	None	None
r) Fair value of the instrument	Equal to carrying value	Equal to carrying value	Equal to carrying value	Equal to carrying value	Equal to carrying value
s) Method of fair value determination	Discounted cash flow	Market quotations	Discounted cash flow	Discounted cash flow	Discounted cash flow

Interest rate risk

t) Description of the risk	Low due to floating rate	Low due to floating rate	Low due to change of rate	Low due to floating rate	Low due to floating rate
u) Contractual repricing or maturity date	See point h)	See point h)	See point h)	See point h)	See point h)
w) Effective interest rate	Close to nominal	Close to nominal	Close to nominal	Close to nominal	Close to nominal

Credit risk

	Bank deposits	Short-term financial assets	Debt securities	Loans granted	Loans received
x) Description of the risk	Depending on the creditworthiness of the bank	Depending on the creditworthiness of the financial institution	Depending on the creditworthiness of the associates.	Depending on the creditworthiness of the associates	None
y) Maximum credit risk exposure	Amount deposited less amount from BFG	Amount deposited	Amount deposited	Amount deposited	n/a

(all amounts in PLN thousands unless otherwise indicated) translation only

2) Detailed information about financial instruments

	First half of 2006	First half of 2005
Interest income on financial assets		
Bank deposits	3,398	3,088
Short-term financial assets (treasury bills and investment certificates)	1,593	3,751
Loans granted	42	634
Other	3	-
Impairment losses recognised for financial assets		
Loans granted	-	(865)
Other	-	(52)
Interest income accrued on impaired financial assets		
Loans granted	128	-
Interest expense on financial liabilities		
Bank loans	(3,353)	(4,603)
Loans	(459)	(188)

34. Capital and investment commitments

Contractual capital and investment commitments existing at the balance sheet date amounted to PLN 4,659 thousand (31 December 2005: PLN 6,818 thousand, 30 June 2005: PLN 6,449 thousand).

As of 30 June 2006 future capital and investment expenditures budgeted by the Group for the following 12 months amounted to PLN 69,387 thousand (30 June 2005: PLN 59,842 thousand).

35. Contingencies

As of 30 June 2006, the Company had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise, other than those noted below.

Benefiting party	Debtor	Valid till	Amount	Provisions booked
	Guarantees provided by Agora SA			
Bank BPH SA.	BOR Sp. z o.o.	31.05.2007	1,450	-
Pekao SA.	Agora's employees	31.03.2008/ 31.05.2008/ 30.09.2009/	675	-
				-
	Guarantees provided by AMS SA			
Vox Chemia Sp. z o.o.	AMS SA	31.12.2012	1,467	-
PKiN Sp. z o.o.	AMS SA	not specified	200	-
Others	AMS SA	29.12.2006	90	-
			3,882	-

(all amounts in PLN thousands unless otherwise indicated) translation only

Majority of lease agreements for rent of space for advertising panels includes an obligation to remove panels and restore the space to its previous condition. Agreements are usually concluded for finite periods, shorter than the useful life of the panels. Despite provisions of the agreements, the necessity to uninstall the panel will depend on future decisions taken at the end of the lease period. Based on the experience of AMS SA., the majority of the agreements are prolonged without any expenditures on restoration. Taking into account these uncertainties, AMS SA decided to recognize expenditures on restoration when incurred or when the decision to restructure the panels is taken (including restoration). The restoration costs amounted to PLN 184 thousand in the first half of 2006 and PLN 221 thousand in the first half of 2005.

36. Commitments under operating leases

The future minimum lease payments under non-cancellable operating leases are primarily for the lease of outdoor locations for AMS panels, land and buildings and are summarised as follows:

	30 June 2006	31 December 2005	30 June 2005
Within one year	44,989	37,831	41,943
Between one and five years	135,466	111,707	108,756
More then five years	28,011	25,982	22,230
Total	208,466	175,520	172,929

The amounts disclosed above include 22% VAT that the Group will be able to recover.

The majority of lease payments are denominated in PLN.

The total value of minimum lease payments denominated in foreign currencies amounts to EURO 1,561 thousand (31 December 2005: EURO 1,846 thousand, 30 June 2005: EURO 1,151 thousand) and USD 6,540 thousand (31 December 2005: USD 3,360 thousand, 30 June 2005: USD 6,503 thousand) which is equivalent to PLN 27,121 thousand (31 December 2005: PLN 18,085 thousand, 30 June 2005: PLN 26,625 thousand).

A breakdown of the future minimum lease payments under non-cancellable operating leases to be paid by AMS is presented below:

	30 June 2006	31 December 2005	30 June 2005
Within one year	40,649	32,326	37,974
Between one and five years	129,979	104,702	102,414
More then five years	26,651	24,138	21,152
Total	197,279	161,166	161,540

The amount of minimum lease payments recognised in the income statements is shown in Note 20.

(all amounts in PLN thousands unless otherwise indicated)

37. Group companies

Basic information about Group companies:

	Companies consolidated	% of shares held effectively		Assets		Liabilities		Sales		Net result	
		First half of 2006	First half of 2005	First half of 2006	First half of 2005	First half of 2006	First half of 2005	First half of 2006	First half of 2005	First half of 2006	First half of 2005
1	Agora Poligrafia Sp. z o.o., Tychy	100.0%	100.0%	157,085	189,552	103,333	140,592	32,677	26,920	10,769	(4,457)
2	Art Marketing Syndicate SA (AMS), Poznan	100.0%	99.8%	134,141	113,423	42,200	52,436	94,490	86,487	26,032	15,679
3	KKK FM S.A., Wroclaw (1)	100.0%	84.2%	1,778	1,948	1,675	2,066	870	1,649	(5)	(50)
4	Elita Sp. z o.o., Bydgoszcz (1)	100.0%	100.0%	890	915	1,460	1,474	342	534	(34)	(99)
5	Radio Trefl Sp. z o.o., Sopot (1)	99.9%	99.9%	1,381	1,597	488	981	758	1,335	70	104
6	IM 40 Sp. z o.o., Warszawa	72.0%	72.0%	4,826	4,257	1,694	1,740	5,738	5,307	1,609	1,052
7	GRA Sp. z o.o., Warszawa	100.0%	100.0%	73,585	34,837	40,866	13,797	34,570	9,224	(8,497)	(1,836)
8	O'le Sp. z o.o., Opole (1)	100.0%	100.0%	481	566	1,129	1,183	132	291	(44)	(37)
9	Karolina Sp. z o.o., Tychy (1)	100.0%	100.0%	3,782	3,475	819	944	1,490	2,625	291	437
10	CITY Radio Sp. z o.o., Czestochowa (1)	100.0%	100.0%	557	751	3,607	3,575	249	449	(4)	209
11	Radio Na Fali Sp. z o.o., Szczecin (1)	100.0%	100.0%	995	1,113	1,101	1,308	486	1,025	18	191
12	ROM Sp. z o.o., Warszawa (1)	100.0%	100.0%	1,099	904	8,598	7,666	347	86	(624)	(284)
13	Barys Sp. z o.o., Tychy (1)	89.8%	89.8%	467	479	5,422	5,192	-	-	(102)	(134)
14	Agencja Reklamowa Jowisz Sp. z o.o., Jelenia Gora (1)	100.0%	100.0%	131	227	3,052	2,918	13	13	(61)	(95)
15	Radio Pomoze Sp. z o.o., Bydgoszcz (1)	100.0%	100.0%	368	374	1,398	1,182	251	406	(92)	(35)
16	Twoje Radio Sp. z o.o., Walbrzych (1)	100.0%	100.0%	688	607	4,385	3,764	233	359	(276)	(293)
17	Wibor Sp. z o.o., Nowy Sacz (1)	100.0%	100.0%	1,870	2,067	2,365	2,114	613	1,024	(320)	(451)
18	Adpol Sp. z o.o., Warszawa	100.0%	99.8%	5,954	5,631	3,086	3,247	5,497	5,634	1,489	1,496

(all amounts in PLN thousands unless otherwise indicated)

	Companies consolidated	% of shares held effectively		Assets		Liabilities		Sales		Net result	
		First half of 2006	First half of 2005	First half of 2006	First half of 2005	First half of 2006	First half of 2005	First half of 2006	First half of 2005	First half of 2006	First half of 2005
19	Akcent Media Sp. z o.o., Poznan	100.0%	99.8%	2,851	1,744	1,972	1,865	8,018	7,661	414	881
20	Radio Wanda Sp. z o.o., Krakow (1)	100.0%	100.0%	2,389	2,190	2,493	2,872	1,183	1,744	168	297
21	Radio Klakson Sp. z o.o., Wroclaw (1)	100.0%	100.0%	543	802	3,972	3,793	415	956	(310)	(225)
22	Multimedia Plus Sp. z o.o., Srem	76.0%	76.0%	175	136	1,440	1,428	108	108	29	(26)
23	Lokalne Radio w Opolu Sp. z o.o., Opole	100.0%	100.0%	71	77	162	52	-	1	(69)	(4)
24	Inforadio Sp. z o.o., Warszawa	66.1%	66.1%	3,174	2,289	63,520	57,892	2,007	589	(2,308)	(2,974)
25	Regionalne Przedsiebiorstwo Zwiazkowe Sp. z o.o., Tychy	100.0%	49.0%	384	455	8,777	8,480	332	548	(337)	(477)
26	Tres Sp. z o.o., Sieradz	100.0%	48.5%	1,230	1,205	1,287	1,805	781	1,231	37	(62)
27	Agora TC Sp. z o.o., Warszawa	100.0%	100.0%	2,984	9	2,464	1	5,822	-	485	(5)

(1) indirectly, through Grupa Radiowa Agora Sp. z o.o.

	Companies accounted for using the equity method	% of shares held effectively		Assets		Liabilities		Sales		Net result	
		First half of 2006	First half of 2005	First half of 2006	First half of 2005	First half of 2006	First half of 2005	First half of 2006	First half of 2005	First half of 2006	First half of 2005
1	Jan Babczyszyn Radio Jazz FM Sp. z o.o., Poznan	50.0%	50.0%	989	860	666	639	612	612	45	48
2	BOR Sp. z o.o., Poznan	50.1%	50.1%	3,538	2,305	6,243	5,806	5,274	5,088	906	247
3	Radio Mazowsze Sp. z o.o., Lomianki	24.0%	24.0%	286	439	5,021	5,061	28	83	(200)	(202)
4	Bis Media Sp. z o.o., Lublin	49.0%	49.0%	386	551	1,679	1,913	462	932	(97)	(118)

The remaining companies in which Agora SA owns shares (not listed in the tables presented above) are not consolidated as they are immaterial.

(all amounts in PLN thousands unless otherwise indicated)

38. Related-party transactions

Table below presents total investments and the balances with related parties as at the balance sheet date (with comparatives).

	30 June 2006	31 December 2005	30 June 2005
Subsidiaries			
Shares	1,836	1,888	1,694
Non-current loans granted	2	2	-
Current loans granted	101	240	228
Additional paid-in capital	1,225	1,250	1,200
Other non-current financial assets	-	-	74
Trade receivables	360	396	372
Other receivables	-	4	-
Trade liabilities	30	19	672
Associates			
Shares	244	222	164
Current debt securities	1,486	1,507	1,467
Non-current loans granted	1,251	2,196	11,931
Current loans granted	160	475	18
Additional paid-in capital	230	-	-
Other non-current financial assets	-	-	1,403
Trade receivables	761	1,024	1,376
Other receivables	5	6	25
Non-current loans received	197	192	185
Trade liabilities	2,122	1,521	580
Other liabilities	-	206	186
Major shareholder			
Trade receivables	1	13	-
Management Board of Agora SA			
Receivables	-	3	3
Management Board of group companies			
Receivables	277	109	109

(all amounts in PLN thousands unless otherwise indicated)

Table below presents total transactions with related parties in the first half of 2006 (with comparative figures):

	First half of 2006	First half of 2005
Subsidiaries		
Sales	76	9
Purchases	(848)	(1,543)
Interests on loans granted	7	-
Associates		
Sales	1,707	2,709
Purchases	(2,755)	(4,137)
Interests on loans granted	33	634
Interest on loans payable	(5)	(3)
Major shareholder		
Sales	6	7
Other operating revenues	-	-

39. Expiry of radio licences

Agora SA holds an interest in 26 radio companies in Poland. Radio stations operate under licences granted by the National Broadcasting Council (KRRiT). The concessions are granted for periods from 3 to 7 years in exchange for the licence fees payable upfront by a particular station. The fees are set in the licence based on the population in the area covered by particular station.

During the period of the concession the radio stations are, among others, obliged to comply with regulations in the Broadcasting Act, broadcast radio programmes as specified in the application for the concession approved by the National Broadcasting Council as well as provide the National Broadcasting Council with annual financial statements.

The certainty of the future cash flows from the radio business depends, among others, on the decisions of the National Broadcasting Council which may revoke the licence or refuse to renew it for non-compliance with the Broadcasting Act.

(all amounts in PLN thousands unless otherwise indicated) translation only

The breakdown of current year revenues of radio companies, consolidated using the full-consolidation method, according to years when licences will expire is presented below:

The year of the radio licence expiry	Number of radio companies	Revenues for the first half of 2006 (non-group)
2007	1	108
2008	5	-
2009	4	80
2010	4	4,117
2011	2	8
2012	4	23,520
	20	27,833

The breakdown of Agora's share in revenues of radio companies, consolidated using the equity method, according to years when licences will expire is presented below:

The year of the radio licence expiry	Number of radio companies	Share in revenues for the first half of 2006
2008	1	226
2009	1	7
2010	1	306
2012	1	2,642
	4	3,181

40. Accounting estimates and judgments

Estimates and assumptions are continually evaluated and are based on historical experience and best knowledge of the Company as at the date of the estimation. The Company makes estimates and assumptions concerning the future. The resulting accounting estimates, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities concern impairment tests for goodwill and intangibles with indefinite useful life (magazine titles). In order to determine their recoverable amounts the cash flow forecasts have been prepared. Basic information about the method applied is summarized below:

	Outdoor company	Magazine titles	Radio companies
Carrying amount	Total goodwill = PLN 138,981 thousand	Assets with indefinite useful lives = PLN 71,538 thousand	Total goodwill = PLN 45,564 thousand
Assumptions	Budget for the next year and projections of the market for the next years based on the best knowledge of the market, available market data and experience.		
Period of projections	5 years	5 years	5 years
Growth rate used to extrapolate cash flows	none	none	none
Discount rate	10.6%	10.0%	9.7%

(all amounts in PLN thousands unless otherwise indicated) translation only

41. Changes in accounting policies

Following the changes described in the financial statements for 2005, the financial data as at and for six months ended 30 June 2005 has been restated. These changes related to:

- change of presentation of liquid financial assets (reclassification of buy-sell back treasury bonds from short-term financial assets to cash and cash equivalents),
- change of method of accounting for tax exemption in Special Economic Zone (deffered tax asset recognized up to a amount of future taxable profits to be received within 5 years),
- recalculation of lease rentals for premises occupied by AMS's outdoor panels.

The summary of changes is presented in the table below:

	Data presented in the report for the first half of 2005	Restatement	Comparative data presented in the report for the first half of 2006
Net cash from operating activities for six months ended 30 June 2005	124,492	3,682	128,174
Net cash used in investing activities for six months ended 30 June 2005	(49,526)	(28,213)	(77,739)
Net increase (decrease) in cash and cash equivalents for six months ended 30 June 2005	68,698	(24,531)	44,167
Short-term financial assets as at 30 June 2005	186,468	(114,984)	71,484
Cash and cash equivalents as at 30 June 2005	156,595	114,984	271,579
Deferred tax assets as at 30 June 2005	15,065	11,000	26,065
Equity attributable to equity holders of the parent as at 30 June 2005	1,189,124	12,810	1,201,934
Accounts payable as at 30 June 2005	179,934	(1,810)	178,124
Income tax expense for six months ended 30 June 2005	(19,790)	500	(19,290)
Net profit attributable to equity holders of the parent for six months ended 30 June 2005	92,052	500	92,552
EPS for six months ended 30 June 2005 (PLN)	1.62	0.01	1.63

(all amounts in PLN thousands unless otherwise indicated) translation only

Comparing to the financial statements for the first half of 2005 and 2005 the method of presentation of minority interest relating to Inforadio Sp. z o.o. changed. Due to the existence of obligation of minority shareholder to provide additional investments in Inforadio in proportion to shares held, loans received by Inforadio from its minority shareholder are presented net with share of this shareholder in Inforadio's equity.

	Data presented in the report for the first half of 2005	Restatement	Comparative data presented in the report for the first half of 2006
Minority interest as at 30 June 2005	(18,068)	12,790	(5,278)
Interest-bearing loans and borrowings as at 30 June 2005	153,596	(12,790)	140,806

	Data presented in the report for the year of 2005	Restatement	Comparative data presented in the report for the first half of 2006
Minority interest as at 31 December 2005	(18,476)	18,269	(207)
Interest-bearing loans and borrowings as at 31 December 2005	158,911	(18,269)	140,642

42. Selected consolidated financial data together with translation into EURO

Selected financial data presented in the financial statements has been translated into EURO in the following way:

- income statement and cash flow statement figures using arithmetic average of exchange rates published by NBP and ruling on the last day of each month during the first half of the year. For the first half of 2006 EURO 1 = 3.8940; for the first half of 2005 EURO 1 = 4.0910.
- balance sheet figures using the average exchange rates published by NBP and ruling on the last day of the first half of 2006. Exchange rate as at 30 June 2006 EURO 1 = 4.0434; as at 30 June 2005 EURO 1 = 4.0557.

	PLN thousand		EURO thousand	
	Six months ended 30 June 2006	Six months ended 30 June 2005	Six months ended 30 June 2006	Six months ended 30 June 2005
Sales	589,120	615,949	151,289	150,562
Operating profit	13,098	107,931	3,364	26,383
Profit before income taxes	15,178	111,149	3,898	27,169
Net profit for the period attributable to equity holders of the parent	9,633	92,552	2,474	22,623
Net cash from operating activities	71,813	128,174	18,442	31,331
Net cash used in investing activities	(39,371)	(77,739)	(10,111)	(19,002)
Net cash used in financing activities	(3,403)	(6,268)	(874)	(1,532)
Net increase / (decrease) in cash and cash equivalents	29,039	44,167	7,457	10,796
Total assets	1,522,505	1,572,072	376,541	387,620
Non-current liabilities	186,119	197,292	46,030	48,646
Current liabilities	208,181	178,124	51,487	43,919
Equity attributable to equity holders of the parent	1,128,598	1,201,934	279,121	296,357
Share capital	56,758	56,758	14,037	13,995
Weighted average number of shares	54,977,535	56,757,525	54,977,535	56,757,525
Earnings per share (in PLN / in EURO)	0.18	1.63	0.04	0.40
Book value per share (in PLN / in EURO)	20.53	21.18	5.08	5.22

(all amounts in PLN thousands unless otherwise indicated) translation only

43. Events after the balance sheet date

- On 21 July 2006, the Company informed about the execution of a conditional share purchase agreement of the shares in the share capital of Biuro Obslugi Radiowej Sp. z o.o. with its seat in Poznan (BOR), Multimedia Plus Sp. z o.o. with its seat in Srem (MP), Jan Babczyszyn Radio JAZZ FM with its seat in Poznan (Jazz). Jazz holds the license for broadcasting local radio program *Radio 88.4 FM Zlote Przeboje* and MP holds the license for broadcasting local radio program *105.4 Roxy FM* in Poznan. BOR operates broadcasting services for Jazz and MP. The agreement was executed between two individuals (collectively referred to as the "Vendors") and Agora.

  On the basis of the aforementioned agreement the Vendors disposed of:

  - 2,036 shares in the share capital of BOR, constituting 50.0% of share capital of BOR,

  - 538 shares in MP, constituting 24.0% of share capital of MP,

  - 3,000 shares in Jazz constituting 50.0% of share capital of Jazz.

  As a result of the aforementioned transaction Agora shall hold 100% stake in BOR, MP and Jazz entitling Agora to exercise 100% of voting rights during general meetings of shareholders of the above mentioned companies. The condition precedent to the aforementioned agreement is the consent granted by the President of Office of Competition and Consumer Protection (OCCP) for the concentration as specified in the agreement or written information issued by the President of OCCP that such consent is not required.

  On 24 August 2006, Agora signed the Annex to the aforementioned agreement. The Annex abolished the condition precedent to the transfer of shares ownership in BOR, MP and Jazz. On the day of the Annex execution the Company acquired ownership of the aforementioned shares due to which the Company holds 100% stake in BOR, MP and Jazz entitling Agora to exercise 100% of voting rights during general meeting of shareholders of the above mentioned companies.

  The assets and liabilities of these three companies consolidated pro forma at the date of acquisition are as follows:

	Carrying amounts	Recognized values
Intangible assets	189	1,886
Property, plant and equipment	447	447
Deferred tax asset	208	208
Operating working capital, except cash and cash equivalents	(518)	(518)
Cash and cash equivalents	92	92
Interest-bearing loans and borrowings	(4,124)	(4,124)
	(3,706)	(2,009)
Net identifiable assets and liabilities		(775)
Goodwill on acquisition (1)		3,805
Total consideration		3,030
Purchase consideration settled in cash		3,030
Cash and cash equivalents in subsidiaries acquired		(92)
Cash outflow on acquisition		2,938

(1) Goodwill includes items which cannot be individually separated and reliably measured from the acquiree, due to their nature.

(all amounts in PLN thousands unless otherwise indicated) translation only

- On 27 July 2006, the Company signed a conditional share disposal agreement of shares constituting 24.0% of share capital of Radio Mazowsze Sp. z o.o. with its seat in Lomianki, at the gross value of PLN 4,265 thousand and receivables at the nominal value of PLN 3,489 thousand with interest (the impairment loss reserve was created for both amounts). The selling price of the shares equaled to PLN 64 thousand. Agora SA sold all shares of Mazowsze Sp. z o.o. An ownership of shares shall be transferred on the later of: the date of receiving the payment for the shares or the date of transfer of receivables. On 2 August 2006 the transaction was accomplished.

- On 19 September 2006 the Management Board of Agora SA approved the plan to optimize the current business model of the Agora Group. The main objective is to increase the operating efficiency of the Company and to tailor it to changing market condition and growing competition in media. Implementation of the plan will entail a material reduction in the operating expense of the Group. The Company aims to reduce its 2007 cost base by ca PLN 35 million.
  The plan's objective is to make business processes more dynamic and flexible. It assumes, inter alia, changes in the sales management structure, centralization of selected functions and outsourcing of several other, as well as optimization of many processes in support and administrative areas.
  The plan also calls for an alignment of the Company's employment level to its new business model. On 19 September 2006 the Management Board notified the Labor Office of the planned group lay-offs in Agora SA which will affect up to 250 persons in the period 20 September – 31 December 2006. Current financial condition of the Agora Group allows for implementation of this most difficult aspect of the plan in a well-thought out manner and with a solid program of outplacement.
  According to the Company's estimates, total cost of restructuring will reach PLN 5 million (including PLN 3.4 million cost of severances) and the Company will also set all necessary restructuring provisions in the Group's 2006 profit and loss account.

Warsaw, 26 September 2006 translation only

Wanda Rapaczynski – President of the Management Board *.......................................

Piotr Niemczycki – Deputy President of the Management Board *Signed on the Polish original*

Zbigniew Bak – Deputy President of the Management Board *Signed on the Polish original*

Jaroslaw Szalinski – Member of the Management Board *Signed on the Polish original*

Signature of the person responsible for keeping the accounting records

Anna Kacprowicz – Chief Accountant *Signed on the Polish original*

* For justified reasons Wanda Rapaczynski could not sign financial statements. Wanda Rapaczynski has been outside Poland since 21 September 2006 to the date of the financial statements.

DIRECTOR'S REPORT ON THE COMPANY'S ACTIVITIES

AGORA GROUP
REPORT FOR THE FIRST HALF OF 2006
PRESENTED ACCORDING TO
INTERNATIONAL FINANCIAL REPORTING STANDARDS

TABLE OF CONTENTS

AGORA GROUP
MANAGEMENT DISCUSSION AND ANALYSIS (MD&A)
OF THE COMPANY'S RESULTS FOR THE FIRST HALF OF 2006
PRESENTED ACCORDING TO
INTERNATIONAL FINANCIAL REPORTING STANDARDS

REVENUE PLN 589 MILLION, NET PROFIT PLN 10 MILLION, OPERATING EBITDA PLN 72 MILLION, OPERATING CASHFLOW PLN 72 MILLION, FREE CASH FLOW 55 MILLION

Unless indicated otherwise, all data presented herein represent the period of January – June 2006, while comparisons refer to the same period of 2005. All data sources are presented in part IV of this MD&A.

Unless explicitly stated otherwise, advertising market data referred to herein are based on Agora's estimates adjusted for average discount rate and are stated in current prices. Given the discount pressure and advertising time and space sell-offs, these figures may not be fully reliable and will be adjusted in the consecutive reporting periods. The estimates refer to advertising expenditures in four media (TV, print, radio and outdoor), which in case of print do not include classifieds, inserts and obituaries. The estimates are based on rate card data obtained from the following sources: AGB Polska monitoring, CR Media monitoring, EXPERT MONITOR monitoring, Agora SA monitoring, Izba Gospodarcza Reklamy Zewnetrznej monitoring.

In this MD&A Agora has corrected the advertising figures for 2005 and the previous years. The data referred to herein are based on the corrected estimates of the Company.

I. IMPORTANT EVENTS AND FACTORS WHICH INFLUENCE THE FINANCIALS OF THE GROUP

- In the first half of 2006 revenues of the Group amounted to PLN 589 million (down 4.4% yoy). Advertising sales reached PLN 372 million, revenues from copy sales PLN 96 million and book sales PLN 80 million.
- Advertising spending in the first half of 2006 grew by 13% yoy.
- In the first half of 2006 *Gazeta's* advertising sales were PLN 241 million and its share in the total newspaper advertising spending stood at 42%.
- In the first half of 2006, *Gazeta* sold on average 433 thousand copies and recorded 20.2% weekly readership reach.

II. EXTERNAL AND INTERNAL FACTORS IMPORTANT FOR THE DEVELOPMENT OF THE GROUP

1. EXTERNAL FACTORS

1.1. Advertising market

According to Agora's estimates, in the first half of 2006 advertising spending in Poland in all media reached PLN 3 billion and grew by PLN 350 million yoy (13%). The largest beneficiaries of the growth was television which acconted for 50% of all advertising budgets and increased revenues by as much as 19% over last year. Healthy growth rates were recoreded by outdoor (17%) and radio (15%).

In first half of 2006 advertisers spent only PLN 16 million more on newspapers (up 3%). Durning the same period, spending for magazines grew by 5%.

1.2. Copy sales and readership of newspapers

On 18 April 2006 Axel Springer launched its new product - a national daily newspaper. Along with a very low cover price (PLN 1.50), which enforced *Gazeta's* price reduction, the new title's entry was accompanied by extremely intensive promotional and marketing campaign. According to Expert Monitor and Media Watch, in the period of April-June 2006, Axel Springer spent PLN 40 million on promotion of its new daily (TV, radio, press and outdoor) and was among top ten TV advertisers. During the period, copy sales of the new title were enhanced with numerous supplements for readers, such as DVD movies at the price of the daily. According to Circulation Audit Office (ZKDP), in the period of April - June 2006, average daily paid circulation of Springer's new daily was 240 thousand copies.

In reaction to Springer's market approach, in April 2006, Agora made a strategic decision to reduce *Gazeta's* cover price to PLN 1.50 nationwide. In addition, two months earlier, the Company launched a new offer for *Gazeta's* kiosk subscribers. Agora's market strategy effects are reflected in good results of *Gazeta's* copy sales and readership figures, new competition notwithstanding.

According to ZKDP, in January – June 2006, *Gazeta* sold on average 433 thousand copies. In the first half of 2006 *Gazeta's* weekly readership reach was 20.2%, while that of the tabloid *Fakt* reached 20.9%. During the same period, *Super Express* had 9.5% readers, *Rzeczpospolita* 5.8% and Agora's free newspaper *Metro* reached 8.3% audience.

New Springer's product, which had its debut in the readership research in May 2006, recorded 7.3% readership reach in the period of May – June 2006 (at the same time *Gazeta* had 20.2% readers). This result is far from the top of the list, despite intensive promotional campaigns run by the publisher. Although May and June readership figures indicate that *Gazeta* and new Springer's title have roughly similar readership profiles, the share of older readers in the readership reach of the latter is significantly higher (above 54 years of age). According to PBC, almost 44% of readers of the new daily read *Gazeta Wyborcza*, while only 16% *Gazeta's* readers reach for the new title.

The Company would like to underscore that the data on copy sales and readership of newspapers presented for short periods of time cannot determine any future trends. In the context of new competitive situation, particularly given the intensive promotional activities of the publishers, such analyses should be conducted in longer, at least several-month time periods.

2. INTERNAL FACTORS

2.1. Revenues from *Gazeta Wyborcza*'s paid circulation

Following the announcement of the cover price of the new Axel Springer's product, in April 2006 Agora made a strategic decision to lower *Gazeta's* cover price to PLN 1.50 across the country. Moreover, to ensure the most loyal readers an every day access to *Gazeta*, in February 2006, the Company launched a special promotional project for kiosk subscribers. Currently, *Gazeta* is available at a price of PLN 1 per issue, provided the reader buys it at a chosen point of sale.

As stated previously, the above mentioned decisions have material impact on *Gazeta's* revenues from copies sold. In the second quarter of 2006, revenues from *Gazeta's* paid circulation were nearly PLN 24 million lower than last year.

2.2. Book collections

In the first half of 2006 total revenues from sales of book collections were PLN 80 million. The 29% decline in revenues over the first half of 2005 is attributed to strong sales results of the *Encyclopedia* series the Company run in the first half of last year. In the period of January – June 2006 Agora sold nine collections (eight series and one one-off project). The collections sold 5.7 million books (including books with DVDs/CDs). Operating profit of the business was PLN 7 million and operating margin reached 9%.

2.3. Marketing and promotion cost

In the first half of 2006 total marketing and promotion cost of the Group reached PLN 104 million and constituted ca 18% of the Group's sales. Marketing and promotion expense of the newspaper segment amounted to PLN 95 million and grew by PLN 41 million yoy. Out of this amount PLN 14 million reflects the start-up expense of new collections and 15 million constitutes cost of production of CDs and DVDs attached to the series.

Remaining cost reflects intensive marketing activities for *Gazeta Wyborcza* carried out in the context of increased competition in the newspaper market, including image campaign and promotion of the newspaper in the points of sale.

2.4. Staff cost and headcount

In the first half of 2006, staff cost grew by over PLN 39 million yoy. This growth is attributable to non-cash cost of incentive compensation booked in the amount of PLN 21.1 million, staff cost in *Nowy Dzien* in the first quarter of 2006, provison for unused holidays (ca about PLN 2 million), salary increases in some areas enforced by the market situation and full method of consolidation of more radio companies.

The Group's headcount at the end of June of 2006 was 3,604 employees and declined by 78 FTEs as compared to the first quarter of 2006. This decline mainly reflects the closure of *Nowy Dzien.*

3. PROSPECTS

3.1. Advertising market

In the first half of 2006 (chiefly in the second quarter of 2006), the split of advertising budgets among media differed from the Company expectations in the beginning of the year. Therefore, and taking into account the Company's expectations with regards to the second half of the year, Agora decided to review its estimated growth rates for different advertising segments.

According to Agora's new estimates, spending for TV will grow faster than expected (about 15%). Outdoor and radio will deliver higher than expected growth rates as well (13% and 12%, respectively).

The Company significantly altered its estimates for the newspaper segment. According to these assumptions, in 2006 advertisers will spend only 4% more on dailies than last year. Agora's new estimates are based on worse-than-expected performance rates of dailies in the second quarter of 2006, assumed weaker growth of telecom and financial advertising in the second half of 2006 and volatile and unpredictable level of spending for car advertising. The above estimates will not substantially affect the rate of growth of the total ad spend in 2006 previously presented by the Company. According to the Company's most recent assumptions, total advertising expenditure in 2006 will increase by about 11%.

3.2. The Company's strategic objectives in 2006

Reduction of *Gazeta's* cover price enforced by the competitive entry of Springer's daily was a strategic decision and its effects should be evaluated in a long-time perspective. The Company believes that its pricing strategy, as well as its investment in *Gazeta* and its promotion shall protect the newspaper's market and financial position in the long-run. Though *Gazeta's* market performance reflects the first effects of the Company's market strategy, Agora's decision to lower *Gazeta's* cover price and continue its marketing strategy will negatively contribute to the Company's financial results in the mid-term. Positive impact of these activities is expected in the longer term. In order to improve the financials of the Group in the mid-term, the Company must significantly enhance its operating efficiency. Undertaking such measures will be the Company's management priority in the forthcoming months.

Irrespective of the competitive activities in the newspaper market, the Company will implement measures to grow its current business areas and to expand scale of its operations. Executing this strategy assumes investments in Agora's leading business areas: paid and free dailies and outdoor advertising. Agora will also significantly accelerate investments in the internet area.

The Company's growth might be executed through either greenfield projects or economically justifiable acquisitions.

III. FINANCIAL RESULTS

1. THE AGORA GROUP

The consolidated financial statements of the Agora Group for the first half of 2006 include Agora SA, Agora Poligrafia Sp. z o.o., Art Marketing Syndicate SA Group (AMS Group), Agora TC and 26 subsidiary and associated companies of the radio business. Detailed list of companies of the Agora Group is presented in the note to the financial statements.

2. PROFIT AND LOSS ACCOUNT OF THE AGORA GROUP

Tab. 1

in PLN million	I H 2006	I H 2005	% change yoy
Sales	589.1	615.9	(4.4%)
Advertising	372.0	349.9	6.3%
Copy sales	99.8	119.7	(16.6%)
Other	117.3	146.3	(19.8%)
Operating cost net, incl.:	(576.0)	(508.0)	13.4%
Raw materials, energy and consumables	(133.4)	(153.5)	(13.1%)
D&A	(38.1)	(47.6)	(20.0%)
Staff cost (2)	(132.5)	(114.4)	15.8%
Non-cash expense relating to share-based payments	(21.1)	-	-
Promotion and marketing	(103.8)	(66.2)	56.8%
Operating profit - EBIT	13.1	107.9	(87.9%)
Finance cost, net, incl.:	2.0	3.3	(39.4%)
Revenue from short-term investment	5.3	7.7	(31.2%)
Interest on loans and similar costs	(3.4)	(5.3)	(35.8%)
Allowance for losses on investment, net	-	(0.9)	-
Share of results of associates	0.1	(0.1)	-
Profit / (loss) before income tax	15.2	111.1	(86.3%)
Income tax expense (1)	(6.0)	(19.3)	(68.9%)
Net profit / (loss) for the period	9.2	91.8	(90.0%)
Attributable to:			
Equity holders of the parent	9.6	92.6	(89.6%)
Minority interest	(0.4)	(0.8)	(50.0%)
	9.2	91.8	(90.0%)
EBIT margin (EBIT/Sales)	2.2%	17.5%	(15.3pp)
EBITDA	50.9	154.8	(67.1%)
EBITDA margin (EITDA/Sales)	8.6%	25.1%	(16.5pp)
Operating EBITDA (2)	72.0	154.8	(53.5%)
Operating EBITDA margin (Operating EBITDA/Sales)	12.2%	25.1%	(12.9pp)
EBIT excluding *Nowy Dzien* and cost of share-based payments	54.4	107.9	(49.6%)

(1) following changes described in note 2 of the financial statements, the comparative figures were restated.
(2) excluding non-cash cost of share-based payments.

Major products and services, as well as operating revenue and cost of the Agora Group are presented in detail in part IV of this MD&A ("Operating review – major lines of business of the Agora Group").

Agora's business lines operating contribution to the Group's financials is presented in the underneath table (see 2.1.).

2.1. Financial results presented according to major lines of business of the Agora Group for the first half of 2006

Tab. 2

in PLN million	Newspapers and Internet (1)	Magazines	Outdoor	Radio	Company's headquarters, New Business Development division	Eliminations	Total (consolidated) first half of 2006
Total sales	452.6	47.1	72.8	32.3	-	(15.7)	589.1
% Share	76.8%	8.0%	12.4%	5.5%	-	(2.7%)	100.0%
Total operating cost	(443.4)	(44.3)	(59.8)	(38.1)	(5.1)	14.7	(576.0)
EBIT	9.2	2.8	13.0	(5.8)	(5.1)	(1.0)	13.1
Finance cost, net							2.0
Share of results of associates							0.1
Income tax expense							(6.0)
Net profit							9.2
Attributable to:							
Equity holders of the parent							9.6
Minority interest							(0.4)
EBITDA	36.2	2.9	18.0	(4.3)	(0.9)	(1.0)	50.9
Operating EBITDA (2)	53.9	3.6	19.0	(2.9)	(0.6)	(1.0)	72.0
CAPEX	(4.6)	(0.3)	(9.4)	(0.5)	-	-	(14.8)

(1) the majority of overhead cost is included in "Newspapers and Internet" line of business.
(2) excluding non-cash cost of share-based payments.

2.2. Finance cost, net

Lower revenue from short-term investments reflects lower interest rates.

Decrease of interest on loans results from lower interest rates. In addition, in the first quarter of 2005 the Group incurred cost of the extension of the bank credit period.

3. BALANCE SHEET OF THE AGORA GROUP

Tab. 3

in PLN million	30/06/2006	% change to 31/12/2005	31/12/2005	30/06/2005
Non-current assets	983.2	(1.8%)	1,001.2	1,016.7
share in balance sheet total	*64.6%*	*(2.0pp)*	*66.6%*	*64.7%*
Current assets	539.3	7.3%	502.8	555.3
share in balance sheet total	*35.4%*	*2.0pp*	*33.4%*	*35.3%*
TOTAL ASSETS	**1,522.5**	**1.2%**	**1,504.0**	**1,572.0**
Equity attributable to equity holders of the parent	1,128.6	0,3%	1,125.4	1,201.9
share in balance sheet total	*74.1%*	*(0.7pp)*	*74.8%*	*76.5%*
Minority interest	(0.4)	1.0	(0.2)	(5.3)
share in balance sheet total	-	-	-	*(0.3%)*
Non-current liabilities and provisions	186.1	(7.1%)	200.3	197.3
share in balance sheet total	*12.2%*	*(1.1pp)*	*13.3%*	*12.5%*
Current liabilities and provisions	208.2	16.6%	178.5	178.1
share in balance sheet total	*13.7%*	*1.8pp*	*11.9%*	*11.3%*
TOTAL EQUITY AND LIABILITIES	**1,522.5**	**1.2%**	**1,504.0**	**1,572.0**

Following the changes described in note 2 of the financial statements, the comparative figures were restated.

3.1. Non-current assets

Lower value of non-current assets versus 31 December 2005 results mainly from the depreciation of tangible fixed assets and amortization of intangible fixed assets.

3.2. Current assets

The change in balance of current assets versus 31 December 2005 was due to the increase of cash and short-term securities.

3.3. Non-current liabilities and provisions

The decrease of non-current liabilities versus 31 December 2005 is caused mainly by the reclassification of bank loan in the amount of PLN 17.4 million as at 30 June 2006 from non-current to current part.

3.4. Current liabilities and provisions

Increase of current liabilities and provisions over 31 December 2005 results mainly from:

- dividend liability recognized following the resolution of the General Meeting of Shareholders,
- increase in short-term borrowings due to the re-classification of bank loan mentioned above,
- provision recognised for *Nowy Dzien*.

4. CASH FLOW STATEMENT OF THE AGORA GROUP

Tab. 4

in PLN million	I H 2006	I H 2005	% change yoy
Net cash from operating activities	71.8	128.2	(44.0%)
Net cash from investment activities	(39.4)	(77.7)	(49.3%)
Net cash from financing activities	(3.4)	(6.3)	(46.0%)
Total movement of cash and cash equivalents	29.0	44.2	(34.4%)
Cash and cash equivalents at the end of period	218.7	271.6	(19.5%)

Following the changes described in note 2 of the financial statements, the comparative figures were restated.

As at 30 June 2006, the Agora Group had PLN 313.8 million in cash and in short-term monetary assets, of which PLN 218.7 million was in cash and cash equivalents and PLN 95.1 million in short-term safe and liquid monetary assets.

Considering the cash position and the available loan facility (PLN 500 million less the drawing of PLN 139.5 million), the Agora Group does not anticipate any liquidity problems with regard to its further investment plans.

4.1. Operating activities

Net cash from operating activities declined in the first half of 2006 yoy as a result of higher marketing and promotion cost and the reduction of *Gazeta's* cover price.

4.2. Investment activities

Lower net cash from investing activities in the first half of 2006 results from lower purchases of short-term securities (investment of free cash). In the same period of the last year the Group received also PLN 2.2 million from sale of the related company.

4.3. Financing activities

In the first half of 2006 net cash from financing activities included primarily interest and dividend. In the same period of the previous year the Group incurred cost of the extension of the bank credit period.

5. SELECTED FINANCIAL RATIOS *[4]*

Tab. 5.

	I H 2006	I H 2005	% change yoy
Profitability ratios			
Net profit margin	1.6%	15.0%	(13.4pp)
Gross profit margin	41.1%	45.6%	(4.5pp)
Return on equity	1.7%	15.8%	(14.1pp)
Efficiency ratios			
Inventory turnover	9 days	8 days	12.5%
Debtors days	63 days	56 days	12.5%
Creditors days	43 days	30 days	43.3%
Liquidity ratio			
Current ratio	2.6	3.1	(16.1%)
Financing ratios			
Gearing ratio (1)	-	-	-
Interest cover	4.0	23.4	(82.9%)
Free cash flow interest cover	16.7	24.7	(32.4%)

(1) as at 30 June 2006 and 30 June 2005 the Group had net cash position.

Definitions of financial ratios *[4]* are presented at the end of part IV of this MD&A *("Operating review – major lines of business of the Agora Group").*

IV. OPERATING REVIEW - MAJOR LINES OF BUSINESS OF THE AGORA GROUP

IV.A. NEWSPAPERS AND INTERNET

Tab. 6

in PLN million	I H 2006	I H 2005	% change yoy
Total sales	452.6	485.6	(6.8%)
Copy sales	74.0	97.5	(24.1%)
incl. *Gazeta Wyborcza*	*68.8*	*97.4*	*(29.4%)*
Advertising revenue	257.6	243.0	6.0%
incl. *Gazeta Wyborcza*	*241.0*	*232.6*	*3.6%*
Book collections	79.8	112.0	(28.8%)
Other revenue	41.2	33.1	24.6%
Total operating cost, including	(443.4)	(378.0)	17.3%
Raw materials, energy, consumables and printing services	(152.2)	(159.7)	(4.7%)
Staff cost (1)	(100.2)	(86.1)	16.4%
Non-cash expense relating to share-based payments	(17.7)	-	-
D&A	(27.0)	(32.0)	(15.6%)
Promotion and marketing (2) (3)	(94.8)	(53.5)	77.2%
EBIT	9.2	107.6	(91.4%)
EBIT margin	2.0%	22.2%	(20.2pp)
EBITDA	36.2	139.6	(74.1%)
EBITDA margin	8.0%	28.7%	(20.7pp)
Operating EBITDA (1)	53.9	139.6	(61.4%)
Operating EBITDA margin	11.9%	28.7%	(16.8pp)

(1) *excluding non-cash cost of share-based payments.*

(2) *the amounts do not include the total cost of cross-promotion of Agora's different media (only the direct variable cost of campaigns carried out on advertising panels) if such promotion is executed without prior reservation on space which was not sold to external clients.*

(3) *figures include start-up cost of new publishing projects (free-of-charge volume and initial high promotion cost in media).*

(4) *the majority of overhead cost is included in "Newspapers and Internet" line of business.*

1. GAZETA WYBORCZA

1.1. Revenue

1.1.1. Copy sales

In the first half of 2006, average paid circulation of *Gazeta Wyborcza* fell by 7% yoy to 433 thousand. The decrease stems from the very high base. Last year *Gazeta's* sales were boosted by the newsflow on the passing of the Pope, extremely popular series *Nasz Papiez* (Pope Chronicles) and the publishing series *Gazeta Wyborcza Encyclopedia.*

On 14 April 2006, Agora reduced *Gazeta Wyborcza's* cover price to PLN 1.5 nationwide. *Gazeta* continued its successful project for kiosk subscribers, which ensures most loyal readers an easy access to the paper.

1.1.2. Advertising sales

In the first half of 2006, *Gazeta*'s net advertising revenue (including display advertising, classifieds and inserts) increased by 3.6%.

In the first half of 2006, *Gazeta*'s share in display advertising in national, Warsaw and local dailies (including paid and free newspapers) stood at about 42% and was up 1pp as compared to last year.

Gazeta's share in national display advertising was about 45% and declined by 3pp yoy. Please note that in the second quarter of last year *Gazeta* had a record share in the national advertising market. This was due to increased demand for newspaper advertising (particularly in *Gazeta*) after the one-week advertising break in April 2005 and consecutive budgets shifts among media. In addition, in the first half of 2006, the market witnessed an increased competition from free dailies (including Agora's *Metro*), as well as the launching of two new dailies – *Nowy Dzien* and *Dziennik*.

In the first half of 2006 *Gazeta Wyborcza's* share in Warsaw display advertising market (excluding classifieds, inserts and obituaries) decreased by ca 2pp yoy. Agora's share in this market reached 70%. *Gazeta Wyborcza* increased its share by ca 2pp in local display advertising market (outside Warsaw).

In the first half of 2006, share of ad pages in the total pagecount of *Gazeta* amounted to ca 45%, while the average number of ad pages published daily in all local and national editions amounted to ca 296.

1.1.3. Book collections

Tab. 7

	I Q 2005	II Q 2005	III Q 2005	IV Q 2005	I Q 2006	II Q 2006
Revenue from book collections	63.0	49.0	15.2	53.6	51.7	28.1

In the first half of 2006 the Company run nine publishing projects – eight collections and a one one-off publication.

In February 2006 Agora started a new collection of booklets and DVDs with movies of all times.

In the second quarter of 2006, the Company completed sales of five projects launched in 2005 and 2006. In the beginning of April, Agora concluded sales of two series: travel books and The *Anthology of Budka Suflera 1974-2005*. In mid May, Agora sold the final volume of the *Great Composers* collection and at the end of June, the final fairy tales volume hit the news stands. In April, the Company also completed sales of the book: *We have been with him,* memoirs of the readers on their last meeting with John Paul II.

In the second quarter of 2006 Agora introduced three new projects. At the end of April, Agora released the 25 volume rock'n'roll music collection *Stars, idols, hits*, recommended jointly by *Gazeta Wyborcza* and *Golden Oldies* radio. Every Friday, a new volume of the series is available at PLN 17.90 plus the price of the newspaper. At the end of May, 16-volume *Illustrated Encyclopedia for the Whole Family* started. The series is on sale at PLN 19.90 plus the price of *Gazeta Wyborcza.*

In May, the Company started a six-volume collection, *The Decades.* The books of the collection offer a unique account of Poland's postwar history presented by historians and *Gazeta*'s journalists. The collection is enhanced by the archive recordings with professor Jerzy Eisler's commentaries. The last volume of the series was published in June.

1.1.4. Other revenues

In the first half of 2006 the Group recorded a 29.2% growth in sales of printing services. This was caused by increased sales levels to both new and existing clients.

1.2. Cost of production of *Gazeta Wyborcza* (newsprint and printing services)

Tab. 8

Cost of production of *Gazeta Wyborcza* in PLN million	I H 2006	I H 2005	% change yoy
Fixed cost, incl.	28.1	32.2	(12.7%)
D&A	*13.8*	*18.9*	*(27.0%)*
Variable cost, incl.	73.2	64.1	14.2%
newsprint	*58.8*	*52.9*	*11.1%*
TOTAL fixed and variable cost	101.3	96.3	5.2%

The decrease of fixed cost of *Gazeta Wyborcza*'s production in the first half of 2006 results mainly from increased share of other Agora's titles and third-party publications in the total fixed production cost. Also, the depreciation cost decreased due to review of the depreciation rates.

1.2.1. Newsprint and printing services

The change of newsprint cost and cost of printing services in the first half of 2006 was mainly affected by change in newsprint quality of *Gazeta Telewizyjna* (TV Guide) and the shift of its production to external printing plants.

2. FREE PRESS

Metro is the largest free daily newspaper distributed in Poland (from Monday to Friday). In the first half of 2006, *Metro* strengthened its readership position. During the period, the newspaper had 2.5 million readers weekly, which is almost 1.5 times more than last year. Readership of *Metropol* was about 1.4 million and of *Rzeczpospolita* 1.7 million. In the cities over 500 thousand inhabitants (important advertising and readership markets) *Metro's* readership stood at 28.5%, while *Fakt* had 21.9% readers. *Gazeta,* which is number one in readership rankings in large cities as for national daily newspapers, had 36.4% reach. In the first half of 2006, total revenues of *Metro* were up PLN 4.2 million and totaled PLN 9 million. During the same period *Metro* reached 1.8% share in the newspaper display advertising market.

In March 2006, in Media Trendy contest *Metro* was awarded the title of the "Daily of the Year". In April 2006, during the GrandFront 2005 ceremony organized by the Chamber of Press Publishers, the front cover of *Metro* received a distinction in the category of "national dailies".

3. *NOWY DZIEN*

In the first half of 2006 *Nowy Dzien* depressed the results of the Newspapers and Internet line of business by PLN 20.2 million.

4. INTERNET *[5]*

In June 2006 the portal's reach among Polish internet users was 37.5%. The number of users of *Gazeta.pl* increased by 62.1% to 4.7 million as compared to last year. In June 2006 the number of page views from the territory of Poland amounted to 338.3 million (20.2% more than last year).

In the first half of 2006 *Gazeta.pl* reported positive EBITDA. Advertising revenues saw a healthy growth rates, 36.5% over last year (excluding classifieds).

Gazeta.pl's thematic services were very popular with users. According to Megapanel PBI/Gemius, Agora's *Home and Housing* service was the third most frequently visited portal in *Construction and real estate* category, while our *Job service* was ranked the second among recruitment services. In June 2006, *Gazeta.pl* was the fourth most popular news service in the Polish internet. *Gazeta.pl's* community was also ranked second.

IV.B. THE MAGAZINES

In the first half of 2006, the top titles of the group sold more copies than last year. Average copy sales of the monthly *Dziecko* reached 105 thousand copies and were over 23.4% higher than last year. *Avanti, Cztery Katy* and *Ladny Dom* recorded 12.4%, 19.8% and 28.9% growth rates. Copy sales results of *Logo* are promising as well. In March, the magazine changed into a monthly. In the first half of 2006 its paid circulation amounted to 68 thousand copies.

In March 2006 in Media Trendy contest, a monthly *Avanti* won the title "the magazine of the year" and a quarterly *Logo* was named "the debut of the year".

In May 2006 Agora ceased publication of the monthly *Magazyn Wysokie Obroty.* The decision was made in the context of continued stagnation in new car sales and decreased level of spending for car advertising in automotive monthlies.

Tab. 9

in PLN million	I H 2006	I H 2005	% change yoy
Total sales, including	47.1	45.7	3.1%
Copy sales	21.5	22.3	(3.6%)
Advertising revenue	25.5	23.3	9.4%
Total operating cost, including	(44.3)	(44.0)	0.7%
Raw materials, energy, consumables and printing services	(16.3)	(16.4)	(0.6%)
Staff cost (1)	(9.9)	(9.2)	7.6%
Non-cash expense relating to share-based payments	(0.7)	-	-
D&A	(0.1)	(0.1)	-
Promotion and marketing (2)	(14.0)	(14.8)	(5.4%)
EBIT	2.8	1.7	64.7%
EBIT margin	5.9%	3.7%	2.2pp
EBITDA	2.9	1.8	61.1%
EBITDA margin	6.2%	3.9%	2.3pp
Operating EBITDA (1)	3.6	1.8	100.0%
Operating EBITDA margin	7.6%	3.9%	3.7pp

(1) excluding non-cash cost of share-based payments.

(2) the amounts do not include the total cost of cross-promotion of Agora's different media (only the direct variable cost of campaigns carried out on advertising panels) if such promotion is executed without prior reservation on space which was not sold to external clients

1. REVENUE

1.1. Copy sales

Tab. 10

	I H 2006	I H 2005	% change yoy
Average copy sales (in thousand of copies)	1,076.2	1,031.2	4.4%

The decrease of revenue from copy sales in the first half of 2006 reflects Agora's market strategy which assumed the reduction of cover prices of *Poradnik Domowy, Cztery Katy* and *Magazyn Wysokie Obroty (*former *Auto+).*

1.2. Advertising sales

Increase in ad sales reflects the growth of the market, higher attractiveness of Agora's titles to the readers and change of publishing frequency of the magazine *Logo.*

In the first half of 2006, magazines reached 5.8% share in the magazine advertising market (0.2 pp up yoy).

2. COST

Increase in staff cost results mainly from changing *Logo*'s publishing frequency (bigger magazine team).

IV.C. OUTDOOR (AMS GROUP)

In the first half of 2006, estimated share of AMS in the outdoor advertising market (excluding advertising described in the footnote no 1, beneath the below table *[6])* stood at 26.5% (2.6pp down yoy).

Tab. 11

in PLN million	I H 2006	I H 2005	% change yoy
Total sales, including: (1)	72.8	68.3	6.6%
Advertising revenue	72.6	68.2	6.5%
Total operating cost, including:	(59.8)	(60.0)	(0.3%)
Execution of campaigns	(13.1)	(10.7)	22.4%
Maintenance cost	(27.6)	(27.4)	0.7%
Staff cost (2)	(8.4)	(8.3)	1.2%
Non-cash expense relating to share-based payments	(1.0)	-	-
Promotion and marketing	(3.4)	(1.8)	88.9%
D&A	(5.3)	(8.9)	(40.4%)
Other operating revenue /(cost) net	2.0	2.5	(20.0%)
EBIT	13.0	8.3	56.6%
EBIT margin	17.9%	12.2%	5.7pp
EBITDA	18.0	16.4	9.8%
EBITDA margin	24.7%	24.0%	0.7pp
Operating EBITDA (2)	19.0	16.4	15.9%
Operating EBITDA margin	26.1%	24.0%	2.1pp
Number of advertising faces (3)	24,414	23,658	3.2%

(1) *the amounts do not include the revenue and direct and variable costs of cross-promotion of Agora's other media on AMS panels if such promotion was executed without prior reservation on space which was not sold to external clients.*

(2) *excluding non-cash cost of share-based payments.*

(3) *excluding advertising panels of Akcent Media Sp. z o.o. installed on petrol stations, small panels at bus shelters and advertising surface on buses and trams.*

1. REVENUE

After weaker performance in the first quarter, in the second quarter of 2006 AMS noted a significant rise in ad sales. During the period, spending for outdoor accelerated due to increased demand for frontlight 18 square meter panels, as well as large format panels.

In reaction to market changes, AMS launched new advertising product – wall-mounted frontlight panels (50 and 100 square meters) and entered a new market segment of large format panels (over 100 square meters) on the walls of buildings.

2. COST

The increase of cost of execution of campaigns in the first half of 2006 is a consequence of the introduction of new types of products (bus advertising and large format panels in the centers of the cities), as well as increased level of print services offered to the clients.

Growth of promotion and marketing cost in the first half of 2006 stems from the increase in the number of social-marketing campaigns.

Decrease of depreciation and amortization cost in the first half of 2006 is a consequence of change of amortization rates for large format panels.

3. IMPORTANT EVENTS

For many years now, AMS has been executing its market strategy to build rich and the widest advertising outdoor offer for its clients. Based on the agreement with Universum Promotion Group, on 1 September 2006, AMS expanded its offer by a number of large format panels installed on the nets on city buildings. New panels will have more than 100 square meters in size. The agreement ensures AMS's development in this new, attractive outdoor advertising segment.

IV.D. RADIO

Agora's radio group consists of 18 *Golden Oldies (Zlote Przeboje)* radio stations, six rock radio stations (*Radio Roxy FM)* and a superregional news radio *TOK FM* broadcasting in nine cities. Grupa Radiowa Agory includes a few local stations which play in different formats.

1. LOCAL RADIO STATIONS

In May 2005 Agora's radio group underwent organizational changes - the Agora's Radio Division was transferred to Grupa Radiowa Agory Sp. z o.o. These changes aimed at consolidating radio operations in one entity and concentration of radio activities on development of two formats: *Zlote Przeboje (Golden Oldies)* and new *Roxy FM*.

In the beginning of 2006 *Zlote Przeboje* extended its reach to Bialystok and Walbrzych. After only six months the group became market leader in its target group in these two cities *[7]*. The cost of *Zlote Przeboje* extension, as well as introduction of a new brand, *Roxy FM* depressed operating results of the segment in the first two quarters of 2006.

In the first quarter of 2006 Radio Lokalne Zielona Gora Sp. z o.o. was sold because it did not match the product strategy of the Group.

The data presented below is the sum of financials of local radio stations and Radio Division consolidated pro forma. The data below excludes the financials of *TOK FM*, described separately in point 2.

Tab. 12

in PLN million	I H 2006	I H 2005	% change yoy
Total sales, including:	31.4	26.4	18.9%
Advertising revenue (1) (4)	29.9	25.2	18.7%
Total operating cost, including:	(36.2)	(28.1)	28.8%
Staff cost (2)	(13.3)	(12.5)	6.4%
Non-cash expense relating to share-based payments	(1.4)	-	-
Licenses, rental and telecommunication costs	(3.9)	(4.0)	(2.5%)
D&A	(1.4)	(1.4)	-
Promotion and marketing (3) (4)	(9.5)	(5.9)	61.0%
EBIT	(4.8)	(1.7)	(182.4%)
EBIT margin	(15.3%)	(6.4%)	(8.9pp)
EBITDA	(3.4)	(0.3)	(1,033.3%)
EBITDA margin	(10.8%)	(1.1%)	(9.7pp)
Operating EBITDA (2)	(2.0)	(0.3)	(566.7%)
Operating EBITDA margin	(6.4%)	(1.1%)	(5.3pp)

(1) barter sales from Agora SA constituted 12.5% of advertising revenue in the period of January-June 2006 (9.3% in the first half 2005).

(2) excluding non-cash cost of share-based payments.

(3) the amounts do not include the total cost of cross-promotion of Agora's different media (only the direct variable cost of campaigns carried out on advertising panels) if such promotion is executed without prior reservation on space which was not sold to external clients

(4) due to transfer of Radio Division to Grupa Radiowa Agory financial data for previous year was restated.

Market share of Agora's local radio stations group in the first half of 2006

Tab. 13

Cumulative:	Share in the radio advertising	Share in the local radio advertising	Audience share *[7]* (1)
2006	10.3%	30.4%	10.3%
2005	10.8%	32.5%	10.6%

(1) in 2006 new stations in Bialystok and Walbrzych were excluded.

In the first half of 2006 total radio market grew by 15%, with local radios leading the growth (18%). National stations increased ad sales by 12%.

2. SUPERREGIONAL RADIO *TOK FM*

In the period of January-June 2006 *TOK FM* achieved 3.5% share in the Warsaw audience market as compared to 2.5% in 2005. In all cities of *TOK FM* operations, its audience share amounts to 2.6% (1.6% in the same period of the previous year).

In the first half of 2006, revenue of the station reached PLN 2.0 million (increase by 65.6% as compared to the same period of the previous year), EBITDA was a negative of PLN 1.0 million (a negative of PLN 1.9 million for the first half of 2005) and the net loss amounted to PLN 2.3 million (a negative of PLN 5.5 million for the first half of 2005).

NOTES

[1] Operating EBITDA = EBITDA + non-cash expense relating to share-based payments.

[2] The Group's net profit refers to "net profit attributable to equity holders of the parent".

[3] The data on the number of copies sold of daily newspapers is derived from the National Circulation Audit Office (ZKDP). The term "copy sales" used in this MD&A is consistent with the sales declarations of publishers to the National Circulation Audit Office. Number of copies sold of Gazeta Wyborcza for June 2006 based on Agora's data.

Data on dailies readership are based on PBC General research carried out by SMG/KRC A Millward Brown Company on a random, nationwide sample of Poles over 15 years of age. Weekly readership index was used - percentage of respondents reading at least one edition of the title within 7 days of the week. Size of the samples: nationwide PBC General for January - June 2005 n = 18,017; January - June 2006 n = 21,376; May – June 2006 n = 7,949, in the cities over 500 th. habitants in the period January - June 2006 n = 2,534.

[4] Definition of ratios:

Net profit margin = Net profit (loss) attributable to equity holders of the parent / Sales of finished products, merchandise and materials

Gross profit margin = Profit (loss) on sales / Sales of finished products, merchandise and materials

Return on equity = Net profit (loss) attributable to equity holders of the parent / (Equity attributable to equity holders of the parent at the beginning of the period + Equity attributable to equity holders of the parent at the end of the period) / 2 / (2 for half-yearly)

Debtors days = (Trade receivables gross at the beginning of the period + Trade receivables gross at the end of the period) / 2 / Sales of finished products, merchandise and materials / no. of days

Creditors days = (Trade creditors at the beginning of the period + Trade creditors at the end of the period) / 2 / Cost of sales / no. of days

Inventory turnover = (Inventories at the beginning of the period + Inventories at the end of the period) / 2 / Cost of sales / no. of days

Current ratio = Current Assets / Current liabilities

Gearing ratio = Current and non-current liabilities from loans – cash and cash equivalents – highly liquid short-term monetary assets / Total equity and liabilities

Interest cover = Operating profit / (loss) / Interest charge

Free cash flow interest cover = Free cash flow / Interest charge

[5] Portal reach, real users and page views on the basis of MegaPanel PBI/Gemius for June 2006 and cover internet users age 7 years and above, connecting to internets from the territory of Poland.

[6] Source: report on sales of outdoor companies prepared by Izba Gospodarcza Reklamy Zewnętrznej (IGRZ) which include: AMS SA., Cityboard Media, Clear Channel Poland, Stroeer Out of Home Media, News Outdoor Poland, Gigaboard Polska, Mini Media/Publiprox, Business Consulting and a new member – CAM Media. The report is prepared on the basis of financial data provided by member companies of IGRZ.

[7] Audience market data referred herein are based on Radio Track surveys, carried out by SMG/KRC A Millward Brown Company (all places, all days and all quarters of an hour of listening) for local radio stations: in the cities of Agora's radio stations broadcasting and in the age group of 15+, from January to June (sample: 232,156); for TOK FM: in Warsaw from January to June and in the age group of 15+ (sample: 32,598); for TOK FM: from January to June and in cities of broadcasting and in the age group of 15+ (sample: 170,189); for Roxy FM: in cities of broadcasting and in the age group of 20-35 from January to June 2006 (47,057), for Zlote Przeboje: in Walbrzych and Bialystok in cities of broadcasting and from January to June and in the age group of 30-50 (sample for Walbrzych: 2,102, for Bialystok: 5,003).

V. MANAGEMENT BOARD'S REPRESENTATIONS

1. Representation concerning accounting policies

Management Board of Agora confirms that, to the best knowledge, consolidated half-yearly financial statements together with comparative figures, have been prepared according to all applicable accounting standards and give a true and fair view of the state of affairs of the Group at the end of the first half of the year and of the profit or loss of the Group for the period then ended.

Management Discussion and Analysis shows true view of the state of affairs of the Group, including evaluation of risks and uncertainties.

2. Representation concerning election of the Company's auditor

Management Board of Agora confirms that the Company's auditor have been elected according to applicable rules and that the company reviewing Agora's accounts and chartered accountants engaged in the review of Agora met objectives to present an objective and independent report.

VI. ADDITIONAL INFORMATION

VI.A. INFORMATION CONCERNING SIGNIFICANT CONTRACTS

In the first half of 2006 the Company has not executed any significant contracts.

VI.B. CHANGES IN CAPITAL AFFILIATIONS OF THE ISSUER WITH OTHER ENTITIES

- In the current report published on 17 January 2006, in connection with the current report no. 90/2005 dated 3 November 2005, the Company informed that the conditions precedent to the conditional sale agreement of share capital have been met. On 16 January 2006, Radio Lokalne Zielona Gora received the information that the Chairperson of the National Broadcasting Council (KRRiTV) granted the consent to Radio Lokalne Zielona Gora to dispose all its shares to Region Sp. z o.o. and to change the licence for broadcasting of radio program via the change of the broadcast program name from *Radio Blue 101.7 FM* for *RMF MAXXX*, and also via the change of the program formula for the one agreed by the parties.
- In the current report published on 8 February 2006, the Company informed of acquiring shares in the company under the business name Tres Sp. z o.o., with its seat in Sieradz (hereinafter referred to as "Tres"), the broadcaster of the radio program *Zlote Przeboje 101.3 FM*. Before the transaction Agora held 48.5% of the share capital of Tres. As the result of the transaction between Agora and three individuals - shareholders of Tres, Agora acquired shares constituting a 51.5% stake of the share capital of Tres. As the result Agora owns 100 % of the share capital of Tres (202 shares), entitling Agora to exercise 100% of voting rights at the Annual General Meeting of Shareholders.

In the proces of capital restructuring in Grupa Radiowa Agory Sp. z o.o., a subsidiary of Agora SA, the following transactions were executed

- In the current report published on 27 January 2006, in relation to the current report no. 107/2005 dated 2 December 2005, the Company informed that it has been notified that on 20 January 2006, the Warsaw District Court registered the increase of the share capital of Grupa Radiowa Agory Sp. z o.o. (GRA), the subsidiary company of Agora SA. The increase of capital by PLN 5,378,000 was conducted by constituting new 10,756 shares at the nominal value of PLN 500 each by means of in-kind contribution in 10 radio companies (for details see current report no. 107/2005 from 2 December 2005). After the registration, the share capital of GRA amounts to PLN 10,404,000 and is divided into 20,808 shares at the nominal value of PLN 500 each, entitling to 20,808 votes at the General Shareholders Meeting of Grupa Radiowa Agory Sp. z o.o.
- In the current report published on 26 April 2006 the Company informed of: disposal by Agora of shares in Elita Sp. z o.o., Klakson Sp. z o.o., Twoje Radio Sp. z o.o. and City Radio Sp. z o.o.. The share disposal agreement was executed between Agora and Grupa Radiowa Agory Sp. z o.o. on 25 April 2006.

VI.C. OTHER SUPPLEMENTARY INFORMATION

1. Remuneration, bonuses and other benefits paid, due or potentially due to members of Management and Supervisory Board

Information on remuneration is disclosed in note 24 and 25 of the financial statements.

2. Changes in ownership of shares and rights to shares by Management Board members in the first half of 2006 and until the date of publication of the report

Changes in ownership of shares by the Management Board members resulting from disposal of shares are depicted in the table below:

Tab. 14

a. shares	As at 30 June 2006	decrease	increase	As at 31December 2005
Wanda Rapaczynski	1,301,857	0	0	1,301,857
Piotr Niemczycki	1,548,372	0	0	1,548,372
Zbigniew Bak	130,850	0	0	130,850
Jaroslaw Szalinski	9,218	0	0	9,218

b. rights to shares	As at 30 June 2006	decrease	increase	As at 31December 2005
Wanda Rapaczynski	0	0	0	0
Piotr Niemczycki	0	0	0	0
Zbigniew Bak	0	0	0	0
Jarosław Szalinski	0	0	0	0

The members of the Management Board participate in the incentive plan described in the note 25 of the financial statements.

3. Changes in ownership of shares by Supervisory Board members in the first half of 2006

Tab. 15

	As at 30 June 2006	increase	decrease	As at 31December 2005
Tomasz Sielicki	33	0	0	33
Stanisław Soltysinski*(1)*	-	-	-	-
Louis Zachary	0	0	0	0
Sanford Schwartz	0	0	0	0
Slawomir Sikora	0	0	0	0
Bruce Rabb	0	0	0	0
Andrzej Szlezak	0	0	0	0

(1) Stanislaw Soltysinski invests in a „blind trust" fund.
(2) Bruce Rabb is a member of Agora's Supervisory Board since 26 June 2006.
(3 Andrzej Szlezak is the Chairman of Agora's Supervisory Board since 27 June 2006.

4. Shareholders entitled to exercise over 5% of total voting rights at the General Meeting of Shareholders, either directly or through affiliates as of the date of publication of the report

To the best of the Company's knowledge as of the day of publication of the report for the first half of 2006, the following shareholders are entitled to exercise over 5% of voting rights at the General Meeting of Shareholders in the Company:

Tab. 16

	no. of shares	% of share capital	no. of votes	% of voting rights
Agora-Holding Sp. z o.o.	10,200,748	18.0%	27,327,148	37.0%
Julius Baer Investment Management LLC	3,941,331	6.9%	3,794,001	5.1%

Warsaw, 26 September 2006

Wanda Rapaczynski – President of the Management Board	*...
Piotr Niemczycki – Deputy President of the Management Board	*Signed on the Polish original*
Zbigniew Bak – Deputy President of the Management Board	*Signed on the Polish original*
Jaroslaw Szalinski – Member of the Management Board	*Signed on the Polish original*

* For justified reasons Wanda Rapaczynski could not sign MD&A. Wanda Rapaczynski has been outside Poland since 21 September 2006 to the date of the MD&A.

INDEPENDENT AUDITORS' REVIEW REPORT ON THE CONDENSED INTERIM UNCONSOLIDATED FINANCIAL STATEMENTS

KPMG

KPMG Audyt Sp. z o.o.
ul. Chłodna 51
00-867 Warszawa, Polska

Telefon +48 22 528 11 00
Fax +48 22 528 10 09
contact_us@kpmg.pl
www.kpmg.pl

INDEPENDENT AUDITORS' REVIEW REPORT ON THE CONDENSED INTERIM UNCONSOLIDATED FINANCIAL STATEMENTS OF AGORA S.A. FOR THE PERIOD FROM 1 JANUARY 2006 TO 30 JUNE 2006

To the Shareholders of Agora S.A.

We have reviewed the accompanying condensed interim unconsolidated financial statements of Agora S.A., with its registered office in Warsaw, ul. Czerska 8/10, that consist of the condensed unconsolidated balance sheet as at 30 June 2006, with total assets of and total liabilities and equity of PLN 1,444,483 thousand, the condensed unconsolidated profit and loss account for the period from 1 January 2006 to 30 June 2006 with a net profit of PLN 510 thousand, the condensed unconsolidated statement of changes in equity for the period from 1 January 2006 to 30 June 2006 with a decrease in equity of PLN 8,484 thousand, the condensed unconsolidated cash flow statement for the period from 1 January 2006 to 30 June 2006 with an increase in cash amounting to PLN 13,450 thousand and selected explanatory notes.

Management of the Company is responsible for the preparation and presentation of these condensed interim unconsolidated financial statements in accordance with the International Financial Reporting Standard as applicable to interim financial reporting as adopted by the European Union and with respect to matters not regulated by the above Standard, in accordance with the Accounting Act dated 29 September 1994 (Official Journal from 2002, No. 76, item 694 with amendments) and the respective bylaws and in accordance with the requirements for issuers of securities admitted or sought to be admitted to trading on an official stock-exchange listing market. Our responsibility is to issue a report on these condensed interim unconsolidated financial statements based on our review.

We conducted our review in accordance with Standard No. 4 of the professional standards *General principles for the review of financial statements* issued by the Polish National Council of Certified Auditors and with the International Standard on Review Engagements 2410 *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. A review consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim unconsolidated financial statements of Agora S.A. are not prepared, in all material respects, in accordance with the International Financial Reporting Standard as applicable to interim financial reporting as adopted by the European Union.

signed on the Polish original	*signed on the Polish original*
....	....
Certified Auditor No. 90046/7419 Marcin Domagała	On behalf of KPMG Audyt Sp. z o.o. ul. Chłodna 51, 00-867 Warsaw Certified Auditor No. 90046/7419 Marcin Domagała Member of the Management Board

Warsaw, 26 September 2006

CONDENSED UNCONSOLIDATED FINANCIAL STATEMENTS

AGORA S.A.

CONDENSED UNCONSOLIDATED FINANCIAL STATEMENTS

as at 30 June 2006 and for six month period then ended

(all amounts in PLN thousands unless otherwise indicated) translation only

Unconsolidated balance sheet as at 30 June 2006

	As at 30 June 2006	As at 31 December 2005	As at 30 June 2005*
Assets			
Non-current assets:			
Intangible assets	82,242	83,093	75,339
Property, plant and equipment	466,551	486,717	508,132
Investments	309,006	295,534	316,163
Receivables and prepayments	89,932	95,979	100,071
Deferred tax assets	16,045	13,488	12,709
	963,776	974,811	1,012,414
Current assets:			
Inventories	11,824	15,056	9,363
Accounts receivable and prepayments	176,647	183,424	201,227
Income tax receivable	4,417	8,764	-
Short-term securities and other financial assets	95,852	73,481	74,799
Cash and cash equivalents	191,967	178,517	234,998
	480,707	459,242	520,387
Total assets	1,444,483	1,434,053	1,532,801

* including changes described in point 1.

(all amounts in PLN thousands unless otherwise indicated) translation only

	As at 30 June 2006	As at 31 December 2005	As at 30 June 2005*
Equity and liabilities			
Equity			
Share capital	56,758	56,758	56,758
Treasury shares (negative value)	(119,971)	(119,952)	-
Share premium	353,646	353,646	353,646
Other reserves	24,842	6,336	177
Retained earnings	767,320	794,291	778,163
Total equity	1,082,595	1,091,079	1,188,744
Non-current liabilities			
Deferred tax liabilities	64,139	60,514	56,359
Interest-bearing loans and borrowings	122,045	139,480	139,480
Retirement severance provision	1,099	995	1,280
Deferred revenues and accruals	1	4	1
Other	67	35	20
	187,351	201,028	197,140
Current liabilities:			
Retirement severance provision	156	143	12
Accounts payable	114,148	112,430	113,929
Income tax liabilities	-	-	1,550
Short-term borrowings	17,435	-	-
Provisions	5,761	3,089	3,527
Deferred revenues and accruals	37,037	26,284	27,899
	174,537	141,946	146,917
Total equity and liabilities	1,444,483	1,434,053	1,532,801

* including changes described in point 1.

(all amounts in PLN thousands unless otherwise indicated) translation only

Unconsolidated income statement for six months ended 30 June 2006

	Six months ended 30 June 2006	Six months ended 30 June 2005*
Sales	498,825	536,687
Cost of sales	(286,424)	(278,315)
Gross profit	212,401	258,372
Selling expenses	(171,652)	(128,595)
Administrative expenses	(56,510)	(47,548)
Other operating income	6,764	6,703
Other operating expenses	(11,307)	(8,953)
Operating profit / (loss)	(20,304)	79,979
Finance income	31,459	64,540
Finance cost	(9,543)	(7,412)
Profit before income taxes	1,612	137,107
Income tax expense	(1,102)	(18,252)
Net profit for the period	510	118,855
Earnings per share (in PLN)	0.01	2.09

* including changes described in point 1.

(all amounts in PLN thousands unless otherwise indicated)

Unconsolidated statement of changes in equity for six months ended 30 June 2006

	Share capital	Treasury shares (negative value)	Share premium	Other reserves	Retained earnings	Total equity
Six months ended 30 June 2006						
As at 31 December 2005	56,758	(119,952)	353,646	6,336	794,291	1,091,079
Net profit /(loss) for the period	-	-	-	-	510	510
Share-based payments	-	-	-	18,513	-	18,513
Share buy-back for their redemption (1)	-	(19)	-	-	-	(19)
Dividends declared	-	-	-	-	(27,488)	(27,488)
Other	-	-	-	(7)	7	-
As at 30 June 2006	56,758	(119,971)	353,646	24,842	767,320	1,082,595

(1) in 2006 the share buy-back programme was not carried out. The change in treasury shares represents direct costs related to execution of this programme.

(all amounts in PLN thousands unless otherwise indicated)

	Share capital	Treasury shares (negative value)	Share premium	Other reserves	Retained earnings	Total equity
Year ended 31 December 2005						
As at 31 December 2004	56,758	-	353,646	180	687,683	1,098,267
Net profit /(loss) for the period	-	-	-	-	134,953	134,953
Share-based payments	-	-	-	6,190	-	6,190
Share buy-back for their redemption	-	(119,952)	-	-	-	(119,952)
Dividends declared	-	-	-	-	(28,379)	(28,379)
Other	-	-	-	(34)	34	-
As at 31 December 2005	56,758	(119,952)	353,646	6,336	794,291	1,091,079
Six months ended 30 June 2005*						
As at 31 December 2004	56,758	-	353,646	180	687,683	1,098,267
Net profit /(loss) for the period	-	-	-	-	118,855	118,855
Dividends declared	-	-	-	-	(28,379)	(28,379)
Other	-	-	-	(3)	4	1
As at 30 June 2005	56,758	-	353,646	177	778,163	1,188,744

* including changes described in point 1.

(all amounts in PLN thousands unless otherwise indicated) translation only

Unconsolidated cash flow statement for six months ended 30 June 2006

	Six months ended 30 June 2006	Six months ended 30 June 2005*
Cash flows from operating activities		
Profit before income taxes	1,612	137,107
Adjustments for:		
Depreciation of property, plant and equipment	23,683	29,878
Amortisation of intangible assets	1,572	159
Foreign exchange (gain) / loss	189	(429)
Interest, net	339	(675)
(Profit) / loss on investing activities	3,640	(828)
Dividend income	(23,769)	(37,726)
(Decrease) / increase in provisions	2,789	2,906
(Increase) / decrease in inventories	3,232	5,144
(Increase) / decrease in receivables and prepayments	25,652	(48,398)
(Decrease) / increase in payables	(16,571)	18,554
(Decrease) / increase in deferred revenues and accruals	10,749	2,318
Other adjustments (1)	17,041	271
Cash generated from operations	50,158	108,281
Income taxes (paid) / returned	(1,476)	(7,994)
Net cash from operating activities	48,682	100,287
Cash flows from investing activities		
Proceeds from sale of property, plant and equipment and intangibles	209	84
Disposal of subsidiaries	3,432	2,198
Disposal of financial assets	722	723
Dividends received	7,769	2,726
Repayment of loans granted	477	10,573
Interest received	2,938	5,572
Disposal of short-term securities	44,932	30,000
Repayment of finance lease receivables	3,338	3,132
Purchase of property plant and equipment and intangibles	(7,676)	(9,229)
Acquisition of subsidiaries and associates and other investments in subsidiaries and associates	(2,943)	(708)
Acquisition of short-term financial assets	(65,987)	(90,000)
Loans granted	(19,078)	(8,412)

(all amounts in PLN thousands unless otherwise indicated) translation only

	Six months ended 30 June 2006	Six months ended 30 June 2005*
Other	-	(68)
Net cash used in investing activities	(31,867)	(53,409)
Cash flows from financing activities		
Repurchase of own shares (2)	(19)	-
Interest paid	(3,276)	(4,602)
Other	(70)	(673)
Net cash used in financing activities	(3,365)	(5,275)
Net increase (decrease) in cash and cash equivalents	13,450	41,603
Cash and cash equivalents		
At start of period	178,517	193,395
At end of period	191,967	234,998

* including changes described in point 1.

(1) "other adjustments" include mainly share-based payment costs in the amount of PLN 18,513 thousand.

(2) in 2006 the share buy-back programme was not carried out. The change in treasury shares represents direct costs related to execution of this programme.

Selected unconsolidated financial data together with translation into EURO

	PLN thousand		EURO thousand	
	Six months ended 30 June 2006	Six months ended 30 June 2005	Six months ended 30 June 2006	Six months ended 30 June 2005
Sales	498,825	536,687	128,101	131,187
Operating profit / (loss)	(20,304)	79,979	(5,214)	19,550
Profit before income taxes	1,612	137,107	414	33,514
Net profit	510	118,855	131	29,053
Net cash from operating activities	48,682	100,287	12,502	24,514
Net cash used in investing activities	(31,867)	(53,409)	(8,184)	(13,055)
Net cash used in financing activities	(3,365)	(5,275)	(864)	(1,289)
Net increase / (decrease) in cash and cash equivalents	13,450	41,603	3,454	10,169
Total assets	1,444,483	1,532,801	357,245	377,937
Non-current liabilities	187,351	197,140	46,335	48,608
Current liabilities	174,537	146,917	43,166	36,225
Equity	1,082,595	1,188,744	267,744	293,105
Share capital	56,758	56,758	14,037	13,995
Weighted average number of shares	54,977,535	56,757,525	54,977,535	56,757,525
Earnings per share (in PLN / in EURO)	0.01	2.09	0.00	0.51
Book value per share (in PLN / in EURO)	19.69	20.94	4.87	5.16

1. Accounting policies

Accounting policies applied by Agora SA are consistent with policies applied by the Group (described in note 2 to the consolidated financial statements), with the exception of shares in subsidiaries and associates which are stated at cost less impairment losses.

Following the changes described in the financial statements for 2005, the financial data as at and for six months ended 30 June 2005 has been restated. These changes related to:

- change of presentation of liquid financial assets (reclassification of buy-sell back treasury bonds from short-term financial assets to cash and cash equivalents);
- change of classification of printing presses lease agreements. The machinery is owned by Agora SA and are leased to subsidiary, Agora Poligrafia Sp. z o.o. Previously they were classified as operating lease, whereas in the financial statements for 2005 and afterwards they have been treated as finance lease.

(all amounts in PLN thousands unless otherwise indicated) translation only

The summary of changes is presented in the table below:

	Data presented in the report for the first half of 2005	Restatement	Comparative data presented in the report for the first half of 2006
Net cash from operating activities for six months ended 30 June 2005	102,510	(2,223)	100,287
Net cash used in investing activities for six months ended 30 June 2005	(31,757)	(21,652)	(53,409)
Net increase (decrease) in cash and cash equivalents for six months ended 30 June 2005	65,478	(23,875)	41,603
Short-term securities and other financial assets as at 30 June 2005	189,783	(114,984)	74,799
Cash and cash equivalents as at 30 June 2005	120,014	114,984	234,998
Property, plant and equipment as at 30 June 2005	589,465	(81,333)	508,132
Non-current receivables and prepayments as at 30 June 2005	5,207	94,864	100,071
Current accounts receivables and prepayment as at 30 June 2005	194,361	6,866	201,227
Equity as at 30 June 2005	1,172,225	16,519	1,188,744
Deferred tax liabilities as at 30 June 2005	52,481	3,878	56,359
Sales for six months ended 30 June 2005	542,592	(5,905)	536,687
Cost of sales for six months ended 30 June 2005	(285,229)	6,914	(278,315)
Finance income for six months ended 30 June 2005	51,297	13,243	64,540
Finance cost for six months ended 30 June 2005	(7,943)	531	(7,412)
Income tax expense for six months ended 30 June 2005	(15,438)	(2,814)	(18,252)
Net profit for six months ended 30 June 2005	106,886	11,969	118,855
EPS for six months ended 30 June 2005 (PLN)	1.88	0.21	2.09

(all amounts in PLN thousands unless otherwise indicated) translation only

2. Notes

The Management Board of Agora SA believes that the Agora Group's semi-annual consolidated financial statements present all material information required to assess the Company's financial position and financial results for six months ended 30 June 2006. The condensed unconsolidated semi-annual financial statements are an integral part of the semi-annual consolidated report of the Agora Group and therefore should be read together with the semi-annual consolidated financial statements.

The Unconsolidated Balance Sheets as of 30 June 2006 and 30 June 2005, the Unconsolidated Income Statements, the Unconsolidated Cash Flows Statements and the Unconsolidated Statements of Changes in Shareholders' Equity for the six months ended 30 June 2006 and 30 June 2005 have been reviewed by independent auditors. The Unconsolidated Balance Sheet as of 31 December 2005, the Unconsolidated Income Statement, the Unconsolidated Cash Flows Statement and the Unconsolidated Statement of Changes in Shareholders' Equity for the twelve months ended 31 December 2005 have been audited.

Warsaw, 26 September 2006

Wanda Rapaczynski – President of the Management Board	*………………………………………
Piotr Niemczycki – Deputy President of the Management Board	*Signed on the Polish original*
Zbigniew Bak – Deputy President of the Management Board	*Signed on the Polish original*
Jaroslaw Szalinski – Member of the Management Board	*Signed on the Polish original*

Signature of the person responsible for keeping the accounting records

Anna Kacprowicz – Chief Accountant	*Signed on the Polish original*

* For justified reasons Wanda Rapaczynski could not sign financial statements. Wanda Rapaczynski has been outside Poland since 21 September 2006 to the date of the financial statements.

"Nowy Dzien" to cease publication

AGORA

21-02-2006

Company's announcement

The Management Board of Agora SA (the Company) hereby informs that it made the decision to cease publication of the daily "Nowy Dzien". The last issue of the daily will appear on February 23rd, 2006. "Nowy Dzien" started publication on November 14th, 2005. In accordance with the business assumptions, the daily needed to achieve average copy sales of 250 000 for the project to be profitable. In 2005 copy sales of "Nowy Dzien" were below 200 000 and showed a declining trend. In 2006, despite editorial changes and new promotional activities copy sales declined further. In connection with the above, the Management Board concluded that the reversal of the negative trend and reaching the target copy sales levels is not possible and hence further expenditures connected with the continued publication of the daily are not in the interest of the Company and its shareholders.

Member of the board announces stock sale - correction

AGORA

02-03-2006

The Management Board of Agora SA with its seat in Warsaw ("the Company") hereby informs, that as a result of the reconciliation of the share disposal agreement concluded by members of Agora's Management Board on December 20th, 2004 (see: current report no. 39/2004 dated December 21st, 2004), on March 1st, 2006 one of the members of the Management Board acquired information that the number of shares provided by a broker on the transactions carried out from February 28th to March 4th, 2005 was miscalculated. The Company informed about the aforementioned transaction in the current report 11/2005 dated march 7th, 2005. In the information provided by a brokerage house, based on which the Company published current report no 11/2005 dated March 7th, 2005, the number of shares that were disposed of amounted to 3 800 and according to the corrected information it should have amounted to 4 800.

The correct current report should read:

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby informs that a Management Board Member was informed by a broker about the sale of 4 800 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on December 20th, 2004 (see: current report no. 39/2004 dated December 21st, 2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between February 28th and March 4th. The sale price stood at PLN 62.19 per share.

As of Friday April 14, the cover price of "Gazeta Wyborcza" will be PLN 1.5 nationally

AGORA.

12-04-2006

Company's announcement

Agora decided to lower "Gazeta Wyborcza's" cover price to PLN 1.5 nationally following the announcement of the cover price of the new Axel Springer product. This decision will enable readers to make their choices based exclusively on quality, rather than on economic factors.

Axel Springer, perhaps concerned that the German format might have trouble finding its legs among the well entrenched Polish newspapers, started an aggressive price war. This German company gained market experience chiefly in the tabloid segment, where it introduced drastic price reductions as a main tool for building sales.

In Agora's opinion such practices are a bad way to define the relationship with readers of quality newspapers. Such relationships are built on the highest quality journalism and an ongoing dialogue, and not on the lowest price.

Axel Springer's pricing strategy de facto constitutes an attack on the entire quality newspaper segment in Poland. The only innovation this company has so far introduced in the quality segment is to use the supermarket strategy of " the cheapest in the category."

The Company's decision may have a material impact on the level of revenues from "Gazeta Wyborcza" copy sales.

The Company's statement concerning compliance with the rules of "Best practices in public companies"

AGORA

14-04-2006

Company's announcement

Acting pursuant to § 29 of the Warsaw Stock Exchange Regulations, the Management Board of Agora SA with its seat in Warsaw (the "Company") hereby furnishes the statement regarding conformity with the rules of corporate governance.

I. Objective of the Company

The basic objective of operations of a company's authorities is to further the interest of the company, i.e. to increase the value of the assets entrusted by its shareholders, with consideration to the rights and interests of entities other than shareholders, involved in the functioning of the company, including, in particular, the company's creditors and employees

COMPLIANT

II. Majority Rule and Protection of Minority

A joint-stock company is a capital venture, and, therefore, it must respect the principle of capital majority rule, and the primacy of majority over minority. A shareholder who contributed bigger capital also bears a higher economic risk. It is, therefore, justified that his interest be taken into consideration in proportion to the contributed capital. The minority must have a guarantee of proper protection of their rights, within limits set by the law and commercial integrity. While exercising its rights, the majority shareholder should take into account the interests of the minority.

NON-COMPLIANT. In 1998 the Company issued registered shares which give their holders certain privileges.Series A registered shares enjoy voting preference that gives their holders 5 votes per share. Furthermore, series A registered shares provide their holders with privileges which limit the rights of other shareholders including the right to nominate candidatures to the Company's Management and Supervisory Board (the shareholders specified in § 21 item 1 point a) letter (ii) are also eligible to nominate the candidates to the Supervisory Board).Since the Company's IPO Agora-Holding Sp. z o.o. has held all series A registered shares. Agora's share capital structure was subjected to the idea of maintaining "Gazeta Wyborcza's" autonomy which, among others, constitutes the fundamental factor of the Company's value. Such a structure reflects solutions applied in countries of developed capital markets and was adopted prior to the Company's IPO. The preferences ascribed to series A registered shares were disclosed by the Company in its Initial Offering Circular.On July 20th, 2005, the series C registered shares, on the motion submitted by a shareholder, were converted into ordinary bearer shares, losing their preferred status.

III. Honest Intentions and No-Abuse of Rights

The exercise of rights and the reliance on legal institutions should be based on honest intentions (good faith) and cannot reach beyond the purpose and economic reasons for which these institutions have been established. No activities should be taken which exceed the limits so set and, thus, constitute an abuse of the law. The minority should be protected against abuse of ownership rights by the majority and the interests of the majority should be protected against abuse by the minority of its rights, thus, ensuring the best protection of equitable interests of the shareholders and other market participants.

COMPLIANT

IV. Court Control

The company's authorities and persons chairing a general meeting cannot decide on issues which should be resolved by court judgments. This does not apply to activities which are within the powers of the company's authorities and persons chairing general meetings or which they are obliged to undertake by force of law.

COMPLIANT

V. Independent Opinions Ordered by the Company

When choosing an entity which is to provide expert services, including, in particular, the services of an expert auditor, financial and tax advisory services, as well as legal services, the company should consider whether there exist circumstances limiting the independence of this entity when performing the entrusted tasks.

COMPLIANT

BEST PRACTICES OF GENERAL MEETINGS

1. A general meeting should take place in a location and at a time to allow the participation of as many shareholders as possible.

COMPLIANT. Annual general meetings are held at the Company's head office in Warsaw.The company plans to enable the interested parties to follow general meetings through the Internet.

2. A request for convening a general meeting and placing certain issues on its agenda, made by parties entitled to do that, should be justified. Draft resolutions proposed to be adopted by the general meeting and other key documents should be presented to the shareholders along with a justification and an opinion of the supervisory board prior to the general meeting, in advance so as to allow them to review and evaluate the same.

COMPLIANT. The Company provides all significant materials regarding the general meeting of shareholders to all shareholders who make such a request at least 7 days prior to the date of the meeting. Additionally, all relevant materials related to a general meeting of shareholders are available to interested parties on the Company's website.

3. The general meeting convened at the request of shareholders should be held on a date given in the request, and if this date cannot be kept, on the closest date which will allow the general meeting to settle the issues placed on its agenda.

COMPLIANT. In case such a request is made the Company shall comply with the Code's recommendations.

4. A general meeting whose agenda includes certain issues at the request of authorized entities or which has been convened at such request may be cancelled only upon consent of the requesting parties. In all other instances, a general meeting may be cancelled if its holding is hindered (force majeure) or is obviously groundless. The meeting is called off in the same manner as it has been convened, ensuring as little negative consequences for the company and its shareholders as possible, and in any case no later than three weeks prior to the original date of the meeting. A change in the date of the general meeting is made in the same manner as the cancellation, even if the proposed agenda does not change.

COMPLIANT. General Meetings of Shareholders have not been cancelled by the Company. In case of deciding upon cancellation of the General Meeting of Shareholders in the future the Company shall comply with the Code's recommendations.

5. In order for a representative of a shareholder to participate in a general meeting, his right to act on behalf of the shareholder should be duly documented. It should be presumed that a written document confirming the right to represent a shareholder at a general meeting is in conformity with the law and does not require any additional confirmations and acknowledgement unless its authenticity or validity prima facie raises doubts of the company's management board (upon drawing-up the attendance list) or the chairman of the general meeting.

COMPLIANT. Participation at a general meeting of shareholders and the exercise of voting rights requires a proxy statement in a written form, subject to legal invalidity, granted by a person duly entitled to do so, based on appropriate commercial register, or in the case of individuals based on the regulations of the Polish civil code.

6. The general meeting should have regular by-laws setting forth the detailed principles of conducting the meetings and adopting resolutions. The by-laws should contain, in particular, provisions concerning elections, including elections to the supervisory board by voting in separate groups. The by-laws should not be subject to frequent changes; it is advisable that the changes enter into force as of the subsequent general meeting.

COMPLIANT. The by-laws of the General Meeting of Shareholders was adopted on May 8, 1998. Amendments to the by-laws were made on December 1, 1998 - in relation to the Company's planned IPO - as well as on June 24, 2002 - to adjust the by-laws to amendments of the commercial law. The by-laws are available on the Company's website

7. A person opening the general meeting should procure an immediate election of the chairman of the meeting, and should refrain from any substantial or formal decisions.

COMPLIANT. An appropriate entry can be found in § 5 of the by- laws of the general meeting of shareholders.

8. The chairman of the general meeting ensures an efficient conduct of the meeting and observance of the rights and interests of all shareholders. The chairman should counteract, in particular, the abuse of rights by the participants of the meeting and should guarantee that the rights of minority shareholders are respected. The chairman should not, without sound reason, resign from his function, or put off the signing of the minutes of the meeting.

COMPLIANT. Pursuant to the by-laws of the general meeting of the shareholders (§ 6 section 6):"The Chairman shall ensure the conduct of the Meeting remains in conformity with the adopted agenda, regulations of law, Statutes and Bylaws herein" According to § 6 section 7 of the by - laws :"In particular the Chairman shall:

a)ensure the Meeting is held in an efficient and orderly manner;

b)allow participants to speak;

c) command procedural instructions;

d) order votes, ensure their proper conduct and announce their results;

e) arbitrate procedural issues".

9. A general meeting should be attended by members of the supervisory board and the management board. An expert auditor should be present at a n annual general meeting and at an extraordinary general meeting if financial matters of the company are to be discussed thereat. The absence of a supervisory or a management board member from the general meeting requires an explanation, which should be given at the meeting.

COMPLIANT

10. Members of the supervisory board and the management board and the expert auditor of the company should, within their powers and to the extent necessary for the settlement of issues discussed by the general meeting, provide the participants of the meeting with explanations and information concerning the company.

COMPLIANT

11. All answers provided by the management board to the questions posed by the general meeting should take into account the fact that the reporting obligations are performed by a public company in a manner which follows from the Law on Public Trading in Securities, and certain information cannot be provided otherwise.

COMPLIANT

12. Short breaks in the session which do not defer the session, ordered by the chairman in justified cases, cannot be aimed at hindering the exercise of the rights by the shareholders..

COMPLIANT. In case of announcing a short break in the session the Company shall comply with the stipulations of the General Meeting by-laws which remain in conformity with the Code's recommendations.

13. Voting on issues placed on the agenda may be carried out only on issues related to the conduct of the meeting. This voting procedure cannot apply to resolutions which may have impact on the exercise by the shareholders of their rights..

COMPLIANT

14. A resolution not to consider an issue placed on the agenda may be adopted only if it is supported by sound reasons. A motion in this respect should be accompanied by a detailed justification. A decision to remove an item from the agenda or not to consider an issue put on the agenda at a shareholder's request requires a general meeting resolution, once all the shareholders present who put the issue on the agenda have given their consent, supported by 75% of the votes present at the meeting.

COMPLIANT. The statutes provide that: "Removal of any matters from the agenda of a General Meeting of the Shareholders at the request made on the basis of Article 400 of the Commercial Companies Code by a shareholder representing at least one tenth of the Company's share capital, shall require consent of the shareholder who made such request." Moreover § 15 item 3 of the Statutes provides that the absolute majority of 3/4 (three quarters) votes cast when the Shareholders representing at least 50% of the Company's share capital are present, shall be required for the resolution on the removal of matters from the agenda of the General Meeting of the Shareholders that were previously contained in the agenda.

15. A party objecting to a resolution must have an opportunity to concisely present the reasons for its objection.

COMPLIANT

16. Due to the fact that the Code of Commercial Companies does not provide for court control in the event where a resolution is not adopted by the general meeting, the management board or the chairman of the meeting should form the resolutions in such a way that each person who does not agree with a decision being the subject of the resolution, have the possibility of challenging the same; provided that he is entitled to do so.

COMPLIANT

17. At the request of a participant in the general meeting, his written statement is recorded in the minutes

COMPLIANT. In case of such request the Company shall comply with the recommendations of the Code.

Best Practices of Supervisory Boards

18. . The supervisory board submits to the general meeting an annual concise evaluation of the company's standing. The evaluation should be made available to all shareholders early enough to allow them to become acquainted with the

contents before the annual general meeting.

COMPLIANT. As the Supervisory Board meeting concerning the annual report was scheduled after the disclosure of this report, the Board's evaluation of the company's standing will be presented in a separate disclosure in compliance with timing requirements of the Rule 18.

19. A member of the supervisory board should have relevant education, professional and practical experience, be of high morale and be able to devote all time required to properly perform the function on the supervisory board. Candidates for members of the supervisory board should be presented and supported by reasons in sufficient detail to allow an educated choice.

COMPLIANT. A justification for candidates to Supervisory Board Members submitted to a general meeting of shareholders is always provided. The material presented in this respect includes a detailed CV of the candidate. The Company publishes submitted candidacies on its website.

20. (a) At least half the members of the supervisory board should be independent members. Independent members, subject to point (d) below. Independent members of the supervisory board should not have any relations with the company and its shareholders or employees, which could have significant impact on the independent member's ability to make impartial decisions.(b) Detailed criteria of independence should be laid down in the statutes of the company. (c) Without consent of the majority of independent supervisory board members , no resolutions should be adopted on the following issues: performances of any kind by the company and any entities associated with the company in favor of members of the management board; consent to the execution by the company or its subsidiary of a key agreement with an entity associated with the company, a member of the supervisory board or the management board, and with their associated entities; and appointment of an expert auditor to audit the financial statements of the company. d) In companies where one shareholder holds a block of shares carrying over 50% of all voting rights, the supervisory board should consist of at least two independent members, including an independent chairman of the audit committee, should such a committee be set up.

COMPLIANT. § 20 item 6 of the statutes requires that at least three out of five members of the Supervisory Board shall be independent and specifies that such a person satisfies the following conditions: is not an Affiliate of the Company (except for being a member of the Company's Supervisory Board) nor is an Affiliate of an entity controlling or controlled by the Company or an Affiliate of an entity controlled by an entity controlling the Company, within the meaning of the Law on the Public Trading of Securities, collectively, the "Agora Group"; and is not related to, or of kin to a second degree, to an employee of an entity included in the Agora Group. As far as point c) of Rule 20 is concerned the Management Board intends to introduce relevant changes to the statutes of the Company at the nearest general meeting.

21. A supervisory board member should, most of all, bear in mind the interests of the company.

COMPLIANT. The members of the Supervisory Board during their term of office act in the best interest of the Company.

22. Members of the supervisory board should take relevant actions in order to receive from the management board regular and complete information on any and all significant issues concerning the company's operations and on the risk related to the carried out business and ways of managing such risk.

COMPLIANT. During every meeting of the Supervisory Board, the Management Board discusses all the important matters relating to the operations of the Company. In matters of the utmost urgency the Management Board informs the Supervisory Board by circulation. The Company's Statute specifies situations in which the Management Board's decisions must be approved by Supervisory Board.

23. A supervisory board member should inform the remaining members of the board of any conflict of interest that arises, and should refrain from participating in discussions and from voting on passing a resolution on the issue in which the conflict of interest has arisen.

COMPLIANT. Such a situation shall be regulated accordingly with the resolution of the Supervisory Board of May 14, 2003 concerning the duties of the Supervisory Board and performance of the mandate of the Supervisory Board member which remains in conformity with the Code's recommendations.

24. Information on personal, actual, and organizational connections of a supervisory board member with a given shareholder, and, in particular, with the majority shareholder, should be available to public. The company should have a procedure in place for obtaining information from members of the supervisory board and for making it available to the public.

COMPLIANT

25. Supervisory board meetings, save for issues which directly concern the management board or its members, and, in particular, removal, liability, and setting remuneration, should be accessible and open to members of the management board.

COMPLIANT

26. A supervisory board member should enable the management board to present publicly and in an appropriate manner information on the transfer or acquisition of the shares of the company or of its dominant company or a subsidiary, and of transactions with such companies, provided that such information is relevant for his financial standing.

COMPLIANT

27. Supervisory board members' remuneration should be set on the basis of a set of transparent procedures and rules. The remuneration should be fair but should not constitute a significant cost item in the company's business or have a material impact on its financial results. It should also be in reasonable relation to the remuneration of members of the management board. The total amount of all supervisory board members remuneration, as well as the remuneration of individual members, with a breakdown of its various elements should be disclosed in the annual report together with information on the procedures and rules applied to determine it.

COMPLIANT. Starting with the annual report for 2004 the Company discloses the remuneration of individual Board Members.The remuneration of members of the Supervisory Board is not a significant item in the Company's operating costs.

28. The supervisory board should operate in accordance with its by-laws which should be available to the public. The by laws should stipulate that at least two committees should be set up: audit and remuneration. The remuneration committee should consist of at least two independent members and at least one person possessing the relevant qualifications and experience in accounting and finance. The committee's task should be specified in the board by-laws. The committees should present reports on their activities to the supervisory board every year. The company should then make these reports available to shareholders.

COMPLIANT. Main issues concerning the functioning of the Supervisory Board including among others, means of convening meetings, conditions for validity of resolutions, rights of the Chairman as well as participating in meeting with the use of remote means of communication are provided by the statutes. Other issues connected with the functioning of the Supervisory Board including the regulations of the Best Practices Code were regulated by the resolution of the Supervisory Board of May 14, 2003 concerning the duties of the Supervisory Board and performance of the mandate of the Supervisory Board Member. There are two committees in the Company. The Audit Committee was established on November 25th, 2002. The Human Resources and Remuneration Committee was established on May 17th, 2005. The by-laws of both committees are available on the Company's website.

29. The agenda of a supervisory board meeting should not be amended or supplemented during the meeting which it concerns. This requirement does not apply if all members of the supervisory board are present and agree to the amendment or supplementation of the agenda, and in instances where the adoption of certain activities by the supervisory board is necessary in order to protect the company against damage and in the case of a resolution which concerns the determination whether there exists a conflict of interest between a supervisory board member and the company.

COMPLIANT. The agenda for the Supervisory Board Meeting is set seven days prior to the planned date of the meeting. After approval of the Chairman of the Supervisory Board, the agenda, together with the necessary documents is distributed to all members of the Supervisory Board, unless there exist circumstances which justify shortening of this period.

30. A supervisory board member delegated by a group of shareholders to permanently exercise supervision should submit to the supervisory board detailed reports on the performance of his task.

COMPLIANT. In case such situation takes place, a member of the Supervisory Board delegated to perform permanent supervision shall be obliged by the resolution of the Supervisory Board of May 14, 2003 concerning the duties of the Supervisory Board and performance of the mandate of the Supervisory Board member which resolution regulates such duties.

31. A supervisory board member should not resign from his function during a term of office if this could render the functioning of the board impossible, and, in particular, if it could hinder the timely adoption of an important resolution.

COMPLIANT. The statutes also provides that in case a member of the Supervisory Board resigns from the post, the Supervisory Board is in the position to appoint a new member whose term of office shall end at the nearest General Meeting.

Best Practices of Management Boards

32. Bearing in mind the interest of the company, the management board sets forth the strategy and the main objects of the company's operations, and submits them to the supervisory board. The management board is liable for the implementation and performance of the same. The management board cares for transparency and effectiveness of the company management system and the conduct of its business in accordance with the legal regulations and best practice.

COMPLIANT. The Management Board sets forth the strategy of the Company and consults it with the Supervisory Board. The Management Board is responsible for the realization of the accepted strategy.

33. While making decisions on corporate issues, members of the management board should act within the limits of justified economic risk, i.e. after consideration of all information, analyses and opinions, which, in the reasonable opinion of the management board, should be taken into account in a given case in view of the company's interest. While determining the interest of the company, one should keep in mind the justified in long term perspective interests of the shareholders, creditors, employees of the company and other entities and persons cooperating with the company, as well as the interests of local community.

COMPLIANT. The Management Board of the Company closely analyses all actions taken and decisions made, The Members of the Management Board fulfill their duties with great care and with the use of their knowledge and personal experience.

34. In transactions with shareholders and other persons whose interests have impact on the interest of the company, the management board should act with utmost care to ensure that the transactions are at arms' length.

COMPLIANT

35. A management board member should display full loyalty towards the company and avoid actions which could lead to implementing exclusively own material interest. If a management board member receives information on the possibility of making an investment or another advantageous transaction concerning the objects of the company, he should present such information immediately to the management board for the purpose of considering the possibility of the company taking advantage of it. Such information may be used by a management board member or be passed over to a third party only upon consent of the management board and only when this does not infringe the company's interest.

COMPLIANT

36. A management board member should treat his shares in the company and in its dominant companies and subsidiaries as a long-term investment.

COMPLIANT

37. Management board members should inform the supervisory board of each conflict of interest in connection with the performed function or of the risk of such conflict.

COMPLIANT

38. The remuneration of management board members should be set based on transparent procedures and principles, taking into account its incentive nature and ensuring effective and smooth management of the company. The remuneration should correspond to the size of the company's business enterprise, should be in reasonable relation to the economic results, and be related to the scope of liability resulting from a given function, taking into account the level of remuneration of members of management boards in similar companies in a similar market.

COMPLIANT. Members of the Management Board obtain fixed remuneration connected with the functions of the board's members as well as with the functions of the managing directors. Once a year members of the Management Board may obtain cash incentive bonus dependent on the Company's realization of the forecasted financial results. The remuneration of Agora's Management Board members is lower than in other companies of comparable size. Furthermore, members of the Management Board are subject to incentive plans carried out by Agora-Holding Sp. z o.o. in co-operation with Agora SA.

39. The total amount all management board members' remuneration, as well as the remuneration of individual members, with a breakdown of its various elements should be disclosed in the annual report together with information on the procedures and rules applied to determine it. If the amount of remuneration of individual members of the management board significantly differs, it is recommended that a relevant explanation be published

COMPLIANT. Starting with the annual report for 2004 the Company discloses the remuneration of individual Board Members.

40. The management board should lay down the principles and procedure of operations and allocation of powers in the by-laws which should be open and generally available.

COMPLIANT. The by - laws of the Management Board are available on the Company's website.

Best Practices in Relations with Third Parties and Third Party Institutions

41. The selection of an expert auditor for a company should guarantee impartiality of performance of the entrusted tasks.

COMPLIANT

42. In order to ensure proper impartiality of opinion, the company should change the expert auditor at least once every five years. The change of auditor should also be understood as a change in an individual carrying out the audit. Additionally, over a long period of time the company should not use the services of the same auditing entity.

43. The auditor should be selected by the supervisory board on the recommendation of the audit committee, or by the general meeting on the recommendation of the supervisory board containing the audit committee recommendation. If the auditor other that the one recommended by the audit committee is chosen by either the board or the general meeting, detailed reasons should be given. Information on the selection of auditing entity together with the relevant justification should be disclosed in the annual report.

COMPLIANT

44. The current auditor or the auditor auditing the annual accounts of the company or its subsidiaries in the period under examination cannot act as a special purpose auditor for the same company.

COMPLIANT. In case of a necessity to appoint such an auditor the Company shall comply with the Code's recommendations.

45. A company should acquire its own shares in such a way that no group of shareholders be privileged

COMPLIANT. The share buyback program in 2005 was carried out in accordance with the provisions of the Polish Commercial companies code. The Company made all efforts to ensure that no group of shareholders was privileged during the execution of the program.

46. The statutes of the company, its basic internal regulations, information and documents related to general meetings, and the financial statements should be made available in the registered office of the company and on its website.

COMPLIANT. The statute of the Company, its basic internal regulations, information and documents related to general meetings of shareholders are available in the registered head office of the Company and on its website www.agora.pl

47. The Company should have proper media relations procedures and regulations and an information policy, ensuring coherent and reliable information about the company. The company should, in compliance with the legal regulations and taking into account its interests, make available to mass media representatives information on its current operation and business, standing, and enable their presence at general meetings.

COMPLIANT

48. In its annual report, a company should make public its statement on the application of corporate governance standards. If the standards are not applied to any extent, the company should also publicly explain this fact.

COMPLIANT. The statement concerning the application of corporate governance standards is made public by announcing the report herein.

List of current reports published in 2005

AGORA

14-04-2006

The Management Board of Agora SA with its seat in Warsaw ("The Company") hereby releases the list of all current and interim reports specified in Art. 56 item 1 of the Public Offering Act, published by the Company in 2005. All reports included in the list are available on the Company's website: www.agora.pl/investor relations.

Report No.	Date	Subject
1/2005	04-01-2005	Commence of using new system of data distribution
2/2005	10-01-2005	Member of the board announces stock sale
3/2005	0-01-2005	Member of the board announces stock sale
4/2005	14-01-2005	2004 Agora Group revenue
5/2005	24-01-2005	Disposal of shares of CHI Sp. z o.o.
6/2005	14-02-2005	Agora's policy for returning profits to shareholders
7/2005	21-02-2005	Member of the board announces stock sale
8/2005	21-02-2005	Member of the board announces stock sale
9/2005	28-02-2005	Member of the board announces stock sale
10/2005	28-02-2005	Member of the board announces stock sale
11/2005	07-03-2005	Member of the board announces stock sale
12/2005	07-03-2005	Member of the board announces stock sale
13/2005	14-03-2005	Member of the board announces stock sale
14/2005	14-03-2005	Member of the board announces stock sale
15/2005	21-03-2005	Member of the board announces stock sale
16/2005	21-03-2005	Member of the board announces stock sale
17/2005	01-04-2005	Annex no 4 to the loan agreement with Pekao SA
18/2005	06-04-2005	Agora increases its stake in radio station Tok FM
19/2005	11-04-2005	Member of the board announces stock sale
20/2005	11-04-2005	Member of the board announces stock sale

Report No.	Date	Subject
21/2005	15-04-2005	The Company's statement concerning compliance with the rules of "Best practices in public companies"
22/2005	15-04-2005	Correction of the Polish version of Agora Group Management Discussion and Analysis of the Group's Results for the year 2004
23/2005	18-04-2005	Member of the board announces stock sale
24/2005	18-04-2005	Member of the board announces stock sale
25/2005	18-05-2005	Notice of AGM
26/2005	18-05-2005	Management Board recommendation on 2004 profit distribution
27/2005	18-05-2005	Resolution of the Agora's Supervisory Board regarding the concise of the Company in 2004
28/2005	18-05-2005	Draft resolutions of the AGM on June 22, 2005
29/2005	25-05-2005	Change in the number of shares of Agora held by Cox Poland Investments, Inc.
30/2005	06-06-2005	Member of the board announces stock sale
31/2005	06-06-2005	Member of the board announces stock sale
32/2005	10-06-2005	Draft resolution for the AGM on June 22, 2005
33/2005	13-06-2005	Member of the board announces stock sale

34/2005	13-06-2005	Member of the board announces stock sale
35/2005	23-06-2005	Shareholders exercising more than 5% of voting rights at the AGM
36/2005	23-06-2005	Appointment of the Chairman of Agora's Supervisory Board
37/2005	23-06-2005	Resolutions of the AGM on June 22, 2005
38/2005	24-06-2005	GDR program
39/2005	30-06-2005	Member of the board announces stock sale
40/2005	30-06-2005	Annex to the Depositary Agreement

Report No.	Date	Subject
41/2005	01-07-2005	Admitting shares for trading on the Warsaw Stock Exchange
42/2005	04-07-2005	Member of the board announces stock sale
43/2005	04-07-2005	Member of the board announces stock sale
44/2005	11-07-2005	Member of the board announces stock sale
45/2005	11-07-2005	Member of the board announces stock sale
46/2005	20-07-2005	Series C shares - change of voting rights
47/2005	21-07-2005	Information about the change of the person responsible for Company's contacts with the Polish Securities and Exchange Commission and the Warsaw Stock Exchange
48/2005	21-07-2005	Admitting series C shares for trading on the Warsaw Stock Exchange
49/2005	04-08-2005	Agora's buy back program
50/2005	09-08-2005	Member of the board announces stock sale
51/2005	16-08-2005	Member of the board announces stock sale
52/2005	16-08-2005	Member of the board announces stock sale
53/2005	16-08-2005	Member of the board announces stock sale
54/2005	19-08-2005	Execution of share buy back program
55/2005	22-08-2005	Member of the board announces stock sale
56/2005	22-08-2005	Member of the board announces stock sale
57/2005	22-08-2005	Member of the board announces stock sale
58/2005	26-08-2005	Execution of the share buy back program between August 19 and August 25, 2005
59/2005	29-08-2005	Member of the board announces stock sale

Report No.	Date	Subject
60/2005	29-08-2005	Member of the board announces stock sale
61/2005	29-08-2005	Member of the board announces stock sale
62/2005	02-09-2005	Execution of the share buy back program between August 26 and September 1, 2005
63/2005	05-09-2005	Member of the board announces stock sale

64/2005	05-09-2005	Member of the board announces stock sale
65/2005	05-09-2005	Member of the board announces stock sale
66/2005	09-09-2005	Execution of the share buy back program between September 2 and September 8, 2005
67/2005	12-09-2005	Member of the board announces stock sale
68/2005	12-09-2005	Member of the board announces stock sale
69/2005	12-09-2005	Member of the board announces stock sale
70/2005	16-09-2005	Execution of the share buy back program between September 9 and September 15, 2005
71/2005	16-09-2005	Changes in Agora's incentive program
72/2005	19-09-2005	Member of the board announces stock sale
73/2005	19-09-2005	Member of the board announces stock sale
74/2005	19-09-2005	Member of the board announces stock sale
75/2005	23-09-2005	Execution of the share buy back program between September 16 and September 22, 2005
76/2005	26-09-2005	Member of the board announces stock sale
77/2005	26-09-2005	Member of the board announces stock sale
78/2005	28-09-2005	Member of the board announces stock sale
79/2005	30-09-2005	Execution of the share buy back program between September 23 and September 29, 2005
80/2005	04-10-2005	Agora launches new daily paper

Report No.	Date	Subject
81/2005	07-10-2005	Execution of the share buy back program between September 30 and October 6, 2005
82/2005	14-07-2005	Execution of the share buy back program between October 7 and October 13, 2005
83/2005	20-10-2005	Sale of shares in Elita Sp. z o.o.
84/2005	20-10-2005	Sale of shares in Radio Klakson Sp. z o.o.
85/2005	21-10-2005	Execution of the share buy back program between October 14 and October 20, 2005
86/2005	25-10-2005	Sale of shares in Elita Sp. z o.o. and Radio Klakson Sp. z o.o. - supplement
87/2005	25-10-2005	Agora acquires shares in RPZ Sp. z o.o.
88/2005	27-10-2005	Sale of shares in Twoje Radio - continuation of capital restructuring in the Agora Radio Group
89/2005	28-10-2005	Execution of the share buy back program between October 21 and October 27, 2005
90/2005	03-11-2005	Conditional sale of the shares in the company Radio Lokalne Zielona Góra Sp. z o.o.
91/2005	07-11-2005	Disposal of shares by a person holding a managerial position in Agora
92/2005	09-11-2005	Debut of Agora's new daily - November 14th, 2005
93/2005	14-11-2005	"Nowy Dzień" (New Day) - operating and financial parameters
94/2005	14-11-2005	Execution of the share buy back program between November 4th and November 10th, 2005
95/2005	17-11-2005	Disposal of shares by a person holding a managerial position in Agora SA
96/2005	18-11-2005	Execution oh the share buy back program between November 14 and November 17, 2005
97/2005	21-11-2005	Convening the EGM of Agora SA
98/2005	25-11-2005	Execution of the share buy back program between November 18 and November 24, 2005
99/2005	25-11-2005	Financial reports timetable
100/2005	28-11-2005	Candidates to the Supervisory Board of Agora SA

Report No.	Date	Subject
101/2005	28-11-2005	Draft resolutions of the EGM on December 19, 2005
102/2005	29-11-2005	Disposal of shares by a person holding a managerial position in Agora
103/2005	30-11-2005	Sale of shares in City radio Sp. z o.o.
104/2005	30-11-2005	Disposal of shares by a person holding a managerial position in Agora
105/2005	30-11-2005	Resignations from the membership in Supervisory Board
106/2005	02-12-2005	Completion of Agora's buy back program and its execution from November 25th until November 30th, 2005
107/2005	02-11-2005	Continuation of capital restructuring in the Agora Radio Group
108/2005	14-12-2005	"Nowy Dzień" copy sales
109/2005	14-12-2005	Disposal of shares by a person holding a managerial position in Agora
110/2005	20-12-2005	Resolutions of the EGM on December 19, 2005
111/2005	20-12-2005	Information on appointment of the Company's Supervisory Board members
112/2005	20-12-2005	Shareholders exercising more than 5% of voting rights at the EGM
113/2005	20-12-2005	Disposal of shares by a person holding a managerial position in Agora
114/2005	22-12-2005	Disposal of shares by a person holding a managerial position in Agora
115/2005	27-12-2005	Disposal of shares by a person holding a managerial position in Agora

Financial reports

Date	Subject
14-02-2005	Consolidated quarterly report for 4Q2004
15-04-2005	Annual report and consolidated annual report for 2004
12-05-2005	Consolidated quarterly report for 1Q2005
04-08-2005	Consolidated quarterly report for 2Q2005
29-09-2005	Interim consolidated report for 1H2005
04-11-2005	Consolidated quarterly report for 3Q2005

Disposal of shares by a person holding a managerial position in Agora

AGORA SA

24-04-2006

The Management Board of Agora SA with its seat in Warsaw (the Company), hereby announces that on April 24th, 2006 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments ("the Act"). According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure and having access to inside information related to issuer, informed about the following transactions:

The disposal of:

- 2 000 ordinary bearer shares of Agora SA at PLN 44.30 per share, and

- 1 000 ordinary bearer shares of Agora SA at PLN 44.20 per share,

was executed on the basis of price limit order during Warsaw Stock Exchange trading session on April 18th, 2006;

The disposal of:

- 981 ordinary bearer shares of Agora SA at PLN 44.10 per share, and

- 1 519 ordinary bearer shares of Agora SA at PLN 44.20 per share, and

- 1 500 ordinary bearer shares of Agora SA at PLN 44.40 per share,

was executed on the basis of price limit order during Warsaw Stock Exchange trading session on April 19th, 2006.

The disposal of:

- 1 000 ordinary bearer shares of Agora SA at PLN 44.10 per share, and

- 2 500 ordinary bearer shares of Agora SA at PLN 44.20 per share, and

- 2 000 ordinary bearer shares of Agora SA at PLN 44.30 per share, and

- 2 000 ordinary bearer shares of Agora SA at PLN 44.40 per share,

was executed on the basis of price limit order during Warsaw Stock Exchange trading session on April 21st, 2006.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Disposal of shares by a person holding a managerial position in Agora

AGORA

25-04-2006

The Management Board of Agora SA with its seat in Warsaw (the Company), hereby announces that on April 25th, 2006 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments ("the Act"). According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure and having access to inside information related to issuer, informed about the disposal of 4 500 ordinary bearer shares of Agora SA at PLN 44.33 per share. The transaction was executed on the basis of price limit order during Warsaw Stock Exchange trading session on April 24th, 2006.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Continuation of capital restructuring in the Agora Radio Group

AGORA

26-04-2006

The Management Board of Agora SA with its seat in Warsaw ("Agora") hereby informs of:

1.

disposal by Agora of 3 702 shares constituting 51.01% of the share capital of the company under the business name **"Elita" Sp. z o.o.** with its seat in Bydgoszcz ("Elita"). After the transaction GRA holds 100% of the share capital of Elita. The sell price of the shares totaled PLN 936,500.

Additional information:

The disposal of shares took place on the basis of share disposal agreement entered into on 25 April 2006 by Agora and the purchaser of shares - Grupa Radiowa Agory Sp. z o.o. with its seat in Warsaw. The total nominal value of sold shares equals PLN 1,851,000. Book value of sold shares in the issuer's books amounted to PLN 1,180,679.84. The aforementioned amount includes impairment loss of the value of the sold shares in the amount of PLN 660,579. Agora holds 100% of shares in Grupa Radiowa Agory Sp. z o.o. Sold assets make up over 20% of Elita's share capital thus meeting the criterion of material value assets.

2.

disposal by Agora of 51 shares constituting 51% of the share capital of the company under the business name **"Klakson" Sp. z o.o.** with its seat in Wrocław (Klakson). After the transaction GRA holds 100% of the share capital of Klakson. The sell price of the shares totaled PLN 478,400.

Additional information:

The disposal of shares took place on the basis of share disposal agreement entered into on 25 April 2006 by Agora and the purchaser of shares - Grupa Radiowa Agory Sp. z o.o. with its seat in Warsaw. The total nominal value of sold shares equals PLN 25 500. Book value of sold shares in the issuer's books amounted to PLN 1,997,833.71. The aforementioned amount includes impairment loss of the value of the sold shares in the amount of PLN 1,103,130. Agora holds 100% of shares in Grupa Radiowa Agory Sp. z o.o. Sold assets make up over 20% of Klakson's share capital thus meeting the criterion of material value assets.

3.

disposal by Agora of 174 shares constituting 51.18% of the share capital of the company under the business name **"Twoje Radio" Sp. z o.o.** with its seat in Wałbrzych (Twoje Radio). After the transaction GRA holds 100% of the share capital of Twoje Radio. The sell price of the shares totaled PLN 5,000.

Additional information:

The disposal of shares took place on the basis of share disposal agreement entered into on 25 April 2006 by Agora and the purchaser of shares - Grupa Radiowa Agory Sp. z o.o. with its seat in Warsaw. The total nominal value of sold shares equals PLN 87,000. Book value of sold shares in the issuer's books amounted to PLN 92,510. The aforementioned amount includes impairment loss of the value of the sold shares in the amount of PLN 0. Agora holds 100% of shares in Grupa Radiowa Agory Sp. z o.o. Sold assets make up over 20% of Twoje Radio's share capital thus meeting the criterion of material value assets.

4.

disposal by Agora of 1 702 shares constituting 50.02% of the share capital of the company under the business name **"City Radio" Sp. z o.o.** with its seat in Czestochowa ("City Radio"). After the transaction GRA holds 100% of the share capital of City Radio. The sell price of the shares totaled PLN 5,000.

Additional information:

The disposal of shares took place on the basis of share disposal agreement entered into on 25 April 2006 by Agora and the purchaser of shares - Grupa Radiowa Agory Sp. z o.o. with its seat in Warsaw. The total nominal value of sold shares equals PLN 851,000. Book value of sold shares in the issuer's books amounted to PLN 608,469.33. The aforementioned amount includes impairment loss of the value of the sold shares in the amount of PLN 240,570.67. Agora holds 100% of shares in Grupa Radiowa Agory Sp. z o.o. Sold assets make up over 20% of City's share capital thus meeting the criterion of material value assets.

Disposal of shares by a person holding a managerial position in Agora

AGORA

28-04-2006

Agora SA with its seat in Warsaw (the Company), hereby announces that on April 28th, 2006 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments ("the Act"). According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure (not a member of the Management Board) and having access to inside information related to issuer, informed about the following transactions:

The disposal of:

- 55 ordinary bearer shares of Agora SA at PLN 44.70 per share,

was executed on the basis of price limit order during Warsaw Stock Exchange trading session on April 21st, 2006.

The disposal of:

- 924 ordinary bearer shares of Agora SA at PLN 42 per share,

was executed on the basis of price limit order during Warsaw Stock Exchange trading session on April 25th, 2006.

The disposal of:

- 988 ordinary bearer shares of Agora SA at PLN 42 per share,

was executed on the basis of price limit order during Warsaw Stock Exchange trading session on April 26th, 2006.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Notice of the AGM

AGORA.

11-05-2006

The Management Board of Agora SA with its registered seat in Warsaw, ul. Czerska 8/10 (the Company), acting pursuant to Art. 395 and 399 § 1 of the Commercial Companies Code, hereby convenes for 26 June 2006, at 11:00 hours Annual General Meeting of Shareholders which will be held in Warsaw at ul. Czerska 8/10.

I. The proposed agenda for the Meeting:

1) Opening of the Meeting.

2) Election of the chairman of the General Meeting and other formal and procedural items.

3) The Management Board presentation of the annual financial statements and the Management Board report on the Company's operations for 2005, and of the consolidated financial statements and report of the Group's activities in the fiscal year 2005.

4) Review and adoption of the annual financial statements and the Management Board's report of the Company's operations in the fiscal year 2005.

5) Review and adoption of the annual financial statements and the report of the Group's activities in the fiscal year 2005.

6) Adoption of the resolution on the division of profit for the fiscal year 2005.

7) Adoption of resolutions on approving the Management Board's performance of their duties in 2005.

8) Adoption of the resolutions on approving the Supervisory Board's performance of their duties in 2005.

9) Adoption of a resolution concerning changes in the composition of the Supervisory Board due to the end of the term of office.

10) Adoption of a resolution concerning redemption of 1.779.990 Company's own shares, acquired by the Company.

11) Adoption of a resolution concerning decreasing Company's share capital by the amount of 1.779.990 PLN with respect to redemption of 1.779.990 Company's shares.

12) Adoption of the resolution on amending the Company's statute.

13) Adopting the unified text of the Company's statute.

14) Closing of the General Meeting of Shareholders.

Pursuant to Art. 402 of the Commercial Companies Code, the proposed changes to the statute are as follows:

§ 7

Current wording

1. The share capital of the Company amounts to 56,757,525 (fifty six million seven hundred fifty seven thousand and five hundred twenty five) zloty and is divided 56,757,525 (fifty six million seven hundred fifty seven thousand and five hundred twenty five) series A, B, C, D, E and F shares with a nominal value of 1 (one) zloty each, including:

a) 4,281,600 (four million two hundred eighty one thousand six hundred) registered series A shares numbered from No. A000001 to No. A4281600;

b) 39,108,900 (thirty nine million one hundred and eight thousand nine hundred) registered series B shares numbered from No. B000001 to No. B39108900;

c) 750,000 (seven hundred and fifty thousand) registered series C shares numbered from No. C000001 to No. C750000;

d) 2,267,025 (two million two hundred sixty seven thousand twenty five) registered series D shares numbered from No. D0000001 to No. D2267025;

e) 9,000,000 (nine million) bearer series E shares numbered from No. E0000001 to No. E9000000;

f) 1,350,000 (one million three hundred fifty thousand) bearer series F shares numbered from No. F0000001 to No. F1350000;

2. Shares listed in Section 1 item 1 letter a) to c) of this paragraph shall be registered shares subscribed by the shareholders as part of the Company's transformation from a limited liability company into a joint stock company referred to in § 2 herein.

3. Subject to the provisions of §17 herein, series A and C shares shall be preferred shares in that each such share shall entitle its holder to five votes at the General Meeting of the Shareholders.

4. The series A shares shall also enjoy preferences defined in §11, section 1 and section 6, §21, section 2, letter a), point (i), §22, section 1, §28, section 2, §30, section 1 and §31, section 1.

Proposed wording:

1. The share capital of the Company amounts to 54 977 535 (fifty four million nine hundred seventy seven thousand and five hundred thirty five) zloty and is divided 54 977 535 (fifty four million nine hundred seventy seven thousand and five hundred thirty five) F shares with a nominal value of 1 (one) zloty each. On the day of adoption of the Company's statute the Company's shares were divided into series A, B, C, D, E and F shares in the following way:

a) 4,281,600 (in words: four million two hundred eighty one thousand six hundred) registered series A shares numbered from No. A000001 to No. A4281600;

b) 39,108,900 (thirty nine million one hundred and eight thousand nine hundred) registered series B shares numbered from No. B000001 to No. B39108900;

c) 750,000 (in words: seven hundred and fifty thousand) registered series C shares numbered from No. C000001 to No. C750000;

d) 2,267,025 (two million two hundred sixty seven thousand twenty five) registered series D shares numbered from No. D0000001 to No. D2267025;

e) 9,000,000 (nine million) bearer series E shares numbered from No. E0000001 to No. E9000000;

f) 1,350,000 (one million three hundred fifty thousand) bearer series F shares numbered from No. F0000001 to No. F1350000;

2. Shares listed in Section 1 item 1 letter a) to c) of this paragraph shall be registered shares subscribed by the shareholders as part of the Company's transformation from a limited liability company into a joint stock company referred to in § 2 herein.

3. Subject to the provisions of §17 herein, series A and C shares shall be preferred shares in that each such share shall entitle its holder to five votes at the General Meeting of the Shareholders.

4. The series A shares shall also enjoy preferences defined in §11, section 1 and section 6, §21, section 2, letter a), point (i), §22, section 1, §28, section 2, §30, section 1 and §31, section 1.

The proposed unified text of the Company's statute with the indication of the above changes can be found at www.agora.pl in the "Investor Relations" section.

II. Additional information regarding registration of the Shareholders participating in the Meeting on June 26, 2006:

The Management Board of the Company informs that the shareholders who submit deposit receipts issued as a confirmation of the ownership of Agora SA shares and the number of deposited shares, stating that the shares will be blocked until the end of the General Meeting, will be entitled to participate in the General Meeting of Shareholders.

The deposit receipts mentioned above shall be submitted to the Corporate Secretary, in Warsaw at ul. Czerska 8/10 by June 19, 2005, by 17:00 hours.

Shareholders may participate in the Meeting and exercise their voting right personally or by proxy. The proxy shall be in writing on pain of being invalid.

The list of Shareholders authorized to participate in the Meeting shall be displayed at the Company's offices from June 21, 2006, i.e. three working days prior to the Meeting.

Resolution of the Supervisory Board regarding the concise evaluation of the situation of the company in 2005

AGORA.

26-05-2006

With regard to the adoption by the Company of the "Corporate Governance" provisions resolved on the basis of § 29 of the by-laws of the Warsaw Stock Exchange S.A. by-laws, the Supervisory Boards resolves as follows:

1. The Supervisory Board has evaluated the situation of the Company in 2005.

The Supervisory Board has formulated its evaluation on the basis of the review of the Company's affairs and the discussions with the Management Board took place principally during the quarterly Supervisory Board meetings held with the participation of the Management Board. The Supervisory Board has also taken into consideration the review of the financial statements for the first half of 2005 and the financial year 2005 prepared by the Audit Committee, whose meetings were held with the participation of the representatives of the Company's auditor.

The Supervisory Board of the Company evaluated its situation in 2005 as good. In comparison to 2004 the financial results of the Company have significantly improved due to a better situation on the advertising market, strong operating performance in key areas of Agora's operations and the successful implementation of new projects (e.g. book collections, "Avanti") as well as the successful restructuring of the Company.

In particular, the Supervisory Board indicates that the liquidity of the Company is very good and the Company has very transparent financial reports. The EBITDA margin is a clear proof of the Company' healthy financial situation and a proof of the strengthening of the Company's position in the market.

In 2005 the Company appropriately exploited the advertising market growth to strengthen its position. "Gazeta Wyborcza" has a solid position in terms of copy sales and advertising market share. New promotional strategies for "Gazeta" helped grow its copy sales while the circulation of practically all other Polish newspapers declined. Agora is a leader of the shopping magazine segment in Poland thanks to effective ideas regarding these magazines. The restructuring of the outdoor segment and the subsequent development of new business in that segment should be acknowledged as a success. The Supervisory Board approvingly observes the activity of the Company aimed at optimizing its radio sector operations. Another great success which should be recognized by Supervisory Board is that the free newspaper "Metro" became the most read big city newspaper with the fourth place in readership of newspapers in Poland. The fact that book collections, during a year since its inception, have become a profitable and second largest business of Agora should be viewed as an unquestionable success.

Apart from all of its successes last year the Company also faced a setback. Last year Agora launched a new mid-market newspaper. Despite the fact that the project had been thoroughly prepared and supported by optimistic market research results, carried out before the launch of a new daily, "Nowy Dzień" did not succeed in entering the newspaper market.

The Supervisory Board approvingly observed a quick and decisive action of the Management Board to stop publishing "Nowy Dzień".

The Supervisory Board expresses its opinion, that the work undertaken in 2005 in respect to the Company's strategy, will enable the use of the effects of that work in the coming years, when the situation in the media market is expected to be good.

In 2005 The Supervisory Board established the Human Resources and Remuneration Committee. The Committee together with the Supervisory Board and the Company's Management Board continued the project of succession in the Management Board of the Company. In the opinion of the Supervisory Board this project will ensure a continuation of effective management of the Company in the case of changes in the Management Board due to retirement of the President of the Management Board.

On the day of adoption of this resolution the Company faces new competitive challenges. The Company has to deal with a new situation in the newspaper market after a western concern launched a new newspaper. The Management Board of Agora SA takes the new competition seriously, especially when it comes from a large publisher. The measure of this seriousness is how thoroughly the Company prepares itself for such eventualities which has already been proved by accurate and decisive action taken by the Company's Management Board in new circumstances. The Company has dealt with competition and other threats in the past and is prepared to face them again.

"Gazeta Wyborcza" is a leader in the segment of opinion forming newspapers. The Company has an advantage of a powerful and well - recognized brand, quality, long tradition and the loyalty of its readers. Though, the consequences of a new daily entering the Polish newspaper market cannot be fully recognized, the Supervisory Board is convinced that "Gazeta Wyborcza" and other entities composing the Agora Group shall preserve a strong position in the Polish market.

The Company plans further development and continuation of its growth through acquisitions and greenfield projects. In March, the Company has launched a new on-line recruitment platform, which can be seen as an investment geared into introducing the Company into the digital future. The Company still has got many interesting projects to be undertaken and the financial resources to continue the process of investing in greenfields and acquisitions both in Poland and abroad.

2. The resolution comes into force as of the date of its taking.

Recommendation of the Management Board concerning distribution of 2005 profits

AGORA

26-05-2006

The Management Board of Agora SA, having received a positive opinion of the Supervisory Board, shall recommend to the Annual General Meeting of Shareholders payment of dividend for the fiscal year 2005 in the amount of PLN 0.50 per share (say: fifty Polish groszy). The proposed dividend day is July 12, 2006 and the proposed distribution date September 5, 2006. In accordance with the dividend policy announced by the Company on February 14, 2005, the Company shall pay an annual dividend in the above amount, unless there are counter-indications arising from the earnings and prospects of the Company or market conditions. In the opinion of the governing bodies, such counter-indications do not arise.

The Management Board of Agora recommends that the remaining profits increase reserve capital of the Company. Agora is first and foremost focused on growth, through both organic projects and via acquisitions in the media sector. On the one hand, in the light of the competitive situation in the daily newspaper market and actions taken to manage it, in 2006 the Company may generate less cash from operations than in the previous year. This is why at this time the Company elects to retain its cash in order to preserve its ability to act quickly should reasonably priced investment opportunities occur.

On the other hand, the Company believes that the market is entering the phase of the cycle which may create interesting acquisition opportunities in media. Under such market conditions companies with ample liquidity and strong balance sheets are better placed to benefit from transaction opportunities with a potential to expand scale and, in the longer timeframe, generate value for shareholders. This recommendation reflects experience of the Company which several years ago acquired two businesses in the downmarket cycle. Agora's high liquidity in that period increased its credibility as a potential acquirer and was one of the factors which enabled effective execution of transactions.

Acquisitions aside, the Company also intends to invest in the digital future by expanding its activities and leveraging its assets in the internet space.

Draft resolutions of the AGM on June 26, 2006

AGORA SA

26-05-2006

The Management Board of Agora SA hereby announces draft resolutions, which the Management Board intends to submit to the Annual General Meeting of Shareholders convened for 26 June 2006 at 11:00 a.m. which will be held in Warsaw at 8/10 Czerska Street:

"Resolution no.

Pursuant to the provisions of article 393 item 1 and 395 § 2 item 1 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves on approving the Management Board's report on the Company's activity and the financial statements for 2005".

"Resolution no

Pursuant to the provisions of article 55 and article 63 c section 4 of the Accounting Act, the General Meeting of Shareholders resolves on approving the consolidated financial statement of the Company and its affiliate or associated companies, and the report on the Group activity in 2005".

"Resolution no.

on the distribution of Company's net profit for fiscal year 2005 and the Company's reserve capital.

§ 1

General Meeting of Shareholders hereby resolves to distribute the net profit represented in the Company's financial statements for 2005 of PLN 134 952 809,76 (say: one hundred thirty four million nine hundred fifty two thousand eight hundred and nine zlotys and 76/100) in the following way:

1) To approve the dividend payment of PLN 0.50 (say: fifty Polish groszy) per share.

2) The remaining part of the Company's net profit for the fiscal year 2005 shall increase the Company's reserve capital.

§ 2

Shareholders of record on July 12, 2006 shall be eligible to participate in the dividend payment.

§ 3

The dividend payment date shall be on September 5, 2006.

§ 4

The resolution comes into force on the day of its adoption."

"Resolution no.

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the Management Board member, Mrs. Wanda Rapaczynski, of the performance of her duties in 2005".

"Resolution no.

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the Management Board member, Mr. Piotr Niemczycki, of the performance of his duties in 2005".

"Resolution no.

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the Management Board member, Mr. Zbigniew Bąk, of the performance of his duties in 2005".

"Resolution no.

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the Management Board member, Mr. Jarosław Szaliński, of the performance of his duties in 2005".

"Resolution no.

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code, and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mrs. Anna Fornalczyk of the performance of her duties in the financial year 2005".

"Resolution no.

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Stanisław Sołtysiński of the performance of his duties in the financial year 2005".

"Resolution no.

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Tomasz Sielicki of the performance of his duties in the financial year 2005".

"Resolution no.

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Louis Zachary of the performance of his duties in the financial year 2005".

"Resolution no.

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Sanford Schwartz of the performance of his duties in the financial year 2005".

"Resolution no.

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Sławomir S. Sikora of the performance of his duties in the financial year 2005".

"Resolution no.

1. Pursuant to Art. 385 § 1 of the Polish Commercial Companies Code as well as the stipulations of § 20 item 1 and § 21 item 2 of the Company's Statutes, the Extraordinary General Meeting of Shareholders hereby resolves to appoint Mr. Tomasz Sielicki to the Supervisory Board of Agora SA.

2. The resolution comes into force on the day of its adoption."

"Resolution no.

1. Pursuant to Art. 385 § 1 of the Polish Commercial Companies Code as well as the stipulations of § 20 item 1 and § 21 item 2 of the Company's Statutes, the Extraordinary General Meeting of Shareholders hereby resolves to appoint Mr. Bruce Rabb to the Supervisory Board of Agora SA.

2. The resolution comes into force on the day of its adoption."

"Resolution no.

concerning the redemption of the shares of the Company

Based on article 359 § 2 of the Commercial companies code as well as § 9a of the Company's statute the following is hereby adopted:

§ 1

The Annual General Meeting of Shareholders hereby resolves to redeem 1 779 990 (say: one million seven hundred seventy nine thousand nine hundred ninety) of the Company's own shares with the nominal value PLN 1 (one) each, which have been purchased by the Company for the sake of their redemption on the regulated market on the Warsaw Stock Exchange during the buy-back program of the Company's shares, which was adopted by Resolution No. 4 of

Ordinary General Meeting of Shareholder dated June 22, 2005.

§ 2

The own shares of the Company purchased by the Company for the total amount of PLN 119 755 361,49 shall be redeemed.

§ 3

The share capital of the Company shall be decreased by the change of the Statue of the Company through the redemption of the shares and in accordance with the requirements of the article 456 of the Commercial companies code, according to article 360 § 4 of the Commercial companies code.

§ 4

The redemption of the shares shall be effective as of the decrease of the Company's share capital."

"Resolution no.

concerning the decrease of the share capital of the Company

Based on article 455 § 1 of the Commercial companies code and in connection with article 360 § 4 of the Commercial companies code, the following is hereby adopted:

§ 1

In relation to the adoption of resolution No. [ ] of the Annual General Meeting of Shareholders of Agora SA dated June 26, 2006, the share capital of the Company is hereby decreased by the amount of PLN 1 779 990 (say: one million seven hundred seventy nine thousand nine hundred ninety).

§ 2

The share capital of the Company is hereby decreased by the redemption of 1 779 990 (say: one million seven hundred seventy nine thousand nine hundred ninety) own shares of the Company with the nominal value of PLN 1 (one) each. The said shares have been purchased by the Company for the sake of their redemption. The share capital of the Company is decreased in accordance with the requirements of article 456 of the Commercial companies code and according to article 360 § 4 of the Commercial companies code.

§ 3

The share capital shall be decreased in order to adjust the amount of the share capital to the nominal value of all Company's shares remaining after the redemption of 1 779 990 (say: one million seven seventy nine thousand nine hundred ninety) Company's own shares according to resolution No. [ ] of the Annual General Meeting of the Shareholders of Agora SA dated June 26, 2006."

"Resolution no.

concerning amendment of § 7 of the Company's Statute

The Annual General meeting of Shareholder of the Company hereby amends § 7 of the Company's statute in the following way:

§ 7

1. The share capital of the Company amounts to 54 977 535 (say: fifty four million nine hundred seventy seven thousand and five hundred thirty five) zloty and is divided 54 977 535 (say: fifty four million nine hundred seventy seven thousand and five hundred thirty five) shares with a nominal value of 1 (one) zloty each. On the day of the adoption of the Company's statute the Company's shares were divided into series A, B, C, D, E and F in the following way:

a) 4,281,600 (say: four million two hundred eighty one thousand six hundred) registered series A shares numbered from No. A000001 to No. A4281600;

b) 39,108,900 (say: thirty nine million one hundred and eight thousand nine hundred) registered series B shares numbered from No. B000001 to No. B39108900;

c) 750,000 (say: seven hundred and fifty thousand) registered series C shares numbered from No. C000001 to No. C750000;

d) 2,267,025 (say: two million two hundred sixty seven thousand twenty five) registered series D shares numbered from No. D0000001 to No. D2267025;

e) 9,000,000 (say: nine million) bearer series E shares numbered from No. E0000001 to No. E9000000;

f) 1,350,000 (say: one million three hundred fifty thousand) bearer series F shares numbered from No. F0000001 to No. F1350000;

2. Shares listed in Section 1 item 1 letter a) to c) of this paragraph shall be registered shares subscribed by the shareholders as part of the Company's transformation from a limited liability company into a joint stock company referred to in § 2 herein.

3. Subject to the provisions of §17 herein, series A and C shares shall be preferred shares in that each such share shall entitle its holder to five votes at the General Meeting of the Shareholders.

4. The series A shares shall also enjoy preferences defined in §11, section 1 and section 6, §21, section 2, letter a), point (i), §22, section 1, §28, section 2, §30, section 1 and §31, section 1."

Candidates to the Supervisory Board of Agora

AGORA

26-05-2006

The Management Board of Agora SA (the Company) informs that according to § 21 section 1 of Agora's Statutes, Agora Holding Sp. z o.o., shareholder holding 100% of the registered preferred series A shares, submitted:

1) a candidacy of **Mr. Tomasz Sielicki**, President of the ComputerLand Group, for a member of Agora's Supervisory Board,

2) a candidacy of **Mr Bruce Rabb**, a Senior Vice President and General Counsel of North American Bioenergy Resources, LLC, for a member of Agora's Supervisory Board.

The election of Mr. Sielicki and Mr. Rabb for the three - year term of office shall be voted by the Annual General Meeting of Shareholders convened for June 26th, 2006.

1) **Tomasz Sielicki** is 46 years old. He graduated from the Electronics Department of the Warsaw University of Technology. He has worked in ComputerLand since its formation in 1991. He was the President of the Management Board from 1992 to June 2005. On June 14th, 2005 he was appointed the President of the ComputerLand Group. He is widely recognized as a creator of the company's success.

Tomasz Sielicki is the President of the Polish Confederation of Private Employers - IT and Telecom. He is a member of Polish Business Roundtable, Center for Strategic & International Studies, Main Board of the Polish Confederation of Private Employers LEWIATAN, Board of Litewska St. Children's Hospital Fund, Board of Junior Achievement Foundation, and Board of the "United Way" Fund. He is a member of the Supervisory Board of Budimex S.A., Aram Sp. z o.o. and Agora SA (since April 1st, 1998). He represents ComputerLand in the American Chamber of Commerce and at the World Economic Forum.

In 1995, Mr. Sielicki was awarded a prestigious INFO-STAR prize. In 1999, he was named the Polish Business Leader - the title was granted by the Business Center Club to ComputerLand company and to him personally. In 1999, The Wall Street Journal placed him on the list of Central Europe's Top 10 Executives. During the World Economic Forum in Davos, in 1999, he was honoured with a prestigious Global Leader for Tomorrow prize, awarded to outstanding personalities from politics and business by the Forum's organizers and the "WorldLink" magazine. In 1997 and 2001, he received an award for the Best Public Company, granted to ComputerLand by Parkiet for the rise in the value of shares. In 2005, Tomasz Sielicki as the only Pole was named in the "Stars of Europe 2005" ranking of the European edition of the prestigious BusinessWeek.

2) **Bruce Rabb** - Senior Vice President and General Counsel of North American Bioenergy Resources, LLC ("NABR"), a company formed to develop ethanol plants and other projects for converting vegetation and waste into energy. Prior to the formation of NABR, since 1991 he was a partner in the New York based law firm of Kramer Levin Naftalis & Frankel LLP, in which he continues to serve as Counsel.

He received an AB from Harvard College in 1962, a Certificat d'Études Politiques from the Institut d'Études Politiques in Paris in 1963 and an LL.B. from Columbia Law School in 1966. He practiced law through most of his career with the exception of the years 1969-1970 when he served as Staff Assistant to the President of the United States.

In the period 1993 - 1998 he was a member of the Supervisory Board of Agora - Gazeta Sp. z o.o. and Agora - Druk Sp. z o.o. the legal predecessors of Agora SA. He currently serves on the Boards of several charitable and public interest organizations, including Human Rights Watch, FilmAid International, the National Center for Law and Economic Justice, and the Sabre Foundation.

Resolutions of the AGM on June 26, 2006

AGORA

27-06-2006

The Management Board of Agora SA, with its registered seat in Warsaw ("The Company") hereby announces the resolutions of the Annual General Meeting of Shareholders held on June 26, 2006 at Company's premises at 8/10 Czerska Street in Warsaw.

The Company informs that all items in the proposed agenda were discussed and no objections were raised to the proposed agenda or resolutions during the meeting and requested to be included in the minutes of the meeting.

"Resolution no. 1

Pursuant to the provisions of article 393 item 1 and 395 § 2 item 1 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves on approving the Management Board's report on the Company's activity and the financial statements for 2005".

"Resolution no. 2

Pursuant to the provisions of article 55 and article 63 c section 4 of the Accounting Act, the General Meeting of Shareholders resolves on approving the consolidated financial statement of the Company and its affiliate or associated companies, and the report on the Group activity in 2005".

"Resolution no. 4

on the distribution of Company's net profit for fiscal year 2005 and the transfer of funds to the Company's reserve capital.

§ 1

General Meeting of Shareholders hereby resolves to distribute the net profit represented in the Company's financial statements for 2005 of PLN 134 952 809,76 (say: one hundred thirty four million nine hundred fifty two thousand eight hundred and nine zlotys and 76/100) in the following way:

1) To approve the dividend payment of PLN 0.50 (say: fifty Polish groszy) per share.

2) The remaining part of the Company's net profit for the fiscal year 2005 shall increase the Company's reserve capital.

§ 2

Shareholders of record on July 12, 2006 shall be eligible to participate in the dividend payment.

§ 3

The dividend payment date shall be on September 5, 2006."

"Resolution no. 5

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the Management Board member, Mrs. Wanda Rapaczynski, of the performance of her duties in 2005".

"Resolution no. 6

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the Management Board member, Mr. Piotr Niemczycki, of the performance of his duties in 2005".

"Resolution no. 7

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the Management Board member, Mr. Zbigniew Bąk, of the performance of his duties in 2005".

"Resolution no. 8

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves, in accordance with the recommendation of the Supervisory Board, to grant approval to the Management Board member, Mr. Jarosław Szaliński, of the performance of his duties in 2005".

"Resolution no. 9

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code, and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mrs. Anna Fornalczyk of the performance of her duties in the financial year 2005".

"Resolution no. 10

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Stanisław Sołtysiński of the performance of his duties in the financial year 2005".

"Resolution no. 11

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Tomasz Sielicki of the performance of his duties in the financial year 2005".

"Resolution no. 12

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Louis Zachary of the performance of his duties in the financial year 2005".

"Resolution no. 13

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Sanford Schwartz of the performance of his duties in the financial year 2005".

"Resolution no. 14

Pursuant to the provisions of article 395 § 2 item 3 of the Commercial Companies Code and § 13 of the Company's Statute, the General Meeting of Shareholders resolves to grant approval to the Member of the Supervisory Board Mr. Sławomir S. Sikora of the performance of his duties in the financial year 2005".

"Resolution no. 15

1. Pursuant to Art. 385 § 1 of the Polish Commercial Companies Code as well as the stipulations of § 20 item 1 and § 21 item 2 of the Company's Statutes, the Extraordinary General Meeting of Shareholders hereby resolves to appoint Mr. Bruce Rabb to the Supervisory Board of Agora SA."

"Resolution no. 16

1. Pursuant to Art. 385 § 1 of the Polish Commercial Companies Code as well as the stipulations of § 20 item 1 and § 21 item 2 of the Company's Statutes, the Extraordinary General Meeting of Shareholders hereby resolves to appoint Mr. Tomasz Sielicki to the Supervisory Board of Agora SA."

"Resolution no. 17

concerning the redemption of the shares of the Company

Based on article 359 § 2 of the Commercial companies code as well as § 9a of the Company's statute the following is hereby adopted:

§ 1

The Annual General Meeting of Shareholders hereby resolves to redeem 1 779 990 (say: one million seven hundred seventy nine thousand nine hundred ninety) of the Company's own shares with the nominal value PLN 1 (one) each, which have been purchased by the Company for the sake of their redemption on the regulated market on the Warsaw Stock Exchange during the buy-back program of the Company's shares, which was adopted by Resolution No. 4 of Ordinary General Meeting of Shareholder dated June 22, 2005.

§ 2

The own shares of the Company purchased by the Company for the total amount of PLN 119 755 361,49 shall be redeemed.

§ 3

The share capital of the Company shall be decreased by the change of the Statue of the Company through the redemption of the shares and in accordance with the requirements of the article 456 of the Commercial companies code, according to article 360 § 4 of the Commercial companies code.

§ 4

The redemption of the shares shall be effective as of the decrease of the Company's share capital".

"Resolution no. 18

concerning the decrease of the share capital of the Company

Based on article 455 § 1 of the Commercial companies code and in connection with article 360 § 4 of the Commercial companies code, the following is hereby adopted:

§ 1

In relation to the adoption of resolution No. 17 of the Annual General Meeting of Shareholders of Agora SA dated June 26, 2006, the share capital of the Company is hereby decreased by the amount of PLN 1 779 990 (say: one million seven hundred seventy nine thousand nine hundred ninety).

§ 2

The share capital of the Company is hereby decreased by the redemption of 1 779 990 (say: one million seven hundred seventy nine thousand nine hundred ninety) own shares of the Company with the nominal value of PLN 1 (one) each. The said shares have been purchased by the Company for the sake of their redemption. The share capital of the Company is decreased in accordance with the requirements of article 456 of the Commercial companies code and according to article 360 § 4 of the Commercial companies code.

§ 3

The share capital shall be decreased in order to adjust the amount of the share capital to the nominal value of all Company's shares remaining after the redemption of 1 779 990 (say: one million seven hundred seventy nine thousand nine hundred ninety) Company's own shares according to resolution No. 17 of the Annual General Meeting of the Shareholders of Agora SA dated June 26, 2006."

"Resolution no. 19

Pursuant to article 430 § 1 of the Commercial companies code the Annual General Meeting of Shareholders resolves to amend the Company's Statute in the following way:

§ 7 shall have the following wording:

§ 7

1. The share capital of the Company amounts to 54 977 535 (say: fifty four million nine hundred seventy seven thousand and five hundred thirty five) zloty and is divided 54 977 535 (say: fifty four million nine hundred seventy seven thousand and five hundred thirty five) shares with a nominal value of 1 (one) zloty each. On the day of the adoption of the Company's statute the Company's shares were divided into series A, B, C, D, E and F in the following way:

a) 4,281,600 (say: four million two hundred eighty one thousand six hundred) registered series A shares numbered from No. A 0 000 001 to No. A 4 281 600;

b) 39,108,900 (say: thirty nine million one hundred and eight thousand nine hundred) registered series B shares numbered from No. B 00 000 001 to No. B 39 108 900;

c) 750,000 (say: seven hundred and fifty thousand) registered series C shares numbered from No. C 000 001 to No. C 750 000;

d) 2,267,025 (say: two million two hundred sixty seven thousand twenty five) registered series D shares numbered from No. D 0 000 001 to No. D 2 267 025;

e) 9,000,000 (say: nine million) bearer series E shares numbered from No. E 0 000 001 to No. E 9 000 000;

f) 1,350,000 (say: one million three hundred fifty thousand) bearer series F shares numbered from No. F 0 000 001 to No. F 1 350 000;

2. Shares listed in Section 1 item 1 letter a) to c) of this paragraph shall be registered shares subscribed by the shareholders as part of the Company's transformation from a limited liability company into a joint stock company

referred to in § 2 herein.

3. Subject to the provisions of §17 herein, series A and C shares shall be preferred shares in that each such share shall entitle its holder to five votes at the General Meeting of the Shareholders.

4. The series A shares shall also enjoy preferences defined in §11, section 1 and section 6, §21, section 2, letter a), point (i), §22, section 1, §28, section 2, §30, section 1 and §31, section 1."

"Resolution no. 20

Pursuant to article 430 of the Commercial Companies Code and article 9 section 4 of the Act of 20 August 1997on the National Court Registry, the Annual General Meeting of Shareholders hereby approves the unified text of the Company's Statute, which includes the amendments approved by the resolution no. 19 of the Annual General Meeting of Shareholders:

Statutes of Agora joint stock company

I. GENERAL PROVISIONS

§ 1

The Company shall operate under the name of "AGORA, Spółka Akcyjna", hereinafter referred to as the "Company".

§ 2

The Company was created as a result of the transformation of a company under the name of "Agora - Gazeta", a limited liability company headquartered in Warsaw, entered into the Commercial Register under the number of RHB 25478, kept by the District Court for the capital city of Warsaw, XVI Economic Department.

§ 3

The Company's registered seat shall be in the capital city of Warsaw.

§ 4

1. The Company shall operate within the territory of Poland and abroad.

2. Within the territory of its operation, the Company may establish branch offices and other organizational units, establish companies and join existing companies, as well as participate in all organizational and legal arrangements permitted under law.

II. SCOPE OF BUSINESS

§ 5

1. The scope of Company's business shall be:

1) newspaper publishing (22.12.Z);

2) book publishing (22.11.Z);

3) publishing magazines and periodicals (22.13.Z);

4) other publishing operations (22.15.Z);

5) newspaper printing (22.21.Z);

6) all other types of printing, otherwise not classified (22.22.Z);

7) composition of text and printing plates (22.24.Z);

8) other services related to printing (22.25.Z);

9) advertising (74.40.Z);

10) radio and television operations (92.20.Z);

11) releasing audio recordings (22.14.Z);

12) making films and video recordings (92.11.Z);

13) distribution of films and video recordings (92.12.Z);

14) rendering services related to installation, repair and maintenance of television and radio transmitters (32.20.B);

15) rendering services related to installation, repair and maintenance of professional radio and television equipment as well as all equipment necessary to steer sound and picture (32.30.B);

16) data processing (72.30.Z);

17) software related activities (72.20.Z);

18) rendering computer hardware related advice (72.10.Z);

19) fixed line telephony and telegraphy (64.20.A);

20) data transmission and data communications (64.20.C);

21) other telecommunication services (64.20.G);

22) market research and opinion polls (74.13.Z);

23) operating galleries and exhibition halls (92.31.E);

24) retail sale of books, newspapers, stationery articles (52.47.Z);

25) operation related to lotteries as well as sports and other bets placement (92.71.Z);

26) other sports related operations (92.62.Z);

27) other commercial operations otherwise unclassified (74.84.B);

28) operations related to holding management (74.15.Z);

29) accounting and book keeping operations (74.12.Z);

30) advisory services related to conducting commercial activities and management (74.14.A);

31) development and sale of real estate in its own name (70.11.Z);

32) purchase and sale of real estate in its own name (70.20.Z);

33) lease of real estate in its own name (70.20.Z);

34) management of real properties used for housing purposes (70.32.A);

35) management of real properties used for non-housing purposes (70.32.B);

36) other forms of granting credit facilities (65.22.Z);

37) other financial agency services, otherwise unclassified (65.23.Z);

38) carrying on activities of an information agency (92.40.Z);

39) carrying on activities related to data bases (72.40.Z);

40) carrying on activities related to archives (92.51.C);

41) operations of agents specialising in sale of specific type of goods or a specific group of goods, otherwise unclassified (51.18.Z);

42) operations of agents dealing in sale of various types of goods (51.19.Z).

2. The operations referred to in the above section may be conducted on the Company's own account and on the account of others, including in cooperation with domestic and foreign entrepreneurs.

§ 6

Subject to applicable laws, an amendment to the Company's scope of business may be made without the requirement to purchase shares from those shareholders who do not agree to such amendment.

III. SHARE CAPITAL. SHARES

§ 7

1. The share capital of the Company amounts to 54 977 535 (fifty four million nine hundred seventy seven thousand five hundred thirty five) zloty and is divided into 54 977 535 (fifty four million nine hundred seventy seven thousand five hundred thirty five) F shares with a nominal value of 1 (one) zloty each. On the day of adoption of the Company's statute the Company's shares were divided into series A, B, C, D, E and F shares in the following way:

a) 4,281,600 (four million two hundred eighty one thousand six hundred) registered series A shares numbered from No. A000001 to No. A4281600;

b) 39,108,900 (thirty nine million one hundred and eight thousand nine hundred) registered series B shares numbered from No. B000001 to No. B39108900;

c) 750,000 (seven hundred fifty thousand) registered series C shares numbered from No. C000001 to No. C750000;

d) 2,267,025 (two million two hundred sixty seven thousand twenty five) registered series D shares numbered from No. D0000001 to No. D2267025;

e) 9,000,000 (nine million) bearer series E shares numbered from No. E0000001 to No. E9000000;

f) 1,350,000 (one million three hundred fifty thousand) bearer series F shares numbered from No. F0000001 to No. F1350000;

2. Shares listed in Section 1 item 1 letter a) to c) of this paragraph shall be registered shares subscribed by the shareholders as part of the Company's transformation from a limited liability company into a joint stock company referred to in § 2 herein.

3. Subject to the provisions of §17 herein, series A and C shares shall be preferred shares in that each such share shall entitle its holder to five votes at the General Meeting of the Shareholders.

4. The series A shares shall also enjoy preferences defined in §11, section 1 and section 6, §21, section 2, letter a), point (i), §22, section 1, §28, section 2, §30, section 1 and §31, section 1.

§ 8

1. In the period until June 30th, 2007 , the Company's Management Board shall be authorised to make one or several increases of the share capital by a total amount not greater than PLN 42,568,143 (forty two million five hundred sixty eight thousand one hundred forty three) (authorised capital).

2. Management Board resolutions relating to delivery of shares in exchange for in-kind contributions shall not require consent of the Supervisory Board.

3. Subject to Section 4 within the limits of the authorised capital, the Management Board shall have the right to waive or to limit the preemptive rights upon consent of the Supervisory Board.

4. Authorisation, which is mentioned in the Section 3 above, is not applicable in case of increases of share capital which are to be offered to (i) individuals who currently work or who have worked on behalf of the Company or entities affiliated with the Company, pursuant to a contract of employment or other agreement such as mandate agreement or agreement for performance of a specific task or other agreement having similar effects, in the opinion of the Management Board, to a contract of employment, or (ii) an entity which will provide the shares subscribed thereby to persons referred to in point (i).

5. Share capital increases referred to in Section 1, may also be executed by way of issuance of subscription warrants with maturity date no longer than the period specified in section 1.

§ 9

The Company may issue bonds, including bonds convertible into shares.

§ 9a

1. The Company's shares may be redeemed on shareholder's consent by way of their purchase by the Company (voluntary redemption).

2. The purchase of Company's shares for the purpose of their redemption requires the consent of the General Meeting of Shareholders.

3. Redemption of the Company's shares requires a resolution of the General Meeting of Shareholders, subject to the provisions of Art. 363 paragraph 5 of the Commercial Companies Code.

4. The resolution referred to in the previous section shall define in particular:

1) legal basis for redemption of shares,

2) amount of compensation to be vested in the owner of redeemed shares or a justification of redemption of shares without compensation,

3) way of share capital decrease.

§ 10

1. Bearer shares may not be converted into registered shares.

2. Conversion of registered series A, B and C shares to bearer shares shall be made within 30 days from the date of filing an application by the shareholder holding such shares, subject to this paragraph and §11 of the Statutes.

3. Subject to Sections 4 and 5 of this paragraph, series B shares numbered from No. B 000 001 to No. B 18 865 900 may be converted into bearer shares not earlier than after the following dates:

a) after July 1st, 2000, 20% of series B shares held by each shareholder on the date such shares were admitted to public trading, may be converted into bearer shares;

b) after July 1st, 2001, further 10% of series B shares held by each shareholder on the day such shares were admitted to public trading may be converted into bearer shares (a total of 30% of shares), and then after July 1st of each subsequent calendar year, the number of series B shares of each shareholder which will be available for conversion into bearer shares, will increase by 10% of the overall number of series B shares held by each shareholder on the date such shares were admitted to public trading.

4. Conversion of series B shares numbered from No. B 000 001 to No. B 18 865 900 into bearer shares may be made prior to the termination of the dates referred to in Section 3 above in the event of:

(i) the shareholder holding series B shares of such numbers acquiring retiree status provided that this shareholder has reached the age of 60 in case of women and 65 in case of men,

(ii) the shareholder holding shares of such numbers acquiring the right to benefits from social insurance fund, because of full inability to work or

(iii) death of shareholders holding shares with such numbers or

(iv) acquisition of such shares by a shareholder holding all the series A shares or another person appointed by the Company.

(v) Company's Management Board's consents for conversion of a specific number of such shares.

4'. Management Board of the Company may approve conversion of series B shares numbered from No. B 000 001 to No. B 18 865 900 into bearer shares in the event of the shareholder holding series B shares of such numbers acquiring retiree status even if this shareholder has not reached the age referred to in section 4 point (i) or in case of reaching this age by such shareholder without acquiring retiree status.

5. Conversion of shares referred to in Section 4 may be effected at the request of a shareholder or heirs thereof as of: (i) July 1st of the year during which one of the events specified in the above referenced section, provided that it occurred not later than on July 1st of such year or (ii) July 1st of the year following that during which one of the events specified in point (i) above occurred.

6. It shall not be possible to convert registered series D shares into bearer shares at a request of a shareholder.

7. Conversion of registered series D shares into bearer shares may be effected by a resolution of the Management Board with the numbers of shares subject to such conversion and the date on which it will be made specified thereby.

7'. Sections 3 - 5 above shall not apply in the event of a public tender to subscribe for the sale or exchange of Company shares in compliance with the Act of 21 August 1997 - Law on Public Trading of Securities, hereinafter referred to as the "Law on Public Trading of Securities", provided that the Management Board represents, in a statement issued after the announcement of the tender, that it considers the tender to be hostile.

8. Any costs associated with the conversion of shares shall be borne by the Company.

§ 11

1. The sale or conversion of preferred series A shares into bearer shares requires the written consent of shareholders holding at least 50% of the preferred series A shares registered in the share register on the date of filing the application referred to in Section 2.

2. Shareholders intending to sell or to convert the preferred series A shares into bearer shares shall be obliged to deliver to the Management Board a request in writing for a permit for sale or conversion addressed to all the remaining shareholders holding preferred series A shares who are authorised to grant such consent.

3. Within 14 days from the date of receipt of the request referred to in Section 2, the Management Board shall be obliged to deliver a copy of the request to each holder of preferred series A shares who are authorised to express their consent, to the address of each shareholder registered in the share register.

4. If the shareholder intending to sell or convert preferred series A shares into bearer shares does not receive written consents of holders of over 50% of preferred series A shares within 14 days from the date of delivery by the Management Board of a copy of the request referred to in Section 2 to the last of the shareholders authorised to grant their consent, it shall be assumed that consent was not granted.

5. The sale of preferred series A shares may occur at a price not greater than the nominal value of such shares.

6. The sale of preferred series C shares requires the written consent of the shareholders holding at least 80% of the preferred series A shares, unless the acquirer is a legal entity being (i) a wholly-owned direct or indirect subsidiary of the seller, (ii) a direct or indirect sole owner of the seller or (iii) a wholly-owned direct or indirect subsidiary of the sole owner of the seller. Sections 2 - 4 shall apply respectively.

§ 11a

1. The sale of registered series B shares numbered from B 032 731 556 to 033 999 015 or their conversion to bearer shares shall require the written consent of shareholders holding over 50% series A shares altogether. The consent shall be given by all such shareholders on receipt of written application of a shareholder intending to sell shares or his or her plenipotentiary.

2. Request for consent shall be delivered to the Management Board which shall immediately pass the application to owners of series A shares. Decision on the consent must be taken in the period of two months since delivery of the shareholder's application to the Management Board. Should the decision not be taken within the period, it shall be assumed the consent was granted.

3. Decision denying consent for sale of shares should at the same time specify another acquirer as well as the price and date of payment. The suggested price must not be lower than a share nominal value or the purchase price of traded shares by a shareholder applying for consent for sale - depending on which value shall be higher. An owner of series A shares may be indicated as the acquirer. The date of payment specified in the decision must not be longer than two months from the date of decision on denial of consent for the sale of shares.

4. A decision denying consent for conversion of shares referred to in item 1 to bearer shares shall at the same time indicate the date of granting such consent.

IV. ORGANISATION OF THE GOVERNING BODIES

§ 12

The Company shall have the following governing bodies:

1) the General Meeting of the Shareholders;

2) the Supervisory Board;

3) the Management Board.

A. General Meeting of the Shareholders

§ 13

1. The General Meeting of the Shareholders shall have competence in matters reserved to it under the Commercial Companies Code, provisions of other laws and as provided herein, subject to section 2.

2. Purchase and sale of a piece of real property, perpetual usufruct or a share in a piece of real property shall not require a resolution of the General Meeting of Shareholders.

§ 14

Apart from persons indicated in the provisions of the Commercial Companies Code, each member of the Supervisory Board meeting the requirements set forth in § 20 Section 4 may request the Management Board to call a General Meeting of the Shareholders, and if such request is not complied with, call such meeting himself.

§ 15

1. Resolutions of the General Meeting of the Shareholders shall be adopted by an absolute majority of votes cast unless the Commercial Companies Code, provisions of other laws or these statutes provide for different terms of adopting such resolutions.

2. In addition to matters as provided by law, the absolute majority of 3/4 (three quarters) of votes cast shall be required for validity of resolutions concerning:

a) a merger of the Company with another entity, other forms of consolidation that'are or will be allowed under law, and division of the Company;

b) the remuneration of members of the Supervisory Board, including individual remuneration of those members who were elected to a continuous supervisory.

3. Subject to section 4, the absolute majority of 3/4 (three quarters) votes cast when the Shareholders representing at least 50% of the Company's share capital are present, shall be required for the resolution on the removal of matters from the agenda of the General Meeting of the Shareholders that were previously contained in the agenda. In the event a motion for such resolution is submitted by the Management Board an absolute majority of votes cast shall be required in order to adopt such a resolution.

4. Removal of any matters from the agenda of a General Meeting of the Shareholders at the request made on the basis of Article 400 of the Commercial Companies Code by a shareholder representing at least one tenth of the Company's share capital, shall require consent of the shareholder who made such request.

5. Adoption of a resolution relating to shareholder's liability with respect to the Company due to any reason shall require an absolute majority of 3 (three quarters) of votes cast in the presence of shareholders representing at least 50% of all the Company shares which may be voted in the adoption of such resolution.

§ 16

1. The General Meeting of the Shareholders shall be opened by the chairman or another member of the Supervisory Board, and in case of their absence by a member of the Management Board, except for cases where the General Shareholders Meeting is called by a member of the Supervisory Board as provided in paragraph 20 section 4. In such cases, such member of the Supervisory Board or a person delegated by such person shall open the Meeting and present the reasons for calling such meeting.

2. The General Meeting of the Shareholders may approve its rules and regulations stipulating in detail the organisation and procedures for holding meetings. Adoption, amendment or termination of the rules and regulations must be passed by a majority of 3/4 votes cast.

§ 17

1. Subject to section 2 none of the shareholders may exercise more than 20% of the overall number of votes at the General Meeting of the Shareholders, provided that for the purposes of establishing obligations of purchasers of material blocks of shares as provided in the Law on Public Trading of Securities such restriction of the voting rights does not exist.

2. The restriction of the voting rights referred to in section 1 shall not apply to:

a) shareholders holding the preferred series A shares;

b) the deposit bank which, on the basis of agreement with the Company, issued depository receipts based on the Company Shares, in the event that such entity exercises the voting rights attached to shares which were the basis for the issuance of depository receipts; and

c) a shareholder who, while having no more than 20% of the overall number of votes at the General Meeting of the Shareholders, announced a tender for subscription for the sale or exchange of all the shares of the Company and in result of such tender purchased shares which, including the previously held Company shares, authorise it to exercise at least 75% of the overall number of votes at the General Meeting of the Shareholders. For the purposes of calculating a shareholder's share in the overall number of votes at the General Meeting of the Shareholders referred to above it is assumed that the restriction of the voting rights provided in section 1 does not exist.

3. For the purposes of Section 1 and section 2, letter c), exercise of votes by a subsidiary shall be treated as the exercise of votes by a parent company (dominating entity) as defined in the Law on Public Trading of Securities.

4. The percentage share of a shareholder who holds any preferred series C shares in the overall number of votes at the General Meeting of the Shareholders may not be greater than the percentage share of such shareholders in the overall number of shares which form the Company's share capital on the date of holding a General Meeting of the Shareholders.

5. At any General Meeting of the Shareholders the percentage of votes of foreign entities and entities controlled by foreign entities may not be greater than 49%. The limitation shall not refer to entities with their seats or residence in member states of the European Economic Area.

6. Each share, whether preferred or not, entitles its holder to one vote in connection with passing a resolution regarding the withdrawal of the Company's shares from public trading.

B. Supervisory Board

§ 18

1. The Supervisory Board shall be composed of five members including the chairman, and shall be elected in accordance with the provisions of §20 and §21.

2. The Chairman of the Supervisory Board is chosen by the General Shareholders Meeting. Members of the Supervisory Board may elect a deputy of the chairman or persons performing other functions from among themselves.

3. The Supervisory Board may, by way of resolution, appoint panels or committees for specific tasks from among its members. Costs of functioning of such committees or panels shall be borne by the Company.

§ 19

1. In addition to matters provided for in the provisions of the Commercial Companies Code, the following shall be within the exclusive competency of the Supervisory Board:

a) setting the remuneration and/or other benefits of the members of the Management Board payable or to be granted by the Company or its Affiliate, referred to in point b) below, and representing the Company in agreements and disputes with the members of the Management Board;

b) subject to Sections 2, 3 and 4 of this paragraph, granting consent for the Company to enter into or to amend an agreement with an Affiliate of the Company within the meaning of the Law on the Public Trading of Securities and enforcement regulations issued on the basis thereof (Affiliate);

c) choosing an auditor to review the Company's financial statements for the financial years indicated in the resolution concerning the choice of the auditor, provided, however, that the number of the successive financial years may not be less than 3 (three); The Supervisory Board, at the motion of the Management Board or for other important reasons, may shorten the period for which the auditor was selected, simultaneously choosing a new expert auditor in the place of the current one.

d) granting consent to exercise, in a defined way, the right to vote by the Company during the general meeting of shareholders of its subsidiaries as defined in the Law on Public Trading of Securities and enforcement regulations issued on the basis thereof, in case of resolutions concerning remuneration or benefits, as defined in point a) above.

2. In case of:

a) agreements referring to the operations of the Company as provided in its Statutes and made in accordance with general terms of agreements, contractual regulations and price lists, the Supervisory Board may, at the request of the Management Board, grant its consent for entering into such type of agreements and designate the time of validity of such consent;

b) loan agreements, additional payments, guarantees and sureties entered into between the Company and entities controlled thereby or associated therewith within the meaning of the accounting regulations, the Supervisory Board may grant a general consent pursuant to annual or long-term plans of financing those entities as presented by the Management Board, and designate the validity of such consent, which shall not be shorter than one year.

3. The consent of the Supervisory Board referred to in Section 1, letter b shall not be required if at least one of the conditions listed below is fulfilled:

a) the value of the rights and obligations arising from such agreement on behalf of one of the parties thereto does not exceed, during the subsequent 12 calendar months, the PLN equivalent of EURO 5,000,000 (five million) calculated at the average exchange rate quoted by the National Bank of Poland on the date of entering into or amending such agreement,

b) the value of expenses incurred by the Company in relation to subscription for shares in a company in which an Affiliate has any shareholding or purchase of shares from an Affiliate, does not exceed the PLN equivalent of EURO 10,000,000 (ten million) calculated at the average exchange rate quoted by the National Bank of Poland on the date of entering into the company's deed of association (the founders signing statutes), adoption of a resolution increasing the share capital or entering into an agreement transferring the ownership of shares,

c) the expenses shall constitute the remuneration due pursuant to the rules of remuneration as required by the labour law or the resolutions of the General Meeting of the Shareholders,

d) the agreement is made on the basis of a resolution of the General Meeting of the Shareholders,

e) the Company is the shareholder of at least 95% of the shares entitling the Company to exercise at least 95% of total voting rights at the shareholders meeting or the general shareholder meeting of the Affiliate,

f) a party to the agreement is a depository bank which purchased Company's shares for the purposes of issuing depository receipts abroad or an entity affiliated to such bank within the meaning of the Law on the Public Trading of

Securities and enforcement regulations issued on the basis thereof,

g) amendment of an agreement which was previously approved does not result in an increase of the value of Company liabilities by more than PLN equivalent of EURO 500,000 (five hundred thousand) at the average rate of exchange quoted by the National Bank of Poland on the date of such amendment.

4. No consent of the Supervisory Board for taking actions referred to in section 1, letter b and c hereof shall be required, if the Supervisory Board is not able to adopt resolutions, because the number of Supervisory Board members at that time is lower than required by the Statutes and such circumstances last for more than 14 days.

§ 20

1. Members of Supervisory Board shall be elected - with the exceptions referred to in points (a) and (b) below - for three year terms in such a manner so that during each subsequent three year period the membership of the Board is completely changed due to the annual expiration of the mandates of two members. To that effect, the election of members of the Supervisory Board shall be effected in the following manner:

a) two members of the second Supervisory Board shall be elected for a one year term, and upon the expiry of their mandates - two persons shall be elected to the Supervisory Board for a three year term;

b) two other members of the second Supervisory Board shall be elected for a two year term, and upon the expiry of their mandates two persons shall be elected to the Supervisory Board for a three year term;

c) the chairman shall be elected for a three year term.

2. Members of the Supervisory Board may be re-elected.

3. Persons employed by the Company or by entities controlled by the Company within the meaning of the Law on the Public Trading of Securities cannot be members of the Supervisory Board.

4. At least three members of the Supervisory Board shall be a person who satisfies the following conditions:

a) is not an Affiliate of the Company (except for being a member of the Company's Supervisory Board) nor is an Affiliate of an entity controlling or controlled by the Company or an Affiliate of an entity controlled by an entity controlling the Company, within the meaning of the Law on the Public Trading of Securities, collectively, the "Agora Group"; and

b) is not related to, or of kin to a second degree, to an employee of an entity included in the Agora Group.

5. All members elected to the Supervisory Board, regardless of the election procedure, who meet the criteria set forth in Section 4 above, shall serve as members referred to in Section 4 of this paragraph.

6. Majority of members of the Supervisory Board shall be Polish citizens residing in Poland.

§ 21

1. Members of subsequent Supervisory Boards shall be elected by the General Meeting of the Shareholders subject to the following terms and conditions:

a) candidates may be exclusively nominated by:

(i) shareholders holding preferred series A shares or

(ii) shareholders who documented their entitlement to not less than 5% of the votes at the last Shareholders Meeting before the candidates were nominated and who at the time of making the nomination hold not less than 5% of the share capital of the Company, provided that in order to ensure a proper nomination, it is necessary for the shareholder making such nomination to prove his right to at least 5% of the votes at the Shareholders Meeting where such nomination shall be voted on;

b) candidates shall be nominated in writing not later than 7 (seven) days prior to the General Meeting of the Shareholders. Each nomination should include a personal profile of the candidate as well as the grounds for the nomination, including an overview of such candidate's professional qualifications and experience. A written consent of the candidate should be appended to each nomination, and in the event that such candidate meets the conditions specified in § 20 Section 4, a written declaration submitted by such candidate, confirming that he meets such requirements should also be appended;

c) in the event that the nomination of the candidates is not made in accordance with the above guidelines and the provisions of §20 Sections 4 and 6, the Management Board or the Supervisory Board shall nominate the candidates for members of the Supervisory Board;

2. Subject to the exceptions provided in section 4, the principles of making nominations for members and appointment of members of the Supervisory Board as provided in Section 1 of this paragraph and §20, Section 1, shall apply to the

newly appointed members in case of dismissal, expiry of mandate or inability to perform a mandate by a member of the Supervisory Board due to other reasons, respectively. The term in office of such new member shall end at the same time as would the term of his predecessor.

3. In the event that mandates of all the members of the Supervisory Board expire in result of election of at least one Supervisory Board member by group voting, in the elections of members of the Supervisory Board appointed otherwise than by voting by groups, there shall apply the provisions of Section 1 of this paragraph and §20 Section 1 of the Statutes, respectively, provided that the candidates may be nominated and justified orally in the course of a General Meeting of the Shareholders.

4. Should a Supervisory Board member's mandate expire due to his or her resignation the other Supervisory Board members may appoint a new member who shall perform his/her functions until the General Meeting appoints a Supervisory Board member, however not longer than until the end of the term of its predecessor. Appointments of Supervisory Board members pursuant to this section shall comply with §20, sections 4 and 6, §21, section 1, letter b, second sentence and §24, section 1, respectively. The Supervisory Board may not have more than two members appointed on the above terms.

§ 22

1. Dismissal (removal) of a member of the Supervisory Board prior to the end of his term of office may be effected by a resolution of the General Meeting of the Shareholders adopted by a simple majority of votes, provided that until the expiry of the preferred status of series A shares 80% of voting rights attached to all outstanding series A shares are cast in favour of such resolution.

2. Resignation from the function of a Supervisory Board member should be made to the Supervisory Board in writing, otherwise being invalid.

§ 23

1. Resolutions of the Supervisory Board shall be adopted at the meetings of the Board, unless all its members sign the same or separate copies of a draft resolution. The meetings of the Supervisory Board shall be convened by its chairman or his deputy and in case the chairman is absent and/or his deputy has not been elected by a member of the Supervisory Board designated by the chairman. A meeting of the Supervisory Board may be called by any member referred to in §20, Section 6. Persons authorised to convene meetings of the Supervisory Board shall be obligated to convene such meetings upon the request of the Management Board made by way of a resolution and at the request of any member of the Supervisory Board. Meetings convened in such manner shall occur not later than 14 days following the receipt of such request by the person authorised to convene such a meeting.

2. Members of the Management Board may participate in the meetings of the Supervisory Board in an advisory capacity.

3. Agreements concerning the rights and obligations of the members of the Management Board shall be signed by the chairman of the Supervisory Board, and in the event of his absence, by any other member authorised by the Supervisory Board. Other legal acts between the Company and members of the Management Board shall be made in accordance with the same procedure.

4. Meetings of the Supervisory Board shall be held on as required basis, however, not less often than once per calendar quarter.

5. Meetings of the Supervisory Board may be held by way of a conference call, in a manner allowing communication among all members taking part in such meeting. The place of the meeting held by way of such conference shall be deemed as the place of the person who chairs the meeting.

6. Supervisory Board Members may participate in adoption of Supervisory Board resolutions by casting their votes in writing through another member of the Supervisory Board. Casting a vote in writing may not apply to matters introduced to the agenda at the Supervisory Board meeting.

§ 24

1. Unless otherwise provided herein, the resolutions of the Supervisory Board shall be adopted by an absolute majority of votes cast in the presence of at least three members of the Supervisory Board. In cases where an equal number of votes is cast, the chairman's vote shall prevail.

2. Resolutions concerning granting consent to enter into agreements referred to in § 19 hereof shall require approval by the majority of members referred to in § 20 section 4, provided further no member of the Supervisory Board having any interest therein shall be entitled to vote in favour of such resolution.

2'. Supervisory Board resolutions relating to suspending Management Board members in their duties and delegating Supervisory Board members to perform, on temporary basis, functions of Management Board members who cannot exercise their duties, must be voted in favour by the majority of members referred to in § 20 section 4.

3. At the request of any of the members referred to in § 20 section 4, the Supervisory Board shall be obliged to carry

out all supervisory activities contained in such request and described in the provisions of the Commercial Companies Code, provided that the member submitting such request shall be appointed to directly perform any such supervisory activities.

§ 25

The same non-competition provisions and restrictions on dealings with competing entities that apply to members of the Management Board shall also apply to members of the Supervisory Board delegated to perform continuous individual supervision within the meaning of the Commercial Code.

§ 26

1. The General Meeting of the Shareholders may adopt rules and regulations for the Supervisory Board stipulating the organisation and the manner in which the actions of the latter will be performed.

2. A resolution of the General Meeting concerning the above provision, as well as any amendment to the rules and regulations or the repeal thereof shall require an absolute majority of 3/4 (three quarters) of votes cast.

C. Management Board

§ 27

1. The Management Board shall manage the Company's affairs and represent the Company in dealings with third parties.

2. The responsibilities of the Management Board shall include all matters related to conducting the Company's affairs, provided they were not delegated otherwise, and the appointment of an independent auditor responsible for auditing the financial statements. If the approval of the Supervisory Board set forth in § 19 section 1 letter c is withheld, the Management Board is obliged to make the appointment again.

§ 28

1. The Management Board is elected by the General Meeting of the Shareholders, except for provisions of section 3 of this paragraph.

2. Subject to the provisions of Section 3 of this paragraph, the Management Board shall be composed of from 3 to 6 members with the exact number determined by the shareholders holding the majority of preferred series A shares, and following the expiration of such preferred status of all series A shares, by the Supervisory Board. All decisions concerning the number of members of the Management Board must be presented to the chairman of the General Shareholders Meeting.

3. During the term of its office the Management Board may elect by co-option not more than two additional members; the co-option of additional members is effected by a resolution of the Management Board. In case a member of the Board is appointed by way of co-option, the Management Board is obliged to include in the agenda of the nearest General Meeting of Shareholders an item concerning confirmation of appointment of a new member of the Board by way of co-option and propose an appropriate draft resolution. Should the General Meeting of Shareholders not accept the appointment of the new member of the Board by way of co-option, such Management Board member's mandate expires on conclusion of the General Shareholders Meeting.

4. The majority of members of the Management Board shall be Polish citizens residing in Poland.

§ 29

1. The Management Board shall be elected for a term of five years.

2. Management Board members shall be appointed for a period of joint term.

3. Members of the Management Board may be re-elected.

§ 30

1. Candidates for the Management Board shall be nominated exclusively by shareholders holding preferred series A shares, and following the expiry of the preferred status of all such shares, by the Supervisory Board, with the provisions regarding nomination of members to the Supervisory Board also applying to nominating members to the Management Board;

2. In the event that the persons authorised to determine the number of members of the Management Board and to nominate candidates for such members do not exercise one or both of the above rights, the number of members of the Management Board elected by the General Shareholders Meeting shall be determined by such Shareholders Meeting, while each shareholder during such Shareholders Meeting shall be able to nominate candidates for such members.

§ 31

1. Individual or all members of the Management Board may be dismissed (removed), due to important reasons, prior to the end of their term of office on the basis of the resolution adopted by the General Meeting of the Shareholders in a manner prescribed for the dismissal of the members of the Supervisory Board. A resolution on dismissal (removal) of Management Board members should state the reasons for which such dismissal is made.

2. Members of the Management Board elected pursuant to § 28 section 3 herein may be dismissed in the manner referred to in section 1 of this paragraph or by the resolution of the Management Board but the persons concerned cannot vote in this case.

§ 32

1. In the event that some members of the Management Board are dismissed or their mandate expires during the term of office for other reasons, supplementary elections shall be held only at such time as when the number of members of the Management Board performing their functions is less than three or when the composition of the Management Board does not comply with the requirement specified in § 28 section 4 hereof.

2. If the number of members of the Management Board is ever less than that required in the previous Section, the Management Board shall be obligated to immediately convene an extraordinary General Meeting of the Shareholders in order to hold supplementary elections. Supplementary elections may take place also during the ordinary General Meeting of the Shareholders if, in accordance with provisions of law, such meeting must be convened within a short period of time, while convening an extraordinary General Meeting of the Shareholders would not be appropriate in such case.

3. In the event of supplementary elections, provisions regarding the election of members of the Management Board for their full term shall apply.

§ 33

1. Members of the Management Board may elect the chairman or persons performing other functions among themselves.

2. The Management Board may adopt rules and regulations, which specify in detail its organisation and the procedures of its operations.

§ 34

Resolutions of the Management Board shall be adopted by a simple majority of votes cast.

§ 35

1. Members of the Management Board shall be bound by a non-competition clause. In particular they cannot engage in any competitive business or participate in such business as its participant, a shareholder or member of its governing bodies.

2. The above prohibition does not pertain to the participation by members of the Management Board in supervisory and management bodies of competing entities in which the Company directly or indirectly holds any shares and the acquisition by members of the Management Board of no more than 1% of the shares in competing public companies.

§ 36

Each member of the Management Board shall be authorised to make binding statements with respect to property rights and obligations of the Company and to sign on behalf of the Company.

V. FINANCIAL MANAGEMENT AND ACCOUNTING

§ 37

1. The Company's equity shall be composed of:

a) share capital;

b) spare capital;

c) reserve capital.

2. The Company may create and dissolve by way of resolutions passed by the General Meeting of the Shareholders reserve capital at the beginning and during the accounting year.

§ 38

1. Shareholders shall be entitled to a share in the net profit reflected in the financial report examined by an auditor and

designated by General Meeting of the Shareholders for distribution among shareholders.

2. The profit referred to in Section 1 shall be distributed among shareholders in proportion to the nominal value of held shares.

3. Adopting a resolution on distribution of profit, the General Meeting of Shareholders may decide upon dividend payout in the amount exceeding the profit referred to in section 1, no greater, however, than the amount permitted in the provisions of the Commercial Companies Code.

VI. FINAL PROVISIONS

§ 39

1.The Company may be dissolved as provided by law or by way of a resolution adopted by the General Meeting of the Shareholders by a majority of 3/4 (three quarters) of the votes cast in the presence of shareholders representing at least 3/4 (three quarters) of the share capital. The majority referred to in the previous sentence shall be required for a decision regarding the continued existence of the Company if the Company's balance sheet ever shows a loss exceeding the sum of the spare and reserve capital and 1/3 (one third) of the share capital.

2.In the event of the Company's liquidation, the General Meeting of the Shareholders shall appoint, upon the request of the Supervisory Board, one or more liquidators from among the members of the Management Board and shall determine the appropriate liquidation procedures.

§ 40

All matters not provided for herein shall be governed by the appropriate provisions of law, and in particular, the Commercial Companies Code.

Information on the appointment of the members of the Agora's Supervisory Board

AGORA SA

27-06-2006

The Management Board of Agora SA with its registered seat in Warsaw ("The Company") hereby informs on the appointment of Mr. Tomasz Sielicki and Mr. Bruce Rabb to the Company's Supervisory Board for a three-year term of office on the basis of the resolutions of the Annual General Meeting of June 26, 2006.

1) **Tomasz Sielicki** is 46 years old. He graduated from the Electronics Department of the Warsaw University of Technology. He has worked in ComputerLand since its formation in 1991. He was the President of the Management Board from 1992 to June 2005. On June 14th, 2005 he was appointed the President of the ComputerLand Group. He is widely recognized as a creator of the company's success.

Tomasz Sielicki is the President of the Polish Confederation of Private Employers - IT and Telecom. He is a member of Polish Business Roundtable, Center for Strategic & International Studies, Main Board of the Polish Confederation of Private Employers LEWIATAN, Board of Litewska St. Children's Hospital Fund, Board of Junior Achievement Foundation, and Board of the "United Way" Fund. He is a member of the Supervisory Board of Budimex S.A., Aram Sp. z o.o. and Agora SA (since April 1st, 1998). He represents ComputerLand in the American Chamber of Commerce and at the World Economic Forum.

In 1995, Mr. Sielicki was awarded a prestigious INFO-STAR prize. In 1999, he was named the Polish Business Leader - the title was granted by the Business Center Club to ComputerLand company and to him personally. In 1999, The Wall Street Journal placed him on the list of Central Europe's Top 10 Executives. During the World Economic Forum in Davos, in 1999, he was honoured with a prestigious Global Leader for Tomorrow prize, awarded to outstanding personalities from politics and business by the Forum's organizers and the "WorldLink" magazine. In 1997 and 2001, he received an award for the Best Public Company, granted to ComputerLand by Parkiet for the rise in the value of shares. In 2005, Tomasz Sielicki as the only Pole was named in the "Stars of Europe 2005" ranking of the European edition of the prestigious BusinessWeek.

2) **Bruce Rabb** - Senior Vice President and General Counsel of North American Bioenergy Resources, LLC ("NABR"), a company formed to develop ethanol plants and other projects for converting vegetation and waste into energy. Prior to the formation of NABR, since 1991 he was a partner in the New York based law firm of Kramer Levin Naftalis & Frankel LLP, in which he continues to serve as Counsel.

He received an AB from Harvard College in 1962, a Certificat d'Études Politiques from the Institut d'Études Politiques in Paris in 1963 and an LL.B. from Columbia Law School in 1966. He practiced law through most of his career with the exception of the years 1969-1970 when he served as Staff Assistant to the President of the United States.

In the period 1993 - 1998 he was a member of the Supervisory Board of Agora - Gazeta Sp. z o.o. and Agora - Druk Sp. z o.o. the legal predecessors of Agora SA. He currently serves on the Boards of several charitable and public interest organizations, including Human Rights Watch, FilmAid International, the National Center for Law and Economic Justice, and the Sabre Foundation.

Shareholders exercising more than 5% of voting rights at the AGM

AGORA

27-06-2006

The Management Board of Agora SA with its registered seat in Warsaw ("The Company") hereby informs that at the Annual General Meeting of Shareholders on June 26, 2006 the right to exercise more than 5 % of total voting rights was reserved to Agora Holding Sp. z o.o. (10 197 748 shares) - 27 324 148 votes, i.e. 76.48% of represented voting rights.

Disposal of shares by a person holding a managerial position in Agora

AGORA

27-06-2006

Agora SA with its seat in Warsaw (the Company), hereby announces that on June 26th, 2006 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments ("the Act"). According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure (not a member of the Management Board) and having access to inside information related to issuer, informed about the following transactions:

The disposal of:

- 5 501 ordinary bearer shares of Agora SA at PLN 34,2959 per share,

was executed during Warsaw Stock Exchange trading sessions between June 20th and 23rd, 2006.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Disposal of shares by a person holding a managerial position in Agora

AGORA.

03-07-2006

Agora SA with its seat in Warsaw (the Company), hereby announces that on July 3rd, 2006 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments ("the Act"). According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure (not a member of the Management Board) and having access to inside information related to issuer, informed about the following transactions:

The disposal of:

- 239 ordinary bearer shares of Agora SA at PLN 34 was executed during Warsaw Stock Exchange trading session on June 22nd, 2006,

- 3261 ordinary bearer shares of Agora SA at PLN 34 was executed during Warsaw Stock Exchange trading session on June 22nd , 2006,

- 4000 ordinary bearer shares of Agora SA at PLN 35,10 was executed during Warsaw Stock Exchange trading session on June 22nd, 2006,

- 600 ordinary bearer shares of Agora SA at PLN 34,80 was executed during Warsaw Stock Exchange trading session on June 28th, 2006,

- 600 ordinary bearer shares of Agora SA at PLN 34,60 was executed during Warsaw Stock Exchange trading session on June 28th, 2006,

- 800 ordinary bearer shares of Agora SA at PLN 34,50 was executed during Warsaw Stock Exchange trading session on June 28th, 2006.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Disposal of shares by a person holding a managerial position in Agora

AGORA

03-07-2006

Agora SA with its seat in Warsaw (the Company), hereby announces that on July 3rd, 2006 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments ("the Act"). According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure (not a member of the Management Board) and having access to inside information related to issuer, informed about the following transaction:

The disposal of:

- 10.165 ordinary bearer shares of Agora SA at PLN 34,73 was executed during Warsaw Stock Exchange trading sessions between June 26th and June 30th , 2006.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Information on exceeding the 5% threshold by a shareholder

AGORA

11-07-2006

The Management Board of Agora SA with its registered seat in Warsaw (the Company), hereby announces that on July 11th, 2006, the Company received a notification from Julius Baer Investment Management LLC with its registered seat in New York (Julius Baer). The notification states that as a result of contractual management of securities portfolio by Julius Baer, its clients purchased shares in Agora SA in open market transactions on June 29th, 2006. As a result of the transactions, Julius Baer holds 3,941,331 shares in Agora constituting 6.94% of Agora's share capital and entitling to 5.14% of the total number of votes at the Annual General Meeting of Shareholders. Before the aforementioned transaction, Julius Baer held 3,697,749 shares in Agora SA constituting 6.51% of the share capital of Agora and entitling it to 4.81% of the total voting rights at the Annual General Meeting of Shareholders.

Disposal of shares by a person holding a managerial position in Agora

AGORA

11-07-2006

Agora SA with its seat in Warsaw (the Company), hereby announces that on July 11th,2006 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments ("the Act"). According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure (not a member of the Management Board) and having access to inside information related to issuer, informed about the following transaction:

The disposal of:

- 10.800 ordinary bearer shares of Agora SA at PLN 36,53 was executed during Warsaw Stock Exchange trading sessions between June 26th and June 30th, 2006.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Admitting shares for trading on the Warsaw Stock Exchange

AGORA

11-07-2006

The Management Board of Agora SA informs that on July 19, 2006, 2,343,349 shares of Agora SA (the Shares) will be admitted for trading on the main market of the Warsaw Stock Exchange. The Shares constitute 5.88% of all of shares of Agora SA currently listed on the Warsaw Stock Exchange and 4.13% of all of shares of Agora SA admitted to public trading.

The shares were purchased by employees of Agora and other companies from Agora's capital group pursuant to stock participation programs executed by Agora in cooperation with Agora-Holding Sp. z o.o.

1,323,652 million of the shares are held by shareholders who acquired shares as a result of the Company's transformation into the joint stock company in 1998. The remaining shares were purchased by employees from Agora-Holding Sp. z o.o. at the nominal value in the period from 2000 to 2004.

Disposal of shares by a person holding a managerial position in Agora

AGORA

18-07-2006

Agora SA with its seat in Warsaw (the Company), hereby announces that on July 18th, 2006 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments ("the Act"). According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure (not a member of the Management Board) and having access to inside information related to issuer, informed about the following transaction:

The disposal of:

- 3 000 ordinary bearer shares of Agora SA at PLN 36,70,

- 2 000 ordinary bearer shares of Agora SA at PLN 36,60,

was executed during Warsaw Stock Exchange trading session on July 14th, 2006.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Continuation of capital restructuring in the Agora Radio Group

AGORA

24-07-2006

The Management Board of Agora SA with its registered seat in Warsaw (Agora), hereby informs about the execution on July 21, 2006 of a conditional share purchase agreement of the shares in the share capital of Biuro Obsługi Radiowej Sp. z o.o. with its seat in Poznan (BOR), Multimedia Plus Sp. z o.o. with its seat in Śrem (MP), Jan Babczyszyn Radio JAZZ FM with its seat in Poznan (Jazz).

Jazz holds the license for broadcasting local radio program " Radio 88,4 FM Złote Przeboje" and MP holds the license for broadcasting local radio program "105,4 Roxy FM" in Poznan. BOR operates broadcasting services for Jazz and MP.

The agreement was executed between two individuals (collectively referred to as the "Vendors") and Agora.

On the basis of the aforementioned agreement the Vendors disposed of:

- 2 036 shares in the share capital of BOR, constituting 50% of share capital of BOR,

- 538 shares in MP, constituting 24% of share capital of MP,

- 3 000 shares in Jazz constituting 50% of share capital of Jazz.

As a result of the aforementioned transaction Agora shall hold 100% stake in BOR, MP and Jazz entitling Agora to exercise 100% of voting rights during general meetings of shareholders of the above mentioned companies.

Additional information:

1) The investment is of a long-term nature and was financed from Agora's equity.

2) The acquisition of shares by Agora took place on the basis of a conditional share purchase agreement executed between Agora and the Vendors on July 21, 2006.

3) On the basis of the aforementioned agreement Agora acquired:

• 2 036 shares in the share capital of BOR with a total nominal value of PLN 1,018,000, at the price totaling PLN 1,200,000. The book value of acquired shares in the issuer's books is PLN 1,212,000. The Vendors disposed of all the shares in BOR. Both, the Vendors and Agora were the shareholders of BOR before the transaction, Agora held 50% of the share capital of the company. Acquired shares constitute over 20% of the share capital of BOR and meet the criterion of material value assets.

• 538 shares in the share capital of MP with a total nominal value of PLN 269,000, at the price totaling PLN 800.000. The book value of acquired shares in the issuer's books is PLN 808,000. The Vendors disposed of all the shares in MP. Both, the Vendors and Agora were the shareholders of MP before the transaction, Agora held 76% of the share capital of the company. Acquired shares constitute over 20% of the share capital of MP and meet the criterion of material value assets.

• 3 000 shares in the share capital of Jazz with a total nominal value of PLN 300,000, at the price totaling PLN 1.000.000. The book value of acquired shares in the issuer's books is PLN 1,010,000. The Vendors disposed of all the shares in Jazz. Both, the Vendors and Agora were the shareholders of Jazz before the transaction, Agora held 50% of the share capital of the company. Acquired shares constitute over 20% of the share capital of Jazz and meet the criterion of material value assets.

The condition precedent to the aforementioned agreement is the consent granted by the President of Office of Competition and Consumer Protection (OCCP) for the concentration as specified in the agreement or written information issued by the President of OCCP that such consent is not required.

Continuation of capital restructuring in the Agora Radio Group

AGORA

28-07-2006

The Management Board of Agora SA with its seat in Warsaw ("Agora") hereby informs about signing of sale agreement of 594 shares constituting 23,95% of share capital of the company under the business name "Radio Mazowsze" Sp. z o.o. with its seat in Łomianki. The disposal agreement was concluded between Agora and Region Spółka z o.o. with its seat in Krakow ("Region Sp. z o.o."). Upon the agreement Agora committed itself to sell all its shares in the share capital of Radio Mazowsze to Region Sp. z o.o. Receivables disposal agreement concluded between Agora and Region is an inseparable part of the aforementioned transaction.

Additional Information:

1) On July 27th, 2006, a conditional share disposal agreement was signed between Agora and Region Sp. z o.o.

2) The price of shares agreed between parties of the agreement amounted to PLN 64,330.20.

3) Total nominal value of the shares equals PLN 64,330.20.

4) The book value of the shares in the issuer's books as of July 27th, 2006 totaled PLN 0, including an impairment loss of the value of the sold shares in the amount of PLN 4,265,345.76.

5) On the basis of receivables disposal agreement concluded on July 27th, 2006 Agora sold to Region Sp. z o.o. receivables at the nominal value of PLN 3,488,685.33; the value of the aforementioned receivables in the issuer*s books as of July 27th, 2006 amounted to PLN 0 (the impairment loss reserve was created for the total amount of the aforementioned receivables), for the total price amounting to PLN 2,435.669,80.

6) The above transaction is not a transaction with an associate entity.

7) The shares constitute over 20% of Radio Mazowsze share capital thus fulfill the requirement of material value assets.

8) An ownership of shares shall be transferred on the later of: the date of receiving the payment for the shares (PLN 64,330.20) or the date of transfer of receivables as specified in the receivables disposal agreement concluded between Agora and Region Sp. z o.o. on July 27th, 2006.

Continuation of capital restructuring in the Agora Radio Group

AGORA

28-07-2006

The Management Board of Agora SA with its seat in Warsaw ("Agora") hereby informs about signing of sale agreement of 594 shares constituting 23,95% of share capital of the company under the business name "Radio Mazowsze" Sp. z o.o. with its seat in Łomianki. The disposal agreement was concluded between Agora and Region Spółka z o.o. with its seat in Krakow ("Region Sp. z o.o."). Upon the agreement Agora committed itself to sell all its shares in the share capital of Radio Mazowsze to Region Sp. z o.o. Receivables disposal agreement concluded between Agora and Region is an inseparable part of the aforementioned transaction.

Additional Information:

1) On July 27th, 2006, a conditional share disposal agreement was signed between Agora and Region Sp. z o.o.

2) The price of shares agreed between parties of the agreement amounted to PLN 64,330.20.

3) Total nominal value of the shares equals PLN 64,330.20.

4) The book value of the shares in the issuer's books as of July 27th, 2006 totaled PLN 0, including an impairment loss of the value of the sold shares in the amount of PLN 4,265,345.76.

5) On the basis of receivables disposal agreement concluded on July 27th, 2006 Agora sold to Region Sp. z o.o. receivables at the nominal value of PLN 3,488,685.33; the value of the aforementioned receivables in the issuer*s books as of July 27th, 2006 amounted to PLN 0 (the impairment loss reserve was created for the total amount of the aforementioned receivables), for the total price amounting to PLN 2,435.669,80.

6) The above transaction is not a transaction with an associate entity.

7) The shares constitute over 20% of Radio Mazowsze share capital thus fulfill the requirement of material value assets.

8) An ownership of shares shall be transferred on the later of: the date of receiving the payment for the shares (PLN 64,330.20) or the date of transfer of receivables as specified in the receivables disposal agreement concluded between Agora and Region Sp. z o.o. on July 27th, 2006.

Disposal of shares by a person holding a managerial position in Agora

AGORA

16-08-2006

Agora SA with its registered seat in Warsaw ("the Company"), hereby announces that on August 16th, 2006 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments ("the Act"). According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure (not a member of the Management Board) and having access to inside information related to issuer, informed about the following transaction:

The disposal of 15 272 ordinary bearer shares of Agora SA at PLN 29,69 was executed during Warsaw Stock Exchange trading sessions between August 8th and August 11th, 2006.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Disposal of shares by a person holding a managerial position in Agora

AGORA

21-08-2006

Agora SA with its registered seat in Warsaw ("the Company"), hereby announces that on August 21st, 2006 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments ("the Act"). According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure (not a member of the Management Board) and having access to inside information related to issuer, informed about the following transaction:

The disposal of 4 728 ordinary bearer shares of Agora SA at PLN 28,18 was executed during Warsaw Stock Exchange trading sessions between August 16th and August 17th, 2006.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Disposal of shares by a person holding a managerial position in Agora

AGORA

24-08-2006

Agora SA with its registered seat in Warsaw ("the Company"), hereby announces that on August 24th, 2006 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments ("the Act"). According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure (not a member of the Management Board) and having access to inside information related to issuer, informed about the following transaction:

The disposal of 1 500 ordinary bearer shares of Agora SA at PLN 29,04 was executed during Warsaw Stock Exchange trading session on August 22nd, 2006.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Continuation of capital restructuring in the Agora Radio Group

AGORA

25-08-2006

In connection with the current report no. 37/2006 dated July 24th, 2006 regarding conditional share purchase agreement of the shares in the share capital of Biuro Obsługi Radiowej Sp. z o.o. with its seat in Poznan (BOR), Multimedia Plus with its seat in Srem (MP), Jan Babczyszyn Radio JAZZ FM with its seat in Poznan (Jazz), The Management Board of Agora SA with its seat in Warsaw ("the Company") hereby informs about the execution of the Annex to the aforementioned agreement on August 24th, 2006 ("Annex"). The Annex abolished the condition precedent to the transfer of shares ownership in BOR, MP and Jazz. On the day of the Annex execution the Company acquired ownership of the aforementioned shares due to which the Company holds 100% stake in BOR, MP and Jazz entitling Agora to exercise 100% of voting rights during general meeting of shareholders of the above mentioned companies.

Disposal of shares by a person holding a managerial position in Agora

AGORA.

30-08-2006

Agora SA with its registered seat in Warsaw ("the Company"), hereby announces that on August 29th, 2006 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments ("the Act"). According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure (not a member of the Management Board) and having access to inside information related to issuer, informed about the following transaction:

The disposal of 4 000 ordinary bearer shares of Agora SA at PLN 28,72 was executed during Warsaw Stock Exchange trading session on August 24th, 2006.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

The Company's cost optimization plan

AGORA.

19-09-2006

Company's announcement

On September 19, 2006 the Management Board of Agora SA approved the plan to optimize the current business model of the Agora Group. The main objective is to increase the operating efficiency of the Company and to tailor it to changing market condition and growing competition in media. Implementation of the plan will entail a material reduction in the operating expense of the Group. The Company aims to reduce its 2007 cost base by ca PLN 35 million.

The plan's objective is to make business processes more dynamic and flexible. It assumes, inter alia, changes in the sales management structure, centralization of selected functions and outsourcing of several other, as well as optimization of many processes in support and administrative areas.

The plan also calls for an alignment of the Company's employment level to its new business model. On September 19, 2006 the Management Board notified the Labor Office of the planned group lay-offs in Agora SA which will affect up to 250 persons in the period September 20 - December 31, 2006. Current financial condition of the Agora Group allows for implementation of this most difficult aspect of the plan in a well-thought out manner and with a solid program of outplacement.

According to the Company's estimates, total cost of restructuring will reach PLN 5 million (including PLN 3.4 million cost of severances) and will be booked in 2006. The Company will also set all necessary restructuring provisions in the Group's 2006 profit and loss account.

Disposal of shares by a person holding a managerial position in Agora

AGORA

18-10-2006

Agora SA with its registered seat in Warsaw ("the Company"), hereby announces that on October 18th, 2006 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments ("the Act"). According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure (not a member of the Management Board) and having access to inside information related to issuer, informed about the following transactions:

- the disposal of 4 000 ordinary bearer shares of Agora SA at PLN 32.70 was executed during Warsaw Stock Exchange trading session on October 16th, 2006;

- the disposal of 1 000 ordinary bearer shares of Agora SA at PLN 32.80 was executed during Warsaw Stock Exchange trading session on October 16th, 2006.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Disposal of shares by a person holding a managerial position in Agora

AGORA

23-10-2006

Agora SA with its registered seat in Warsaw ("the Company"), hereby announces that on October 23rd, 2006 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments ("the Act"). According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure (not a member of the Management Board) and having access to inside information related to issuer, informed about the following transaction:

- the disposal of 1387 ordinary bearer shares of Agora SA at PLN 33.50 was executed during Warsaw Stock Exchange trading session on October 18th, 2006.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Decrease of share capital

AGORA

02-11-2006

Agora SA with its registered seat in Warsaw ("the Company"), hereby announces that on October 26th, 2006 the District Court for the capital city of Warsaw, XIII KRS Commercial Division registered the decrease of the Company's share capital.

The Company's share capital was decreased from PLN 56 757 525 to PLN 54 977 535 by PLN 1 779 990. The decrease of the share capital results from the redemption of 1 779 990 of the Company's shares with nominal value of PLN 1 per share, entitling to 1 779 990 votes at the General Meeting of Shareholders, purchased by the Company during the share buy - back program ("the Program") executed from August 18th, 2005 till November 30th, 2005.

The redemption of shares is effective as of the decrease of the Company's share capital.

The repurchase and redemption of the Company's shares were approved by the Company's shareholders.

Total expenditure on the execution of the Program including the shares repurchase costs and other planned costs related to the Program amounted to PLN 120 mln.

Starting from October 26th, 2006 the Company's share capital amounts to PLN 54 977 535.

Consolidation of 12 radio companies within Agora Radio Group

AGORA

07-11-2006

The Management Board of Agora SA with its seat in Warsaw hereby announces that on October 31st, 2006 the District Court for the capital city of Warsaw, XIII KRS Commercial Division, registered the merger of twelve radio companies exercising the licenses for broadcasting radio programs with Grupa Radiowa Agory Sp. z o.o. (GRA), a subsidiary of Agora SA.

The companies that were merged with GRA include:

- City Radio Sp. z o.o. with its seat in Częstochowa,
- Elita Sp. z o.o. with its seat in Bydgoszcz,
- Karolina Sp. zo.o. with its seat in Tychy,
- KKK FM S.A. with its seat in Wrocław,
- Radio Klakson Sp. z o.o.with its seat in Wrocław,
- Radio na Fali Sp. z o.o.with its seat in Szczecin,
- O'le Sp. z o.o.with its seat in Opole,
- Radio Pomoże Sp. z o.o.with its seat in Bydgoszcz,
- Radio Wanda Sp. z o.o.with its seat in Cracow,
- ROM Sp. z o.o.with its seat in Warsaw,
- Twoje Radio Sp. z o.o.with its seat in Wałbrzych,
- WIBOR Sp. z o.o. with its seat in Nowy Sącz.

The merger was executed pursuant to Art. 492 § 1 item 1and Art. 516 § 1, § 5, § 6 (merger by acquisition) of the Commercial Companies Code, this is by transferring all the assets of the twelve companies being acquired to GRA - the acquiring company. Before the merger GRA held 100% of share capital in each of the above 12 companies being acquired therefore pursuant to Art. 515 of the Commercial Companies Code the merger was effected without the increase of the share capital of GRA. Agora SA is the only shareholder of the acquiring company - GRA.

Disposal of shares by a person holding a managerial position in Agora

AGORA

23-11-2006

Agora SA with its registered seat in Warsaw ("the Company"), hereby announces that on November 23rd, 2006 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments ("the Act"). According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure (not a member of the Management Board) and having access to inside information related to issuer, informed about the following transaction:

- the disposal of 8068 ordinary bearer shares of Agora SA at PLN 34.86 was executed during Warsaw Stock Exchange trading session on November 21st, 2006.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Disposal of shares by a person holding a managerial position in Agora

AGORA.

23-11-2006

Agora SA with its registered seat in Warsaw ("the Company"), hereby announces that on November 23rd, 2006 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments ("the Act"). According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure (not a member of the Management Board) and having access to inside information related to issuer, informed about t he following transactions:

- the disposal of 3 994 ordinary bearer shares of Agora SA at PLN 35.21, and

- the disposal of 6 000 ordinary bearer shares of Agora SA at PLN 35.25,

were executed during Warsaw Stock Exchange trading session on November 23rd, 2006.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Disposal of shares by a person holding a managerial position in Agora

AGORA

27-11-2006

Agora SA with its registered seat in Warsaw ("the Company"), hereby announces that on November 27th, 2006 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments ("the Act"). According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure (not a member of the Management Board) and having access to inside information related to issuer, informed about the following transactions:

- the disposal of 5 386 ordinary bearer shares of Agora SA at PLN 35.00 was executed during Warsaw Stock Exchange trading session on November 24th, 2006, and

- the disposal of 510 ordinary bearer shares of Agora SA at PLN 34.78 was executed during Warsaw Stock Exchange trading session on November 27th, 2006.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Disposal of shares by a person holding a managerial position in Agora

AGORA SA

01-12-2006

Agora SA with its registered seat in Warsaw ("the Company"), hereby announces that on December 1st, 2006 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments ("the Act"). According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure (not a member of the Management Board) and having access to inside information related to issuer, informed about the following transactions:

- the disposal of 465 ordinary bearer shares of Agora SA at PLN 34.22,

- the disposal of 535 ordinary bearer shares of Agora SA at PLN 34.20,

- the disposal of 1000 ordinary bearer shares of Agora SA at PLN 34.40,

were executed during Warsaw Stock Exchange trading session on November 29th, 2006.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."